UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


05065365

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject to Company Response) ☐

File or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

AKER ASA
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

NORWAY
(Jurisdiction of Subject Company's Incorporation of Organization)

LEIF-ARNE LANGØY, CHIEF EXECUTIVE OFFICER
(Name of person(s) Furnishing Form)

"A" SHARES, par value NOK 28 per share
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

BENGT A. REM, FJORDALLEEN 16, 0250 OSLO, NORWAY, TELEPHONE: +47 24 13 00 00
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

SEPTEMBER 14, 2004
(Date of Tender Offer/Exchange Offer Commenced)

PART I - INFORMATION SENT TO SECURIT HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) Prospectus distributed to security holders on September 14, 2005 relating to the merger between Kværner ASA and Aker Maritime Finance AS.

(b) Not applicable.

Item 2. ***Informational Legends***

The prospectus contains legends appropriate for the merger pursuant to Rule 802 of the Securities Act of 1933, as amended.

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PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECUIRTY HOLDERS

Exhibit	Description
	Not applicable.

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PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X is being filed concurrently.
(2) Not applicable.

PART IV - SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AKER ASA

/s/

Name: Leif-Arne Langøy
Title: Chief Executive Officer
Date: September 14, 2005

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ATTACHMENT A

Prospectus relating to the merger between Kvævner ASA and Aker Martime Finance AS with consideration consisting of "A" Shares in Aker ASA.

\\\LO - 21510/0003 - 239605 v1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR TO BUY ANY SECURITIES

PROSPECTUS

concerning the proposed merger between

Kværner ASA and **Aker Maritime Finance AS**
(a wholly owned subsidiary of Aker ASA)

with consideration consisting of "A" Shares in

Aker ASA

SECURITIES DELIVERED AS CONSIDERATION IN THE MERGER HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "US SECURITIES ACT") AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, US PERSONS (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT) EXCEPT IN A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT.

10 September 2005

IMPORTANT INFORMATION

GENERAL

This Prospectus has been prepared, pursuant to chapter 15, 17 and 18 of the Stock Exchange Regulations in connection with the proposed Merger between Kværner and Aker Maritime Finance with consideration to the shareholders of Kværner in the form of "A" Shares in Aker. The Prospectus has been reviewed by Oslo Børs pursuant to chapter 14 of the Stock Exchange Regulations. There may have been changes in matters, which affect Aker or Kværner or their subsidiaries subsequent to the date of this Prospectus. Any significant circumstances or significant inaccuracy in the Prospectus capable of affecting an assessment of the Merger arising after the publication of this Prospectus and before the implementation of the Merger, will be published as a supplement to this Prospectus in accordance with section 14-6 of the Stock Exchange Regulations. Neither the issue nor delivery of this Prospectus shall, under any circumstances, create any implication that the information contained herein is complete or correct as of any time subsequent to the date hereof or that the affairs of the companies have not since changed.

Only Aker and Kværner are entitled to provide information in respect of matters described in this Prospectus. Information that might be provided by any other persons is of no relevance to the contents of this Prospectus and should not be relied upon.

This Prospectus is subject to Norwegian law, unless otherwise explicitly stated. Any dispute arising in respect of this Prospectus is subject to the exclusive jurisdiction of the Norwegian courts.

The Norwegian summary contained in this Prospectus has been included for information purposes only, and the English text of the Prospectus shall prevail in case of inconsistency.

In certain jurisdictions, the distribution of this Prospectus is subject to legal restrictions. No actions have or will be taken in any jurisdiction (except in Norway) that would permit the distribution of the Prospectus in any jurisdiction where action for that purpose is required. Any person receiving this Prospectus is required to inform themselves about and to observe such restrictions.

The contents of this Prospectus are not to be construed as legal, business or tax advice. Each shareholder should consult with its own legal, business or tax adviser as to legal, business and tax advice.

Certain financial and other information set forth in a number of tables in this Prospectus has been rounded, for the convenience of the readers. Accordingly, in certain instances, the sum of the numbers in a column may not conform exactly to the total figure given, however such rounding does not materially affect the information presented.

Copies of this Prospectus can be obtained from Aker or Kværner.

This Prospectus does not constitute an offer to sell or to buy any securities.

INFORMATION FOR UNITED STATES INVESTORS

Other than in compliance with applicable United States securities laws, no solicitations relating to the Merger, including the solicitation of votes to approve such Merger and the delivery of Consideration Shares, are being made or will be made, directly or indirectly, in the United States and neither Aker, Aker Maritime Finance nor Kværner is soliciting any approval of the Merger from any holder of such shares in the United States.

SECURITIES DELIVERED AS CONSIDERATION IN THE MERGER HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 ("THE US SECURITIES ACT") AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, US PERSONS (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT) EXCEPT IN A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT.

Other than in compliance with applicable United States securities laws, copies of this Prospectus are not being mailed or otherwise distributed or sent in or into or made available in the United States. Persons

receiving this Prospectus (including custodians, nominees and trustees) must not distribute or send this Prospectus (or a copy of this Prospectus) or any related documents in, into or from the United States.

The Merger is being made for the securities of a Norwegian company. The Merger is subject to disclosure requirements of Norway that are different from those of the United States. Financial statements included in this Prospectus have been prepared in accordance with Norwegian generally accepted accounting principles ("Norwegian GAAP") and the International Financial Reporting Standards ("IFRS"), which may not be comparable to the financial statements of United States companies.

Aker, Aker Maritime Finance and Kværner are organized under the laws of Norway. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. securities laws since Aker, Aker Maritime Finance and Kværner are located in Norway, and some or all of the officers and directors may be residents of Norway. You may not be able to sue a Norwegian company or its officers or directors in a Norwegian court for violations of the U.S. securities laws. It may be difficult to compel a Norwegian company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Aker or Aker Maritime Finance may purchase securities otherwise than under the Merger, such as in open market or privately negotiated purchases.

UNITED KINGDOM

The communication of this Prospectus is not being made and the Prospectus has not been approved by the United Kingdom Financial Services Authority pursuant to section 85 of the Financial Services and Markets Act 2000 and has been prepared for the purposes of paragraph 1.2.2R (3) of the Prospectus Rules published by the United Kingdom Financial Services Authority.

If you are in any doubt about the contents of this Prospectus and/or the action you should take, you should seek the advice of a person who specialises in advising on the acquisition of shares and other securities who is duly authorised under the Financial Services and Markets Act 2000.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Prospectus are forward-looking. Such forward-looking statements and information are based on the beliefs of the companies' managements or assumptions based on information available to the companies. When used in this Prospectus, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the companies or their managements, are intended to identify forward-looking statements. Such forward-looking statements reflect the current views of the companies or their managements with respect to future events and are subject to risks, uncertainties and assumptions. The companies can give no assurance as to the correctness of such forward-looking statements. Many factors could cause the actual results to differ materially from current expectations or historical results, including, among other things, the risk that the closing conditions of the transaction will not be satisfied and risks or uncertainties associated with the merged company's products, technological development, growth management, relations with customers and, more generally, general economic and business conditions, changes in domestic and foreign laws and regulations (including those of the European Union), taxes, changes in competition and pricing environments, and other factors referenced in this Prospectus. Some of these factors are discussed in more detail under section 7 "Risk Factors". Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Prospectus as anticipated, believed, estimated or expected. Except as required by applicable Norwegian law, the companies do not intend, and do not assume any obligation, to update the forward-looking statements included in this Prospectus as at the date hereof.

CURRENCIES

Unless otherwise specified or unless the context otherwise requires, all references in this Prospectus to (i) "**Norwegian kroner**" or "**NOK**" refer to the currency of Norway and (ii) "**U.S. dollars**", "**U.S.$**" or "**USD**" refer to the currency of the United States of America. For indicative purposes only, the spot rate for USD to NOK as of 8 September 2005 was 6.43.

RESPONSIBILITY STATEMENTS AND DISCLAIMERS

Statement by the board of directors of Kværner*, Aker Maritime Finance and Aker*

This Prospectus has been prepared with a view to providing the shareholders in Kværner, Aker Maritime Finance and Aker with information for evaluating the proposed Merger.

To the best of the knowledge of the board of directors of Aker, Aker Maritime Finance and Kværner, the information contained in this Prospectus is in accordance with the facts and contains no omissions likely to affect the import of the Prospectus.

The board of directors of Aker makes no statement with regard to information about Kværner and its subsidiaries. The board of directors of Kværner makes no statement with regard to information regarding Aker and its subsidiaries. The board of directors of Aker Maritime Finance similarly makes no statement with regard to information about Kværner and its subsidiaries and Aker and its subsidiaries (other than Aker Maritime Finance). Market conditions and future prospects have been appraised on the basis of best judgment. As of the date of this Prospectus neither Aker, Aker Maritime Finance nor Kværner have made any due diligence investigations to verify information concerning any other party to the Merger or for the purpose of preparing this Prospectus.

Oslo, 10 September 2005

The board of directors of Kværner

Lone Fønss Schrøder (chairman)
Bjarne Borgersen (deputy chairman)
Svein Sivertsen
Eva von Hirsch
Kjell Inge Røkke

The board of directors of Aker Maritime Finance

Bengt Arve Rem (chairman)
Gunnar Voksø
Geir Arne Drangeid

The board of directors of Aker

Kjell Inge Røkke (chairman)
Lone Fønss Schrøder (deputy chairman)
Jon Fredrik Baksaas
Kjell Arvid Storeide
Bjørn Ivar Flatgård
Kjeld Per Rimberg
Atle Kåre Tranøy
Stein Aamdal
Bjarne Egil Kristiansen
Harald Magne Bjørnsen

* Lone Fønss Schrøder did not participate when the board of directors of Kværner approved the Merger on 26 August 2005. Kjell Inge Røkke did not participate when the board of directors of Aker approved the Merger and the proposal to issue the Consideration Shares on 26 August 2005. Kjell Inge Røkke is also the CEO of Kværner.

Statement by the legal counsels

On behalf of Kværner and Aker, Bugge, Arentz-Hansen & Rasmussen and Wikborg, Rein & Co., respectively, have assisted in the preparation of section 3 "The proposed Merger and the proposed subsequent distribution of dividend to the Aker shareholders" and section 8 "Legal matters relating to the Merger" of this Prospectus, as well as the Merger Plan. On the basis of the information made available to us, we are of the view that the boards of directors' proposal for the Merger Plan is correctly presented in the Prospectus and that the proposed Merger Plan in our view does not conflict with relevant Norwegian legislation.

Our statement is limited to the above, and does not relate to the contents of any other parts of the Prospectus. Our statement is further limited to legal matters, and does not relate to any statement being of a commercial, technical, financial or accounting nature. Our statement only applies to matters governed by Norwegian law and we have assumed that no other law affects our statement expressed herein.

Oslo, 10 September 2005

Bugge, Arentz-Hansen & Rasmussen

Wikborg, Rein & Co.

Statement from Aker's legal counsel regarding issue of Consideration Shares
We have acted as legal advisors to Aker in connection with the issue of Consideration Shares.

We have reviewed originals or copies of Aker's certificate of registration. articles of association and the minutes from resolutions of the board of directors of 26 August 2005 regarding the proposal to the general meeting of Aker to issue Consideration Shares to the shareholders of Kværner, all of which we have assumed to be correct and complete in all respects. Furthermore, we have made such other investigations, as we have deemed necessary for the purpose of this statement.

In our view, the resolution of the said board of directors of 26 August 2005 in respect of the issue of the Consideration Shares, as described in this Prospectus, has been duly adopted, and when the general meeting of Aker has duly adopted the proposed resolution the increase of Akers's share capital will have been validly adopted by the competent corporate body. Once the general meeting has adopted such resolution, we will issue a confirmation to that effect to Oslo Børs.

Oslo, 10 September 2005

Wikborg, Rein & Co.

Auditor
KPMG AS is the elected auditor of Aker, Aker Maritime Finance and Kværner and has issued the following statements which are included in the Prospectus:

Audit report for the financial year ending 2004 relating to Aker, Aker Maritime Finance and Kværner (included in Appendix I)

Review report regarding the pro forma accounts (included in Appendix VII)

Expert statement on the Merger, commissioned by the board of directors of Aker Maritime Finance (included in Appendix I)

Expert statement on the Merger, commissioned by the board of directors of Kværner (included in Appendix I)

Expert statement in connection with the issuance of Aker shares, commissioned by the board of directors of Aker (included in Appendix I)

Declaration to the effect that the balance sheet of Aker Maritime Finance has been prepared in accordance with the provisions of the Accounting Act (included in Appendix I)

Confirmation of interim balance sheet for Aker Maritime Finance (included in Appendix I)

Confirmation of interim balance sheet for Kværner (included in Appendix I)

TABLE OF CONTENTS

APPENDICES

1. DEFINITIONS

The following definitions apply throughout this Prospectus (except for the appendices, other than the description of pro forma consolidated financial statements - assumptions and adjustments in Appendix VII and Appendix VIII). Note that the definitions and terms also apply to the pages preceding this section.

"A" Shares	Aker class A shares
Aker	Aker ASA (organisation number 886 581 432)
Aker American Shipping	Aker American Shipping ASA (organisation number 988 228 397)
Aker American Shipping Group	Aker American Shipping and its subsidiaries
Aker Capital	Aker Capital AS (organisation number 986 733 884)
Aker Group	Aker and its subsidiaries
Aker Kværner	Aker Kværner ASA (organisation number 986 529 551)
Aker Kvaerner Group	Aker Kværner and its subsidiaries
Aker Maritime Finance	Aker Maritime Finance AS (organisation number 881 653 192)
Aker Material Handling	Aker Material Handling AS (organisation number 987 211 148)
Aker Material Handling Group	Aker Material Handling and its subsidiaries
Aker Seafoods	Aker Seafoods ASA (organisation number 986 392 858)
Aker Seafoods Group	Aker Seafoods and its subsidiaries
Aker Shares	the "A" Shares and the "B" Shares together
Aker Yards	Aker Yards ASA (organisation number 986 751 408)
Aker Yards Group	Aker Yards and its subsidiaries
"B" Shares	Aker class B shares
Consideration Shares	up to 37,803,566 "A" Shares to be distributed to the shareholders of Kværner as consideration in the Merger, as further described in section 3.4 "Merger Consideration"
IFRS	International Financial Reporting Standards
Implementation Date	the moment in time on which the Merger becomes effective by registration as completed in the Register of Business Enterprises
ISIN	International Securities Identification Number
Kværner	Kværner ASA (organisation number 918 883 908)
Kværner Group	Kværner and its subsidiaries
Merger	the merger of Kværner and Aker Maritime Finance, with the latter as the acquiring entity, with consideration to the shareholders of Kværner in the form of the Consideration Shares distributed by Aker
Merger Plan	the plan for the Merger approved by the board of directors of Kværner and Aker Maritime Finance on 26 August 2005, of which an English translation is set out as Appendix I in this Prospectus
New Aker Group	The Aker Group after the Merger becomes effective (i.e. inclusive the assets, rights and liabilities of Kværner)
NGAAP	Norwegian Generally Accepted Accounting Principles
NOK	Norwegian kroner
Oslo Børs	Oslo Børs ASA (the Oslo Stock Exchange)

Prospectus	this prospectus dated 10 September 2005, including all appendices
Public Limited Companies Act	the Norwegian Public Limited Liability Companies Act of 13 June 1997 No. 45 (as amended) (allmennaksjeloven)
Register of Business Enterprises	Foretaksregisteret (The Norwegian Register of Business Enterprises)
Securities Trading Act	the Norwegian Securities Trading Act of 19 June 1997 No. 79 (as amended) (verdipapirhandelloven)
Stock Exchange Regulations	the Norwegian Stock Exchange Regulations of 17 January 1994 No. 30 (as amended) (børsforskriften)
TRG Group	TRG Holding and its subsidiaries
TRG Holding AS	TRG Holding AS (organisation number 981 936 248), a company indirectly wholly owned by Mr. Kjell Inge Røkke
USD	United States dollars
VPS	Verdipapirsentralen ASA (The Norwegian Central Securities Depository)

2. SUMMARY

This summary contains a basic description of the Merger and information on the Aker Group, the Kværner Group and the New Aker Group. This summary does not contain all the information that is of importance to the shareholders of Aker and Kværner. Readers should read the entire Prospectus carefully, including section 7 "Risk Factors", the Merger Plan and the financial statements and related notes and statements in this Prospectus.

2.1 THE MERGER AND THE PROPOSED DIVIDEND

On 18 August 2005, Kværner and Aker announced that they had agreed to start negotiating a possible Merger whereby Kværner would be merged into the Aker Group. On 26 August 2005 the respective boards of directors entered into the Merger Plan and the board of directors of Aker approved the Merger Plan with respect to the distribution of the merger consideration. An English translation of the Merger Plan is included as Appendix 1 to the Prospectus.

The Merger will simplify the ownership structure by eliminating the current cross-ownership. The integration will also result in reduced costs by only having one parent company. The Merger is the last step to bring the work in Kværner to a conclusion as it was first outlined in July 2004.

Aker Maritime Finance will be the acquiring company in the Merger. Kværner will transfer all of its assets, rights and liabilities to Aker Maritime Finance. The merger consideration to shareholders in Kværner consists of "A" Shares in Aker. As consideration for the merger consideration, Aker will get a receivable against Aker Maritime Finance, which is equivalent to the equity accruing to Aker Maritime Finance, which amounts to NOK 6,275,391,956.

Illustration of the structure of the Merger:


Kværner shareholders
Consideration in the form of up to 37,803,566 "A" Shares
Kværner
Aker
Merger
Receivable to Aker NOK 6,275,391,956
Aker Maritime Finance

The total number of issued shares in Aker is 86,532,067, divided on 44,131,354 "A" Shares and 42,400,713 "B" Shares. As merger consideration, the shareholders of Kværner will receive 1.0935 "A" Shares in Aker for each Kværner share. Fractional "A" Shares will not be issued and will be settled in cash. No merger consideration will be distributed for the shares in Kværner owned by Aker Maritime Finance. The merger consideration will consist of a total of up to 37,803,566 "A" Shares in Aker, whereof up to 9,560,192 "A" Shares are owned by Aker and 28,243,374 new "A" Shares will be issued.

The adoption of the Merger is scheduled to be made on extraordinary general meetings of Aker Maritime Finance and Kværner to be held on 29 September 2005. An extraordinary general meeting of Aker is also to be held on 29 September 2005 to approve the issue of the Consideration Shares.

The Merger will take effect when the creditor notice period has expired, the remaining conditions for implementation of the Merger have been fulfilled and the Merger has been registered as completed in the Register of Business Enterprises, which is estimated to occur on 1 December 2005. The Consideration Shares will be distributed to those that are Kværner shareholders at such date.

The exchange ratio has been set based on share prices for the Aker share and the Kværner share in a period over 10 trading days beginning on 11 August 2005, of which 5 trading days fell before and 5 trading days after the date of announcement of the intention to start negotiations of a merger.

The Merger is to be implemented with tax continuity for Kværner shareholders who are resident for tax purposes in Norway. Tax consequences for persons that are resident for tax purposes in countries other than Norway may differ. Further details of the tax consequences of the Merger is set out in section 8.4 "Tax and duty matters".

The board of directors of Aker has proposed to distribute dividend with a total of NOK 1,606,856,174, equalling NOK 14 per Aker share. The distribution is conditional upon completion of the Merger. The dividend will also be distributed on the Consideration Shares issued in connection with the Merger. Aker Maritime Finance will receive its part of the dividend distribution on its "B" Shares in the form of a reduction of the receivable which will be established by virtue of the Merger.

The timetable below is indicative. Further information on the implementation of the Merger will be given in the form of notices to the stock exchange and press releases from the companies. It must be emphasised that there may be changes in the timetable.

- 29 September 2005	Consideration of the Merger Plan at extraordinary general meeting of Aker Maritime Finance
- 29 September 2005	Consideration of the Merger Plan at extraordinary general meeting of Kværner
- 29 September 2005	Consideration of the issue of the Consideration Shares at extraordinary general meeting of Aker.
- Approx. 29 September 2005	Merger resolutions notified to the Norwegian Register of Business Enterprises.
- Approx. 30 September 2005	Creditor notice period starts
- Approx. 30 November 2005	Deadline for creditors to raise objections with respect to the Merger.
- Approx. 1 December 2005	Implementation Date and last day for trading on Oslo Børs in the Kværner shares.
- Approx. 8 December 2005	Delivery, to those that were Kværner shareholders on the Implementation Date, in the form of delivery of Consideration Shares and cash payment to compensate for fractional Consideration Shares (if any).
- Approx. 8 December 2005	The date determining which shareholders are entitled to dividend from Aker
- Approx. 23 December 2005	Settlement of dividend from Aker

2.2 PRO FORMA FINANCIAL INFORMATION FOR THE NEW AKER GROUP

The figures below have been derived from the pro forma financial accounts prepared for the New Aker Group in connection with the Merger.

Amounts in NOK million	H1 2005	H1 2004	Year 2004
Operating revenues	28 832	24 747	51 692
Operating profit before depreciation (EBITDA)	1 334	1 114	2 372
Operating profit before impairment changes	935	706	1 566
Profit before financial items	930	679	1 531

Profit before tax and non recurring items	665	271	639
Profit before tax	665	135	408
Profit after tax	131	4	(88)
Non-current assets	18 091	17 724	17 678
Current assets	28 388	26 324	24 072
Assets	46 481	44 047	41 750
Shareholders equity and minority interest	13 000	11 922	10 937
Non-current liabilities	13 019	13 264	12 956
Current liabilities	20 462	18 862	17 858
Liabilities	33 481	32 125	30 813
Equity and liabilities	46 481	44 047	41 750
Key figures IFRS			
EBITDA-margin(%)	4.6	4.5	4.6
Earnings per share (NOK)	(2.21)	(0.76)	(4.70)
Net interest-bearing debt(-) exclusive subordinated debt	(1 033)	(2 324)	900
Equity ratio (%)	28.0	27.1	26.2

2.3 THE KVÆRNER GROUP

Kværner is a Norwegian public limited company, with its registered office in Oslo. The company's organisation number is 918 883 908. The shares are registered in VPS under ISIN NO 000 468 4408 and listed on Oslo Børs under ticker code "KVI".

The Kværner Group has undergone significant restructuring the previous years, mainly due to financial difficulties dating from its take-over the Trafalgar House group in 1996, which proved to represent an intolerable financial strain for the Kværner Group. Kværner's most important investments are the 49 per cent "B" share investment in Aker and its 20 per cent investment in Sea Launch. Sea Launch is a consortium formed to construct and operate launches of commercial satellites from a sea-based platform. The consortium partners of Sea Launch are The Boeing Company (40 per cent interest), Energia, a Russian company (25 per cent interest), Kværner (20 per cent interest) and Yuzhnoye and Yuzhmash, two Ukrainian companies (15 per cent interest together).

2.4 THE AKER GROUP

Aker was established on 13 February 2004 and has been listed on Oslo Børs since 8 September 2004 and is the holding company in an industrial group comprising the former main industrial activities and shareholdings of the Aker RGI group and the Kværner Group. The Aker Group includes several companies with a leading position in their respective industries and business areas.

2.4.1 Aker Kværner

The Aker Kvaerner Group is one of the world's leading providers of engineering and construction services to both large and small industrial facilities offshore and onshore. Contracts relating to the maintenance, modification and operation of such facilities represent an important and growing area of operations. The group also provides advanced technology products for special purposes. Aker Kværner had aggregated annual pro forma revenues of approximately NOK 35,553 million in 2004 and employs around 22,000 employees in more than 30 countries. Aker Kværner is listed on Oslo Børs. Aker owns approximately 50.01% of the shares in Aker Kværner.

2.4.2 Aker Yards

The Aker Yards Group is a multinational shipyard group with 13 yards. Aker Yards is one of Europe's largest, and among the world's five largest shipbuilders. The product range includes offshore vessels, cruise and ferry vessels, merchant vessels and offshore and specialized vessels. Aker Yards had aggregated annual pro forma revenues of approximately NOK 12,514 million in 2004 and employs

around 13,000 employees. Aker Yards is listed on Oslo Børs. Aker owns approximately 55.6% of the shares in Aker Yards.

2.4.3 Aker Seafoods

Aker Seafoods is a major seafood company based on harvesting, processing and sales of whitefish. Aker Seafoods is the largest Norwegian whitefish producer. The Aker Seafoods Group is a leading exporter of fish products and one of the largest employers in Norway's fisheries industry. Operations in Denmark comprise five processing plants and six fish receiving stations. Aker Seafoods had aggregated pro forma revenues of approximately NOK 2.5 billion in 2004 and employs approximately 1,350 employees. Aker Seafoods is listed on Oslo Børs. Aker owns approximately 66.7% of the shares in Aker Seafoods. Further, Aker, through a fully owned subsidiary, has issued bonds, which are exchangeable into up to 7,250,000 Aker Seafoods shares.

2.4.4 Aker Material Handling

The Aker Material Handling Group (previously Dexion Group) manufactures and sells various solutions for archiving, storage, warehouses and logistics. The group has four factories, and has sales offices in most European countries as well as being present in other markets through distributors or export activities. The group had aggregated revenues of approximately NOK 1,298 million in 2004 and around 700 employees. Aker owns 100% of the parent company in the Aker Material Handling Group.

2.4.5 Aker American Shipping

The Aker American Shipping Group will build, own and bare boat charter out vessels to U.S. vessel operators in accordance with the U.S. coastguard laws (Jones Act). The vessels will be constructed at Kvaerner Philadelphia Shipyard in Philadelphia, USA. The group has in excess of 600 employees including outsourced services, mainly at the shipyard in Philadelphia. Aker American Shipping is listed on Oslo Børs. Aker owns approximately 53.2 % of the shares in Aker American Shipping.

2.4.6 Aker Capital

Aker Capital's objective is to develop and manage its current company portfolio as well as developing new core business and investment opportunities related to the activities within the Aker Group. At present, Aker Capital owns Aker Asset Management, a 60% stake in Aker Invest (an investment company with ownership interests in, among others, Atlas Stord, NorSea Group, American Champion, Supply Invest, Midsund Bruk and several vessel investments) and 39.9% of Bjørge ASA.

2.4.7 Kværner

The Aker Group owns 21.7 % of the shares in Kværner.

2.4.8 Other investments and assets

Other investments and assets of the Aker Group include:

- Aker Seafoods Corp.
- Molde Fotball
- Aker Mekaniske Verksted

2.5 RISK FACTORS

Readers of this Prospectus should carefully consider all of the information contained herein, and in particular the risk factors, which may materially affect the New Aker Group's activities and investments as well as the value of the "A" Shares. A list of risk factors is included in section 7 "Risk factors". The list is not exhaustive, and additional risks may affect the New Aker Group and the "A" Shares". The actual results of the Aker Group could differ materially from those anticipated in the forward looking statements as a result of many factors, including the risks described in section 7 "Risk factors" and elsewhere in this Prospectus.

By virtue of their size, the value of Aker's holdings in Aker Kværner, Aker Yards, Aker Seafoods, Aker Material Handling and Aker American Shipping will have a substantial impact on the value of the "A" Shares. Shareholders in Aker will therefore be exposed to and affected by risks affecting these groups. In their listing prospectuses Aker Kværner, Aker Yards, Aker Seafoods and Aker American Shipping have

described certain factors that could materially affect the relevant groups' activities. Further, each of these groups comment on relevant risk factors in their financial reporting.

3. THE PROPOSED MERGER AND THE PROPOSED SUBSEQUENT DISTRIBUTION OF DIVIDEND TO THE AKER SHAREHOLDERS

3.1 BACKGROUND

On 18 August 2005, Kværner and Aker announced that they had agreed to start negotiating a possible Merger whereby Kværner would be merged into the Aker Group. It was envisaged to carry out a merger between Aker Maritime Finance and Kværner, with consideration to the shareholders of Kværner in the form of Aker "A" Shares as set out in section 13-2 (2) of the Public Limited Companies Act. The board of directors of both Aker and Kværner authorised the management of both companies to negotiate an agreement to be presented to the respective board of directors.

On 26 August 2005 the boards of directors of Aker Maritime Finance and Kværner entered into the Merger Plan and resolved to propose to their respective general meetings that Aker Maritime Finance and Kværner merge. Further, the board of directors of Aker approved the Merger Plan with respect to the settlement of the Consideration Shares. When the board of directors of Aker considered the Merger Plan, Kjell Inge Røkke withdrew from the considerations (Kjell Inge Røkke is also a director of Kværner and the CEO of Kværner). Lone Fønss Schrøder did not participate when the board of directors of Kværner considered the Merger Plan (Lone Fønss Schrøder is also the deputy chairman of the board of directors of Aker). An unofficial English translation of the Merger Plan is included as Appendix 1 to the Prospectus. The official Norwegian language Merger Plan, which previously has been sent to the shareholders of Kværner and Aker Maritime Finance, can be obtained from Aker or Kværner.

The Merger Plan has been made available to the employees of the involved companies.

3.2 THE REASONS FOR THE MERGER

The Merger will result in an ownership structure without the current cross-ownership, a simplification believed to be positively received by the market. Over the past year Kværner has significantly simplified the group and made its value clearer through divestments. At present the "B" Shares in Aker constitute Kværner's most important asset. By integrating Kværner into the Aker Group, savings will also be achieved by eliminating the current structure with two parent companies. Annual savings of up to NOK 10 million are expected from reduced administration costs, stock exchange listing fees and other shareholder related costs. Certain services shared between the Kværner Group and the Aker Group are described in section 6.13 "Certain inter-company relations". The Merger is the last step to bring the work in Kværner to a conclusion as it was first outlined at Kværner's annual general meeting on 2 July 2004. At the same time, the Merger will not weaken Aker's liquidity situation. As a result of the merger structure, Kværner's current activities, assets and liabilities, including the holding of "B" Shares in Aker, will continue to be kept separate from Aker's other activities, and the merged subsidiary will on an independent basis have a strong balance sheet.

3.3 THE MERGER

It is proposed that the Merger between Aker Maritime Finance and Kværner be implemented in accordance with the rules set out in chapter 13 of the Public Limited Companies Act and the rules of the Norwegian Tax Act on tax-free mergers, with Aker Maritime Finance as the acquiring company. Kværner will transfer all of its assets, rights and liabilities to Aker Maritime Finance (Kværner's main investments are the 49 per cent "B" share investment in Aker and its 20 per cent investment in the commercial satellite launcher Sea Launch). The merger consideration to shareholders in Kværner consists of "A" Shares in Aker, the parent company of Aker Maritime Finance, as set out in section 13-2 (2) of the Public Limited Companies Act, and a cash payment to compensate for any fractional shares. A further description of the merger consideration and the share capital increase in Aker as a result of the Merger is included in section 3.4 "Merger consideration" and section 3.6.1 "Share capital of Aker after the Merger".

The final adoption of the Merger will be made by the extraordinary general meetings of Aker Maritime Finance and Kværner approving the Merger Plan. Such resolution requires the approval from at least two-thirds of both the votes cast and the share capital represented at the respective general meetings. Such extraordinary general meetings have been called for 29 September 2005. Further, the issue of 28,243,374 "A" Shares which form part of the Consideration Shares, and therefore a condition for completing the Merger, requires approval by the general meeting of Aker, which also requires approval

from at least two-thirds of both the votes cast and the share capital represented at the general meeting. An extraordinary general meeting of Aker has also been called for 29 September 2005.

The Merger shall take effect when the creditor notice period has expired, the remaining conditions for implementation of the Merger have been fulfilled and the Merger has been registered in the Register of Business Enterprises as having been completed (see section 3.8 "Conditions for implementation of the Merger" and the Merger Plan included as Appendix 1).

It is proposed that the corporate name of the merged company will be Aker Maritime Finance AS. The merged company will have its registered office and head office in Oslo, Norway. The corporate objective of the company shall be to own or be engaged in industry and other related operations, management of capital and other group functions, as well as participation in or the taking over of other business.

Illustration of the structure of the Merger:


Kværner shareholders
Consideration in the form of 37,803,566 "A" Shares
Kværner
Aker
Merger
Receivable to Aker NOK 6,275,391,956
Aker Maritime Finance

Aker Maritime Finance shall assume responsibility for the management of Kværner from the date on which the Merger Plan is approved by the general meetings of Kværner and Aker Maritime Finance. Upon completion of the Merger Kværner will be dissolved. The Merger will be implemented in accordance with the provisions on tax-free mergers. As a result, the Merger will be tax-free for the companies and the acquisition date and opening tax value of the assets and other tax positions in Kværner will be continued in Aker Maritime Finance. See section 8.4 "Tax and duty matters" for a summary of certain Norwegian tax considerations relevant to the Merger and subsequent ownership and disposition of shares. The implementation date of the Merger for accounting purposes will be 26 August 2005.

3.4 MERGER CONSIDERATION

Aker Maritime Finance's share capital on the date of the Merger Plan was NOK 6,025,000, divided into 60,250 shares, each of NOK 100 par value. Kværner's share capital on the date of the Merger Plan was NOK 882,627,080, divided into 44,131,354 shares, each of NOK 20 par value. Aker's share capital on the date of the Merger Plan was NOK 2,422,897,876, divided into 86,532,067 shares, each of NOK 28 par value, divided on 44,131,354 "A" Shares and 42,400,713 "B" Shares.

As merger consideration, the shareholders of Kværner will receive 1.0935 "A" Shares for each Kværner share. No adjustments will be made to the merger consideration as a result of fluctuations in the price of Kværner-shares and/or "A" Shares up until completion of the Merger. Fractional "A" Shares will not be

issued. If a shareholder after a mathematical calculation shall be allocated more than a whole number of "A" Shares, the number of "A" Shares to be issued to the shareholder shall be rounded down to the nearest whole number. The consideration for fractional shares will be settled in cash based on the closing price for "A" Shares on Oslo Børs on 25 August 2005.

The Consideration Shares will be distributed to those that are Kværner-shareholders at the Implementation Date, as evidenced by Kværner's shareholder register as of the end of trading on the day when the Merger becomes effective (which will reflect trades made on such last trading day with settlement T+3). See section 3.12 "Expected timetable" for an indicative timetable for implementation of the Merger.

No merger consideration will be distributed for the shares in Kværner owned by Aker Maritime Finance, see section 3.9 "Kværner shares held by Aker Maritime Finance".

The merger consideration will consist of up to a total of 37,803,566 "A" Shares in Aker, whereof 9,560,192 "A" Shares are owned by Aker at the Implementation Date and 28,243,374 new "A" Shares will be issued. As consideration for the new "A" Shares in Aker to be issued and the existing "A" Shares owned by Aker to be distributed to Kværner shareholders as merger consideration, Aker will get a receivable against Aker Maritime Finance which is equivalent to the equity accruing to Aker Maritime Finance from the Merger, in accordance with the Public Limited Companies Act section 13-2 (2). According to the determined exchange ratio based on real value as evidenced through the closing price for "A" Shares in Aker on 25 August 2005, the claim amounts to NOK 6,275,391,956. The receivable is unsecured and is subordinated to other creditors of Aker Maritime Finance and carries an interest rate equal to three months NIBOR. See section 3.6 "Share capital of Aker after the Merger and the proposed dividend" for a further description of the share capital increase in Aker.

The Merger is to be implemented with tax continuity for the merging companies and for shareholders who are resident for tax purposes in Norway. Tax consequences for persons that are resident for tax purposes in countries other than Norway may differ. Reference is made to section 8.4 "Tax and duty matters" for further details of the tax consequences of the Merger. If you are in any doubt as to your own tax position, you should consult an independent professional tax adviser.

3.5 DETERMINATION OF THE MERGER CONSIDERATION

The exchange ratio used in the Merger was announced on 26 August 2005, and has been fixed at 1.0935 "A" Shares per share in Kværner.

The merger consideration has been determined after negotiations between Aker and Kværner, conducted by the companies' management and their boards of directors, to be the share price for Aker and Kværner, respectively, quoted on Oslo Børs over a period of 10 trading days beginning on 11 August 2005 and ending on 24 August 2005. The exchange ratio has been set based on the average closing share prices for the "A" Share and the Kværner share in this period, of which 5 trading days fell before and 5 trading days fell after the date of announcement of the intention to start negotiations of a Merger. The respective board of directors noted that both Kværner and Aker had presented their financial reports for the interim financial period ended 30 June 2005 during the period, and that the negotiations regarding the Merger were known to the market. Further, the liquidity in both the Kværner shares and "A" Shares have been satisfactory. "A" Shares for almost NOK 700 million and Kværner shares for approximately NOK 500 million have been traded in the 10-day period. Based on this, the boards of directors are of the view that relevant and price sensitive information has been available to the market and that the share prices in the period are a reasonable basis for the exchange ratio in the Merger.

3.6 SHARE CAPITAL OF AKER AFTER THE MERGER AND THE PROPOSED DIVIDEND

3.6.1 Share capital of Aker after the Merger

Aker has currently issued 44,131,354 "A" Shares and 42,400,713 "B" Shares. (The difference between the two share classes is described in section 6.15.2 "Existing share capital"). As a result of the Merger, the share capital of Aker will be increased by NOK 790,814,472, from NOK 2,422,897,876 to NOK 3,213,712,348. The increase in capital will take place through the subscription of 28,243,374 "A" Shares, each of NOK 28 par value and with a premium of NOK 138. The net premium will be allocated to Aker's share premium fund. The new "A" Shares will be issued as part of the consideration to the shareholders

in Kværner and will be regarded as subscribed by such shareholders when the general meetings have approved the Merger Plan as set out in section 13-3 (3) of the Public Limited Companies Act. The new "A" Shares to be issued will be paid by using a receivable issued by Aker Maritime Finance, which is equivalent to the equity accruing to Aker Maritime Finance from the Merger. Settlement will be made as soon as possible following the Implementation Date as set out in section 13-17 of the Public Limited Companies Act.

In order to carry out the Merger, the board of directors of Aker has proposed that the general meeting of Aker, to be held on 29 September 2005, shall adopt the following resolution:

"a) The share capital is increased by NOK 790,814,472 through subscription for 28,243,374 new A shares, with a nominal value of NOK 28 each, and with the addition of an overall share premium of NOK 3,897,585,612.

b) The shares are issued to the shareholders of Kværner ASA, with the exception of Aker Maritime Finance AS, and are deemed to have been subscribed for once the Shareholders' Meeting of Kværner ASA has approved the merger plan dated 26 August 2005 between Kværner ASA and Aker Maritime Finance AS. The pre-emptive right of existing shareholders to subscribe for shares is waived.

c) In addition, Aker ASA allots up to 9,560,192 of its own A shares to the shareholders of Kværner ASA.

d) In consideration for the issuance of new shares and the allotment of existing shares to the shareholders of Kværner ASA, all assets, rights and liabilities of Kværner ASA shall be transferred and assigned to Aker Maritime Finance AS as a whole. The transfer and assignment will take place on the date when the merger between Kværner ASA and Aker Maritime Finance AS is registered in the Register of Business Enterprises as having entered into force, with Aker Maritime Finance AS on the same date incurring a debt as against Aker ASA in an amount corresponding to the equity transferred and assigned to Aker Maritime Finance AS through the merger, cf. Section 13-2, Sub-section 2, of the Public Limited Companies Act. The amount of such debt will be NOK 6,275,391,956, which corresponds to the nominal value of the shares issued, with the addition of the share premium, before deducting costs associated with the share capital increase, together with the value of the own A shares allotted to the shareholders of Kværner ASA.

e) The shares associated with the share capital increase shall be issued, and own shares shall be allotted, simultaneously with the registration, in the Register of Business Enterprises, of the merger between Kværner ASA and Aker Maritime Finance AS as having been completed.

f) The new shares are entitled to dividends as from the 2004 financial year. In all other respects, the new shares shall carry rights in the company as from registration of the share capital increase in the Register of Business Enterprises.

g) Implementation of the present resolution is conditional upon the merger between Kværner ASA and Aker Maritime Finance AS being completed."

The Consideration Shares, which are to be distributed to shareholders in Kværner, carry the right to dividend from and including the financial year 2004 and will in all other respects carry the same rights as existing "A" Shares from the date when the Merger has been registered as completed and the share capital increase in Aker has been registered in the Register of Business Enterprises. See also section 6.15.2 "Existing share capital" for a description of the shareholder rights accruing to the "A" Shares.

3.6.2 The proposed dividend

Through the Merger, Aker will maintain its strong liquidity situation, as the Merger will eliminate liabilities related to the previous purchase of Aker American Shipping. Consequently, Aker will have the possibility to make a cash payment to the shareholders. The board of directors of Aker resolved on 26 August 2005 to propose that the extraordinary general meeting of the company to be held on 29 September 2005 shall adopt a resolution to distribute dividend with a total of NOK 1,606,856,174, equalling NOK 14 per Aker share (calculated on the basis of the number of Aker shares outstanding after the issue of the new "A" Shares forming part of the Consideration Shares). The distribution is conditional

upon and will be made after the completion of the Merger and the issuance of the Consideration Shares, and will be made to those who are shareholders of Aker immediately after the issuance of the Consideration Shares. Consequently, such dividend will also be distributed on the Consideration Shares issued in connection with the Merger, assuming the proposed dividend is approved by the general meeting. Aker Maritime Finance will receive its part of the dividend distribution on its "B" Shares in the form of a reduction of the receivable which will be established by virtue of the Merger.

3.7 IMPORTANCE OF THE MERGER FOR THE EMPLOYEES

The rights of the employees in Kværner, including benefit and remuneration, will be continued after implementation of the Merger in accordance with the Working Environment Act, other relevant legislation and established agreements. There are no employees in Aker Maritime Finance prior to the Merger.

The employees have been informed about the Merger Plan in accordance with the provisions of the Working Environment Act, other relevant legislation and established agreements. The parties will otherwise give priority to the employees receiving information and being consulted in connection with the implementation of the Merger.

3.8 CONDITIONS FOR IMPLEMENTATION OF THE MERGER

Implementation of the Merger is conditional upon the following:

a) The Merger Plan being approved by general meetings of Aker Maritime Finance and Kværner.

b) Aker having adopted a resolution to increase its share capital and to issue/distribute "A" Shares to the shareholders of Kværner as merger consideration.

c) Other conditions:

- Each of Aker, Aker Maritime Finance and Kværner may decide not to complete the Merger unless all necessary consents and approvals from relevant contracting parties and authorities have been obtained prior to the Implementation Date on satisfactory terms, and the lack of one or more such consents or approvals is of significant importance for the relevant company's financial position or the future development of the merged company after completion of the Merger. See section 8.3 "Regulatory approvals" as regards the requirement for approval of the Merger by the fishery authorities.

- Each of Aker Maritime Finance and Kværner may decide not to complete the Merger if Kværner and Aker resolve to make distributions to its shareholders, other than the dividend described in section 3.6.2 "The proposed dividend", or if Kværner's subsidiaries resolve to make group contributions to other than Kværner or its wholly owned subsidiaries, which have not been taken into account in the draft opening balance sheet or the Merger Plan.

- Each of Aker Maritime Finance and Kværner has the right to carry out a legal, financial and technical due diligence of the other company in the time period prior to adoption of the Merger Plan by the general meetings of the companies. For Kværner this includes a right to perform a due diligence review of Aker. Each of Aker Maritime Finance, Kværner and Aker may decide not to complete the Merger if the due diligence review reveals any matters, or such matters in any other way becomes known, which, in the opinion of either Aker Maritime Finance or Kværner, is deemed to have a significant negative impact on the other party's financial position or the development of the merged company after completion of the Merger, and which cannot be remedied, for instance through declarations or warranties from the company's shareholders or similar, or which is in breach of communicated assumptions for the Merger. The other party must be informed of a decision not to complete the Merger, or requests for warranties from the company's shareholders or similar, as set out above, prior to the approval of the Merger Plan in the general meeting of the relevant party. As a practical matter, no such due diligence investigations have been concluded before this Prospectus was approved and issued by the respective board of directors.

- Each of Aker Maritime Finance, Kværner and Aker may decide not to complete the Merger if in any other way prior to the registration of the completion of the Merger in the Register of Business Enterprises as set out in section 13-17 of the Public Limited Companies Act, matters relating to the other party are revealed or informed of, which by either Aker Maritime Finance or Kværner are deemed to have a

significant negative impact on the other party's financial position or the development of the merged company after completion of the Merger, and which cannot be remedied. A decision not to complete the Merger as set out above, must be made by the respective board of directors of the companies and communicated to the other two of Aker, Aker Maritime Finance or Kværner as soon as possible and prior to registration of the Merger as completed in the Register of Business Enterprises, cf. the Public Limited Companies Act section 13-17.

If the Merger is not completed by 30 December 2005, each of Aker Maritime Finance, Kværner and Aker, through decision by the board of directors, may decide not to complete the Merger.

Reference is further made to the English translation of the Merger Plan which is included in Appendix 1, where the conditions for implementation of the Merger are set out in full.

3.9 KVÆRNER SHARES HELD BY AKER MARITIME FINANCE

Aker Maritime Finance does not currently own shares in Kværner. Through the purchase of 2,959,938 shares from RGI (Europe) BV and 6,600,254 shares from Aker, Aker Maritime Finance will however prior to the Implementation Date become owner of 9,560,192 shares in Kværner amounting to 21.7 per cent of the issued share capital of Kværner. These transactions will be carried out based on the market price at the time of the purchase. This is in line with the goal of a simplified ownership structure following the Merger as no merger consideration will be paid for the shares Aker Maritime Finance owns in Kværner, which has resulted in a corresponding reduction of the receivable currently existing between Aker Maritime Finance and Aker.

3.10 SETTLEMENT

Settlement will take place through the shareholders in Kværner (other than Aker Maritime Finance, see section 3.9 "Kværner shares held by Aker Maritime Finance") receiving the Consideration Shares and cash to compensate for fractions of Consideration Shares (if any) after the Merger has been registered as completed and the share capital increase in Aker has been registered in the Register of Business Enterprises. Downwards adjustment of the number of Consideration Shares delivered as a result of rounding for fractions will be made by reducing the number of existing "A" Shares distribution by Aker. Settlement of any cash compensation for fractions of Consideration Shares will be made to the bank account registered in the VPS for dividend payments, or in the event that no such bank account exists by bank giro (similar to a Norwegian currency banker's draft) or by cheque. The Kværner shareholders will be registered as shareholders in Aker in the VPS. No transaction costs directly relating to the delivery of the merger consideration will be for the account of eligible Kværner shareholders.

3.11 EXPERT STATEMENTS

Expert statements in connection with the Merger Plan, as required pursuant to the Public Limited Companies Act, have been obtained from KPMG AS and are included in Appendix 1.

3.12 EXPECTED TIMETABLE

The timetable below is indicative. Further information on the implementation of the Merger will be given in the form of notices to the stock exchange and press releases from the companies. It must be emphasised that there may be changes in the timetable.

29 August 2005	Distribution of Merger Plan to shareholders and registration of Merger Plan in the Register of Business Enterprises
29 September 2005	Consideration of the Merger Plan at extraordinary general meeting of Aker Maritime Finance.
29 September 2005	Consideration of the Merger Plan at extraordinary general meeting of Kværner.
29 September 2005	Consideration of the issue of the Consideration Shares at extraordinary general meeting of Aker.

Approx. 29 September 2005	Merger resolutions notified to the Register of Business Enterprises.
Approx. 30 September 2005	Creditor notice period starts.
Approx. 30 November 2005	Deadline for creditors to raise objections with respect to the Merger.
Approx. 1 December 2005	Implementation Date and last day for trading on Oslo Børs in the Kværner shares.
Approx. 8 December 2005	Delivery, to those that were Kværner shareholders on the Implementation Date, in the form of delivery of Consideration Shares and cash payment to compensate for fractional Consideration Shares (if any).
Approx. 8 December 2005	The date determining which shareholders are entitled to dividend from Aker.
Approx. 23 December 2005	Settlement of dividend from Aker.

4. THE MERGED GROUP

4.1 THE SURVIVING ENTITY

Following completion of the Merger, all assets, rights and liabilities of Kværner will be transferred to Aker Maritime Finance, and Kværner will be dissolved. The corporate name of the surviving entity will continue to be Aker Maritime Finance AS and its registered address and head office will be in Oslo. The board of directors and management of Aker Maritime Finance will consist of members of the Aker Group's management.

The figure below illustrates the New Aker Group.


Aker
50.01%
55.6%
66.7%
100%
100%
100%
53.2%
Aker Kværner
Aker Yards
Aker Seafoods
Aker Maritime Finance
Aker Material Handling
Aker Capital
Aker American Shipping

4.2 BRIEF INFORMATION ABOUT AKER MARITIME FINANCE

Aker Maritime Finance was established in May 2000 and is a private limited liability company wholly owned by Aker. Its main asset is an inter-group receivable. The funding mainly consists of equity in addition to inter-group debt.

The current board of directors of Aker Maritime Finance consist of Bengt Arve Rem (chairman), Gunnar Voksø and Geir Arne Drangeid, whom all are employees of Aker. The company currently has no operational activities. The annual financial report for the financial year 2004 and audited interim balance sheet per 30 June 2005 for Aker Maritime Finance are attached to the Merger Plan.

4.3 PRO FORMA SHAREHOLDER STRUCTURE

Subject to the Merger being approved and implemented, the 20 largest shareholders of Aker will be as follows, based on ownership in Kværner and Aker, as at 4 September 2005.

Name	Number of "A" Shares	Per cent
TRG Holding AS*	48,245,048	66.66
Goldman Sachs International (NOM)	1,411,791	1.95
Kjell Inge Røkke	824,642	1.14
JPMorgan Chase Bank (NOM)	607,550	0.84
Citigroup Global Markets Ltd.	524,420	0.72
Barclays Bank Plc.	522,586	0.72
Morgan Stanley & Co. (NOM)	503,008	0.70
JPMorgan Chase Bank (NOM)	427,022	0.59
Gambak	382,725	0.53
Goldman Sachs International	372,674	0.51
Storebrand Livsforsikring	365,822	0.51
Enskilda Securities	347,800	0.48
State Street Bank	342,036	0.47
Muslik AS	326,700	0.45
DnB NOR Bank	321,551	0.44
UMOE Invest AS	297,500	0.41
Morgan Stanley & Co. (NOM)	293,714	0.41
UBS AG, London Branch	283,193	0.39

Carnegie ASA	273,375	0.38
Ove Henning Dahl	259,350	0.36
Total 20 largest	56,932,507	78.66
Other	15,442,221	21.34
Total no. of "A" Shares	72,374,728	100

* TRG Holding is a company owned indirectly by Mr. Kjell Inge Røkke.

All "B" Shares will be owned by Aker Maritime Finance.

4.4 ACCOUNTING

4.4.1 Accounting treatment of the Merger

In the financial statement of Aker and Aker Maritime Finance (the acquirer), the Merger will be accounted for as an equity transaction under § 5-14 (1) of the Norwegian Accounting Act (the purchase method). The purchase method involves that the assets, rights and liabilities of the acquired company (Kværner) are measured at fair values at the date of exchange, including any costs directly attributable to the transaction.

The accounts of the New Aker Group will be prepared in accordance with IFRS. The acquisition of Kværner will be accounted for using the purchase method as described above, i.e. the same method of accounting as for the parent company. Aker has concluded that the most appropriate is to treat the Merger as a take-over transaction by applying fair value in the accounts of the New Aker Group, with Aker as the acquiring entity. The conclusion for applying this accounting treatment has been based on an interpretation of the relevant IFRS principles and the substance of the transaction.

The implementation date of the Merger for accounting purposes will be 26 August 2005.

4.4.2 Pro forma opening balance sheet for the merged company

Draft opening balance sheet for Aker Maritime Finance is appended to the Merger Plan.

4.5 PRO FORMA FINANCIAL INFORMATION FOR THE NEW AKER GROUP

4.5.1 Pro forma financial information for the New Aker Group

Set out below are pro forma profit and loss accounts for the New Aker Group for the financial year 2004 and the interim period ended 30 June 2004 and 2005.

The financial accounts have been prepared on a historical cost basis on a consolidated level for all periods. Historical information for the Aker Group has been derived from audited consolidated financial statements for the financial year 2004 and unaudited consolidated financial statements for the financial period ended 30 June 2005 and 30 June 2004.

The financial information for the Kværner Group has been prepared based on Kværner's assets, rights and liabilities as of the end of June 2005. Balance sheet items and profit and loss items have then been rolled back to 1 January 2004 based on the assumptions described below. In addition Aker American Shipping is included from 1 January 2004 until the company was sold to Aker at the end of June 2005. The pro forma figures for Aker American Shipping include debt to equity conversion of USD 120.7 million, new paid-in equity of USD 118.5 million and contribution in kind of USD 34.1 million.

In the Kværner Group's pro forma profit and loss accounts administration expenses for the management of Kværner have been included with annual cost of NOK 24 million. In addition interest income on long-term interest-bearing receivables at 30 June 2005 have been calculated for all the reporting periods. The interest rate used, is the rate at end of 1st half of 2005. In addition, all inter-company debt and receivables between Kværner and the Aker American Shipping Group have been eliminated. Tax expenses have been calculated on the pro forma adjustments.

The pro forma financial statements are provided for information purposes only and are not necessarily indicative of actual results that would have been achieved had the transactions and assumptions described below occurred during the periods presented.

A review report from KPMG AS regarding the pro forma financial information for Aker is included in Appendix VII.

The Aker Group was established through the merger between Aker RGI Holding AS and a wholly owned subsidiary of the Kværner Group in 2004. The merger followed a series of transactions during 2004, described in the attached annual reports of Aker and Kværner. Aker's ownership in Kværner at end of 2004 was 21.7%. Kværner, in turn, owns 49% of Aker's share capital, in the form of non-voting "B" Shares.

Kværner will be merged into the Aker Group with settlement in the form of Aker "A" Shares.

In the pro forma profit and loss accounts the 21.7 % of the shares in Kværner owned by Aker (1.3 billion NOK at 30 June 2005) and the 49% of Aker's share capital owned by Kværner (5.0 billion NOK at 30 June 2005) have been eliminated. The share value have been based on the share price of Aker and Kværner on 30 June 2005.

In addition, all inter group debt and receivables between the Aker Group and the Kværner Group, around NOK 1 billion, have been eliminated. This mainly represents the purchase price for shares in Aker American Shipping, purchased by Aker from Kværner in the end of June 2005. The purchase price in excess of book value has been preliminary allocated to contracts.

To present comparable financial information, pro forma accounts for the financial year ended 2004 and the interim financial period ended 30 June 2005 have been prepared as if the Merger took place for accounting purposes as of 1 January 2004.

The pro forma financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and the accounting principles listed in Appendix III "IFRS transition document for Aker". The accounting principles may differ in material respect from accounting principles in other jurisdictions.

In 2001 the EU Commission resolved that all listed companies within the European Union are required to apply IFRS in their consolidated accounts from 1 January 2005. Under the European Economic Area agreement, these changes also apply to Norwegian companies listed on Oslo Børs. Aker has converted from NGAAP to IFRS with reporting effect from 1st quarter 2005. Aker has prepared the pro forma opening balance at the date of transition to IFRS, which is 1 January 2004.

These pro forma accounts are prepared on the basis of Aker's current understanding of IFRS, applicable from 1 January 2005. However, there are still inherent uncertainties to how these standards should be interpreted and implemented. The consequence may be that the preliminary assessments regarding the opening balance as per 1 January 2004 will have to be adjusted before the opening balance becomes "final" in connection with the first annual audited IFRS accounts of the Aker Group for the financial year ending 31 December 2005.

A description of general accounting principles on which the pro form accounts have been prepared is presented in Appendix VII "Pro forma consolidated financial statements – assumptions and adjustments, and review report from KPMG regarding pro forma financial information for Aker" which also includes pro forma financial information with breakdown on the sub-groups of the New Aker Group.

INCOME STATEMENT (IFRS)

Amounts in NOK million	H1 2005	H1 2004	Year 2004
Operating revenues	28 832	24 747	51 692
Operating expenses	(27 498)	(23 633)	(49 320)
Operating profit before depreciation (EBITDA)	**1 334**	**1 114**	**2 372**
Depreciation	(398)	(408)	(806)
Operating profit before impairment changes	**935**	**706**	**1 566**
Impairment changes	(6)	(27)	(35)
Profit before financial items	**930**	**679**	**1 531**

Net financial items	(265)	(407)	(893)
Profit before tax and non recurring items	**665**	**271**	**639**
Non recurring items	0	(136)	(231)
Profit before tax	**665**	**135**	**408**
Tax	(534)	(131)	(496)
Profit after tax	**131**	**4**	**(88)**
Minority interest	291	59	252
Majority interest	(160)	(55)	(340)

BALANCE SHEET IFRS

Amounts in NOK million	H1 2005 IFRS	H1 2004 IFRS	Year 2004 IFRS
Assets			
Non-current assets			
Property, plant & equipment	5 931	6 074	5 813
Goodwill	6 847	6 940	6 952
Deferred tax assets	1 679	1 887	1 671
Other intangible assets	1 625	1 097	1 213
Available-for-sale financial assets	-	38	68
Share and equity investments	523	212	227
Interest-bearing long-term receivables	831	595	1 068
Other long-term assets	656	880	666
Total non-current assets	**18 091**	**17 724**	**17 678**
Current assets			
Inventory, trade and other receivables	21 445	18 352	15 337
Interest-bearing short term receivables	433	657	168
Cash and bank deposits	6 511	7 315	8 567
Total current assets	**28 388**	**26 324**	**24 072**
Total assets	**46 481**	**44 047**	**41 750**
Equity and liabilities			
Total equity attributable to equity holders of the parent company	7 032	7 950	7 063
Minority interest	5 968	3 972	3 874
Total shareholders equity and minority interest	**13 000**	**11 922**	**10 937**
Non-current liabilities			
Interest-bearing loans	7 070	7 777	7 408
Subordinated debt	2 981	2 930	2 726
Deferred tax liability	766	531	688
Provisions and other long-term liabilities	2 202	2 026	2 133
Total non-current liabilities	13 019	13 264	12 956
Current liabilities			
Short term interest-bearing debt	1 738	3 114	1 495
Tax payable and trade and other payables	18 724	15 748	16 363
Total current liabilities	20 462	18 862	17 858
Total liabilities	**33 481**	**32 125**	**30 813**
Total equity and liabilities	**46 481**	**44 047**	**41 750**

Key figures IFRS

	H1 2005 IFRS	H1 2004 IFRS	Year 2004 IFRS
EBITDA-margin (%)	4.6	4,5	4,6
Earnings per share (NOK)	(2.21)	(0.76)	(4.70)
Net interest-bearing debt(-) exclusive subordinated debt	(1 033)	(2 324)	900
Equity ratio (%)	28.0	27.1	26.2

4.5.2 Expenses

Direct expenses in connection with the Merger will be paid in cash and are estimated to be approximately NOK 7 million. The distribution of these expenses is shown in the following table:

Company	Address	Service	Amount (NOKm)
KPMG AS	Oslo, Norway	Auditor for Kværner and the Aker Group	0.9
Bugge, Arentz-Hansen & Rasmussen	Oslo, Norway	Legal counsel to Kværner	2
Wikborg, Rein & Co	Oslo, Norway	Legal counsel to Aker	1.25
Printing, fees to Oslo Børs etc.			2.8

Expenses for legal and auditing advice are based on estimates by reference to the expected time to be employed and based on normal principles for fee calculations for such work.

In addition to the above expenses, expenses will, among other things, be incurred for translation, printing and distribution of the prospectus and for Oslo Børs control review.

Issue expenses will be charged against equity in the new group. Expenses relating to the issue have been defined as expenses relating to the preparation of the merger proposal and the arranging of the required extraordinary general meetings.

Expenses have been assumed to be equally divided between the two groups. In accordance with the accounting principles, that part of the restructuring expenses which related to the business which has been formally acquired (Kværner) is included in the purchase analysis and opening balance sheet. That part of the aggregate restructuring expenses which relates to the business in Aker Maritime Finance will be charged to the result in the merged group.

It is assumed that the fair value of the consideration is the market value of the Consideration Shares plus any merger expenses which are not deducted from equity capital. Any restructuring expenses which relate to the business acquired were identified and valued before the date of the agreement and documented in connection with synergy assessments, and have therefore been valued as part of the merger expenses which relate to the business acquired.

5. PRESENTATION OF THE KVÆRNER GROUP

Kværner is a Norwegian public limited company, with its registered office in Oslo. The company's organisation number is 918 883 908. The Kværner shares are registered in VPS under ISIN NO 000 468 4408 and listed on Oslo Børs under ticker code "KVI". Kværner's most important investments are the 49 per cent "B" share investment in Aker and its 20 per cent investment in the commercial satellite launcher Sea Launch.

5.1 HISTORY

The roots of the Kværner group go back to the close cooperation between several Norwegian companies that were major contributors to the industrial revolution of the mid-19th century. Kværner Brug was founded in Oslo in 1853, and Kværner came to life when it was listed on Oslo Børs in 1967 (then named Kværner Industrier a.s.).

The Kværner Group entered the offshore oil and gas market from its base in Oslo, through Kværner Engineering, established as an engineering and contracting company in the late 1960s. Offshore construction work started at Kværner Egersund in 1978 and during this period the shipyard in Stavanger was converted into an offshore fabrication facility.

Kværner Group's pulp and paper activities were handled through Kamyr (jointly owned by Kværner and Ahlstrom) until 1990, when Kamyr was divided between Kværner and Ahlstrom. Thereafter, Kværner pulp & paper became a business area in its own right.

During 1996, Kværner sought to strengthen its engineering base internationally through the acquisition of the UK based conglomerate, Trafalgar House. The NOK 11.6 billion acquisition was completed in May 1996. Kværner thus became an international competitor in shipbuilding, oil and gas, pulp and paper, plus three new additional business areas of construction, process engineering and metals with more than 80,000 staff in 100 countries and with revenues approaching NOK 80 billion. Kværner established its international operational headquarters in London in the spring of 1996. From the date of the take-over the Trafalgar House group was in financial difficulties and the acquisition proved in the end to represent an intolerable financial strain for the Kværner Group. From 1996 onwards Kværner undertook an extensive sales programme, whereby cash was released on the sale of various assets.

In April 1999, the group unveiled a plan to strengthen its financial base and to refocus its business portfolio. Three core activities were identified (E&C, oil & gas, and construction), and it was decided to dispose of all other businesses and activities falling outside of these operations in order to transform Kværner from a mechanical manufacturing conglomerate to a focused provider of industrial technology. Pursuant to this strategy and to enhance the group's financial strength the construction business was disposed of in 2000.

As the plan announced in April 1999 proved to be financially insufficient, additional equity had to be raised by Kværner both in 1999 (NOK 2 billion) and again in 2000 (NOK 2.5 billion) in order to avoid insolvency of the Kværner Group. Despite all these actions, the position of the Kværner Group worsened until, in around August 2001, it faced a financial crisis when its cash flow was proving insufficient to meet its ongoing debt obligations.

Through an agreement with its major shareholder, Aker Maritime ASA, in November 2001, the basis for a comprehensive financial and industrial reconstruction of the Kværner Group was made. The 2001/2002 financial reconstruction of the Kværner Group was the result of a co-ordinated effort by Kværner's shareholders, customers, creditors and employees. The three main elements of the reconstruction was (i) an equity issue of a total of NOK 3.5 billion, (ii) a debt restructuring of the financial indebtedness of Kværner into two tranches: senior loans of approximately NOK 4,040 million, repayable in three years, and subordinated loans of approximately NOK 4,500 million repayable in ten years and (iii) a merger of the core oil & gas activities of Aker Maritime ASA into the Kværner Group.

In December 2001, the new board of directors of Kværner decided to change the disposal strategy unveiled in April 1999 and to include the shipbuilding and the pulp & paper business areas as core business operations of the group. Simultaneously, the board of directors commenced a process to develop a new strategy and organisation for the Kværner Group.

For several years, the legal structure of Kværner was very complex. It has been a goal of Kværner to simplify this structure and better align legal and operational structures. The process started with the organisational and legal integration of the oil & gas operations of Aker Maritime ASA in March 2002, and has continued since then on a global level. Not only would this provide more adequate and flexible financing opportunities for the Kværner Group, it also offered essential operational benefits by creating a more efficient organisation, with an improved ability to utilise and share both resources and knowledge, both within its core businesses and with its partners.

Based on feedback from the market, it further became apparent in 2003/2004 that a major restructuring of the Kværner Group would be necessary in order to secure the refinancing of the Kværner Group due in 2004 when the three-year loans (approximately NOK 4.04 billion) were due. (At year end 2003 the market value of Kværner was approximately NOK 5.2 billion.) Hence, a comprehensive restructuring process was implemented, resulting, inter alia, in a three-way reorganization of the Kværner Group, establishing the three groups Aker Kværner, Aker Yards and Aker. Prior to that, it was decided to merge the shipbuilding activities of Kværner and Aker RGI Holding AS, involving the Kværner yards Kvaerner Masa Yard and 40 per cent of Aker Ostsee. The restructuring further involved an extensive refinancing of the group. Aker Kværner became listed on Oslo Børs on 2 April 2004, Aker Yards on 1 June 2004 and Aker "A" Shares on 8 September. The "B" Shares, constituting approximately 49 % of the total share capital in Aker, are owned by Kværner and are not listed.

On 28 December 2004, Kværner announced that Ellayess Ltd, one of the world's largest specialized recruitment agencies, were to be sold to Aker Kværner together with the metals operations in Pittsburgh.

On 31 March 2005, Kværner entered into an agreement for the sale of Kvaerner (UK) Limited to five former Kværner executives. Kvaerner (UK) Limited owns all shares in Kvaerner Plc, formerly Trafalgar House PLC. The Kvaerner (UK) Limited group comprises most of the operational businesses in the Kværner Group, including AK Heavy Engineering, Kvaerner IMGB, Ellayess Inc, and three UK resource companies. Kvaerner (UK) Limited further includes a number of other minority shareholdings and investments, such as Buøy Invest, Rosenberg Verft AS, Jo Sypress and Nordic Jetline and a substantial number of non-operational entities, many of which are dormant but comprising various legacy issues and properties with long-term lease contracts. At the time of the transaction Kværner had a receivable on Kvaerner (UK) Limited amounting to NOK 394 million. Pursuant to the loan agreement entered into, the loan carries a fixed interest of 10% per year. The maturity date is 31 March 2010, payable in half-yearly equal instalments. Instalments and payment of interests may be deferred by the sole decision of the borrower. Subject to certain conditions, parts or all of the loan may be made subordinated. As part of the transaction Kværner sold 25 % of the receivable together with the shares of Kvaerner (UK) Limited. In addition to the loan Kværner also provided Kvaerner (UK) Limited with a credit facility of up to NOK 100 million. Maturity date for the facility is 31 March 2008 and the interest rate is 10 %. No "stand-by" fee is payable. Interests, if any, may be deferred by Kvaerner (UK) Limited until maturity date. Kvaerner (UK) Limited and its subsidiaries has through a separate agreement received a license to use the "Kvaerner" / "Kværner" name for a limited period of time.

On 31 March 2005, Kværner announced the establishment of the Aker American Shipping Group, which, through wholly owned U.S. subsidiaries, will build, own and bareboat charter out vessels for operation in the U.S. Jones Act Market. In connection with the formation of the Aker American Shipping Group, Kværner transferred Kvaerner Philadelphia Shipyard Inc to the new group. The parent company in the new group is Aker American Shipping. Following a private placement of shares in Aker American Shipping during the second quarter of 2005, Kværner's ownership was reduced to approximately 54.7 per cent. On 30 June 2005, Kværner sold its remaining shares in Aker American Shipping to a wholly owned subsidiary of Aker.

5.2 BUSINESS DESCRIPTION

5.2.1 Introduction

Kværner's most important investments are the 49 per cent "B" share investment in Aker and its 20 per cent investment in Sea Launch (commercial satellite launcher). The following chart illustrates in a simplified manner the corporate structure of the Kværner Group as per the date of this Prospectus:


Kværner
Sea Launch
Aker "B"
Shares

5.2.2 Sea Launch

Sea Launch was formed in May 1995, as a consortium to construct and operate the first launches of commercial satellites from a sea-based platform. The consortium partners of Sea Launch are The Boeing Company (40 per cent interest), Energia, a Russian company (25 per cent interest), Kværner (20 per cent interest) and Yuzhnoye and Yuzhmash, two Ukrainian companies (15 per cent interest together).

Two vessels form the marine infrastructure of the Sea Launch system: an assembly and command ship ("ACS") and a launch platform. The ACS was built at the Govan shipyard formerly owned by the Kværner Group, and was completed in September 1997. The launch platform was previously used as a North Sea oil-drilling platform, which was refurbished at the Kvaerner Vyborg and the Rosenberg yards. Other consortium partners provided equipment, products and services to Sea Launch. Kværner is no longer operationally involved in Sea Launch.

The first satellite demonstration launch from Sea Launch was made successfully in March 1999, and the first commercial launch was made successfully in October 1999. As a technical solution, Sea Launch has been a success, and there has been a slight increase in demand for the company's services. One satellite was launched in 2002, compared to three satellites in 2003 and 2004.

The planned launch rate in 2004 was 5, but a spacecraft anomaly on the Telstar 18 launch and subsequent delays by satellite deliveries prohibited the company to meet its expected launch rate. Sea Launch is expecting to launch 5 satellites in 2005, of which 3 have been launched per the date of this Prospectus. Sea Launch reports that its total order backlog consists of 11 confirmed launches and 10 options.

After total write-downs of USD 196 million as of 31 December 2004, including all the equity invested, Kværner's book value of the investment in Sea Launch comprise of loans from Kværner to Sea Launch of USD 29 million. These loans are mainly interest bearing, but it has been deemed prudent not to accrue interest in Kværner's accounts. Kværner has also together with The Boeing Company guaranteed loans to Sea Launch from third parties on a joint and several basis and guaranteed certain advance payments from clients relating to ongoing contracts. Kværner's Sea Launch related net guarantee exposure amounts to approximately USD 151 million as of 30 June 2005.

Repayment of the loans depend on positive result/cash flows in Sea Launch which in turn are dependent on the number of launches achieved and the success of such launches, and as such represents a significant risk.

5.3 DIRECTORS, MANAGEMENT AND AUDITORS

The overall management of Kværner is vested in the board of directors and the President & CEO, with the latter being responsible for the day-to-day management of Kværner in accordance with instructions, policies and operating guidelines set out by the board of directors.

5.3.1 Board of directors

The table below sets out the names of the members of Kværner's board of directors and their ownership of shares and rights to shares in Kværner:

Name	Position	Address	Number of shares	Number of options
Lone Fønss Schrøder	Chairman	Hornbæk, Denmark	200	0
Bjarne Borgersen	Deputy chairman	Oslo, Norway	0	0
Eva von Hirsch	Director	Bergen, Norway	0	0
Svein Sivertsen	Director	Trondheim, Norway	0	0
Kjell Inge Røkke	Director	Oslo, Norway	23,439,069*	

* Substantially owned by TRG Holding. a company indirectly controlled by Mr. Røkke.

Lone Fønss Schrøder, age 45, has a law degree from the University of Copenhagen and a Master of Economics degree from Handelshøjskolen, Copenhagen. Ms Schrøder has a broad international experience from 21 years senior management and board positions in A.P. Møller-Maersk, and has been a partner and co-owner of CMC Biopharmaceuticals, Denmark. She is currently President of Wallenius Lines and a non-executive director of the board of, inter alia, Aker, Yara International ASA, Vattenfall AB and DSB. Mrs. Schrøder is a Danish citizen.

Bjarne Borgersen, age 52, has a law degree from the University of Oslo. He has extensive experience from the Norwegian financial sector, i.a. as CEO of Fokus Bank. Mr. Borgersen has also been CEO of Norsk Lotteridrift, and is currently partner in Borgersen & Partners AS. In addition to broad experience from senior management in various companies, Mr. Borgersen has several board positions, and is currently Chairman of the board of Selvaag-Gruppen and Privatbanken and a board member of Aker Seafoods, among others. Mr. Borgersen is a Norwegian citizen.

Eva von Hirsch, age 55, is a Doctor of social anthropology, and joined the Norwegian telecom company Telenor in 1998 as a special advisor to the corporate management. Since 2001 she has played a key role in the management of international telecom companies, including Ghana Telecom, for which she is responsible for the implementation of the business plan and organisational structure. Mrs. von Hirsch is a Norwegian citizen.

Svein Sivertsen, age 54, holds an engineering degree from the Norwegian Institute of Technology (NTNU). Before taking up the position as managing director in Fokus Bank ASA and then as senior executive vice president in the SINTEF Group, Mr Sivertsen worked for Nidar AS. Today, Mr Sivertsen holds a position as partner in Borgersen & Partner AS. Mr Sivertsen is presently chairman in Heidenreich Holding, in addition to being non-executive director of Hydrotech-Gruppen, KLP Eiendom, Chr Salvesen & Chr Thams, Aker Yards and Pertra ASA. Mr Sivertsen is a Norwegian citizen.

Kjell Inge Røkke, age 47, President & CEO, was elected as a director to the board of Kværner on 29 November 2001, and subsequently appointed as Chairman, a position he held until he resigned in March 2004. Mr Røkke founded and was the main shareholder in Resource Group International (RGI), which merged with Aker in November 1996. Mr Røkke (indirectly through TRG Holding) is the majority owner of both Aker and Kværner. Mr Røkke is chairman of the board of, inter alia, TRG Holding and Aker. Mr Røkke is a Norwegian citizen.

5.3.2 Group management

The table below sets out the names of the members of Kværner's senior management group, their positions and current ownership of shares and rights to shares in Kværner:

Name	Position	Address	Number of shares	Number of options
Kjell Inge Røkke	President & CEO	Oslo, Norway	23,439,069*	0
Olav Revhaug	CFO	Oslo, Norway	0	0
Ørjan Svanevik	COO	Oslo, Norway	5	0

* Substantially owned by TRG Holding, a company indirectly controlled by Mr. Røkke.

Kjell Inge Røkke, age 47, President & CEO, was elected as a director to the board of Kværner on 29 November 2001, and subsequently appointed as Chairman, a position he held until he resigned in March 2004. Mr Røkke founded and was the main shareholder in Resource Group International (RGI), which merged with Aker in November 1996. Mr Røkke (indirectly through TRG Holding) is the majority owner of both Aker and Kværner. Mr Røkke is chairman of the board of, inter alia, TRG Holding and Aker. Mr Røkke is a Norwegian citizen.

Olav Revhaug, age 55, EVP, is in charge of Kværner's financial area. Revhaug has been working with companies in the RGI group for more than ten years, and was previously financial manager at RGI. He has also had the position of financial manager at Gresvig ASA and Brooks Sports, Inc. He is a graduate of the Norwegian School of Management. Mr. Revhaug is a Norwegian citizen.

Ørjan Svanevik, age 39, EVP and COO, joined Kværner in 2002. In the period 1994 to 2001, he held various positions, including as strategy director, with Arkwright, a European based corporate advisory and investment banking firm. Prior to this, he held various international financial management positions with Schlumberger. Mr. Svanevik has an MBA from Thunderbird, Phoenix USA and a Master of Business and Economics from the Norwegian School of Management. Mr. Svanevik is a Norwegian citizen.

5.3.3 Remuneration to the board of directors and to the President & CEO

Board of directors
The aggregate remuneration paid to the board of directors of Kværner for 2004 was NOK 2,479,184, allocated with NOK 350,000 to the chairman, NOK 250,000 to the deputy chairman and NOK 200,000 to each of the other directors. Directors who were members for only parts of 2004 received pro rata remuneration. In addition, the chairman received NOK 200,000 in 2004 as compensation for additional work beyond what is normally expected from a board member. Under the same agreement, the chairman has received NOK 300,000 as of June 30, 2005.

President & CEO's remuneration
As President & CEO, Mr Kjell Inge Røkke's remuneration includes a fixed annual salary of NOK 500,000.

5.3.4 Loans to senior management

According to Kværner's reward policy for managers and employees, no loans are granted to the President & CEO, group executives or senior managers. Accordingly, there are no outstanding loans to group senior management. Further, there are no outstanding loans from Kværner to members of the board of directors.

5.3.5 Employee incentive arrangements

There is currently no common incentive program in place for all employees.

5.3.6 Independent auditors

Kværner's auditor is KPMG AS, independent public accountants, located at Sørkedalsveien 6, P.O.Box 7000 Majorstuen, N-0611 Oslo, Norway. KPMG AS is currently also the auditor of Aker.

5.4 SHARE CAPITAL AND SHAREHOLDER MATTERS

5.4.1 Share capital and shareholder matters

The following description includes certain information concerning Kværner's share capital and a summary of certain provisions of Kværner's articles of association and applicable Norwegian law. This summary does not purport to be complete and is qualified in its entirety to Kværner's articles of association and Norwegian law.

Kværner is a public limited liability company organized under the laws of Norway, including the Public Limited Companies Act. Kværner's registration number in the Register of Business Enterprises is 918 883 908. The head office of Kværner is located at Fjordalleen 16, N-0250, Oslo, Norway.

5.4.2 Share capital

Kværner's current issued share capital is NOK 882,627,080 divided into 44,131,354 shares, each with a par value of NOK 20. Each share is fully paid and carries one vote. All shares carry equal rights in the company.

5.4.3 Authorizations to the board of directors

Share capital increases
On 19 March 2004, the general meeting of Kværner resolved to give the board of directors authorization to increase the share capital of Kværner by up to NOK 74,242,702 by subscription of new shares. The board of directors is given a general authorization to derogate from the shareholders' preferential rights to new shares. The authorization may be used in connection with mergers or contribution in kind, and in circumstances as referred to in the Stock Exchange Act § 5-15. The general meeting has not given other instructions in respect of the board of directors' utilisation of the authorisation. The authorization is valid until 19 March 2006 but will be terminated as a result of the completion of the Merger. No shares have so far been issued under the authorization.

Treasury shares
Kværner currently does not hold any treasury shares.

On 31 March 2005, the general meeting of Kværner resolved to give the board of directors authorization to acquire own shares with an aggregate par value of up to NOK 88,262,708. The highest and lowest price to be paid for such shares is NOK 500 and NOK 1, respectively. The board of directors is free to decide the procedure for the acquisition and disposal of own shares. The authorization has a duration of eighteen (18) months from the date of the general meeting. No shares have so far been acquired pursuant to the authorization.

The board of directors of Kværner has not been given an authorization to issue convertible loans or other financial instruments except as described above.

5.4.4 Historical changes to the share capital

Date	Type of change	Change in share capital (NOK)	Share capital after change (NOK)	No. of shares after change	Par value (NOK)
1 January 2001				106,633,916	1
8 January 2002	Directed offering	250,000,000	356,633,916	356,633,916	1
8 February 2002	Rights offering	187,500,000	534,133,916	534,133,916	1
8 March 2002	Merger	350,000,000	894,133,916	894,133,916	1
6 May 2003	Reverse split 20:1	4	894,133,920	44,706,696	20
19 March 2004	Share capital reduction and directed share issue	11,506,840	882,627,080	44,131,354	20

5.4.5 Equity instruments

Kværner has not issued any options or other forms of equity instruments other than shares. No form of financial instruments or debt instruments with conversion rights to shares have been issued which may lead to an increase in the share capital.

5.4.6 Shareholder structure and share price development

As of 5 September 2005 Kværner had 17,948 registered shareholders of which 458 are shareholders not resident in Norway (representing approximately 19 per cent of the share capital). The following table lists Kværner's twenty largest shareholders as of 5 September 2005.

Name	Number of Shares	Per cent
1 TRG Holding AS	23,045,163	52.22
2 Aker ASA	6,600,254	14.96
3 RGI (Europe) BV	2,959,938	6.71
4 Goldman Sachs International (NOM)	1,291,076	2.93

5 Citigroup Global	415,710	0.94
6 Kjell Inge Røkke	393,906	0.89
7 JPMorgan Chase Bank (NOM)	390,510	0.88
8 Gambak	350,000	0.79
9 Goldman Sachs International	340,809	0.77
10 State Street Bank (NOM)	312,791	0.71
11 DnB NOR Bank	294,057	0.67
12 Morgan Stanley & Co. (NOM)	268,600	0.61
13 Carnegie	250,000	0.57
14 UBS AB, London Branch	201,685	0.46
15 Muslik AS	200,000	0.45
16 Barclays Bank plc	193,298	0.44
17 Skandinaviska Enskilda Banken	155,057	0.35
18 JPMorgan Securities	147,670	0.33
19 Brown Brothers Harri	112,000	0.25
20 Skandinaviska Enskilda Banken (NOM)	108,625	0.25
Total 20 largest	**38,031,149**	**86.18**
Other	6,100,205	13.82
Total No. of shares	**44,131,354**	**100**

Mr. Kjell Inge Røkke directly and indirectly controls 53.1% of the votes in Kværner (further Aker owns 21.7% of the shares in Kværner). As a result of this, Mr. Kjell Inge Røkke will have the ability to significantly influence the outcome of matters submitted for the vote of shareholders of Kværner. See further section 7.5.1 "Control by major shareholder". Father acquisitions by Mr. Kjell Inge Røkke, directly and indirectly, of Kværner shares will trigger a mandatory offer obligation.

Kværner's shares are currently listed on the Main List of Oslo Børs. The following chart illustrates the development in Kværner's share price and volume on Oslo Børs for the period September 7, 2004 through September 6, 2005:


Kværner - share price and volume development last 12 months
250
200
150
100
50
0
7.9.04
7.10.04
7.11.04
7.12.04
7.1.05
7.2.05
7.3.05
7.4.05
7.5.05
7.6.05
7.7.05
7.8.05
7.9.05
1 200 000
800 000
400 000
0

5.4.7 Dividend policy

Kværner has strived to create value for its shareholders in the form of dividends and increasing share value over time.

5.4.8 Share register

The Kværner shares are registered in the VPS with securities number ISIN NO 000 468 4408. Kværner's VPS account operator is DnB NOR Bank ASA.

5.5 FINANCIAL INFORMATION

5.5.1 Introduction

In 2004, the Kværner Group carried out a comprehensive restructuring process, which amongst others led to the establishment of the Aker Kvaerner Group, the Aker Yards Group and the Aker Group. The restructuring process also included an important refinancing and debt restructuring through which the group repaid the 3 year bond loan, transferred the 10 year bond loan to the Aker Kvaerner Group and established new external financing of the activities directly through the operative group companies. The restructuring continued in 2005 with the sale of Kvaerner (UK) Ltd. and Aker American Shipping.

The financial statements included in this section are those which were disclosed in the audited 2004 annual report as well as the unaudited interim reports for the first and second quarter of 2005. Consequently, the comparatives do not reflect the restructuring of the group which took place in 2004 and 2005.

5.5.2 Transition to IFRS

The historical financial information for Kværner have been presented in conformity with Norwegian legislation and Norwegian generally accepted accounting principles (NGAAP). From 1 January 2005, the consolidated accounts of Kværner complies with IFRS, with comparative figures for 2004. The European Union has resolved that all listed companies within the EU must apply International Financial Reporting Standards (IFRS) in their consolidated accounts. Under the European Economic Area (EEA) agreement, this change will also apply to Norwegian companies listed on Oslo Børs. Included as Appendix III is Kværner's IFRS transition report, published on 19 May 2005.

5.5.3 Group financial information

INCOME STATEMENT

Amounts in NOK million	Q2 2005 IFRS	Q2 2004 IFRS	H1 2005 IFRS	H1 2004 IFRS	Year 2004 IFRS	Year 2003 NGAAP	Year 2002 NGAAP
Operating revenues	395	9 212	1 637	17 941	20 197	38 986	43 643
Operating expenses	(394)	(8 977)	(1 743)	(17 478)	(19 620)	(38 232)	(42 331)
Operating profit before depreciation (EBITDA)	**1**	**235**	**(106)**	**463**	**577**	**754**	**1 312**
Depreciation	(10)	(91)	(21)	(218)	(252)	(848)	(885)
Operating profit before impairment changes	**(9)**	**144**	**(127)**	**245**	**325**	**(94)**	**427**
Impairment changes	-	-	-	-	-	-	-
Profit before financial items	**(9)**	**144**	**(127)**	**245**	**325**	**(94)**	**427**
Net financial items	47	(90)	27	(158)	(409)	(372)	516
Profit before tax and non recurring items	**38**	**54**	**(100)**	**87**	**(84)**	**(466)**	**943**
Non recurring items	823	(299)	(570)	(299)	(108)	(463)	124
Profit before tax	**861**	**(245)**	**(670)**	**(212)**	**(192)**	**(929)**	**1 067**
Tax	(1)	(6)	9	(17)	(201)	(69)	(190)
Profit after tax	**860**	**(251)**	**(661)**	**(229)**	**(393)**	**(998)**	**877**
Minority interest	-	43	-	44	44	4	2
Majority interest	860	(294)	(661)	(273)	(437)	(1 002)	875

BALANCE SHEET

Amounts in NOK million	Q2 2005 IFRS	Q2 2004 IFRS	Year 2004 IFRS	Year 2003 NGAAP	Year 2002 NGAAP
Assets					
Non-current assets					
Property, plant & equipment	-	587	483	2 965	3 440
Goodwill	-	-	-	4 386	4 649
Deferred tax assets	-	386	243	922	855
Share and equity investments	5 046	5 683	2 908	1 050	987
Interest-bearing long-term receivables	1 551	232	139	224	258
Other long-term assets	192	3 243	2 926	2 921	2 967
Total non-current assets	**6 789**	**10 131**	**6 699**	**12 468**	**13 156**
Current assets					
Inventory, trade and other receivables	27	2 603	1 926	12 252	12 600
Interest-bearing short term receivables	-	73	5	446	310
Cash and bank deposits	40	601	567	6 073	4 617
Total current assets	**67**	**3 277**	**2 498**	**18 771**	**17 527**
Total assets	**6 856**	**13 408**	**9 197**	**31 239**	**30 683**
Equity and liabilities					
Total equity attributable to equity holders of the parent	6 777	8 180	5 207	7 915	8 354
Minority interest	-	4	4	64	118
Total equity	**6 777**	**8 184**	**5 211**	**7 979**	**8 472**
Non-current liabilities					
Interest-bearing loans	-	505	499	3 604	4 031
Subordinated debt	-	-	-	3 946	3 901
Deferred tax liability	-	887	886	841	932
Provisions and other long-term liabilities	53	86	81	815	844
Total non-current liabilities	**53**	**1 478**	**1 466**	**9 206**	**9 708**
Current liabilities					
Short term interest-bearing debt	-	814	459	620	538
Tax payable and trade and other payables	26	2 932	2 061	13 434	11 965
Total current liabilities	**26**	**3 746**	**2 520**	**14 054**	**12 503**
Total liabilities	**79**	**5 224**	**3 986**	**23 260**	**22 211**
Total equity and liabilities	**6 856**	**13 408**	**9 197**	**31 239**	**30 683**

KEY FIGURES	Q2 2005 IFRS	Q2 2004 IFRS	H1 2005 IFRS	H1 2004 IFRS	Year 2004 IFRS	Year 2003 NGAAP	Year 2002 NGAAP
EBITDA-margin(%)	0,3	2,6	(6,5)	2,6	2,9	1,9	3,0
Earnings per share (NOK)	19,49	(6,61)	(14,98)	(6,14)	(9,85)	(22,41)	21,73
Net interest-bearing debt(-) exclusive subordinated debt			1 591	(413)	(247)	2 519	616
Equity ratio (%)			98,8	61,0	56,7	25,5	27,6

CASH FLOW STATEMENT

Amounts in NOK million	Q2 2005 IFRS	Q2 2004 IFRS	H1 2005 IFRS	H1 2004 IFRS	Year 2004 IFRS	Year 2003 NGAAP	Year 2002 NGAAP
Cash flow from operating activities	567	(698)	330	(499)	(1 046)	1 548	18
Cash flow from investing activities	(6)	(2 113)	(308)	(2 226)	(1 529)	(150)	(1 373)
Cash flow from financing activities	(593)	(3 027)	(593)	(2 700)	(2 956)	(228)	3 367
Total cash flow reporting period	**(33)**	**(5 838)**	**(572)**	**(5 425)**	**(5 531)**	**1 170**	**2 012**
Effects of changes in exchange rates on cash	-	(108)	45	(47)	25	286	(277)
Cash and cash equivalent at the beginning of period	73	6 547	567	6 073	6 073	4 617	2 882
Cash and cash equivalent at end of period	**40**	**601**	**40**	**601**	**567**	**6 073**	**4 617**

5.6 GUARANTEES, LEGAL AND OTHER MATTERS

Guarantees/indemnities, legal and other matters – general

Historically, Kværner has been involved in a large number of litigation and other legacy issues. As a matter of fact, such contingent and actual exposures were some of the main reasons why the Kværner Group entered into financial difficulties, and hence, had to be restructured and refinanced. In line with Kværner's priorities and strategy, a number of the group's legacy issues have been resolved during the last few years. However, Kværner still remains at risk with regard to significant (actual and contingent) liabilities and costs related to certain ongoing or potential legal disputes and other uncertainties. Provisions have been made to cover the expected outcome of the ongoing disputes to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcome of these cases will always be subject to uncertainties and resulting liabilities may exceed booked provisions.

Following the various restructurings, Kværner is also formally party to various guarantees and indemnities regarding operations and entities that have been transferred to third parties. This includes performance guarantees on behalf of companies which are now primarily owned by Aker Kværner or Kvaerner (UK) Limited issued prior to the relevant restructurings. In most cases, such positions have been counter-indemnified by the relevant acquiring entity.

Set out below is a summary of guarantees, legal and other issues which may be regarded as most significant. The list is neither exhaustive nor does it represent an indication of proceedings the Kværner Group may face in the future. There can be no assurance regarding the outcome of any of the issues referred to below, or that the Kværner Group will not face liabilities in excess of that anticipated.

EU - Warnow

In 2000 the European Commission opened formal proceedings to examine whether Kvaerner Warnow Werft, now renamed Aker Warnow Werft, a subsidiary within the Aker Yards' Group, received approximately EURO 61 million (plus interest) in excess subsidies from German authorities in connection with the privatisation of the shipyard in 1992 and, if so, to what extent Kværner could be required to repay any such subsidies. On 20.10.2004 the Commission declared that approximately EURO 26,5 million (including interest as of May 2005) of the state aid given to the yard was incompatible with the Common Market and instructed Germany to institute all measures to reclaim this amount. Kværner is

of the opinion that all subsidies granted were utilised in accordance with provisions duly notified to and approved by the European Commission and thus that no repayment obligation can be justified. Aker Warnow Werft and Kværner have filed an application with the European Court of First Instance to overturn the Commissions repayment decision. In May 2005 German authorities made a claim for Aker Warnow Werft's immediate repayment of the state aid declared illegal by the Commission. In June 2005 Aker Warnow Werft filed a request for an injunction with the Administrative Court of Berlin to suspend any payment obligation until the European Courts have finally ruled on the validity of the Commissions repayment decision. In August 2005 the injunction was awarded. The German authorities may appeal the temporary injunction to the Administrative Court of Appeal Berlin-Brandenburg. No provision is held against the outcome of this potential exposure. Following the merger of Warnow and Aker MTW in connection with the establishment of the Aker Ostsee Group, it has been agreed that the outcome of this EU case will be Kværner's sole financial responsibility.

IPSCO

A previous subsidiary of Kværner has claimed USD 14 million for cost savings and bonus payments in a project management agreement for the design and construction of a plate steel facility. IPSCO claims that such previous Kværner subsidiary is responsible for project cost overruns and penalties of up to USD 66 million which are denied by the previous Kværner subsidiary. Kværner has issued a parent company guarantee for this project, with a counter-indemnification from Kvaerner (UK) Limited.

Sea Launch

There are uncertainties relating to Kværner's investment in Sea Launch and the guarantees issued for Sea Launch obligations, see section 5.2.2 "Sea Launch".

Kvaerner Pension Fund (KPF)

KPF (formerly the Trafalgar House Pension Fund) was originally the defined benefit pension scheme established by Trafalgar House Plc for the benefit of its employees. To date, the employers participating in KPF have always been subsidiaries of the principal employer, Trafalgar House Plc (subsequently renamed Kvaerner Plc pursuant to the acquisition of Trafalgar House Plc in 1996).

Kværner has never participated in KPF, and therefore, Kværner has never had any contractual liability to contribute to KPF, other than the following two limited guarantees in favour of KPF:

(i) a guarantee for the timely payment of ongoing contributions due from participating employers for the years 2004, 2005 and 2006 (approximately MGBP 11 per year, of which more than half has already been paid).

(ii) a guarantee of up to MGBP 6.1 payable if, prior to 31 December 2009, (a) KPF is terminated by Kvaerner Plc and starts to wind up, or (b) Kvaerner Plc goes into liquidation and no other person is willing to take over the role of Kvaerner Plc as "Principal Employer" in relation to KPF (and only to the extent such amount is not recovered from Kvaerner Plc itself).

Neither the two guarantees from Kværner, nor the relationship between KPF and Kvaerner Plc or its UK subsidiaries acting as participating employers changed as a result of the sale of the shares in Kvaerner (UK) Ltd in March 2005.

For the sake of good order, it should be noted that the new UK pensions legislation, the Pensions Act 2004, came into force on 6 April 2005 (other than certain Moral Hazard provisions which may apply to acts or omissions which occurred on and after 27 April 2004). As this is new legislation, there is as yet no precedent available in the public domain regarding its potential impact and because certain regulations under the Pensions Act 2004 have yet to be issued in final form, what impact the new legislation may have on KPF or other persons to whom the new legislation may apply is uncertain.

Kvaerner Philadelphia Shipyard Inc

Kvaerner Philadelphia Shipyard Inc ("KPSI") (an indirect subsidiary of Aker American Shipping) is a party to a master agreement with various federal states and city governmental authorities relating to the redevelopment and financing of the Philadelphia shipyard. Under the agreement, KPSI is obligated:

(a) to make certain qualified infrastructure investments, and where the remaining balance of approximately USD 8.5m is expected to be satisfied in full during 2005 or the first quarter of 2006;

(b) to uphold a minimum annual employment level of 500 full-time employees from 1 January 2005 through 31 December 2014. Kvaerner Philadelphia Shipyard will be required to pay PSDC liquidated damages in an amount equal to USD 20,000 for each job that falls below the minimum average for any given year during that period, but the total amount payable by Kvaerner Philadelphia Shipyard during the 10-year period is limited to USD 20m. No liquidated damages have been paid to date and with the current business plan and order back-log, Kvaerner Philadelphia Shipyard is confident that it will employ more than 500 full-time employees for the duration of the requirement; and

(c) to provide funding for training costs, where the remaining obligation of approximately USD 6.9 million (as of 31 July 2005) is expected to be fulfilled by end of 2005.

Kværner has issued certain guarantees in respect of the qualified infrastructure investment obligation, the matching training funds obligation, as well as in respect of the minimum employment guarantee obligation described in a) through c) above. Aker American Shipping has issued a counter guarantee for the benefit of Kværner with regard to the employment guarantee described in b) above.

Kværner has issued a guarantee in respect of a construction loan made to Kvaerner Philadelphia Shipyard, in the maximum amount of USD 90 million. The construction loan relates to a container vessel which has been sold, and which is to be delivered in the spring of 2006.

Sale of Kvaerner (U.K.) Limited

As part of the sale and purchase agreement the parties issued cross-indemnities to each other based on the principle that Kvaerner (UK) Limited shall indemnify Kværner for all claims related to the business of the companies within the Kvaerner (UK) Limited group, while Kværner shall indemnify Kvaerner (UK) Limited for all claims related to companies remaining within the Kværner group. The main exception made from this principle is that Kværner agreed to indemnify Kvaerner (UK) Limited for claims in relation to the dispute, with European Commission described above regarding Kvaerner Warnow Werft's state subsidiaries.

6. PRESENTATION OF AKER

6.1 HISTORY AND OVERVIEW

Aker was established on 13 February 2004, has been listed on Oslo Børs since 8 September 2004 and is the holding company in an industrial group comprising the former main industrial activities and shareholdings of the Aker RGI group and the Kværner Group as described below. The Aker Group entities enjoy a leading position in their respective industries and business areas:

AKER KVÆRNER
The Aker Kvaemer Group is one of the world's leading providers of engineering and construction services to both large and small industrial facilities offshore and onshore. Contracts relating to the maintenance, modification and operation of such facilities represent an important and growing area of operations. The group also provides advanced technology products for special purposes, which may be either stand-alone or part of an integrated solution. Within many niches, Aker Kværner is the market leader or one of the top three suppliers. Aker Kværner had aggregated annual pro forma revenues of approximately NOK 35,553 million in 2004 and employs around 22,000 employees in more than 30 countries. Aker Kværner is listed on Oslo Børs. Aker owns approximately 50.01% of the shares in Aker Kværner.

AKER YARDS
The Aker Yards Group is a multinational shipyard group with 13 yards located in Norway, Finland, Germany, Romania and Brazil. Aker Yards is one of Europe's largest, and among the world's five largest shipbuilders. The Aker Yards Group has a strong position both in terms of capacity, product range, technology and experience. The product range includes cruise and ferry vessels, merchant vessels and offshore and specialized vessels. Aker Yards had aggregated annual pro forma revenues of approximately NOK 12,514 million in 2004 and employs around 13,000 employees. Aker Yards is listed on Oslo Børs. Aker owns approximately 55.6% of the shares in Aker Yards.

AKER SEAFOODS
Aker Seafoods is a major seafood company based on harvesting, processing and sales of whitefish, with operations in Norway, Denmark and the UK. Aker Seafoods is the largest Norwegian whitefish producer with 29 cod licences, 15 active vessels and six wholly owned processing plants. The Aker Seafoods Group is a leading exporter of fish products and one of the largest employers in Norway's fisheries industry. In Denmark the wholly owned subsidiary Thorfisk A/S comprises five processing plants and six fish receiving stations. Aker Seafoods had aggregated pro forma revenues of approximately NOK 2.5 billion in 2004 and employs approximately 1,350 employees. Aker Seafoods is listed on Oslo Børs. Aker ASA owns approximately 66.7% of the shares in Aker Seafoods. Aker through a wholly owned subsidiary has issued a bond which is exchangeable into up to 7,250,000 Aker Seafoods shares.

AKER MATERIAL HANDLING
The Aker Material Handling Group (previously Dexion Group) manufactures and sells various solutions for archiving, storage, warehouses and logistics. The group has four factories, in Norway, Germany and The Netherlands, and has sales offices in most European countries as well as being present in other markets through distributors or export activities. The group's solutions and products are marketed under well-established local brand names such as Constructor, Bruynzeel, Dexion and Compactus. Aker Material Handling Group was formed through the merger between Constructor Group (previously owned by Aker RGI Holding) and Dexion in 1999. The group had aggregated revenues of approximately NOK 1,298 million in 2004 and around 700 employees. Aker owns 100% of the parent company in the Aker Material Handling Group.

AKER AMERICAN SHIPPING
The Aker American Shipping Group will, through wholly owned U.S. subsidiaries, build, own and bare boat charter out vessels to U.S. vessel operators in accordance with the U.S. coastguard laws (Jones Act). The vessels will be constructed at Kvaemer Philadelphia Shipyard in Philadelphia, USA. The group has in excess of 600 employees including outsourced services, mainly at the shipyard in Philadelphia. Aker American Shipping is listed on Oslo Børs. Aker owns approximately 53.2 % of the shares in Aker American Shipping.

AKER CAPITAL
Aker Capital was established as a separate company and business unit in the Aker Group in 2005. Its objective is to develop and manage its current company portfolio as well as developing new core business and investment opportunities related to the activities within the Aker Group. At present, Aker Capital owns Aker Asset Management, 60 % of Aker Invest (an investment company with ownership interests in, among others, Atlas Stord, NorSea Group, American Champion, Supply Invest, Midsund Bruk and several vessel investments) and 39.89 % of the shares in Bjørge ASA (a company listed on Oslo Børs).

KVÆRNER
The Aker Group owns 21.7 % of the shares in Kværner. For a description of Kværner's main operations, please see section 5.2 "Business description" above.

OTHER INVESTMENTS AND ASSETS
Other investments and assets of the Aker Group include:

- Aker Seafoods Corp.
- Molde Fotball
- Aker Mekaniske Verksted

6.2 GOALS AND STRATEGY

Aker is an active industrial owner, and invests capital and skills in its portfolio of businesses in order to create value-adding changes for the company and its shareholders. Key elements of Aker's strategy going forward include:

- Aker will have a focused and dedicated management team, which will be actively involved in the operations, structures and financing of its subsidiaries and investments, seeking value-enhancing measures throughout its businesses.

- Aker will primarily seek to create shareholder value through developing its current holdings, but may at the same time evaluate new investment opportunities for which Aker possesses the competence and skills necessary to take an active role in developing the business further.

By virtue of its size and value, Aker's majority ownership in Aker Kværner, Aker Yards, Aker American Shipping, Aker Seafoods and Aker Material Handling will be major focus areas, and the value created in these holdings will have substantial impact on the value of Aker. Aker will contribute to continuous improvement, in operational performance and strategic positioning of these businesses, and thereby securing a favourable development of Aker Kværner, Aker Yards, Aker American Shipping, Aker Seafoods and Aker Material Handling as market leaders within their industries.

6.3 BUSINESS DESCRIPTION

6.3.1 Establishment of the Aker Group

Introduction
The establishment of the Aker Group in 2004 was a natural and logical step in the reorganisation of the Kværner Group and the Aker RGI Holding group, where the two groups gradually integrated their operations. In 2002, the groups merged their oil and gas activities, and in 2004 their respective shipbuilding activities were merged (except for Kværner's yard in Philadelphia, USA). In April and May of 2004, Kværner spun off the two subgroups Aker Kværner and Aker Yards, through a voluntary share exchange offer presented to its shareholders and an equity offering in Aker Kværner. Following these transactions, Kværner and Aker RGI Holding were both industrial holding companies, with aligned strategies and similar management requirements.

The establishment of the Aker Group involved three main elements; The contribution by Kværner to Aker (then a subsidiary of Kværner) of certain of Kværner's main industrial activities (notably the shareholdings in Aker Kværner and Aker Yards and certain liquid assets, including cash and receivables and share ownerships), the merger between Aker (at that time a subsidiary of Kværner) and Aker RGI Holding, with Aker as the acquiring entity, and the distribution of "A" Shares to the shareholders of Kværner by way of distribution of dividend in kind. The owners of Aker RGI Holding received existing, fully paid shares in Kværner as merger consideration. Following these transaction the "A" Shares became listed on Oslo Børs on 8 September 2005.

In May and July of 2005, Aker spun off the two subgroups Aker Seafoods and Aker American Shipping, through private and public share offerings.

6.3.2 Corporate and shareholder structure

The Aker Group's principal corporate and shareholder structure prior to completion of the Merger is as follows:


Other
TRG Holding/
Kjell Inge Røkke
Other
25.2 %
53.1 %*
53.1 %
(67.8 % adjusted
for own shares)
21.7 %
25.2 %
(32.2% adjusted
for own shares)
Kværner
Aker
21.7% own shares**
B-shares
(100 %)
Other
50.01 %
55.6 %
66.7 %
100 %
100 %
53.2 %
Aker Kværner
Aker Yards
Aker Seafoods
Aker Material
Handling Group
Aker Capital
Aker American
Shipping

* Under the Norwegian Securities Trading Act, TRG Holding/Kjell Inge Røkke's shareholding in Kværner will be consolidated with Aker's shareholding in Kværner for among other things disclosure purposes. The consolidated holding is 74.8 %

** Aker owns approximately 21.7 % of its own "A" Shares, of which approximately 15 % are being held directly by Aker and approximately 6.7 % by Aker's wholly owned subsidiary RGI (Europe) B.V.

6.4 FINANCIAL MATTERS

6.4.1 Introduction

The Aker Group was established with effect from 1 April 2004 for accounting purposes. The merger between Aker RGI Holding and Kværner Holding is recorded in the accounts as a merger of jointly controlled companies (merger of parent and sub-subsidiary). Thus, assets and liabilities are presented using the group values of the consolidated Aker Group.

The accounts presented in this section include the audited Aker Group (Aker RGI Holding) accounts for the year 2002, while unaudited pro forma accounts have been prepared for 2003 and 2004, as if the present Aker Group had been established on 1 January 2003. These pro forma financial statements are provided for informational purposes only and are not necessarily indicative of actual results that would have been achieved had the transactions and assumptions described taken place during the periods presented. The main assumptions for the pro forma financial statements presented are stated in note 3 to the accounts in Aker's annual financial report for 2004 (included in Appendix 1).

6.4.2 Accounting principles

The historical financial information for Aker have been presented in conformity with Norwegian legislation and Norwegian generally accepted accounting principles (NGAAP). From 1 January 2005, the consolidated accounts of Aker comply with IFRS, with comparative figures for 2004. Included as Appendix III is Aker's IFRS transitions report, published 27 April 2005, which also include the accounting principles applied by Aker when preparing the preliminary opening balance sheet for Aker Maritime Finance.

6.4.3 Group financial information

INCOME STATEMENT

Amounts in NOK million	Q2 2005 IFRS	Q2 2004 IFRS	H1 2005 IFRS	H1 2004 IFRS	Year 2004 IFRS	Year 2003 NGAAP	Year 2002 NGAAP
Operating revenues	14 894	13 321	27 560	24 747	51 692	51 458	14 837
Operating expenses	(14 170)	(12 727)	(26 280)	(23 551)	(49 377)	(48 851)	(14 607)
Operating profit before depreciation (EBITDA)	725	594	1 281	1 196	2 315	2 607	230
Depreciation	(195)	(207)	(384)	(393)	(776)	(1 366)	(559)
Operating profit before impairment changes	530	388	897	804	1 539	1 241	(329)
Impairment changes	(6)	(1)	(6)	(27)	(35)	-	-
Profit before financial items	524	386	891	776	1 504	1 241	(329)
Net financial items	(191)	(273)	(291)	(412)	(757)	(1 023)	(57)
Profit before tax and non recurring items	334	113	601	364	747	218	(386)
Non recurring items	0	(136)	0	(136)	(231)	(484)	1 248
Profit before tax	334	(24)	601	228	516	(266)	862
Tax	(414)	(34)	(532)	(131)	(496)	19	(308)
Profit after tax	(81)	(58)	68	96	20	(247)	554
Minority interest	166	28	267	100	231	36	(34)
Majority interest	(247)	(85)	(199)	(3)	(211)	(283)	588

BALANCE SHEET

Amounts in NOK million	Q2 2005 IFRS	Q2 2004 IFRS	Year 2004 IFRS	Year 2003 NGAAP	Year 2002 NGAAP
Assets					
Non-current assets					
Property, plant & equipment	5 931	5 825	5 614	5 675	3 070
Goodwill	6 847	6 940	6 952	6 919	697
Deferred tax assets	1 679	1 887	1 671	1 591	799
Other intangible assets	1 594	230	382	75	130
Available-for-sale financial assets	1 271	554	584	-	-
Share and equity investments	523	212	227	800	3 907
Interest-bearing long-term receivables	536	300	773	542	3 986
Other long-term assets	464	536	459	358	327

Total non-current assets	**18 845**	**16 484**	**16 662**	**15 960**	**12 916**
Current assets					
Inventory, trade and other receivables	21 432	17 424	14 529	16 905	5 890
Interest-bearing short term receivables	433	657	168	114	78
Cash and bank deposits	6 471	6 602	8 072	8 384	1 652
Total current assets	**28 335**	**24 683**	**22 769**	**25 403**	**7 620**
Total assets	**47 181**	**41 167**	**39 431**	**41 363**	**20 536**
Equity and liabilities					
Total equity attributable to equity holders of the parent	6 750	6 963	6 158	6 732	7 002
Minority interest	5 968	3 150	3 159	2 515	58
Total equity	**12 718**	**10 113**	**9 317**	**9 247**	**7 060**
Non-current liabilities					
Interest-bearing loans	8 326	7 622	7 278	7 261	5 065
Subordinated debt	2 981	2 930	2 726	3 946	-
Deferred tax liability	557	323	480	100	-
Provisions and other long-term liabilities	2 149	1 969	2 078	1 438	611
Total non-current liabilities	**14 013**	**12 843**	**12 562**	**12 745**	**5 676**
Current liabilities					
Short term interest-bearing debt	1 738	2 577	1 297	4 527	3 930
Tax payable and trade and other payables	18 712	15 635	16 255	14 844	3 870
Total current liabilities	**20 449**	**18 212**	**17 552**	**19 371**	**7 800**
Total liabilities	**34 463**	**31 055**	**30 114**	**32 116**	**13 476**
Total equity and liabilities	**47 181**	**41 167**	**39 431**	**41 363**	**20 536**

KEY FIGURES

	Q2 2005 IFRS	Q2 2004 IFRS	H1 2005 IFRS	H1 2004 IFRS	Year 2004 IFRS	Year 2003 NGAAP	Year 2002 NGAAP
EBITDA-margin (%)	4,9	4,5	4,6	4,8	4,5	5,1	1,6
Earnings per share (NOK)	(3,21)	(1,11)	(2,59)	(0,04)	(2,74)	(3,68)	7,64
Net interest-bearing debt(-) exclusive subordinated debt			(2 624)	(2 640)	438	(2 748)	(3 279)
Equity ratio (%)			27,0	24,6	23,6	22,4	34,4

CASH FLOW STATEMENT

Amounts in NOK million	Q2 2005 IFRS	Q2 2004 IFRS	H1 2005 IFRS	H1 2004 IFRS	Year 2004 IFRS	Year 2003 NGAAP	Year 2002 NGAAP
Cash flow from operating activities	(361)	(222)	(2 056)	1 180	4 907	1 940	135
Cash flow from investing activities	(1 034)	257	167	138	(992)	240	(2 156)
Cash flow from financing activities	1 128	(2 690)	221	(3 080)	(3 925)	(2 041)	757
Total cash flow reporting period	**(267)**	**(2 655)**	**(1 668)**	**(1 762)**	**(10)**	**139**	**(1 264)**
Effects of changes in exchange rates on cash	(4)	(68)	67	(20)	(302)	439	(63)
Cash and cash equivalent at the beginning of period	6 742	9 325	8 072	8 384	8 384	7 806	2 979
Cash and cash equivalent at end of period	**6 471**	**6 602**	**6 471**	**6 602**	**8 072**	**8 384**	**1 652**

6.5 AKER KVÆRNER

6.5.1 Overview

The Aker Kvaerner Group is one of the world's leading providers of engineering and construction services to both large and small industrial facilities offshore and onshore. Contracts relating to the maintenance, modification and operation of such facilities represent an important and growing area of operations. The Aker Kvaerner Group also provides advanced technology products for special purposes, which may be either stand-alone or part of an integrated solution. Within many niches, Aker Kværner is the market leader or one of the top three suppliers.

The parent company in the Aker Kvaerner Group is Aker Kværner, which is headquartered in Bærum outside Oslo, Norway. The Aker Kvaerner Group consists of many separate legal entities. "Aker Kvaerner" is used as the common brand/trademark for most of these entities. Aker Kværner is listed on the main list of Oslo Børs with ticker "AKVER". Information contained in this Prospectus is based on previously disclosed information from Aker Kværner, including the listing prospectus dated 19 March 2004 and the annual and interim financial reports.

The Aker Kvaerner Group employed approximately 22,000 employees (excluding agency personnel) in over 30 countries as at 31 December 2004. Approximately 1,850 of the UK personnel have been seconded from service companies owned by Kvaerner (UK) Limited through separate labour service agreements.

The Aker Kvaerner Group operates within three areas:
1) New facilities projects
2) Maintenance, modification and operations for existing facilities
3) Products and niche technologies.

There are clear synergies between and among the areas. Typically, new development projects may later lead to maintenance contracts or future upgrades. The specialised products may be utilised both in development projects and in the operations phase.

It is the Aker Kvaerner Group's objective as an international contractor with a strong presence in all three core areas to leverage these synergies further. One main goal is to increase the share of maintenance, modifications, and operations from the current approximately 40 per cent of the group's overall revenues to about 50 per cent. The increase in service-oriented products will further reduce the Aker Kvaerner Group's exposure to cyclical up- and downturns in the market for new development projects.

The Aker Kvaerner Group's activities are divided into two main sectors: Oil & Gas and Engineering & Construction:


Aker Kværner ASA
Inge K. Hansen (Pres. & CEO)
Bjørn Erik Næss (EVP & CFO)
Oil & Gas
E&C
Field Development Europe
MMO Europe
Subsea
Products & Technologies
Oil, Gas, Process & Energy
E&C Europe
Simen Lieungh (EVP)
Torleif Gram (EVP)
Raymond Carlsen (EVP)
Mads Andersen (EVP)
Gary Mandel (EVP)
Jarle Tautra (EVP)

The following map shows the locations of the Aker Kvaerner Group's main offices and facilities around the world:



6.5.2 Selected financial information for the Aker Kvaerner Group

Set out below is selected financial information for the Aker Kvaerner Group for the financial year 2004, 2003 and 2002 and for second quarter 2005 and 2004 and for first half of 2005 and 2004.

In the first quarter of 2004 Kværner announced a three-way reorganisation of the group, which has resulted in the establishment of Aker Kværner. The formation included many transactions involving transfers of businesses ultimately owned by Kværner at fair values differing from historical costs. In the Group accounts continuity has been assumed. Assets and liabilities have been included as if the combination took place at the beginning of the earliest period presented. Gains and losses on transactions within the Aker Kvaerner Group have been eliminated in the pro forma financial statements.

The figures below are prepared as if the restructuring and refinancing that occurred as of Q1 2004 were completed before 1 January 2002. Hence, the accounts presented for 2002, 2003 and 2004 (including interim accounts) are pro forma. The pro forma Aker Kvaerner Group accounts have been prepared on a historical cost basis on a consolidated level for all periods.

	IFRS	IFRS	IFRS	IFRS	IFRS	NGAAP	NGAAP
(MNOK)	Q2 2005	Q2 2004	H1 2005	H1 2004	2004	2003	2002
Operating revenues	9 709	8 857	18 116	16 572	35 553	31 327	34 140
EBITDA	441	325	817	639	1 362	1 003	573
EBITA	364	246	664	486	1 054	670	196
EBIT before exceptional items	364	246	664	475	1 043	355	(124)
Exceptional items	-	-	-	-	-	(452)	(271)
EBIT	364	246	664	475	1 043	(97)	(395)

6.5.3 Business operations and organisation

The figure below illustrates the reporting segments with the Aker Kvaerner Group.


Aker Kvaerner Group
Other/Corporate
MAIN SECTOR
Oil & Gas
Engineering & Construction
SEGMENTS
Field Development
MMO
Subsea and Products & Technologies
Process
Pulping & Power

Aker Kvæmer Oil & Gas

In 2004, the Oil & Gas sector represented 65 per cent of the Aker Kvaerner Group's revenues and consisted of three reporting segments: Field Development, Maintenance, Modifications and Operations, Subsea, Products & Technologies.

Within Oil & Gas, Aker Kvaerner Group is a leading global provider of products, services, and solutions, principally to the offshore upstream oil and gas industry. Oil & Gas is involved in each stage in the life cycle of an offshore oil and gas field, from initial planning to removal and decommissioning of the installations. Oil & Gas provides a wide range of products, services, and solutions, including fixed, floating and subsea production systems; design engineering, project management and procurement; and offshore drilling and production facilities. Oil & Gas is also involved in the maintenance, modification, operation, upgrade, and decommissioning of customers' installations. Oil & Gas provides after-sales service and support, including supplying spare parts and refurbishments to its installed base of products worldwide.

Aker Kvaerner Group offers its customers a complete set of services and a complete value chain throughout the lifecycle of a project. The group's various oil and gas activities complement each other, providing opportunities for enhanced efficiency via cooperation on both cost reductions and market activities.

Aker Kvaerner Group's Oil & Gas operations are located in more than 20 countries with principal activities in Norway, the United Kingdom, and the United States. The group has extensive international activities in the Gulf of Mexico, Atlantic Canada, Brazil, Western Africa, South-East Asia, Russia, and the Middle East. Customers include a number of major international oil and gas companies, and the Aker Kvaerner Group has operated in the North Sea region for almost 40 years

Field Development

Aker Kvaerner Group's field development divisions are world-class developers of offshore fixed and floating production systems for participants in the oil and gas industry. The products and solutions range from unmanned platform facilities to some of the largest and most advanced production and processing facilities in the world. The divisions' core competencies in this market include the ability to provide complete offshore and certain onshore oil and gas production and processing installations as well as providing an offering to the customers of related capabilities. The divisions provide state-of-the-art technical solutions for offshore and onshore field developments worldwide. In particular, the divisions are among the leaders in the industry for providing support and services relating to upstream floating deepwater developments as well as gas processing systems and methanol production plants.

The field development divisions provide capital projects support for both fixed and floating offshore platforms used by participants in the oil and gas industry for upstream exploration and production. This market includes the following types of production systems:

Fixed Production Systems - A fixed platform is the traditional type of platform used for the offshore development and production of oil and gas in shallow water. The most common type of fixed platform system consists of a steel jacket extending from the mud line on the ocean floor to a point above the water surface. This market also includes the engineering, procurement and construction of topsides of these production systems.

Floating Production Systems - Floating production systems provide the capability for development in deeper waters beyond the limitations of fixed platforms. In addition, because they are mobile (and can therefore be reused), one type of floating platform - the Floating Production, Storage and Offloading (FPSO) vessel - is sometimes used in water depths that could accommodate fixed platforms, particularly where the petroleum reservoir has a relatively short production life. Floating production systems consist of topsides production facilities carried by a floating hull structure.

The divisions also provide specialised capital project solutions, such as fully integrated offshore concrete LNG receiving and regasification terminals, to customers. These offshore facilities consist of a concrete storage facility with an LNG regasification system that is attached to the top of the storage facility. The facilities are used to convert liquefied natural gas, typically transported to offshore LNG terminals by tanker and stored at minus 160 degrees centigrade, into commercial grade natural gas through an incremental process of heating and processing. Increasingly, these facilities are located offshore to minimize environmental and safety risks.

The field development divisions plan and execute capital projects that vary significantly in size, scope and complexity depending on the customers' requirements. For example, capital projects may range from smaller engineering design studies to the delivery of large and complex offshore installations.

Field Development has three specialized construction and fabrication yards to support its North Sea field development activities. The division fabricates modules and substructures, such as jackets and surface deck structures. In response to current trends in the North Sea, Aker Kværner has reduced its capacity and improved and made its cost base more flexible. For example, Aker Kværner disposed of a fourth fabrication facility, the Kvaerner Rosenberg fabrication yard, in March 2004.

After previously divesting its deepwater division to Technip in 2001, Aker Kværner has re-entered the Gulf of Mexico deepwater market on the strength of the field development divisions' semi-submersible floating platform deepwater solutions and designs.

Maintenance, Modifications and Operations Europe (MMO)

Trough its Maintenance, Modifications and Operations Europe (MMO) division, Aker Kvaerner Group is among the market leaders in the maintenance, modifications and operations market segment, with approximately 50 per cent of the Norwegian shelf market and 15 per cent of the United Kingdom shelf market in 2004. MMO provides engineering and project management services and offshore maintenance, modifications and operations support, decommissioning and deconstruction of installations (often on long-term contracts). MMO supports engineering and construction requirements of production installations over the entire life of the installation. MMO's core competencies are providing turnkey deliveries of offshore modifications; services under long-term modification and maintenance frame

contracts; inspection services; operations and operations support; offshore removal and deconstruction support; and subsurface advisory services.

In recent periods, MMO has moved into the higher margin operations support market. Operations support providers typically generate higher margin compensation for their expertise and for assuming increased responsibility over the installation.

Subsea and Products & Technologies
(The reporting segment consists of two main areas which will be commented separately.)

Subsea
Through its Subsea division, Aker Kvaerner is a world-class subsea systems provider, supplying a range of discreet stand-alone products, components and modules to integrated installations, such as complete subsea systems including Xmas trees, control systems and umbilicals.

Subsea provides a wide range of subsea services, including field planning (which involves determining optimal field layouts and structures prior to implementation); integrated engineering, procurement and construction of subsea systems and related after sales service and support. Subsea's product portfolio includes:

Xmas trees and wellheads - Wellheads that support the production and injection of water, gas and chemicals into the reservoir while producing oil and gas. Xmas Trees are designed for shallow and deep water conditions and for a variety of well stream temperatures and pressures;

Production Control Systems - Advanced systems combining state of the art well stream and equipment monitoring technology with hydraulic and electric control of the various systems and products on the sea floor. Subsea control systems enable the operator of the subsea wells to balance the well stream from different wells so that the entire subsea systems' output is optimised; inject individual amounts of chemicals and gas into the reservoirs; and control heating of elements of the subsea system to avoid hydrate formation;

Steel tube umbilicals - Umbilicals are compact, composite bundles embedded with fibre optic cables, hydraulic cables, power cables and steel tubes, which provide tension resistance and room to transport fluids. Traditionally, umbilicals are used for hydraulic pressure support, power supply, communication and transport of chemicals for injection into the reservoir or well stream; and

After sale and related services – Installation support, spare parts, refurbishments and services to products and systems previously provided to the Aker Kvaerner Group's customers.

Subsea develops innovative technologies to enhance and support its subsea product and service lines as well as to enable it to compete in emerging markets such as deepwater subsea installations and other challenging environments. Subsea is also a leading developer of multiphase pumps and booster stations positioned on the sea floor. Subsea is one of the leading providers in the world's most challenging environments, including those with extremely high temperatures and high pressures. Subsea is currently executing the Kristin subsea project for Statoil, which Aker Kværner believes is one of the most challenging subsea projects ever executed. Through this project, Aker Kværner has developed technologies and solutions that can withstand production over the life of the field and endure well stream temperature and pressure of 170 degrees centigrade and 900 bars, respectively. Additionally, Aker Kværner is currently commercialising its Integrated Production Umbilical, or IPU, which integrates the flowline that transports the well stream to the manifold, offshore installation or onshore installation.

Products and Technologies
Aker Kværner's Products and Technologies division manufactures drilling equipment and systems, provide global after-sales repair, maintenance and related services, supply oil and gas well intervention services and technology, manufacture process systems and equipment, provide marine operation services and design, manufacture and service most types of deck machinery, mooring and anchoring systems for marine and offshore vessels, as well as offshore loading and offloading systems.

Products and Technologies operates globally with offices in Norway, United Kingdom, Canada, the United States, Brazil, Azerbaijan, Oman, Singapore, Korea, Japan, Malaysia and Australia. Products and

Technologies operates through the following subsidiaries: Aker Kvaemer MH, Aker Kvaemer Well Service, Aker Kvaemer Process Systems, Aker Marine Contractors, and Aker Kvaemer Pusnes.

Aker Kvaerner MH is a global provider of offshore drilling equipment and modules with extensive business in the North Sea and the Caspian Ocean. The division's drilling equipment and modules include hydraulics, compressors, pumps and complete systems. The drilling equipment is installed on more than 250 rigs around the world, and the division has an extensive and well-established global after-sales repair and maintenance business.

Aker Kvaerner Well Service's intervention services provide well intervention services to upstream oil and gas operators to increase production of hydrocarbons from reservoirs and optimise the production of oil and gas. Well intervention services also include zonal isolation services and horizontal wireline intervention services through proprietary downhole tractor technology.

Aker Kvaerner Process Systems' process systems and equipment include traditional systems such as separators, sulphate removal equipment and water treatment packages, and newer technologies such as compact separation, turbine separation, membrane separation technologies and chemical technologies used to prevent hydration and blockages in wellstreams.

Aker Marine Contractors' marine services include mating platform decks with hulls during the installation process; managing floatover operations (the installation process whereby platform hulls are partially submerged and decks are floated on barges over the hulls) during installation, mooring systems installation, subsea equipment installation and installation and removing floating and fixed structures.

Aker Kværner also designs, manufactures and services all types of deck machinery, mooring and anchoring systems for marine and offshore vessels, as well as offshore loading and offloading systems through its *Aker Kvaerner Pusnes* subsidiary.

Engineering & Construction
In 2004, the Engineering & Construction (E&C) sector represented 35 per cent of the Aker Kvaemer Group's revenues and consisted of two reporting segments: Process and Pulping & Power.

Aker Kvaemer Group's E&C businesses focus on a small number of highly specialised industries and technologies. The overall, average market share of those target markets is currently assessed to be in the 15-20 per cent range. Several units hold leading positions within their markets, for instance the Power unit in recovery boilers, the Pulping unit in fiberlines (chemical pulping), AK Engineering Services in local markets for maintenance and modification services, and the Metals unit with a leading market share in the copper market. There are significant market share differences among the market segments and technology areas in which the group is operating.

Process
The Process reporting segment consists of Process Onshore, Union and Non-union Construction, Pharmaceuticals, Metals, AK Engineering Services and Chemetics.

Process Onshore
Process Onshore operates out of Europe and provides technology based engineering, procurement, construction and construction management services within selected niches of the chemical and petrochemical industries. The business unit utilises a range of licensed and proprietary technology to design and construct facilities for the manufacture of a variety of chemicals including bulk and speciality chemicals, agrochemicals, inorganic chemicals and fertilisers. Many of the contracts are to be executed in Saudi Arabia, China, and other Asian growth markets where downstream investments are significant and growing.

Union Construction
Aker Kværner's Union Construction business provides union direct hire construction services to the steel, petrochemical and power generation industries from operations located throughout the Northern U.S. and Canada. Activities include relining of blast furnaces and other outage work in the steel industry, maintenance services to various industrial clients and construction of power plants. Planning and provision of construction resources for fast track, short turn around projects undertaken during a plant shutdown are among the key skills of this division.

Non-Union Construction
Aker Kværner's Non-Union Construction business operates in North America, executing non-union direct-hire projects that support the company's metals, hydrocarbons, pharmaceuticals, chemicals and polymers projects, as well as standalone direct-hire construction projects focusing on power and other heavy industrial projects.

Pharma
Pharma operates in Europe and provides engineering, procurement, construction management and validation services to major pharmaceutical companies. The market is very competitive and Pharma has been reducing their cost base, increased focus on validation services and taken a more selective and key customer driven approach to bidding on larger projects.

As a result of the weak market for engineering and construction services to the pharmaceutical industry in the US over the last several years, Aker Kværner decided to close down its pharma operations in Bridgewater, USA, in July 2005.

Metals
Metals is one of the world leaders within design, construction, and start up of nonferrous minerals processing facilities. The unit provides project management, process and design engineering, construction and commissioning services for a wide range of projects that convert mined ore into product-grade copper, nickel, cobalt, lead, zinc, gold, silver, soda ash, potash, molybdenum and other commodities in the North and South America and Australia. Metals also runs a consultant practice, Aker Kvaerner Bowen, which provides commissioning, business improvement and training services on a global basis.

The non-ferrous market has over the last few years experienced limited growth, and Metals has as a result of this worked closely together with Union Construction and Non-Union Construction on several power projects in the U.S.

AK Engineering Services
AK Engineering Services is one of the top three providers of maintenance and modification services in UK and Benelux. The business unit provides total asset lifecycle solutions to plants in operation, including project management, operation and maintenance services, modifications and process improvements. Industries served by AK Engineering Services include chemical, refinery, petrochemical, nuclear, pharmaceutical, water, non-ferrous and power. AK Engineering Services also offer consultancy services in reliability, business modelling and environmental, health, safety, and risk management.

Chemetics
Chemetics is a supplier of bleaching chemical plants, pollution control systems and mill-wide information systems to the pulp and paper industry. This unit is headquartered in Vancouver, Canada, with a small operation in Toronto.

Pulping & Power
Pulping
Pulping is one of the top three global providers of machines, process systems and services for the chemical pulp industry worldwide. The unit provides design, engineering, fabrication and project management services for fibrelines and is also a supplier of pollution control systems and specialised process technology. Pulping has a large installed base of products and equipment worldwide, which results in significant aftermarket and modification business. The unit has operations in Sweden, Brazil, Canada and Japan.

Pulping's products are used for continuous cooking, washing, oxygen delignification, bleaching and recausticizing plants and are based on decades of focused research and technology. Technologies include, among others, the COMPACT COOKING™ digester (continuous cooking) technology which currently holds the world's capacity record in single line pulp production.

Power
Power is a leading provider of power boilers, recovery boilers and evaporators to the pulp and paper industries. Combustion of biofuels and wastes and recovery of energy and chemicals are in this industry

used to generate power and heat for the facility and surrounding region. Power also holds a strong position within the European bio-fuel based, power generation market. Power operates on a global basis from Sweden, Finland, Brazil and United States. Global expertise includes conceptual development, preliminary studies, engineering, procurement, construction, project management, commissioning of installations, and operation and maintenance services.

Power's offering is based on combustion and fuel technology developed through several decades of research and technology development. Products include HYBEX® boilers using bubbling fluidised bed technology and CYMIC® boilers using circulating fluidised bed technology. Power operates a well performing service business, which provides spare parts and upgrades to existing installations worldwide.

6.6 AKER YARDS

6.6.1 Overview

The Aker Yards Group is a shipbuilding group focusing on complex and sophisticated vessels. The Aker Yards Group has a strong position both in terms of capacity, product range, technology and experience. The product range includes offshore vessels, cruise and ferry vessels, merchant vessels and other specialized vessels. Aker Yards is listed on the main list of Oslo Børs under the ticker code "AKY", and is a separate entity with separate management. Information contained in this Prospectus is therefore based on previously disclosed information from Aker Yards.

The following table shows an overview of the key vessel types offered by the Aker Yards Group sorted by product group.

Product group	Vessel type	Description	Key customer group
Offshore & Specialized Vessels	PSV	Complete range of platform supply vessels	Global offshore service companies
	AHTS	Complete range of anchor handling tug supply vessels	Global offshore service companies
	Specialty vessels	Highly customized	Global offshore service companies
	Arctic vessels	Highly customized	World-wide specialised shipping
	Fishing vessels	Highly customized	European and North American fishery
	Naval crafts	Highly customized	Nordic national navies
	Research vessels	Highly customized	Research institutions globally
	Coastguard vessels	Highly customized	Coast guards globally
Cruise & Ferries	Ultrasized cruise	3,600 passengers – 160,000 grt	The 3 major cruise lines
	Panamax cruise	2,000 passengers – 90,000 grt	Cruise operators world-wide
	Cruise ferries	2,000 passengers – 700 cars (1,200 lane meters)	Nordic ferry companies
	Ro-passengers vessels	1,000 passengers – 2-3,000 lane meters	European ferry companies
	Smaller ferries	< 1,000 passengers	European ferry companies
Merchant Vessels	Container vessels	Small to medium sized	German/world-wide shipping
	Chemical vessels	Small to medium sized	World-wide shipping
	Product tankers	Small to medium sized	World-wide shipping
	Bulk carriers	Small to medium sized	World-wide shipping

The Aker Yards Group has 4 yard groups with a total of 13 yards in 5 countries in Europe and in Brazil. At 30 June 2005, the Aker Yards Group had approximately 13,000 employees.

The illustration below shows the location of the 4 yard groups with the respective number of employees.

6.6.2 Selected financial information for the Aker Yards Group

Set out below is selected financial information for the Aker Yards Group for the financial years 2002, 2003 and 2004, and for Q2 2005 and 2004 and first half 2005 and 2004. The information has been derived from Aker Yards' interim financial report for the period ended 30 June 2005 and from the listing prospectus published by Aker Yards on 27 May 2004.

In the combination between the shipbuilding activities in Kværner and the Aker Yards AS group (merger under common control), Kværner's wholly owned subsidiary Aker Kværner Investments AS was the acquiring party and the Aker Yards AS group was the acquired party. Hence, the pro forma financial information related to the Kværner ship building activities is stated on a historical cost basis, while the pro forma financial information related to the Aker Yards AS group is based on a historical cost basis adjusted for effects from the preliminary allocation of the purchase price (fair value assessment) of the Aker Yards AS group as if the combination took place on 31 March 2004. The impact of the preliminary purchase price allocation has been applied retroactively for each of the profit and loss account periods presented as if the adjustments made to the 31 March 2004 financial information occurred in prior period(s). All transactions performed when combining the ship building activities in Kværner and the Aker Yards group is assumed to be executed as equity transactions in the Aker Yards ASA pro forma accounts, hence no changes in interest bearing debt is expected to occur as a result of the combination. The reorganisation within the Kværner shipbuilding activities has not had any impact on the pro forma financial statements.

Inter company transactions have been eliminated from the pro forma consolidated accounts to the extent that the transactions have been made within the historical legal structures, that is within the Aker Yards Group or within the Kværner shipbuilding group. With the exception of the Aker Warnow Werft GmbH share transaction in 2003 there have not been significant transactions between the Aker Yards Group and Kværner in the period for which accounts have been prepared.

Significant acquisitions made during the period for which this pro forma financial information cover has been included as if they occurred at 1 January 2002. Consequently the pro forma income statements presented herein (accounts for 2002, 2003 and 2004, including interim accounts) include all significant operations of the combined group for each of the periods presented.

As of the first quarter 2005, Aker Yards is reporting according to IFRS. A transition document, describing the elements that are affecting results and balance sheet, has been filed with the Oslo Børs, and is available at www.akeryards.com

	IFRS	IFRS	IFRS	IFRS	IFRS	NGAAP	NGAAP
(MNOK)	Q2 2005	Q2 2004	H1 2005	H1 2004	2004	2003	2002
Operating revenues	4 053	3 317	7 491	5 962	12 514	15 865	18 386
EBITDA	240	216	399	438	791	1 610	1 372
EBITA	171	146	266	305	522	1 347	1 094
EBIT before exceptional items	168	142	258	296	501	1 231	999
Exceptional items	-	(30)	-	(30)	(173)	-	-
EBIT	168	112	258	266	328	1 231	999

6.6.3 Business operations and organisation

Overview
The Aker Yards Group is organised through a matrix organisation with three market segment groups, Cruise & Ferries, Merchant Vessels and Offshore & Specialized Vessels. The business focus and expertise of the yard groups follow the market segment groups.

The holding company of the Aker Yards Group, Aker Yards, consists of group senior management and support functions. In total there are approximately 15 employees at the holding company. The holding company's prime focus is optimising the complementary strengths across the operating units. This includes in particular co-ordinating project sharing, exchange of best-in-class engineering and construction practice, procurement and project finance support. Additionally, the holding company is responsible for group reporting, HR services, communications and investor relations.

Cruise and Ferries
Aker Yards is among the world's four largest shipyard groups building cruise ships and ferries. Aker Yards has built 37 cruise ships in the last 15 years, more than any other shipyard group in the period. In building ferries, the Aker Yards Group is among the largest producers worldwide. Aker Yards has the shipyard and engineering capacity for simultaneous construction of between seven and eight vessels for the Cruise & Ferries market segment. Aker Yards mainly builds cruise ships and ferries at its shipyards in Finland. Aker Finnyards comprises three shipyards. Some Cruise & Ferries production takes place at the Aker Yards Group's Aker Ostsee shipyards in Germany and at Aker Brevik and Aker Brattvaag shipyards in Norway.

Market description – Cruise ships
Demand for new cruise ships is driven by underlying travel industry growth. Growth is stimulated by the cruise ship industry's success in channelling vacationers' holiday preferences into the cruise ship segment. Building new and more sophisticated cruise ships has made cruise holidays attractive to a growing number of traveller categories and stimulated new cruise vacation purchases by seasoned passengers. The cruise ship market largely comprises six participants in the large cruise ships segment, and six participants in the segment for smaller-sized vessels. In addition, between three and five other industry participants may place cruise ship orders in the time ahead. Large cruise ships are almost exclusively built at European shipyards, where four large shipbuilders account for most production.

Building cruise ships requires a great deal of expertise, far exceeding that needed to build standard tonnage. The quality of components in the hotel and other passenger areas is decisive in securing a high-quality final product. Such components constitute about 50 percent of the vessel's overall cost. A chain of experienced suppliers able to deliver high quality products must be available for cruise ship newbuildings. Here, European shipbuilders are several years ahead of competitors. Nevertheless, competition in the cruise ship market is fierce, and price, innovative solutions and ability to deliver are vital factors in choice of shipyards. There was a boom in the market for cruise ship newbuildings in 1996 to 2000, resulting in record deliveries of new cruise ships in the period from 1998 to 2004. Cruise ship owners ordered increasingly larger vessels to meet market trends and draw on economies of scale. However, few newbuilding orders were recorded in 2002 and 2003, a fact that is reflected in a significant

decline in Aker Yards' order backlog in the period. With about 24 to 34 months between order placement and delivery of a cruise ship, the effects of a poor market in 2002 and 2003 resulted in lower activity levels in the cruise ship segment in 2004. However, the market recovered in 2004, and 12 vessels were ordered in 2004.

The Aker Yards Group has an extensive product range of cruise vessels and ferries. The cruise vessels the Aker Yards Group has built ranges from the smaller and exclusive Europa-Class (408 passengers) to the larger Fantasy-Class (2,050 passengers) series (8 ships) and the even larger Voyager-Class (3,114 passengers) series (5 ships). Currently the group has three vessels on order for RCCL for the building of the world's largest cruise ships, the Freedom class. The group was the first to introduce balconies on cruise ships in 1984.

Market description – Ferries
Measured in terms of order backlogs, three of the four largest ferry market participants worldwide, are located in Europe. The market also includes Asian participants. In the period from 2001 to 2003, Aker Yards had a market share of ten percent in the market for Ro-Pax (Roll-on/roll off Passenger) vessels. New International Maritime Organization requirements for fire and safety measures on board passenger vessels, SOLAS 2010, are expected to generate rebuild and replacement projects for older passenger vessels that fail to meet the new SOLAS requirements, which go into force in 2010.

In the ferry market the Aker Yards Group has delivered many types of ferry products from the high speed ferries Superfast III & IV to the cruise like ferries of Silja Symphony and Harmony (1992) and more recently Tallink Romantika (2002) and Color Fantasy (2004).

The Aker Yards Group has 8 cruise vessels/ferries under construction as per the end of second quarter of 2005.

Merchant vessels
Aker Yards offers a broad range of merchant vessels, among them containerships, chemical tankers and product tankers. In addition, the Aker Yards Group is targeting the market for small tank ships. Aker Yards mainly builds merchant vessels at its Aker Ostsee shipyards in Germany, with additional production at Aker Tulcea and Aker Braila in Romania and at Aker Brattvaag.

Market description – merchant vessels
The market for containerships comprises three market segments, based on vessel size. Aker Yards largely operates in the market for small- and medium-sized containerships. In the market for medium sized containerships, Aker Yards had a market share of about 20 percent of the global market in 2002 and 2003. Demand for containerships is at a record high level. Normally, demand fluctuates with the global economy. In 2002 and 2003, however, demand for containerships outpaced the rate of global economic growth. Greater globalisation and increased industrial output in China and other Asian countries, resulted in significant growth in demand for long-distance sea borne transportation of goods. Demand for containerships outpaced demand for bulk carriers and demand for containerships is projected to remain strong.

A large proportion of the world's fleet of smaller-sized tankers comprises vessels that are 20 years old or older. Overall fleet age and growing demand for double-hulled vessels support projections for significant fleet replacement in the years ahead. Compared with Asian shipyards, Aker Yards' Romanian shipyards are competitive as to pricing of smaller-sized tank ships. Further, Asian shipyards have full order backlogs for the next few years. These factors represent interesting opportunities going forward for Aker Yards in this market segment.

Aker Yards has recently been particularly successful within container vessels were the Aker Yards Group has a backlog of 58 vessels as per the end of second quarter of 2005.

Offshore & Specialized Vessels
Aker Yards is a leading supplier in the global market for Offshore & Specialized Vessels. The Aker Yards Group's shipyards deliver both standardized vessels and highly customized vessels. Deliveries to the market segment for standardized vessels encompass vessels designed by partners' designers as well as by Aker Yards. The Aker Yards Group works with leading consultants, designers, and developers of offshore service vessels and has considerable shipbuilding capacity for this offshore industry segment.

The Aker Yards Group's structure and operations provide the flexibility required to respond to significant fluctuations in market demand. The Aker Yards Group's Norwegian shipyards frequently subcontract a significant proportion of production, a practice that allows for simultaneous production of up to ten vessels. This ensures profitable shipyard operations even when operating well below full capacity utilization. In periods with low newbuilding activity, the shipyards try to fill available capacity with other project types, such as vessel repair work and rebuilds — and fabricating modules for offshore installations. The Aker Yards Group's Romanian shipyards try to fill any available capacity with production of smaller sized vessels in periods during which production of hulls for the Aker Yards Group's Norwegian shipyards is insufficient.

Aker Yards also designs and builds various types of specialized vessels with demanding requirements. This tonnage includes vessels for arctic waters, fishing vessels, research vessels, navy vessels, and coast guard vessels. Constructing vessels for deployment in arctic waters is a market niche in which the Aker Yards Group holds a unique position. The Aker Yards Group's shipyards have built 60 percent of all ice-breakers worldwide. Aker Yards largely builds offshore service and specialized vessels at the following group shipyards: Aker Brattvaag and Aker Brevik in Norway and Aker Promar in Brazil. The Aker Tulcea and Aker Braila yards in Romania build hulls for completion at the Aker Yards Group's Norwegian yards. Specialized vessels are mainly produced at the Norwegian shipyards in the Aker Brattvaag group and Aker Finnyards shipyards in Finland. There is also some production of specialized tonnage at Aker Ostsee in Germany and at Aker Brevik in Norway.

Market description - Offshore service vessels

The market for offshore service vessels can be classified into three categories, based on vessel size. Aker Yards holds a dominant market position in the large-vessel market, largely via its Aker Brattvaag shipyards. The Aker Yards Group also has a strong position in the market for medium-sized offshore service vessels. In the latter market segment, Aker Brattvaag and Aker Brevik are conducting profitable, serial production of offshore service vessel newbuildings. The segment for small offshore service vessels is largely dominated by Asian shipyards. Low production costs in Romania and the Aker Yards Group's in-depth expertise and purchasing procedures have made Aker Yards competitive even in this market segment.

Vessels operating in northerly waters require a great deal of specialization and technological sophistication. Aker Yards' Norwegian shipyards hold a strong position in the market for these vessels. Asian shipyards, on the other hand, mainly focus on less sophisticated tonnage. The midsized vessel market segment is shared by European, US and Asian shipyards. In the period 2001-2003, Aker Yards Group shipyards held a market share of 45 percent of all vessels delivered in the offshore service vessel market (AHTS and platform supply vessels). There were relatively few contract awards for offshore service vessels in 2002 and 2003, but the market recovered in 2004. Projections are for growth in demand due to greater oil and gas exploration activities. Also, there will be an increasing need to replace some of the older offshore vessels that fail to meet current requirements. This anticipated fleet renewal largely pertains to vessels 20 years old or more.

Market description - Specialized vessels

Building specialized vessels requires detailed know-how about local conditions, and proximity to and familiarity with customers. Also, the chain of subcontractors necessary to complete projects must be in place. Because European shipyards are located close to the majority of customers in this market segment, they typically are more competitive than Asian yards. Increasing activity levels in northerly waters are expected to drive demand for specialized tonnage.

The Aker Yards Group has 44 offshore and specialized vessels under construction as per the end of second quarter of 2005.

<u>Yard groups</u>

Aker Finnyards

Finland's three largest shipyards situated in Helsinki, Rauma and Turku form Aker Finnyards – the Finnish yards within the Aker Yards Group. Aker Finnyards is amongst world leading designers and builders of cruise vessels and ferries as well as other technically advanced vessels. A large part of the world's cruise ships have come from the company's shipyards, the major customers within this vessel segment being the globally leading cruise operators. Aker Finnyards is also the leading ferry builder in the world.

In addition, Aker Finnyards is the principal yard for the Finnish navy and an expert in multipurpose ice breakers. The company's vast experience is based on the history of 3,500 ships built - both long series and extremely demanding one-offs. Deliveries include cruise vessels, car-passenger ferries, fast ferries, ice breakers, naval craft and offshore vessels.

The three yards situated in Helsinki, Rauma and Turku are amongst the largest yard facilities in Europe, the dry docks measuring respectively: 280x34 m, 260x85 m and 365x80 m. The modern and efficient units have benefited from several investment and development programmes.

The number of personnel at Aker Finnyards amounts to some 4,000 employees. The company's "assembly yard" concept means employing directly these "own" people and lots of others in co-operation companies, thus boosting the whole surrounding economic regions.

Aker Finnyards' annual revenue is approximately. EUR 1 billion. The ca. 2.7 billion EUR order book includes the world's three largest cruise vessels for Royal Caribbean International, a cruise vessel for Color Line, a cruise ferry and a fast passenger ferry for Tallink, a ropax for Brittany Ferries, three container carriers for Baltic Container Shipping, an arctic container vessel for Norilsk Nickel and a missile boat plus conversion for the Finnish Navy. In addition, option agreements have been made for one vessel with Color Line, two vessels with Tallink and one vessel with Brittany Ferries.

Aker Finnyards' knowledge in ice technology is beyond comparison. 60 % of the world's ice breakers have been built by the company. The most advanced ship designs, as the multipurpose icebreaker and the double acting icebreaker-supply vessel originate from the yards. The subsidiary company Aker Arctic Technology Inc. (AARC) will erect a modern new ice model test facility in the Vuosaari district of Helsinki during 2005. There will be a new model basin much wider than the one used today. The new company has plans, among others, to model wide-scaled offshore operations, and also market and sell complete ship projects.

Aker Ostsee

The Aker Ostsee group consists of the Aker MTW yard and the Aker Warnemünde yard. The yards are located at Germany's Baltic coast with Aker MTW in Wismar and Aker Warnemünde in Rostock-Warnemünde.

The two yards have focused primarily on medium size container vessels where it is one of the leading players on the European market. The key customers for container vessels include the major European container shipping companies. Additionally, the two yards' product range includes tankers (product, chemical, gas and shuttle), ice-breaking tankers, medium size passenger vessels, hulls and steel constructions.

Aker Warnemünde was in the period from 1992 to 1995 subject to an extensive modernization and efficiency programme partly funded by the German government.

Aker Yards has continued to invest in the development of both Aker Warnemünde and Aker MTW and the yards are regarded as being modern and efficient.

Aker Ostsee employed approximately 2,348 people as at 30 June 2005.

Aker Brattvaag

Aker Brattvaag AS is a subsidiary of Aker Yards ASA and comprises six shipyards in Norway, Romania and Brazil.

Aker Brattvaag has approximately 4300 employees, and annual revenue of NOK 3-3.5 billion. The company builds a wide range of specialized vessels, including offshore supply and fishing vessels. The company's main office is in Brattvåg, near Ålesund.

Aker Brevik

Aker Brevik includes the yards Brevik Construction in Brevik, Norway and Aker Braila in Romania. The unit also includes Brevik Engineering, which is a marine consultancy company providing ship design and fabrication drawings. Other companies in the Aker Brevik group include Brevik Rørindustri, Brevik Elektro, Brevik Support and Brevik Eiendom.

The yard in Norway specialises in offshore service vessels for the global market including platform supply vessels (PSV) and anchor handling tug supply vessels (AHTS). Additionally, the yard builds Ro-Ro ferries, fishing vessels and process modules for offshore and land-based industry. The unit in Romania builds PSV and AHTS hulls for outfitting and commissioning in Norway. It also builds complete vessels including smaller tankers and bulk carriers based on designs from Brevik Engineering. The majority of Aker Brevik's clients are major oil service and oil companies.

Aker Brevik employed 2,591 people as at 31 December 2004, whereof 2,069 at the Aker Braila yard.

6.7 AKER SEAFOODS

6.7.1 Overview

Aker Seafoods Group is a major seafood group based on harvesting, processing and sales of whitefish, with operations in Norway, Denmark and the UK. Aker Seafoods Group is the largest Norwegian whitefish producer with 29 cod licences, 15 active vessels and six wholly owned processing plants located in Ålesund, Stamsund, Melbu, Båtsfjord, Kjøllefjord and Hammerfest. Aker Seafoods Group is a leading exporter of fish products and one of the largest employers in Norway's fisheries industry. In Denmark the wholly owned subsidiary Thorfisk A/S comprises five processing plants and six fish receiving stations. Thorfisk is the Aker Seafoods Group's spearhead in targeting large European retail chains. Aker Seafoods had aggregated pro forma revenues of approximately NOK 2.5 billion in 2004

Following an acquisition of West Fish-Aarsæther and Nordic Sea Holding, a share offering and a secondary sale, Aker Seafoods was listed on Oslo Børs on 13 May 2005. Aker is the majority shareholder, with an approximately 66.7 % ownership.

Aker Seafoods is listed on Oslo Børs under the ticker code "AKS", and is a separate entity with separate management. Information contained in this Prospectus is therefore based on previously disclosed information from Aker Seafoods.

6.7.2 Selected financial information for the Aker Seafoods Group

Set out below is selected pro forma financial information for the Aker Seafoods Group (including West Fish-Aarsæther and Nordic Sea Holding) for the financial years 2002, 2003 and 2004, and for Q2 2005 and 2004 and first half 2005 and 2004. The information has been derived from Aker Seafoods' interim financial report for the period ended 30 June 2005 and from the listing prospectus published by Aker Seafoods on 28 April 2005.

The accounts have been prepared on a historic cost basis on a consolidated level for the respective periods. Historical information for the Aker Seafoods Group was derived from pro forma consolidated financial statements for 2002, 2003 and 2004 and unaudited consolidated financial statements for the period ended 31 March 2004 and 31 March 2005. The pro forma financial statements have been prepared in accordance with Norwegian GAAP and IFRS.

Aker Seafood has converted from NGAAP to IFRS with reporting effect from Q1 2005.

	IFRS	IFRS	IFRS	IFRS	IFRS	NGAAP	NGAAP
(MNOK)	Q2 2005	Q2 2004	H1 2005	H1 2004	2004	2003	2002
Operating revenues	680	592	1 347	1 398	2 467	2 431	2 992
EBITDA	40	19	123	107	157	179	72
EBITA	20	(7)	83	55	60	64	(42)
EBIT before exceptional items	20	(7)	83	55	60	64	(42)
Exceptional items*	-	11	-	49	54	-	(3)

EBIT	20	4	83	104	114	64	(45)

* Note that the exceptional items included in the table are included in the EBITDA figure in Aker Seafoods' stated accounts.

6.7.3 Business operations and organisation

Overview
Aker Seafoods Group's operations consist of harvesting, processing, sales and distribution with a total of approximately 1,350 employees. The vessels operate year round targeting cod, saithe and haddock in Norwegian waters north of the 62nd latitude. Shrimp is targeted by freezer trawlers around Greenland, the Barents Sea and Flemish Cap. The trawlers land most of their catch to designated Aker Seafoods processing facilities.

The integrated value chain with strong links between harvesting and processing reduces the sourcing problem faced by many competitors. This link enables the Aker Seafoods Group to deliver products based on fresh fish year round. Approximately two thirds of Aker Seafoods Group's raw material consumption in the Norwegian processing facilities is sourced from its own fleet.

Aker Seafoods Group is divided into three primary business areas: harvesting, processing Norway and processing Denmark. Aker Seafoods is working to simplify and optimise the corporate structure and to strengthen the regional units. In the new structure, Aker Seafoods will have dedicated regional management and strong regional organizations in Finnmark, Nordland and Denmark. As a part of the restructuring, Aker Seafoods has entered into agreements to acquire additional shareholdings in five of the harvesting companies. These acquisitions are subject to governmental approval.

Harvesting division
Aker Seafoods Group harvesting operations consist of 15 active trawlers, of which nine are fresh fish trawlers, five are freezer trawlers and one is a combined fresh/freeze vessel. All vessels target cod, saithe and haddock in Norwegian waters north of the 62nd latitude. Some of the vessels also target saithe south of the 62nd latitude for part of the year.

One fresh fish trawler was taken out of operation/scrapped in July, in accordance with Aker Seafood's plan for fleet reduction. Aker Seafood expects to have 10-12 vessels in operations when the vessel reduction plan is finalized.

All trawlers are equipped with sophisticated fish finding and trawling technology. The equipment makes it possible to identify the location of the fish and size of the shoal. In line with Aker Seafood's environmental strategy, this information is consequently also used to reduce by-catch to a minimum. To increase catch rates and utilization of catch, new net and trawling techniques are continuously developed and tested by the company in cooperation with key vendors. Aker Seafoods is also currently changing offload logistics by using containers instead of boxes to increase loading efficiency, durability and quality of the fish on the vessels.

The fleet holds licences to catch approximately 50,000 tonnes of whitefish in 2005. Cod is the main species for the fleet, together with saithe and haddock. The fleet is also the largest shrimp harvester in Norway. Aker Seafoods Group controls some 29 licences for cod, saithe and haddock to be harvested north of the 62nd latitude. Eight vessel-owning companies with 15 active vessels hold these licences.

In 2005 one licence north of the 62nd latitude in Norway allows harvesting of approximately 720 tonnes of cod, 280 tonnes of haddock and 650 tonnes of saithe. In addition, the vessels will catch their saithe quotas in the North Sea, representing up to 1,200 to 1,500 tonnes per freezer trawler. By-catch of other species depends on quotas year by year. In total, Aker Seafoods Group fleet in 2005 is allowed to harvest approximately 20,900 tonnes of cod, 8,200 tonnes of haddock, 17,400 tonnes of saithe and 4,300 tonnes of other species north of the 62nd latitude.

In addition to the licenses described above, Aker Seafoods Group holds eleven shrimp licences and one fish licence for harvesting 350 tonnes of Black Halibut near Greenland in 2005.

Aker Seafoods Group is obligated to land most of its harvest in designated geographical areas. In general terms this obligation relates to 80 % of the cod harvest and 60 % of the haddock harvest. However, the

Aker Seafoods does not view these obligations as restrictive as they mainly are connected to the Aker Seafood Group's processing facilities.

Structure licences (in Norwegian:"*strukturkvote*") are part of a new licensing regime introduced on 4 March 2005, which applies to licences north of the 62nd latitude. The new regulations enforced by the Norwegian Government allow for a more predictable quota regime and increased flexibility to optimise the use of licences between vessels within the same group since the licences are available for a catch by any vessel owned by the holder of a licence. Under this regime, the licences are issued without time limitations. The new regulations are viewed as highly positive by Aker Seafoods. As a result Aker Seafoods will adapt all its licences to the new licence structure ("ITQ" – in Norwegian: "*Strukturkvoteordning*").

The following is a brief overview of the vessel-owning companies in the Harvesting division (not all are wholly owned by Aker Seafoods Group):

Entity	Number of vessels
Havfisk AS	2
Lofoten Trålerrederi AS	4
Hammerfest Industrifiske AS	3
Finnmark Havfiske AS	1
Båtsfjord Havfiskeselskap AS	2
Kjøllefjord Havfiskeselskap AS	1
Sletnestrål AS	1
Makkaur Havfiske AS	1

Processing division

The processing division consists of eleven wholly owned production facilities, six in Norway and five in Denmark. In addition, Aker Seafoods owns 38,4 % of the processing facility Tobø Fisk AS and 51 % of the fish receiving station Skarsvågfisk AS. In Norway, Aker Seafoods produces fresh and frozen fillets, loins, portions and tailpieces of cod, saithe and haddock. In Denmark, Thorfisk produces a variety of products based on saithe, cod, haddock, plaice, salmon, tuna, and trout, including "ready to cook" consumer packed fresh fish products.

The following is an overview of the companies in the processing division:

Processing facility	Products	Location
Norway		
J.M. Johansen AS	Fresh and frozen fillets	Stamsund
Melbu Fiskeindustri AS	Frozen fillets, marinated/breaded	Melbu
NWS Hammerfest AS	Fresh and frozen fillets	Hammerfest
Tobø Fisk AS (38.4%)	Fresh and frozen fillets	Havøysund
Aarsæther Båtsfjord	Fresh and frozen fillets and salt fish	Båtsfjord
Aarsæther Kjøllefjord	Fresh and frozen fillets and salt fish	Kjøllefjord
West Fish Industrier	Salt fish and pelagics	Ålesund
Denmark		
Thorfisk AS (5 plants)	MAP-products	Grenaa
	Frozen products, marinated/breaded	Grenaa
	Fresh fillets	Thyborøn
	Fresh fillets	Hvide Sande
	Fresh fillets	Bagenkop

Aker Seafoods Group consumes approximately 96,000 tonnes (round weight) of raw materials in its production per year in Norway and Denmark. About 50 % of this raw material is sourced from Aker Seafoods Group's harvesting division. External sources include the coastal fleet, local fishermen and fish auctions. Aker Seafoods has strategic alliances with receiving stations and vessels in the coastal fleet to secure year round raw material for the processing plants. In addition, Aker Seafoods also owns 51 % of Skarsvågfisk receiving station in Nordkapp.

Thorfisk has a unique sourcing system through its six wholly owned sourcing stations securing whitefish and salmon for the processing plants in Denmark. Furthermore, Thorfisk has representatives at almost all Danish fish auctions to be sure to get the best primary produce. A long-term cooperation has also been developed with suppliers in other countries, especially Norway where Thorfisk buys, acts as an intermediary and sells a variety of products from Aker Seafoods Group processing plants in Norway, together with additional other suppliers.

Processing Norway
Aker Seafoods is continuously working on improving the profitability of its processing facilities. The main focus will be on the increasing fresh fish share of the product mix and reducing production costs further. Due to increased utilisation of the plants in Norway, production costs are being gradually reduced. With the acquisition of West Fish-Aarsæther and Nordic Sea Holding, Aker Seafoods will have more flexibility to optimise the allocation of raw material within the processing division. The product mix is continuously being modified to provide greater focus on fresh fish products and specialized products with higher margins.

Processing Denmark - Thorfisk A/S
Thorfisk is located in Grenaa on Denmark's Jutland peninsula and was established in 1945. Aker Seafoods acquired Thorfisk in April 1996. Today, Thorfisk has approximately 325 employees, is wholly owned by Aker Seafoods and comprises five processing plants and six fish receiving stations.

Raw material is sourced from its Danish network as well as from Aker Seafoods Group and other Norwegian and Icelandic fishing companies. Salmon is mainly sourced from Norwegian exporters.

Thorfisk aims to be a leading seafood company with regards to sourcing, production, product development and trading of, fresh and frozen fish products and a preferred supplier of top-quality fish products to European consumers. Product development is a continuous process at Thorfisk and the company delivers a broad range of fish products, including private-label production developed in close cooperation with major customers. Products include both fresh and frozen retail-ready goods, semi-processed products, and finished goods.

Nordic Group (62 % owned)
Nordic Group AS was established in 1967 and has its head office in Trondheim. Nordic Group is a dedicated export company, deriving most of its turnover from fresh and frozen whitefish products. Nordic Group exports products under the brand name Fjord Fresh, sourcing mainly from Norwegian and Russian companies. Nordic Group AS has 17 employees, 10 in Trondheim and 7 in Boston.

6.8 AKER AMERICAN SHIPPING

6.8.1 Overview

The Aker American Shipping Group was established during the second quarter of 2005, and the main entities within the group are currently comprised of Aker American Shipping, the intermediate holding company Aker American Shipping Inc, and the two U.S. operating companies Kvaerner Philadelphia Shipyard Inc (KPSI) and American Shipping Corporation (ASC).

The Aker American Shipping Group is a group which, through the U.S. subsidiaries, will build, own and bareboat charter out vessels for operation in the U.S. Jones Act market. Aker American Shipping Inc is a newly formed company holding 100% of Kvaerner Philadelphia Shipyard, a leading U.S. commercial shipyard, and 100% of American Shipping Corporation, the latter of which will initially own through its subsidiaries a fleet of 10 product tankers to be constructed at Kvaerner Philadelphia Shipyard and bareboat chartered to subsidiaries of Overseas Shipholding Group, Inc. The Aker American Shipping Group has in excess of 600 employees, mainly at the shipyard in Philadelphia.

During the second quarter of 2005, Aker American Shipping carried out a private placement, which was directed towards institutional, industrial and other professional investors. A total of 12,500,000 new shares in the company were issued pursuant to the private placement, representing approximately 45.3 per cent of the shares and votes in the company after completion of the private placement. The price per share sold in the private placement was NOK 65 and the gross proceeds from the private placement were NOK 812.5 million. Upon completion of the private placement, Kværner's ownership in the company

was reduced to approximately 54.7 per cent. On 30 June 2005, Kværner sold its shares in the company to Aker's subsidiary Aker American Shipping Holding AS. The transaction was done at the same price per share as the subscription price in the private placement.

On 11 July 2005, Aker American Shipping was listed on the main list of Oslo Børs under the ticker code AKASA. Following a secondary sale, Aker reduced its ownership to 53.2 per cent on 14 July 2005.

Aker American Shipping is a separate entity with separate management. Information contained in this Prospectus is therefore based on previously disclosed information from Aker American Shipping.

The following chart illustrates the legal structure of the Aker American Shipping Group:


Aker
100%
Aker American Shipping Holding
Other
53.2%
46.8%
Aker American Shipping
100%
Aker American Shipping
100%
100%
Kvaerner Philadelphia Shipyard
American Shipping Corporation

6.8.2 Selected financial information for the Aker American Shipping Group

Set out below is selected pro forma financial information for the Aker American Shipping Group for the financial years 2002, 2003 and 2004, and for Q2 2005 and 2004 and first half 2005 and 2004. The information has been derived from Aker American Shipping's interim financial report for the period ended 30 June 2005 and from the listing prospectus published by Aker American Shipping on 8 July 2005.

The pro forma Aker American Shipping Group accounts have been prepared on a historical cost basis for Kvaerner Philadelphia Shipyard, the only company in the Aker American Shipping Group with activity prior to the group's inception. Following the establishment of Aker American Shipping, Kvaerner Philadelphia Shipyard's business will only represent a portion of the new Group's activities. In addition to the historical profit and loss statements for the period 1 January 2002 to 31 March 2005, the historical Kvaerner Philadelphia Shipyard numbers have been consolidated with the pro forma balance sheet of Aker American Shipping updated with a pro forma capital infusion in the form of debt conversion and new equity issue; The pro forma numbers contain the impact on interest costs from the USD 273.3 million improvement in equity; debt to equity conversion (USD 120.7), new paid-in equity (USD 118.5) and contribution in kind (USD 34.1 million) consisting of all the shares in Kvaerner Philadelphia Shipyard, a USD three million non interest bearing debt to Aker Yards and a counter-guarantee issued in favour of Kværner. The contribution in kind is for USGAAP purposes recognized at historical cost based

on book value of equity in Kvaerner Philadelphia Shipyard. The pro forma IFRS accounts show the contribution in kind as a fair value transaction and add to group debt a counter-guarantee issued in favour of Kværner valued at USD two million.

Furthermore, these pro forma profit and loss statements are based on the International Financial Reporting Standard (IFRS) and USGAAP. Pro forma figures are unaudited.

Aker American Shipping	IFRS	IFRS	IFRS	IFRS	IFRS	USGAAP	USGAAP
(MNOK)	Q2 2005	Q2 2004	H1 2005	H1 2004	2004	2003	2002
Operating revenues	390	-	1 272	-	-	682	-
EBITDA	41	(1)	65	(71)	80	(69)	(956)
EBITA	31	(11)	46	(91)	41	(107)	(988)
EBIT before exceptional items	31	(11)	46	(91)	41	(107)	(988)
Exceptional items	-	-	-	-	-	-	-
EBIT	31	(11)	46	(91)	41	(107)	(988)

6.8.3 Business operations and organisation

Overview

Kvaerner Philadelphia Shipyard will construct and build vessels for the protected U.S. Jones Act market. Cost efficient and cost competitive construction of the new vessels is critical for the success of Aker American Shipping's business model. Several elements position Aker American Shipping to capitalize on this market: Kvaerner Philadelphia Shipyard's state-of-the-art shipyard with modern equipment; access to the global Aker Yards group and its international shipbuilding expertise; an exclusive cooperation agreement with Hyundai Mipo Dockyard regarding production of product tankers; and a solid track record evidenced by the delivery of three container vessels. The vessels built by Kvaerner Philadelphia Shipyard will primarily be sold to single purpose companies wholly owned by American Shipping Corporation, but may also be sold directly to customers. Vessels sold to American Shipping Corporation's subsidiaries will be bareboat chartered to a Jones Act qualified vessel operator.

The Aker American Group has entered into agreements for the construction, sale and bareboat charter of 10 new build Jones Act product tankers. According to the agreements, Kvaerner Philadelphia Shipyard will construct a total of 10 Veteran MT-46 product tankers and deliver each of these to leasing companies wholly owned by American Shipping Corporation. The American Shipping Corporation leasing companies will bareboat charter each vessel to a company wholly owned by Overseas Shipholding Group, Inc. ("Overseas Shipholding Group"), which in turn will time charter the vessels to OSG Product Tankers, LLC. OSG Product Tankers, LLC will time charter the vessels to end customers in the Jones Act market.

The U.S. coastwise laws, commonly referred to as the Jones Act, require all commercial vessels transporting merchandise between ports in the United States to be built, owned, operated and manned by U.S. citizens and to be registered under the U.S. flag. The market for water transportation between U.S. ports is referred to as the Jones Act market. The Jones Act was enacted to protect the U.S. shipbuilding, shipping, and seamen from international competition, and continues to have broad political support. It is also considered to be important for the U.S. Navy and national security that there be a commercial shipbuilding industry and a commercial fleet in the U.S. with domestic seamen. In 1996 certain amendments were enacted to the U.S. vessel documentation laws, allowing increased non-U.S. participation in the ownership of vessels operating in the Jones Act trade under certain conditions.

American Shipping Corporation

Subsidiaries of American Shipping Corporation will enter into bareboat charters with Jones Act qualified vessel operators. Each of the bareboat charter agreements will be for a term of at least three years, with pre-agreed pricing mechanisms for any optional charter periods. The subsidiaries of American Shipping Corporation will enter into fixed price contracts with Kvaerner Philadelphia Shipyard for construction of each vessel, at least covering the estimated cost for Kvaerner Philadelphia Shipyard. American Shipping

Corporation's corporate and operational structure has been established in conformity with the current applicable requirements of the lease finance exemption under the Jones Act.

Charter agreements with Overseas Shipholding Group
The Aker American Shipping Group has entered into agreements for the bareboat charter of 10 new build Jones Act product tankers to Overseas Shipholding Group, Inc ("Overseas Shipholding Group"). According to the agreements, Kvaerner Philadelphia Shipyard will construct a total of 10 Veteran MT-46 product tankers and deliver each of these to a leasing company wholly owned by American Shipping Corporation (each a "LeaseCo"). The tankers are scheduled for delivery from the end of 2006 through the middle of 2010. However, Overseas Shipholding Group may terminate the arrangement if Aker American Shipping, on or prior to 31 December 2005, has not demonstrated to Overseas Shipholding Group that Kvaerner Philadelphia Shipyard/Aker American Shipping has construction financing necessary for the first five product tankers. Based upon take-out financing for the first five vessels already being committed and also the financial strength of Aker American Shipping after the private placement, Aker American Shipping is comfortable that this condition will be fulfilled. Furthermore, Overseas Shipholding Group may terminate the agreements for the last 5 vessels if Aker American Shipping on or prior to 31 December 2007 has not demonstrated to Overseas Shipholding Group that Aker American Shipping has the financing necessary for the construction of the said vessels.

The LeaseCos will bareboat charter each vessel to a company wholly owned by Overseas Shipholding Group (the "OSG Charterers"), which in turn will time charter the vessels to OSG Product Tankers, LLC ("OSG PT LLC"). OSG PT LLC will be controlled by Overseas Shipholding Group, but Aker American Shipping Inc will have a direct and indirect passive financial participation in OSG PT LLC that will entitle it to a maximum 49 % share of OSG PT LLC's profits from sub-time charter of the vessels. Aker American Shipping Inc will not be required to advance funds to cover any shortfalls in revenue from sub-time charters. Any such short-falls will be covered by Overseas Shipholding Group and the OSG Charterers in the form of advances from Overseas Shipholding Group and credits under the time charters, which, if not paid from profits subsequently generated by OSG PT LLC, will generally expire after two years. If the company decides to sell one or more of the product tankers to a third party, any profit from such sale must be split 50/50 between Overseas Shipholding Group and the company, based upon a predetermined value of each tanker.

The bareboat charter agreements have been entered into for an initial term of 7 years for each of the first 5 vessels and 5 years for each of the next 5 vessels, with options for the OSG Charterers to extend the term for an unlimited number of additional periods of 3 or 5 years each, and one additional period of 1 year each. The bareboat charter hire is fixed and will not be subject to any inflation adjustment. Overseas Shipholding Group may to a certain extent require that bareboat charter hire rates be reduced if the LeaseCos' underlying financing terms are improved, but this will not affect the LeaseCos' total cash flow. Subject to certain exceptions for certain environmental liabilities, Overseas Shipholding Group has guaranteed the OSG Charterers' performance of the bareboat charter agreements.

If during the initial period of the bareboat charters, Kvaerner Philadelphia Shipyard builds a new U.S.-flag product tanker or ocean going tank barge for a third party, Overseas Shipholding Group will have the option to reduce the initial charter period to three years from the effective date of the bareboat charter, or if the bareboat charter has been in effect for two years or more, the lesser of one year from the date of the contract with the third party and the remaining portion of the initial term of the charters. The option periods are also reduced. If during the initial charter period, Overseas Shipholding Group or any of its affiliates purchases, charters or contracts for the construction of a U.S.-flag product tanker or ocean going tank barge (subject to certain exclusions) from a shipyard other than Kvaerner Philadelphia Shipyard, American Shipping Corporation will have the option to extend the bareboat charters for five additional years from the date of contract signing with the supplier of the relevant tanker or barge.

The OSG Charterers will operate the vessels for OSG PT LLC on the basis of time charter agreements entered into for each of the vessels. The agreed time charter hire equals the bareboat charter hire paid by the OSG Charterers to the LeaseCos, plus operating expenses and a fixed daily profit element. In addition to this, the OSG Charterers will also be entitled to an annual supplemental hire in the event that the annual profit of OSG PT LLC exceeds certain agreed thresholds.

OSG PT LLC will offer the vessels to oil companies and other end customers through sub-time charter agreements, contract of affreightments or similar contracts in accordance with normal market practice.

The profits accrued in OSG PT LLC will be distributed on a quarterly basis. Effectively this means that a maximum of 49 % of the profits will be distributed to Aker American Shipping Inc (as a consequence of its passive financial participation in OSG PT LLC) after payment of any supplemental hire, as described above.

OSG Ship Management as pool manager will manage the vessels under a pooling agreement that also covers other Jones Act product tankers controlled by Overseas Shipholding Group entities. The main purpose of the pooling arrangement is to align Overseas Shipholding Group's economic interest in the 10 vessels built by Kvaerner Philadelphia Shipyard with the other Overseas Shipholding Group controlled vessels.

Financial strategy

American Shipping Corporation has received a firm commitment from DnB NOR Bank ASA for a USD 350m credit facility for the financing of the first 5 vessels. Total debt financing per vessel will be USD 70m and will be available upon delivery of each vessel. The credit facility will have a term of 7 years from delivery of each vessel. The cost of building the first 5 tankers is forecasted to be USD 465m, USD 350m of which will be covered by the first priority loan, and USD 115 million of which will be covered by other sources, including equity, profit and other types of debt financing. It is anticipated that efficiencies gained along the learning curve by Kvaerner Philadelphia Shipyard will result in a lower cost for the following 5 tankers, with a total cost estimate of approximately USD 400m, thus also reducing total funding needs for PTs 6-10 compared to PTs 1-5. The interest rate for all the ten tankers is fixed through interest rate swap agreements. Kvaerner Philadelphia Shipyard also intends to enter into agreements for debt financing for the construction of the vessels built at the yard.

Shipbuilding contracts with Kvaerner Philadelphia Shipyard

The product tankers that are to be chartered to Overseas Shipholding Group will be constructed by Kvaerner Philadelphia Shipyard at the shipyard in Philadelphia and delivered to the LeaseCos in accordance with the terms of construction agreements entered into between Kvaerner Philadelphia Shipyard and each of the LeaseCos. The vessels are based on a standard design from Hyundai, adjusted to conform to the building methodologies and practices of Kvaerner Philadelphia Shipyard. Each vessel shall be eligible for U.S. registry and both U.S. coastwise and international trade. Construction supervision has been outsourced to OSG Ship Management, Inc. since the vessels will be bareboat chartered to Overseas Shipholding Group upon delivery from Kvaerner Philadelphia Shipyard.

The construction cost for a series of 10 new Jones Act product tankers is estimated at an average real cost, including contingencies of USD 83.2m per vessel providing a significant cost advantage compared to other commercial U.S. shipyards. In nominal terms, the average cost is estimated to be USD 86.4m.

The contracts between the LeaseCos and Kvaerner Philadelphia Shipyard include fixed price terms for each ship. In total, the 10 product tankers are purchased by the LeaseCos for the expected cost price plus a small margin. The contract price for each ship is subject to escalation based upon certain agreed changes in skilled labour cost, materials cost, steel cost and currency fluctuations.

Kvaerner Philadelphia Shipyard Inc

History and production facilities

Kvaerner Philadelphia Shipyard Incorporated (Kvaerner Philadelphia Shipyard) is located on the site of the former Philadelphia Naval Shipyard in Philadelphia, Pennsylvania, and is the product of a public-private partnership founded in 1996 by the City of Philadelphia, the Commonwealth of Pennsylvania, the United States Government (collectively the "Governments") and the Kvaerner group of companies.

Shipbuilding has been part of the industrial and commercial economy of Philadelphia for over a century; however the Philadelphia Naval Shipyard was closed in 1995. In order to mitigate the impact of the closure, the Governmental Parties formed a quasi-governmental authority, the Philadelphia Shipyard Development Corporation (PSDC) to: (1) convert the ageing naval facility into a world class shipyard; (2) locate a premier international shipbuilding company to construct and operate the new facility; and (3) perform the functions of a local board of directors overseeing shipyard operations and acting as a liaison between the Governments and Kvaerner Philadelphia Shipyard. In order to accomplish the transformation of the facility to a world-class commercial shipbuilding organization, the Governments

collectively invested over USD 400m in grants, loans and loan guarantees. These funds were used in the construction of the state-of-the-art facility and in the workforce training.

Kvaerner Philadelphia Shipyard's facility and equipment was installed new in 1998-2000. The shipyard was designed with the specific intent of reducing materials handling operations and is based on experience from state-of-the-art Aker Yards shipyards in Europe. Kvaerner Philadelphia Shipyard enjoys a significant advantage in its materials handling capabilities, which include a Goliath Crane with a maximum lift capability of 660 tons; specialized vehicles to transport grand blocks weighing more than 600 tons; and numerous other high-capacity and automated cranes. Kvaerner Philadelphia Shipyard employs highly automated processes with a specific focus on steel production, resulting in an annual steel fabrication capacity of 25,000 tons per year. Another unique feature of Kvaerner Philadelphia Shipyard's building philosophy is the maximization of subcontracted "turnkey" packages for many outfitting activities, which enables the yard to maintain the focus on steel fabrication and the ability to utilize the worldwide procurement system of the global Aker Yards shipyard organization.

When facilities construction was completed in 2000 Kvaerner Philadelphia Shipyard began construction of its first two container vessels. These vessels, CV 2600 type, were based on a proven design that Aker Yards was building in an affiliated shipyard in Germany. The Philadelphia Class CV 2600 was modified by Kvaerner Philadelphia Shipyard to meet the unique needs of the U.S. domestic markets,

In 2002, Matson Navigation Company, Inc. (Matson) agreed to purchase the two container vessels. Matson took delivery of the M.V. Manukai on 4 September 2003 and the M.V. Maunawilli on 30 July 2004. In 2005, Matson agreed to purchase two additional container vessels (one of the CV 2600 type and another of the CV 2500 type). The first of these two vessels, the M.V. Manulani, was delivered on 19 May 2005, ahead of the contract delivery date of 15 June 2005. The contract delivery date for the last vessel is 7 May 2006.

Construction of ten Product Tankers
Kvaerner Philadelphia Shipyard has signed an agreement with Hyundai Mipo Dockyard under which Kvaerner Philadelphia Shipyard and Hyundai Mipo Dockyard have agreed to mutually and exclusively cooperate in the development of the most competitive product tanker vessels for the Jones Act market. The Veteran Class MT-46 design will be based on the well-proven as-built Athenian Class Product Tanker 46,000 dwt from Hyundai Mipo Dockyard. The ship has a capacity of 338,365 bbl and a speed of about 15 knots at 90 % Maximum Continuous Rating ("MCR") and 15 % sea margin. The standard design has been changed to conform to the building methodologies and practices of Kvaerner Philadelphia Shipyard. Each vessel shall be eligible for U.S. registry for both U.S. coastwise and international trade.

The container vessel currently under construction (NB 004) is expected to be delivered to Matson in May 2006, while the first product tanker (NB 005) is expected to be delivered in November 2006.

By building a series of 10 product tankers, Kvaerner Philadelphia Shipyard believes they will gain a learning curve advantage of approximately USD 84m (including contingency and inflation), providing Aker American Shipping and Kvaerner Philadelphia Shipyard with a unique position in the Jones Act market for product tankers, as well as other related segments.

The learning curve advantage achieved through building of the 10 product tankers will enable the yard to build other vessels at a cost level significantly below today's cost. Preliminary estimates are showing that a fifth container vessel (similar to 'CV 004'), if built after the 10 product tankers could be built at a cost level of approximately 25 % lower than the cost of CV 004. At such a low cost, and given the fact that the U.S. Jones Act fleet of container vessels will in 2010 have an average age of more than 30 years (excluding the 4 new vessels from Kvaerner Philadelphia Shipyard), a significant upside will be possible.

6.9 AKER MATERIAL HANDLING

6.9.1 Overview

Aker Material Handling manufactures and sells various solutions for archiving, storage, warehouses and logistics. The group is present with manufacturing in Norway, Germany and The Netherlands and has sales offices in most European countries as well as being present in other markets through distributors or

export activities. The group's solutions and products are marketed under well-established local brand names such as Constructor, Bruynzeel, Dexion and Compactus.

6.9.2 Selected financial information for Aker Material Handling Group

The following table shows selected financial data for the Aker Material Handling Group:

(MNOK)	Q2 2005 (IFRS)	Q2 2004 (NGAAP)	H1 2005 (IFRS)	H1 2004 (NGAAP)	2004 (IFRS)	2003 (NGAAP)	2002 (NGAAP)
Operating revenues	340	336	635	659	1 297	1 981	2 528
EBITDA	12	1	9	-8	15	3	-241
EBITA	5	-5	-4	-23	-13	-55	-317
EBIT before exceptional items	5	-15	-4	-43	-13	-94	-385
Exceptional items	-	-31	-	-40	-114	-16	-316
EBIT	5	-46	-4	-83	-127	-110	-701

The exceptional items in 2004 do not relate to continuing businesses.

During 2003 and 2004 Aker Material Handling Ltd divested businesses in France, Belgium, Australia and Asia, USA, UK and Finland. In addition parts of the business operations in the UK, consisting of both manufacturing and sales activities, went into administrative receivership. The remaining business consists of manufacturing within Norway, Germany and Holland and sales offices in Central and Western Europe. The group's profit and loss statement on a pro forma basis containing only the existing business operations is shown below:

(MNOK)	H1 2005 (IFRS)	H1 2004 (IFRS)	2004 (IFRS)	2003 (NGAAP)
Operating Revenues	635	585	1 226	1 193
EBITDA	9	-11	12	-34

6.9.3 Business operations and organisation

Aker Material Handling ended its comprehensive restructuring programme, including divestitures of certain business activities in 2004. The group is now focusing on operational improvements and utilisation of its strengths from strong local brands and market presence throughout Scandinavia and northern / eastern part of Europe.

The group has steadily improved its earnings quarter by quarter, and first half year EBITDA for 2005 ended at MNOK 9, which is MNOK 20 better than the same period in 2004. Gross margins are improved compared to both second quarter and first half year 2004, although cost of raw material (steel) has increased up to 40 % in the first half year of 2005 compared to the same period in 2004.

Market activity and demand has in general been weak in the period 2001 to 2003. The Scandinavian and eastern European markets have experienced higher activity and demand in 2004 and 2005, whilst the larger German market has not seemed to recover yet.

The main strategy for the group going forward is to increase presence in European growth areas, continue to develop products and value added solutions, utilize group manufacturing capacity and regain lost market share in the UK market.

Aker Material handling is organized in three strategic business areas; Constructor Scandinavia, Constructor Dexion and Bruynzeel. The UK market is expected to be added as a fourth business area in 2005.

Constructor Scandinavia

Within the area there are sales offices in Norway, Sweden and Denmark. The market channels in these markets are direct sales or through distributors.

A highly automated manufacturing plant is located at Hensmoen in Norway. This plant manufactures mainly pallet racking and warehouse shelving systems for the Scandinavian and certain export markets as UK and the Middle East. Lighter static and mobile shelving systems for archiving and storage are manufactured at the groups manufacturing plant in The Netherlands, but sold through the Constructor companies in Scandinavia. In 2005 non utilized equipment at the Hensmoen plant, for manufacturing of shelving have been refurbished and transferred to the group's plant in Germany.

Of the group's first half-year external sales of MNOK 635, Constructor Scandinavia represented MNOK 246. At the end of 2004 the business area employed 213 people.

Constructor Dexion
Sales offices are located in Germany, Holland, Italy, Czech Republic, Slovakia, Hungary, Bulgaria and Austria. In Germany there are seven branches / sales offices. The larger parts of sales are coming from the areas direct sales force, although distributors are to some extent present.

A manufacturing plant is located in Laubach Germany. An additional smaller plant is located in Halle, Germany. The Laubach plant manufactures pallet racking, and after the above-mentioned transfer of equipment from Norway, it also manufactures the groups most recently developed warehouse shelving system. The plant has been significantly upgraded in 2005.

First half year external sales in 2005 were MNOK 236, of the group's total of MNOK 635. 277 people were employed in the area at the end of 2004.

Bruynzeel
The Bruynzeel area consists of sales offices in Belgium, The Netherlands, Switzerland, Germany and France. The market channels are by direct sales force and distributors, particularly France is utilizing a chain of distributors to cover the French market.

For the manufacturing of shelving for archiving and storage, a highly automated manufacturing plant is located in Panningen, The Netherlands. The plant is serving the Bruynzeel area and the other two strategic business areas as well as certain export markets.

In the first half-year of 2005 the external revenues for the area ended at MNOK 153 of the group total of MNOK 635. Number of employees at year-end 2004 was 215.

6.10 AKER CAPITAL

Aker Capital was established as a separate company and business unit in the Aker Group in 2005. Its objective is to develop and manage its current company portfolio as well as developing new core business and investment opportunities related to the activities within the Aker Group. At present, Aker Capital owns Aker Insurance, Aker Asset Management and a 60% stake in Aker Invest (an investment company with ownership interests in, among others, Atlas Stord, NorSea Group, American Champion, Supply Invest, Midsund Bruk and several vessel investments). In addition, Aker Capital announced on 7 September 2005 the purchase of 39.89% of the shares in Bjørge ASA, a Norwegian company listed on Oslo Børs.

6.10.1 Aker Asset Management ASA

Aker Asset Management ASA was established at the end of 2003, and assists companies associated with the Aker Group with capital management, strategic advice and follow-up of external services.

6.10.2 Aker Invest I AS

Aker Invest is owned 60 % by Aker and 40% by Aker Yards. It was established in June 2005 by transferring assets from the two owners and will focus on developing the value potential of these investments. Aker Invest will also seek to develop new and profitable investment opportunities related to the existing Aker Group activities. Assets included in the portfolio are: Atlas Stord, NorSea Group, American Champion, Supply Invest, Midsund Bruk and different vessel investments.

6.11 OTHER INVESTMENTS

6.11.1 Kværner

Aker owns, directly and indirectly, approximately 21.7 % of the shares in Kværner.

6.11.2 Aker Seafoods Corp.

Aker Seafoods Corp. conducts international deep sea fishing activities in Argentina, the Faeroe Islands, the United States and Russia. In total the company operates five large-scale surimi vessels and three longliners. For two years one of the surimi vessels has been utilized in a promising test project, developing fisheries and production of marine products from krill in the Antarctic.

6.11.3 Minor investments

This includes, among others, shares in Molde Fotball and Aker Mekaniske Verksted.

6.11.4 Projects

Aker issued a press release on 27 July 2005 informing that Aker is working together with Aker Kværner with the intention of construction of two drill rigs for delivery in 2007 and 2008 respectively, with an option for delivery of a third drill rig in 2009. It is the intention that the drill rigs will be owned by a new entity under the corporate name Aker Drilling and that additional investors will be invited to participate as owners. Aker is currently working to reach a final agreement with Aker Kværner. No decisions with regards to financing have been taken and no agreements with co-owners have been entered into.

Aker has entered into an agreement with Telenor Eiendom concerning purchase of real property at Fornebu in Bærum west of Oslo centre. The purchase price is NOK 150 million and includes drawings for an office building with the required local regulations for approximately 2,100 employees. The intention to construct new main office facilities for the Aker Group was announced at the general meeting held in March 2005. The new building is expected to be completed end of 2007. A subsidiary of Aker will be the owner of the property and the building and the entities in the Aker Group will enter in to lease agreements. Aker has indicated that the building, with its lease agreements, will be syndicated. Aker has entered into an agreement with Skanska for the construction of the building.

6.12 GROUP FUNCTIONS

Aker is the holding company in the Aker Group, with all business activities organised in the company's subsidiaries and affiliated companies. The company consists of group senior management and support functions. In total, there are approximately 25 employees at the holding company level.

The various subsidiaries and affiliates within the Aker Group have independent management and support functions, including with respect to financial services, HR-services, office and administrative services, etc. Some of the subsidiaries have established shared services arrangements with other companies within the Aker Group, see section 6.13 "Certain inter-company relations". Aker's main contribution is to act as an active industrial owner and invest capital and skills in the various businesses in order to create value-adding changes for the Aker Group and the company's shareholders. This will include being actively involved in the operations, structures and financing of the businesses within the Aker Group. Additionally, Aker is responsible for reporting and investor relations on a group level.

6.13 CERTAIN INTER-COMPANY RELATIONS

Certain inter-company relations on arms-length terms between Aker on the one hand and other entities within the Aker Group on the other hand have been established. This includes matters such as licence arrangements relating to the "Aker"- and "Kværner"-name, insurance procurement through Aker Kværner Insurance AS (a captive/in-house insurance company, licensed in Norway to write direct and indirect insurance for the Aker Group and the Kværner Group, which provides procurement of insurance and advisory services for the businesses and line management), capital management, strategic advice and follow-up of external services through Aker Asset Management ASA and office and administrative services, including joint use and management of office buildings and related facilities.

6.14 DIRECTORS, MANAGEMENT, AUDITORS AND HUMAN RESOURCES

6.14.1 General

The overall management of Aker is vested in the board of directors and the President and CEO, with the latter being responsible for the day-to-day management of Aker in accordance with instructions, policies and operating guidelines set out by the board of directors.

6.14.2 Board of directors

The table below sets out the current directors of Aker and their respective ownership of "A" Shares or rights to "A" Shares.

Name	Position	Address	Number of "A" Shares	Number of Options
Kjell Inge Røkke	Chairman	Oslo, Norway	23,439,069*	0
Lone Fønss Schrøder	Deputy Chairman	Hornbæk, Denmark	200	0
Bjørn Flatgård	Director	Kolbotn, Norway	0	0
Jon Fredrik Baksaas	Director	Oslo, Norway	0	0
Kjeld Rimberg	Director	Oslo, Norway	6,300	0
Kjell Storeide	Director	Oslo, Norway	0	0
Atle Kåre Tranøy	Director, employee representative	Stord, Norway	0	0
Stein Aamdal	Director, employee representative	Verdal, Norway	0	0
Bjarne Egil Kristiansen	Director, employee representative	Stamsund, Norway	0	0
Harald Magne Bjørnson	Director, employee representative	Sævelandsvik, Norway	700	0

* Substantially owned by TRG Holding, a company indirectly controlled by Mr. Røkke.

Kjell Inge Røkke, age 47, is President & CEO of Kværner. Mr Røkke founded and was the main shareholder in Resource Group International (RGI), which merged with former Aker (later Aker RGI Holding) in November 1996. Mr Røkke controls TRG Holding, which is the main shareholder of Aker and Kværner. Mr Røkke is a Norwegian citizen.

Lone Fønss Schrøder, age 45, has a law degree from the University of Copenhagen and a Master of Economics degree from Handelshøjskolen, Copenhagen. Ms Schrøder has a broad international experience from 21 years senior management and board positions in A.P. Møller-Maersk, and has been a partner and co-owner of CMC Biopharmaceuticals, Denmark. She is currently President of Wallenius Lines and a non-executive director of the board of, inter alia, Kværner, Yara International ASA, Vattenfall AB and DSB. Mrs. Schrøder is a Danish citizen

Bjørn Flatgård, age 56, is President and CEO of Elopak AS. With a Master of Science from the Norwegian Institute of Technology and a degree in Business Economics from the Norwegian School of Management, Mr. Flatgård has held main positions in several industrial companies in Norway. From 1985-1996 he was member of the Corporate Management of Nycomed AS, later Hafslund Nycomed AS. Mr. Flatgård holds several board positions in Elopak companies and subsidiaries, Aker Kværner and SalMar A/S and is presently also member of the board of directors of TRG Holding. Mr Flatgård is a Norwegian citizen.

Kjell A. Storeide, age 52, has a degree in Business Economics from the Norwegian School of Management in Bergen. From 1990 to 2004 Storeide was CEO and part owner of Stokke Gruppen AS.

Storeide is currently the chairman of several Norwegian industrial companies, and member of the Board of Innovasjon Norge. Mr. Storeide is a Norwegian citizen.

Jon Fredrik Baksaas, age 50, has been President and CEO of Telenor ASA since 21 June 2002. He joined Telenor in 1989 and was made Deputy CEO in 1997. Baksaas has held positions as Finance Director, Executive Vice President and CEO of TBK AS. Before joining Telenor, Baksaas held finance-related positions in Aker AS, Stolt-Nielsen Seaway and Det norske Veritas. He is a board member of Svenska Handelsbanken AB. Baksaas is a graduate of the Norwegian School of Economics and Business Administration in Bergen and has additional qualifications from IMD in Lausanne, Switzerland. Mr Baksaas is a Norwegian citizen.

Kjeld Rimberg, age 61, is an independent consultant educated as a construction engineer from the Norwegian Institute of Technology (NTNU). He has previous work experience with research and administration as a board member at Kongsberggruppen, Statoil, Nathinaltheatret, Ascheoug, Falkengruppen, and as a former President & CEO for the Norwegian State Railway (NSB). Mr Rimberg is a Norwegian citizen.

Atle Tranøy, age 48, is chief union representative, elected to Aker's Board of Directors by Group employees. Tranøy has worked full-time as a union representative since 1987, initially at Aker Stord. Mr. Tranøy also heads the European Works Council at Aker. Mr. Tranøy is a Norwegian citizen.

Harald Magne Bjørnsen, age 58, is group union representative, elected to Aker's Board of Directors by Group employees. An employee of Aker Elektro since 1978, Bjørnsen became an Electrical & Instrumentation project leader in 1986. Bjørnsen is a certified ships engineer and electrical installer. Mr. Bjørnsen is a Norwegian citizen.

Bjarne Kristiansen, age 50, is group union representative at Aker Seafoods. He was elected to the Aker ASA Board of directors as an employee representative. Kristiansen has worked in the fishing industry since 1973. He has been the chief union representative at Aker Seafoods since 1990, and has served as group union representative since 1996. Mr. Kristiansen is a Norwegian citizen.

Stein Aamdal, age 58, is the chief union representative at Aker Verdal. He was elected to the Aker ASA Board of directors as an employee representative. Aamdal began working at Aker Verdal in 1974 as a section builder-fitter. In 1990, he was elected local union leader at Aker Verdal. Mr. Aamdal is a Norwegian citizen.

Remuneration to the board of directors

In accordance with the proposal from the nomination committee of Aker the annual general meeting approved the following the remuneration to the directors for 2004: the chairman: NOK 500,000, the deputy chairman: NOK 350,000, directors: NOK 300,000.

6.14.3 Group management

The table below sets out the name of the member of Aker's senior management, positions and current ownership of shares and rights to shares in Aker:

Name	Position	Address	Number of "A" Shares in Aker	Number of options in Aker
Leif-Arne Langøy	President and CEO	Brattvåg, Norway	31,000	0
Martinus Brandal	EVP	Zurich, Switzerland	0	0
Bengt A. Rem	CFO	Fjellhamar, Norway	0	0
Geir Arne Drangeid	EVP	Oslo, Norway	0	0

Leif-Arne Langøy, age 49, President and CEO, was appointed President & CEO of Aker RGI AS (now TRG Holding) in January 2003. He has previously served as President & CEO of the Aker Kværner Yards Group, and as a Managing Director for Aker Brattvaag. Mr. Langøy has been involved in the development of Norwegian and international shipping industry since 1988, and has been with the Aker Group since 1993. Mr. Langøy has an MBA degree from the Norwegian School of Economics.

Martinus Brandal, age 45, EVP, is in charge of operations, strategy and business development for Aker. Mr Brandal joined Aker RGI Holding as EVP on 1 July 2004. In the period from 1985 to 2004, Mr Brandal held various management positions in the ABB Group, inter alia as Group Senior Vice President at the headquarter in Zurich and Head of Business Area Process Automation. Mr Brandal holds a Bachelor of Science in Electrical Engineering from Oslo University College.

Bengt A. Rem, age 43, CFO, is a state authorised accountant and a Master of Business and Economics from the Norwegian School of Management. Mr Rem joined the Aker Group in 1995 where he has, among other things, held the position as CFO and Chief of Staff. Before joining Aker Group, Mr Rem has among other things worked with Arthur Andersen & Co. and Oslo Børs.

Geir Arne Drangeid, age 39, EVP and responsible for communication, investor relations and human resources, has a background from journalism. Mr. Drangeid joined the Company on 1 September 2004. Mr Drangeid has held various communications related positions since 1990, when he joined Norwegian Contractors, then a subsidiary of Aker. In 1996 he became head of group communications in Aker Maritime, and he has also been Group SVP Communications and Investor Relations in Aker Kværner.

Remuneration to the President and CEO of Aker

The President and CEO has a fixed annual salary of NOK 4.3 million and a bonus scheme dependent on achievement of defined short-term and long-term results. His pension benefits will amount to 70% of his annual salary up to 12G. The President and CEO has no other significant benefits.

6.14.4 Auditors

Aker's auditor is KPMG AS, independent public accountants, located at Sørkedalsveien 6, P.O.Box 7000 Majorstuen, N-0611 Oslo, Norway. KPMG AS is currently also the auditor of Kværner, Aker Kværner and TGR Holding.

6.14.5 Human resources

Employees

As at 30 June 2005, the Aker Group employed a total of approximately 41,000 people. Of the 41,000 employees, approximately 13,000 were employed in Norway and approximately 28,000 employed in the rest of the world.

Trade unions/employee relations

Membership of trade unions varies in accordance with business area, local practise and country. A number of Aker Group businesses have entered into collective bargaining agreements with trade unions either directly or as members of employer organisations. These agreements typically govern terms and conditions of employment and dispute procedures.

Aker has four employee representatives elected to the board of directors. The company does not have a corporate assembly.

Remuneration

Aker Group business units set levels of remuneration appropriate to the industry and region in which they operate consistent with market norms and their ability to fund salary increases. Salaries and wages are reviewed annually and the total of the increases is provided for in the operating business unit's financial budget.

Pension schemes

The different companies within the Aker Group generally operate retirement benefit arrangements in all territories where such arrangements would typically be found. Both defined benefit and defined contribution arrangements are provided. These arrangements are consistent with local practices and endeavour to cover all employees.

6.15 SHAREHOLDER MATTERS

6.15.1 Introduction

The following description includes certain information concerning Aker's share capital, shareholder structure and a summary of certain provisions of the articles of association and applicable Norwegian law. The summary does not purport to be complete and is qualified in its entirety by the articles of association and Norwegian law. The articles of association is included as Appendix VI and an unofficial translation is included as an appendix to the Merger Plan included as Appendix I.

Aker is a public limited liability company organised under the laws of Norway, including the Public Limited Companies Act. The company was incorporated on 13 February 2004 as a private limited liability company (AS) under the name Kværner Holding AS, but was converted to a public limited company (ASA) and renamed Aker ASA pursuant to a resolution in an extraordinary shareholders' meeting on 5 August 2004. The company's registration number in the Register of Business Enterprises is 886 581 432. The company's registered office and head office is at Fjordalléen 16, 0250 Oslo, Norway.

The company does not have a corporate assembly, but the employees are represented on the board of directors, see section 6.14.2 "Board of directors".

6.15.2 Existing share capital

Aker's current issued share capital is NOK 2,422,897,876 divided into 44,131,354 shares of class "A" and 42,400,713 shares of class "B", fully paid. Each share (both "A" Shares and "B" Shares) has a par value of NOK 28.

Each "A" Share carries one vote. The "B" Shares do not carry voting rights. Other than the voting rights, all shares in Aker carry equal and full rights in the company.

6.15.3 Development in share capital

The table below summarises the development in Akers's share capital from the time the company was incorporated up until the date of this Prospectus.

Date	Event	Total contribution (NOK)	Change in share capital (NOK)	Share capital after change (NOK)	No. of shares after change	Par value (NOK)
13.02.2004	Incorporation	100,000	100,000	100,000	100	1,000
18.05.2004	Cash contribution	1,459,589,000	500,000,000	500,100,000	500,100	1,000
01.07.2004	Share split	0	0	500,100,000	31,256,250	16
01.07.2004	Contribution in cash/kind	2,823,834,058	584,000,000	1,084,100,000	67,756,250	16
08.07.2004	Contribution in cash/kind	885,000,000	183,896,128	1,267,996,128	79,249,758	16
16.07.2004	Change of par value	0	0	1,267,996,128	45,285,576	28
16.07.2004	Contribution in kind	4,084,065,280	1,154,901,748	2,422,897,876	86,532,067	28
Allocated to "A" Shares*					44,131,354	28
Allocated to B-shares*					42,400,713	28

* *After completion of the merger between Aker and Aker RGI Holding AS in 2004, the company's articles of association were amended so that 42,400,713 of its shares were converted to "B" Shares with no voting rights (but with full rights with the exception of voting rights), and the remaining 44,131,354 shares were converted to "A" Shares with full voting rights (and with full rights in addition to the voting rights).*

As part of the proposed Merger, the board of directors of Aker has proposed an increase in the company's share capital in connection with the issuance of parts of the Consideration Shares, see section 3.6 "Share capital of Aker after the Merger and the proposed dividend".

6.15.4 Equity instruments

Aker has not issued any options or other forms of equity instruments other than shares. No form of financial instruments or debt instruments with conversion rights to shares have been issued which may lead to an increase in the share capital.

6.15.5 Authorisations of the board of directors

At an extraordinary shareholders' meeting in Aker on 27 July 2004, the board of directors was authorised to acquire own shares with an aggregate par value of up to NOK 240,000,000. The authorisation also includes the acquisition of agreed pledge over shares. The highest and lowest price that may be paid per share is NOK 500 and NOK 1, respectively. The board of directors is free to decide the procedure for the acquisition and disposal of own shares. The authorisation has duration of eighteen (18) months from the time of the extraordinary shareholders' meeting. The extraordinary shareholders' meeting has not given other instructions in respect of the board of directors 's utilisation of the authorisation. The board of directors 's authorisation to acquire own shares has not been used at the date of this Prospectus.

As of the date of this Prospectus, the board of directors has not been given any authorisations to increase the company's share capital or to issue convertible loans.

6.15.6 Shareholder structure and share price development

As of 5 September 2005, Aker had 18,425 registered holders of "A" Shares, of which approximately 450 are shareholders not resident in Norway (representing approximately 16% of the total number of outstanding "A" Shares).

The following table lists the 20 largest holders of "A" Shares based on the share register as on record with VPS at 5 September 2005:

Name	Number of "A" Shares	Per cent
TRG Holding AS	23,045,163	52.22*
Aker ASA	6,600,254	14.96**
RGI (Europe) B.V.	2,959,938	6.71**
JPMorgan Chase Bank (NOM)	607,550	1.38
Morgan Stanley & Co (NOM)	503,008	1.14
Røkke, Kjell Inge	393,906	0.89
Storebrand Livsforsikring AS	365,822	0.83
Enskilda Securities	347,800	0.79
Barclays Bank Plc.	311,215	0.71
UMOE Invest AS	297,500	0.67
Morgan Stanley & Co.	249,287	0.56
Bear Sterns Securities Corp. (NOM)	197,956	0.45
JPMorgan Securities Ltd.	180,450	0.41
Svenska Handelsbanken (NOM)	170,779	0.39
Ove Henning Dahl	150,000	0.34
Salingen Invest AS	140,000	0.32
Terra Norge	125,100	0.28
State Street Bank (NOM)	125,061	0.28
Dresdner Bank AG	125,000	0.28
Morgan Stanley & Co. (NOM)	116,800	0.26
Total 20 largest	37,012,589	83.87
Other	7,118,765	16.13
Total no. of "A" Shares	44,131,354	100

* A shareholder or consolidated group which owns shares representing more than 40 per cent of the votes in a listed company, and which has not made an offer for the purchase of the remaining shares in the company in accordance with the provisions concerning mandatory offers, is as a main rule obliged to make a mandatory offer in the case of each subsequent acquisition. However, there are exceptions from this rule, including for a shareholder or a consolidated group which, upon admission of the company to listing on a stock exchange, owns more than 40 per cent of the shares in the company. As a consequence of this exception, TRG Holding would not trigger a mandatory offer obligation if the company were to acquire additional shares in Aker.

** Treasury shares.

Kværner owns all of the "B" Shares.

Aker, directly and through its wholly owned subsidiary RGI (Europe) B.V., holds 21.7 % of the "A" Shares (equal to approximately 11 % of the total share capital). The cost price for the shares, which were received through a payment of dividend in kind from Kværner in September 2004, is NOK 61 per share

owned by Aker and USD 9.1 per share owned by RGI (Europe) B.V. Aker is not entitled to exercise voting rights for the "A" Shares the company, directly and indirectly, owns. According to chapter 9 of the Public Companies Act, Aker may hold these treasury shares in excess of the 10% threshold, but must sell or amortize the excess treasury shares as soon as possible and no later than within two years after the acquisition. The board of directors of Aker has proposed that the general meeting of Aker on 29 September 2005 shall resolve to distribute the shares owned by Aker to the shareholders of Kværner in connection with the Merger, see section 3.6 "Share capital of Aker after the Merger and the proposed dividend". Consequently (subject to limited numbers of "A" shares retained as a consequence of rounding) Aker will not hold any treasury shares upon completion of the Merger.

Aker's shares are listed on the Main List of Oslo Børs. The graph below show historical price and volume development in the "A" Shares as reported by Oslo Børs since the listing on 8 September 2005:


Aker - share price and volume development last 12 months
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6.15.7 Restrictions on transfer of shares

As the owner of fishing vessels engaged in regulated fisheries, Aker Seafoods is subject to the Norwegian Fisheries Participation Act of 1999. Under the Participation Act and regulations issued thereunder, approval by the fishery authorities (the Directorate of Fisheries or Ministry of Fisheries) is required in the event of a change of ownership in the company owning the vessels. The Participation Act also requires that Norwegian residents shall own no less than 60% of the company. In the event of a violation of this approval-requirement that is not rectified, Aker Seafoods would stand a risk of having its concessions suspended or withdrawn.

As indirect shareholders of Aker Seafoods, the requirements under the Participation Act will as a point of departure also apply to changes in the shareholdings in Aker and Kværner. However, the Norwegian Directorate of Fisheries has granted the Company a partial exemption from these requirements as far as share transfers in Aker and Kværner are concerned. Except from Aker's own shares, the partial exemption implies that transfers of shares in Aker or Kværner by any shareholder other than TRG Holding or Mr. Kjell Inge Røkke will not require approval under the Participation Act unless the aggregate direct and indirect ownership in Aker Seafoods held by Norwegian residents is reduced to below 60%. As a condition for this exemption, the Directorate has required that Aker Seafoods submit statement showing its direct and indirect shareholders to the Directorate on a quarterly basis.

The Merger will need to be approved by the fishery authorities because Kværner will no longer be an indirect shareholder in Aker Seafoods after completion of the Merger.

6.15.8 Majority shareholders

Kværner owns all of the non-voting "B" Shares.

TRG Holding and Mr. Kjell Inge Røkke own 67.8 % of the voting "A" Shares (adjusted for the "A" Shares held directly and indirectly by Aker). As a result, TRG Holding and Mr. Kjell Inge Røkke will have the ability to influence significantly the outcome of matters submitted for the vote of shareholders, including the election of members of the board of directors. See section 7.5.1 "Control by major shareholder".

TRG Holding and Mr. Kjell Inge Røkke have stated that as industrial investors in Aker, they will seek to contribute to continuously improve the operational performance and strategic positioning of the Aker Group, thereby securing a favourable development of the Aker Group as a market leader within its industries.

6.15.9 Shareholder policy

Dividend policy

Aker will strive to create value for shareholders in the form of dividends and increasing share value over time. The board of directors considers the amount of dividend (if any) to recommend for approval by the company's shareholders, on an annual basis, based upon earnings of the company for the year just ended, the financial situation for the company at the relevant point in time and applicable restrictions under the Aker Groups financing agreements. For the financial year ended 31 December 2004 Aker has not distributed dividend.

The "A" Shares and the "B" Shares will rank equal in respect of any dividends that may be declared and paid.

Investor relations

Aker endeavours to provide the shareholders, Oslo Børs and the investor market with timely and accurate information. Such information will take the form of annual reports, quarterly interim reports, press releases, stock exchange notifications and investor presentations, as applicable. The company's Director of Investor Relations is primarily responsible for relations with Oslo Børs, brokerage houses and investors in general.

6.15.10 Share register

The "A" Shares are registered in the VPS with securities number ISIN NO 001 023455.2. The "B" Shares are registered in the VPS with securities number ISIN NO 001 02361 1.0.

The VPS registrar is DnB NOR Bank ASA, Verdipapirservice, Stranden 21, 0021 Oslo.

6.16 THE AKER GROUP FINANCING ARRANGEMENTS

The principal financing arrangements of Aker are as follows:

Facility	Date	Maturity	Financial Covenants	Interest	Principal Amount	Payment Obligations
FRN Aker RGI Holding ASA Open Bond Issue 01/07 ISIN NO: 001-012491.0 Ticker: AKE16	30 Nov 01	05 March 07	Total Debt to Total Equity shall not exceed 0.8. Total Debt to exclude subordinated loans but to include guarantees for loans.	3 month NIBOR + margin of 1.75%	NOK 805 million	Interest to be paid at the end of each 3-month interest period. Principal amount to be repaid in full on maturity
FRN Aker ASA Open Senior	2 March 2005	2 March 2010	Ratio of Total Debt to Total Equity not to exceed 0.8.	3 month NIBOR + 375 basis	NOK 500 million	Interest to be paid at the end of each

Unsecured Bond Issue 2005/2010 ISIN NO 001 0254717 Ticker: AKER01			Total Debt to exclude subordinated loans but include guarantees for loans	points		3-month interest period. Principal amount to be repaid in full on maturity.
8.0 per cent Aker ASA Open Senior Unsecured Bond Issue 2005/2012 ISIN NO NO0010254725 Ticker: AKER02	2 March 2005	2 March 2012	Ratio of Total Debt to Total Equity not to exceed 0.8. Total Debt to exclude subordinated loans but include guarantees for loans	8% p.a.	NOK 500 million	Interest to be paid annually on 2 March each year. Principal amount to be repaid on maturity.
Deferred payment to Kværner	30 June 2005	28 February 2006, However, Kværner may require down payments within 2 or 5 banking days if the desired amount is below NOK 20,000,000 or exceeds NOK 20,000,000, respectively.		NIBOR plus a margin of 100 basis points p.a	NOK 981.5 million	

In addition, the above loan agreements, inter alia, contain customary covenants such as restrictions on disposals, mergers and acquisitions and certain other transactions. The loan referred to as AKE16 includes certain additional restrictions on payment of dividends. In connection with the dividend proposed to be distributed by Aker described in section 3.6 "Share capital of Aker after the Merger and the proposed dividend", a redemption offer will be presented to the bondholders of AKE16 pursuant to the loan agreement.

Aker has guaranteed for certain of its subsidiaries obligations. As of 30 June 2005 Aker had total outstanding guarantee obligations of approximately NOK 1,541 million of which NOK 1,152 million relates to loan obligations (incl. lease obligations). NOK 389 million is related to performance bonds, of which NOK 196 million is related to business within the Aker Kvaerner Group. Aker has an indemnity from Aker Kværner attached to these obligations.

6.17 FINANCIAL MARKET EXPOSURE

Forward exchange and foreign currency swap contracts are used to hedge foreign currency payment obligations, and to finance business assets outside of Norway. Foreign currency balance sheet items are also naturally hedged, to the extent that borrowing and lending in the same currency coincide.

Exposure to risk arising from foreign currency exchange rate fluctuations is identified and reduced through continuous monitoring and adjustment of the company's collective portfolio of loans and financial instruments. Such hedging is undertaken at two levels, Aker Group holding company level and Aker Group subsidiary level, where each subsidiary is responsible for hedging of their individual exposures.

Some Aker Group subsidiaries are exposed to risk associated with the value of their investment in subsidiaries, due to changes in market prices for raw materials and semi-processed goods, to the extent that such fluctuations result in changes to these companies' competitiveness and earnings potential over time. Exposure to risk arising from foreign currency exchanges rate fluctuations is identified and reduced through continuous monitoring and adjustment of the Aker Group subsidiaries portfolio of loans and financial instruments. Exchange risk related to investments in foreign currencies is hedged by modifications to the loan portfolio and/or via other financial instruments. Some Aker Group subsidiaries enter into ongoing hedging transactions related to individual subsidiaries sales in foreign currencies. Such hedging is done to reduce the exchange risk affecting sales contracts.

6.18 LEGAL AND OTHER MATTERS

6.18.1 General

In the course of their activities and transactions, the companies within the Aker Group are parties to legal proceedings before both administrative and civil courts and bodies. Some proceedings are of a nature considered normal within the respective companies' businesses, including contractual disputes relating to projects in various sectors and disputes with regulatory authorities. Provisions are made to cover the expected outcome of the ongoing proceedings to the extent that negative outcomes are likely and reliable estimates can be made. Evaluations are made on a regular basis whether additional provisions are appropriate based on how the proceedings develop. However, the final outcome of proceedings is subject to uncertainties and resulting liabilities may therefore exceed booked provisions.

Set out below is a summary of the contractual disputes, legal proceedings and other uncertainties, which may be regarded as the most significant. This is not an exhaustive description of all legal proceedings affecting the aforementioned businesses, nor does it represent an indication of proceedings they may face in the future. There can be no assurance regarding the outcome of any of the issues referred to below, or that the company will not face liability in excess of that anticipated.

6.18.2 Matters relating to the Aker Kvaerner Group

Valhall
In 2001, Aker Kværner's subsidiary Aker Stord AS entered into a contract with BP for the procurement and construction of a water injection platform on the Valhall-field in the North Sea. The contract had a value of approximately NOK 2,800 million. The installation of the jacket of the platform was delayed due to pile refusal, and rectification-work was necessary to complete the installation. The jacket was successfully installed in August 2003, water injection started in January 2004 and completion certificate issued. BP and Aker Kværner maintained a positive relationship during the process and are currently in discussions regarding the compensation for the extra work and financial consequences in relation to the delay of the project. Although there can be no assurance regarding the outcome, Aker Kværner currently does not anticipate that this matter will have a material negative impact on the results of operation.

Holborn
In 2000, Aker Kvaerner Netherlands B.V. and Holborn Europa Raffinererie GmbH entered into contracts for delivery of a Steam Reformer, refinery modifications and a unit for removal of sulphur and conversion of aromatics in refinery streams in order to produce ultra low sulphur and low aromatics diesel in accordance with the EU Fuel Directives. The projects had an aggregate value of approximately DEM 136 million.

Aker Kvaerner Netherlands B.V has launched legal proceedings against Holborn Europa Raffinererie GmbH claiming payment of outstanding invoices in the amount of approximately EUR 6 million and reimbursement of amounts drawn on bank guarantees in the amount of approximately EUR 7 million. Holborn Europa Raffinererie GmbH has rejected the claim and raised counter claims of approximately EUR 28 million based on alleged defects, delays and acts of gross negligence and/or misconduct in the execution of the project.

Aker Kvaerner Netherlands B.V has rejected the counter claims from Holborn Europa Raffinererie GmbH. Although there can be no assurance regarding the outcome, Aker Kværner currently does not anticipate that this matter will have a material negative impact on the group's financial condition or results of operation.

6.18.3 Matters relating to the Aker Yards Group

The Aker Yards Group is from time to time, as part of its ongoing business, subject to warranty claims of some significance. Currently, such claims include inter alia claims with respect to piping and water treatment plant for certain cruise vessels (Aker Ostsee) and azipod systems and reduction gears (Masa-Yards).

Furthermore, Aker Braila has been held liable for breach of an option to build 8 vessels for a Dutch owner. The amount of damages, if any, payable in respect thereof is pending subject to a final expert determination. The amount claimed is approximately EUR 11 million.

6.18.4 Matters relating to the former Aker RGI Group

Subsequent to Aker RGI Holding's forced redemption of Aker Maritime shareholders in 2002, approximately 530 former shareholders did not accept the per-share redemption price of NOK 72. Aker RGI Holding subsequently merged with Kværner Holding AS and became Aker. The dispute came before the court of first instance in December 2003, and a decision was rendered on 23 March 2004 with Oslo Tingrett (Municipal Court) setting the per-share redemption price at NOK 116, with 5,5 % p.a. interest on the first NOK 72 (the secured amount) and 9 % p.a. interest on the remaining NOK 44 (the unsecured amount). On 4 May 2004, Aker RGI Holding entered into a settlement agreement with former minority shareholders in Aker Maritime. The settlement agreement implied a full payment of the redemption sum plus interest in accordance with the court decision; amounting to NOK 134.96 per share calculated as of 13 May 2004. Former minority shareholders in Aker Maritime AS representing 36,646 shares have not accepted the settlement offer.

6.18.5 Aker Material Handling Group

Aker Material Handling (previously Dexion Group) has experienced financial difficulties, mainly as a result of a heavy debt burden, deficit in the UK pension scheme and declining markets, resulting in weak operating results. This has hampered the further development of the group by preventing otherwise favourable investments and to some extent also by forcing the company to downscale its operations.

The trustee of the UK Dexion Pension and Assurance Scheme has made a claim against the two wholly owned dormant subsidiaries Dexion Group (UK) Limited and Redirack (UK) Limited in an aggregate amount of GBP 30,404,000. Aker Material Handling Group has rejected these claims. However, Aker Material limited (formerly Dexion Group limited) has provided a guarantee for the fulfilment of Dexion Group (UK) Limited's obligations towards the scheme on winding-up, when such liability is finally determined, limited to GBP 1,000,000.

It is expected that the scheme will exhaust its option for support from public authorities in the UK, before proceeding with any action to enforce or compromise its respective claims against Aker Material Handling Group companies. Three UK group companies (Dexion International Limited, Dexion Europe Limited and Dexion Limited) have been in administrative receivership under UK law since 14 May 2003.

The Aker Material Handling Group has made several non-compete undertakings in connection with the different management buy-outs completed in 2003 and 2004.

6.18.6 U.S. tax review

Following a tax audit of one of Aker's fully owned U.S. subsidiaries Aker has been informed that U.S. tax authorities has decided to disregard certain transaction, which provided a fiscal deficit, undertaken in 2000. If the decision of the U.S. tax authorities becomes final it will result in an addition tax liability of approximately NOK 250 to NOK 300 million. Sufficient allocation to cover such amount was made in the consolidated financial account for 2nd quarter 2005.

7. RISK FACTORS

Readers of this Prospectus should carefully consider all of the information contained herein, and in particular the following factors, which may materially affect the New Aker Group's activities and investments as well as the value of the "A" Shares. This list is not exhaustive, and additional risks may affect the New Aker Group and the "A" Shares". The actual results of the Aker Group could differ materially from those anticipated in the forward looking statements as a result of many factors, including the risks described below and elsewhere in this Prospectus.

By virtue of their size, the value of Aker's holdings in Aker Kværner, Aker Yards, Aker Seafoods, Aker American Shipping and Aker Material Handling will have a substantial impact on the value of the "A" Shares. Shareholders in Aker will therefore be exposed to and affected by risks affecting the Aker Kvaerner Group, the Aker Yards Group, the Aker Seafoods Group, the Aker American Shipping Group and or the Aker Material Handling Group. Aker Kværner and Aker Yards, Aker Seafoods and Aker American Shipping have in their listing prospectuses dated 19 March 2004, 27 May 2004, 28 April 2005 and 8 July 2005 respectively, described certain factors that could materially affect those groups' activities. Further, each of these companies comment on relevant risk factors in their financial reporting.

7.1 RISK FACTORS RELATING TO IMPLEMENTATION OF THE MERGER

7.1.1 Approval of the merger

Under the Public Limited Companies Act the Merger Plan must be approved by the general meetings of Kværner, Aker Maritime Finance and Aker. Such approval requires the same majority as for a change in the Articles of Association, i.e. the support of at least two-thirds of both the votes and the share capital represented at each of the general meetings. Without such approval the Merger will not be capable of implementation.

7.1.2 Consent from third parties

The Merger is conditional upon receiving necessary consents from certain third parties in a form satisfactory to Kværner, Aker Maritime Finance and Aker. The Parties will review their respective contractual obligations to clarify where consent is necessary. The Parties feel confident that they will be able to obtain such consents within the relevant time period.

7.2 FINANCIAL RISKS

7.2.1 Future earnings at holding company level

Future earnings for Aker will depend on the ability of the operating subsidiaries to make distributions through dividends or group contributions. This capacity will depend on cash flow generated from operations, the ability of the subsidiaries to serve indebtedness and the terms and conditions of potentially restricting loan agreements.

7.2.2 Ability to satisfy future liquidity requirements and to finance future operations

Although the Aker Group is considered to be satisfactory capitalised, activities in some of the operating subsidiaries of Aker are highly capital intensive, and successful operation of the Aker Group will require refinancing or increase of indebtedness from time to time. The ability of Aker and its subsidiaries to raise or renew necessary debt or equity capital on acceptable terms to sustain operation or to support growth in the future cannot be guaranteed. Risks associated with successful capital raising is dependent on both the operational development of Aker and its subsidiaries, and the general market conditions in the Norwegian and international capital markets.

7.3 BUSINESS OPERATIONS RISKS

7.3.1 Operational risk in subsidiaries

Entities within the Aker Group are involved in a number of industries, most notably oil and gas, engineering and process, shipbuilding, shipping and fishing. Activities in these industries are capital intensive and affected by cyclical variations. Operational and financial risks are related to the extent to which the operating subsidiaries are able to adjust activity to changing market conditions and the ability of the subsidiaries to service indebtedness through interest payments and instalments. Risk is also related

to the extent to which the operating subsidiaries are able to comply with covenants set out in their various loan agreements.

7.3.2 Regulatory environment

The various entities in the New Aker Group are subject to numerous national and supra-national environmental, health and safety laws, pension legislation, regulations, treaties and conventions. The amendment or modification of existing regulations or the adoption of new regulations curtailing or further regulating the activities of the business of the New Aker Group, may adversely affect the operating results or financial condition of the New Aker Group.

7.3.3 Risks related to various legacy issues and legal disputes

Certain of the businesses within the New Aker Group are subject to legal proceedings and other uncertainties. Those regarded most significant, as of the date of this Prospectus, are described in section 5.6 "Guarantees, legal and other matters" and 6.18 "Legal and other matters". The outcome of these and other proceedings and uncertainties are subject to uncertainties and may result in liabilities in excess of booked provisions.

7.4 RISKS RELATED TO PREVIOUS TRANSACTIONS

During the last years, both Kværner and various entities in the Aker Group have been parties to a substantial number of transactions, such as disposals, acquisitions, refinancing, mergers, share capital increases and distributions. Although it is believed that all transactions have been for sound business reasons, for fair value and on market terms, no assurance can be given that no Aker Group or Kværner Group entity will be subject to any claims or liabilities, including any successor liability arising from such transactions, whether from contractual counter parties, other private entities or public authorities (included, but not limited to, tax-, pension-, stock exchange- or securities authorities).

7.5 RISKS RELATED TO THE SHARES

7.5.1 Control by major shareholder

Mr. Kjell Inge Røkke directly and indirectly controls 67.8 % of the votes in Aker (adjusted for the own "A" Shares held directly and indirectly by Aker). As a result of this, Mr. Kjell Inge Røkke will have the ability to significantly influence the outcome of matters submitted for the vote of shareholders of Aker, including the election of members of the board of directors. The commercial goals of Mr. Kjell Inge Røkke as a shareholder, and those of Aker, may not always remain aligned.

Certain of the "A" Shares and Kværner shares held indirectly by Mr. Kjell Inge Røkke have been pledged as security for TRG Holding's obligations in relation to its compulsory acquisition of the remaining shares in Aker RGI Holding. If a large number of "A" Shares in Aker owned directly or indirectly by Mr. Kjell Inge Røkke were to be offered for sale or sold, or there is a perception in the market that such sales could occur, the trading price of the shares in Aker could decline, or even be suspended. Such sales could also make it more difficult for Aker to offer equity securities in the future at a time and at a price that are deemed appropriate. Mr. Kjell Inge Røkke has informed that the dividend to be distributed by Aker described above in section 3.6 "Share capital of Aker after the Merger and the proposed dividend" will be used to settle such secured debt relating to TRG Holding's earlier compulsory acquisition of the remaining shares in Aker RGI Holding.

7.5.2 Volatility of share price

The trading price of the "A" Shares could fluctuate significantly in response to quarterly variations in operating results, adverse business developments, interest rate changes, changes in financial estimates by securities analysts, matters announced in respect of major customers or competitors or changes to the regulatory environment in which the Aker Group operates. Further, the market price of the "A" Shares could decline due to sales of a large number of "A" hares in the market or the perception that such sales could occur. Such sales could also make it more difficult for Aker to offer equity securities in the future at a time and at a price that are deemed appropriate.

8. LEGAL MATTERS RELATING TO THE MERGER

8.1 COMPANY LAW MATTERS

It is proposed that Aker Maritime Finance and Kværner merge in accordance with section 13-2 (2) of the Public Limited Companies Act with Aker Maritime Finance as the acquiring company. Kværner will, as the acquired company, transfer its assets, rights and liabilities in their entirety to Aker Maritime Finance against the shareholders in Kværner receiving the merger consideration in the form of "A" Shares. Kværner will be dissolved upon completion of the Merger.

The board of directors of Aker Maritime Finance, Kværner and Aker have prepared the joint Merger Plan. The final decision by the companies on the merger will be taken through the general meetings of Aker Maritime Finance, Kværner and Aker approving the Merger Plan. An Extraordinary General Meeting has been called for each of the companies on 29 September 2005 to consider the Merger Plan. The general meeting's approval of the Merger Plan requires the same majority as for a change in the Articles of Association, i.e. the support of at least two-thirds of both the votes cast and of the share capital represented at the respective general meetings.

After the Merger Plan has been approved by the general meetings the resolution will be notified to the Register of Business Enterprises, which will publish the resolutions on its website. Any creditor objections to the Merger must be notified to the companies within two months of announcement. When (i) the deadline for creditors to raise objections to the Merger has expired, (ii) any matters on which creditors have raised objections have been clarified, and (iii) the remaining conditions for implementation of the merger specified in the Merger Plan have been fulfilled, the Merger will be implemented for company law purposes through registration of its implementation with the Register of Business Enterprises. From this date Kværner will be dissolved, Aker's amended Articles of Association will come into force and the shareholders of Kværner will receive "A" Shares as merger consideration.

The "A" Shares issued by Aker to Kværner's shareholders as merger consideration will be registered in VPS. The consideration shares will have the right to dividends from and including the financial year 2004 and will otherwise have the same rights as existing "A" Shares from the Implementation Date.

8.2 RELEVANCE OF THE MERGER FOR THE EMPLOYEES

The rights of employees in Kværner will be continued after implementation of the merger in accordance with the Working Environment Act and other relevant legislation, as well as existing agreements. Aker Maritime Finance does not have any employees.

The employees were made aware of the Merger Plan immediately after it was approved by the boards of Aker Maritime Finance and Kværner. The Merger Plan and appendices and the boards of directors' reports have been made available within the Aker Group and the Kværner Group through the groups' intranet. The employees have been told how they can familiarise themselves with these documents.

8.3 REGULATORY APPROVALS

As described in section 6.15.7 "Restrictions on transfer of shares", certain share transfers in Aker will be subject to approval pursuant to Norwegian fisheries regulations. The Merger will need to be approved by the fishery authorities because Kværner will no longer be an indirect shareholder in Aker Seafoods after completion of the Merger. Such approval will be applied for, and the parties are confident that approval will be obtained, although no assurance can be given.

8.4 TAX AND DUTY MATTERS

8.4.1 Introduction

The following is a summary of certain Norwegian tax considerations relevant to the Merger and subsequent ownership and disposition of shares by holders that are residents of Norway for purposes of Norwegian taxation ("resident shareholder") and holders that are not residents of Norway for such purposes ("non-resident shareholder"). The summary is based on applicable Norwegian laws, rules and regulations as in force as of the date of this Prospectus. Such laws, rules and regulations are subject to

change, possibly on a retroactive basis. The summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the shareholders and does not address foreign tax laws. Each shareholder should consult his or her own tax advisor to determine the particular tax consequences for him or her and the applicability and effect of any Norwegian or foreign tax laws and possible changes in such laws.

8.4.2 The tax consequences of the Merger for the involved companies

The Merger will be implemented through Kværner transferring all of its assets, rights and liabilities to Aker Maritime Finance against the shareholders in Kværner receiving "A" Shares in Aker as merger consideration. In order to compensate for any fractional shares, cash payment will be made for such fractional shares.

The Merger will be implemented in accordance with section 13 of the Public Limited Companies Act and the provisions on tax-free mergers under section 11 of the Tax Act. As a result, the Merger will be tax-free for the companies and the acquisition date and opening tax value of the assets and other tax positions in Kværner will be continued in the acquiring company, Aker Maritime Finance.

The "A" Shares to be issued as merger consideration will be paid by using a receivable issued by Aker Maritime Finance to Aker, which is equivalent to the equity accruing to Aker Maritime Finance in the Merger. The tax basis of the receivable will correspond to the net tax basis of assets transferred in the Merger. The repayment, or another form of realisation, of said receivable will have tax implications for both Aker and Aker Maritime Finance, but these implications may be neutralized by way of group contributions.

Kværner's taxable result in the year of Merger will be included in the taxable result of Aker Maritime Finance this year.

The Merger will not give rise to value added tax or stamp duty.

8.4.3 The tax consequences of the Merger for shareholders

The Merger will not have any immediate tax consequences for the shareholder in Aker Maritime Finance.

For resident corporate shareholders in Kværner the Merger will not have any tax implications.

For resident individual shareholders in Kværner the exchange of shares in Kværner into "A" Shares will not trigger any immediate taxes (except for the cash payment to compensate for any fractional shares, which will be subject to taxation). The tax basis (including RISK-amounts) of the shares in Kværner will be transferred to the Consideration Shares.

The Consideration Shares will for tax purposes be regarded as acquired at the time the corresponding shares in Kværner were acquired.

Non-resident shareholders will not be levied tax in Norway as a consequence of the Merger. The shareholder should consult with its tax advisor to determine any non-Norwegian tax consequences of the Merger.

8.4.4 Shareholder's taxable position after the Merger has entered into force

Taxation on dividends

Resident shareholders
Resident *corporate shareholders* (i.e. limited liability companies and similar entities) are not subject to Norwegian tax on dividends received on shares in companies resident within the European Economic Area ("EEA").

Dividends distributed to resident *individual shareholders* are under current tax rules taxable as ordinary income at a flat rate of 28 %. Resident individual shareholders are, however, entitled to a tax credit under the Norwegian imputation tax system. The tax credit corresponds with the tax payable by the shareholder

on the dividends. This implies that resident individual shareholders are effectively exempted from tax on dividend distributions from Norwegian companies.

As from the 2006 income year, the imputation system is abolished and the so-called Shareholder Model is introduced. According to the Shareholder Model, resident individual shareholder's income from shares (dividends and capital gains) is taxable as ordinary income a flat rate of 28 % to the extent such income exceeds a tax-free allowance. The tax-free allowance shall be computed on the basis of the acquisition cost of the relevant share (adjusted for RISK-amounts until the new provisions enter into force) multiplied by a risk-free interest. The risk-free interest rate shall be based on the effective interest rate on government bonds of five year's maturity. Any unused allowance may be carried forward and set off against future dividend distributions or against gains on the realisation of the shares.

Non-resident shareholders
Dividends paid to non-resident *corporate shareholders* are subject to Norwegian withholding tax at a rate of 25 % unless the recipient qualifies for a reduced rate according to specific regulations.

Corporate shareholders *resident within the EEA* are not subject to Norwegian withholding tax.

Corporate shareholders who are tax *resident outside the EEA* are subject to withholding tax at a rate of 25 % unless a lower rate has been agreed in an applicable tax treaty. Norway has entered into tax treaties with a number of countries and withholding tax is normally set at 15 % under these treaties. The shareholders home country will normally give credit for the Norwegian withholding tax imposed on the dividend.

Dividends paid to non-resident *individual shareholders* are subject to Norwegian withholding tax at a rate of 25 % unless the recipient qualifies for a reduced rate according to specific regulations.

Dividends paid to non-resident individual shareholders *resident within the EEA* will not be subject to Norwegian withholding tax for the 2005 income year. After 1 January 2006, withholding tax on dividend payments to individual shareholders resident within the EEA will be subject to withholding tax at the applicable tax treaty rate. However, such shareholder may choose to have dividends subject to the general withholding tax of 25 % and seek refund for an allowance calculated according to the same principles as will apply for calculating the tax on dividend payments to resident individual shareholders. However, each shareholder must apply individually to the tax authorities for a refund of an amount corresponding to the calculated allowance.

Individual shareholders who are tax *resident outside the EEA* are subject to withholding tax at a rate of 25 % unless a lower rate has been agreed in an applicable tax treaty. Norway has entered into tax treaties with a number of countries and withholding tax is normally set at 15 % under these treaties. The shareholders home country will normally give credit for the Norwegian withholding tax imposed on the dividend.

In accordance with the present administrative system in Norway, a distributing company will generally deduct withholding tax at the applicable reduced rate when dividends are paid directly to an eligible non-resident shareholder, based on information registered with the VPS as to the tax residence of the non-resident shareholder. Nominee registered shares will be subject to withholding tax of 25 % unless the nominee has obtained approval from the Central Office – Foreign Tax Affairs (in Norwegian: Sentralskattekontoret for utenlandssaker), for the dividend to be subject to a lower withholding tax rate. To obtain such approval the nominee is committed to file a summary to the tax authority including all beneficial owners that are subject to lower withholding tax.

Non-resident shareholders should consult their own advisers regarding the availability of treaty benefits in respect of dividend payments, including the ability to effectively claim refunds of over-withheld amounts. Non-resident shareholders that have suffered a higher withholding tax than set out by an applicable tax treaty may apply to the Norwegian tax authorities for a refund of the excess withholding tax deducted.

Net wealth tax
Corporate resident shareholders are exempted from net wealth tax. For individual resident shareholders, the shares will form part of the capital and be subject to net wealth tax. The current marginal wealth tax rate is 1.1 per cent of taxable values.

Listed shares are valued at 65 % of their market value at 1 January in the assessment year.

Non-resident shareholders are not liable to pay net wealth tax in Norway on holdings of shares in Norwegian companies unless the shareholder is an individual and the shares are effectively connected with a business which the shareholder carries out in Norway.

Taxation on capital gains on disposal of shares
Resident shareholders
Resident *corporate shareholders* are not subject to tax on capital gains derived from realisation of shares in companies resident within the EEA, while losses suffered from such realisations are not tax deductible. Costs incurred in connection with the purchase and sale of such shares are not tax deductible.

Resident *individual shareholders* are taxable in Norway for capital gains on the realisation of shares, and have a corresponding right to deduct losses. This applies irrespective of how long the shares have been owned by the individual shareholder and irrespective of how many shares that are realised. Gains are taxable as ordinary income in the year of realisation, and losses can be deducted from ordinary income in the year of realisation. The current tax rate for ordinary income is 28 %.

Under current tax rules, gain or loss is calculated per share, as the difference between the consideration received and the tax base of the share. The tax base of each share is based on the individual shareholder's purchase price for the share, with subsequent adjustments corresponding to the retained after tax profit of the company ("RISK-adjustments"). The RISK-adjustments takes into account the tax paid on retained profits during the ownership period. The opening value of the share is to be adjusted according to changes in the company's retained earnings during the ownership period. The RISK-adjustment only takes place as per 1 January at the end of the tax year.

If a resident individual shareholder disposes of shares acquired at different times, the shares that were first acquired will be deemed as first sold (the "FIFO"-principle) upon calculating taxable gain or loss. Costs incurred in connection with the purchase and sale of shares may be deducted in the year of sale.

As from the 2006 income year, the RISK method is abolished, and the Shareholder Model is introduced, see above under the section "Taxation on dividends". Taxable gain or loss will be equal to the sales price minus the acquisition cost of the share (adjusted for RISK-amounts until the new provisions enter into force). Any unused allowance may be set off against gains on the realisation of shares, but may not lead to or increase a deductible loss.

Non-resident shareholders
Gains form the realisation of shares by a non-resident *corporate shareholder* will, according to Norwegian tax legislation, not be subject to taxation in Norway.

For a non-resident *individual shareholder* a tax liability in Norway may arise if (i) the shares were effectively connected with a business carried out by the shareholder in Norway or (ii) the shareholder is an individual who has been a resident of Norway for tax purposes within the five calendar years preceding the year of the sale or disposition. However, such taxation may be limited pursuant to an applicable tax treaty.

Inheritance and gift tax
Transfer of the shares by inheritance or gift may involve a liability to pay inheritance or gift tax to Norway. This may be the case if the shareholder is resident in Norway or is a Norwegian citizen on death or when the gift is made. The same may be the case when shares are effectively connected with a business carried out in Norway. In the case of listed shares, the basis for the tax calculation is the market value of the shares.

Duties on the transfer of shares

There are no duties or taxes apart from those described above in connection with the disposal of shares in Norwegian companies.

9. NORSK SAMMENDRAG

Dette sammendrag inneholder en sammenfattende beskrivelse av Fusjonen og informasjon om Aker-konsernet, Kværner-konsernet og det Nye Aker-konsernet. Dette sammendrag inneholder ikke all informasjon som er av viktighet for Akers og Kværners aksjeeiere. Leserne bør foreta en grundig gjennomlesning av hele Prospektet, herunder avsnitt 7, "Risikofaktorer", av Fusjonsplanen, samt av regnskapene og relaterte noter og oppstillinger i dette Prospektet.

Ved eventuell motstrid mellom dette sammendraget og den engelske teksten i Prospektet, skal den engelske teksten i Prospektet legges til grunn.

9.1 FUSJONEN OG DET FORESLÅTTE UTBYTTET

Kværner og Aker kunngjorde 18. august 2005 at de var enige om å påbegynne fremforhandling av en mulig Fusjon, hvorved Kværner ville bli innfusjonert i Aker-konsernet. 26. august 2005 inngikk de respektive styrene Fusjonsplanen, og Akers styre godkjente Fusjonsplanen hva angår utdelingen av fusjonsvederlaget. En engelsk oversettelse av Fusjonsplanen medfølger som Vedlegg I til Prospektet.

Fusjonen vil forenkle eierstrukturen ved at nåværende krysseierskap elimineres. Integrasjonen vil også medføre en kostnadsreduksjon gjennom at man kun har ett morselskap. Fusjonen er siste skritt for å sluttføre tiltakene i Kværner som ble skissert første gang i juli 2004.

Aker Maritime Finance vil være det overtakende selskap i Fusjonen. Kværner vil overføre samtlige av sine eiendeler, rettigheter og forpliktelser til Aker Maritime Finance. Fusjonsvederlaget til Kværners aksjeeiere består av A-aksjer i Aker. Som godtgjørelse for fusjonsvederlaget vil Aker få en fordring på Aker Maritime Finance, som tilsvarer den egenkapital som tilføres Aker Maritime Finance, og som beløper seg til NOK 6.275.391.956.

Illustrasjon av Fusjonens struktur:


Kværners aksjeeiere
Vederlag i form av inntil 37.803.566 A-aksjer
Kværner
Aker
Fusjon
Fordring til Aker NOK 6.275.391.956
Aker Maritime Finance

Totalt antall utstedte aksjer i Aker er 86.532.067, fordelt på 44.131.354 A-aksjer og 42.400.713 B-aksjer. Som fusjonsvederlag vil Kværners aksjeeiere motta 1,0935 A-aksjer i Aker for hver Kværner-aksje. Det vil ikke bli utdelt brøkdeler av A-aksjer, og disse vil i stedet bli gjort opp i kontanter. Det vil ikke bli utdelt noe fusjonsvederlag hva angår de aksjene i Kværner som eies av Aker Maritime Finance. Det samlede fusjonsvederlaget vil bestå av inntil 37.803.566 A-aksjer i Aker, hvorav inntil 9.560.192 A-aksjer er eiet av Aker og 28.243.374 nye A-aksjer vil bli utstedt.

Vedtakelse av Fusjonen vil etter planen finne sted på ekstraordinære generalforsamlinger i Aker Maritime Finance og Kværner den 29. september 2005. Det vil også bli avholdt en ekstraordinær generalforsamling i Aker 29. september 2005 for å godkjenne utstedelsen av Vederlagsaksjene.

Fusjonen vil tre i kraft når kreditorfristen er utløpt, de resterende vilkår for gjennomføring av Fusjonen er oppfylt og Fusjonen er registrert gjennomført i Foretaksregisteret, hvilket antas å inntreffe 1. desember 2005. Vederlagsaksjene vil bli tildelt dem som er aksjeeiere i Kværner per vedkommende dato.

Bytteforholdet er fastsatt på grunnlag av aksjekursen for Aker-aksjen og Kværner-aksjen i en periode på 10 handledager med start 11. august 2005, hvorav 5 handledager var før og 5 handledager var etter den dato da det ble kunngjort at man hadde til hensikt å iverksette forhandlinger om en fusjon.

Fusjonen skal gjennomføres med skattemessig kontinuitet for aksjeeiere i Kværner som er skattemessig bosatt i Norge. Skattemessige konsekvenser for personer som er skattemessig bosatt i andre land enn Norge kan variere. Ytterligere informasjon om de skattemessige konsekvenser av Fusjonen er å finne i avsnitt 8.4, "Tax and duty matters".

Styret i Aker har foreslått å utdele et utbytte på totalt NOK 1.606.856.174, tilsvarende NOK 14 per Aker-aksje. Utdelingen er betinget av at Fusjonen gjennomføres. Utbyttet vil også bli utdelt på Vederlagsaksjene som utstedes i forbindelse med Fusjonen. Aker Maritime Finance vil motta sin andel av utbytteutdelingen på sine B-aksjer i form av en reduksjon av fordringen som vil oppstå på grunnlag av Fusjonen.

Nedenstående tidsskjema er indikativt. Ytterligere informasjon om gjennomføringen av Fusjonen vil bli gitt i form av børsmeldinger og pressemeldinger fra selskapene. Det er nødvendig å understreke at tidsskjemaet vil kunne bli endret.

- 29. september 2005	Fusjonsplanen behandles på ekstraordinær generalforsamling i Aker Maritime Finance.
- 29. september 2005	Fusjonsplanen behandles på ekstraordinær generalforsamling i Kværner.
- 29. september 2005	Utstedelse av Vederlagsaksjene behandles på ekstraordinær generalforsamling i Aker.
- Ca. 29. september 2005	Fusjonsvedtakene meldes til Foretaksregisteret.
- Ca. 30. september 2005	Kreditorfristen begynner å løpe.
- Ca. 30. november 2005	Kreditorenes frist for å fremsette innvendinger vedrørende Fusjonen utløper.
- Ca. 1. desember 2005	Implementeringsdato og siste dag for omsetning av Kværner-aksjene på Oslo Børs.
- Ca. 8. desember 2005	Levering, til de som var aksjeeiere i Kværner per Implementeringsdatoen, i form av levering av Vederlagsaksjer og kontantutbetaling som kompensasjon for brøkdeler av Vederlagsaksjer (om noen).
- Ca. 8. desember 2005	Datoen som avgjør hvilke aksjeeiere som har rett til utbytte fra Aker.
- Ca. 23. desember 2005	Oppgjør av utbytte fra Aker.

9.2 PROFORMA REGNSKAPSINFORMASJON FOR DET NYE AKER-KONSERNET

Nedenstående tall er hentet fra proforma-regnskapene utarbeidet for det Nye Aker-konsernet i forbindelse med Fusjonen.

Beløp i NOK millioner	H1 2005	H1 2004	Året 2004
Driftsinntekter	28 832	24 747	51 692
Driftsresultat før avskrivning og amortisering (EBITDA)	1 334	1 114	2 372
Driftsresultat før amortisering	935	706	1 566
Resultat før finansposter	930	679	1 531

Resultat før skatt og spesielle poster	665	271	639
Resultat før skatt	665	135	408
Resultat etter skatt	131	4	(88)
Anleggsmidler	18 091	17 724	17 678
Omløpsmidler	28 388	26 324	24 072
Eiendeler	46 481	44 047	41 750
Egenkapital inkl. minoritetsinteresser	13 000	11 922	10 937
Langsiktig gjeld	13 019	13 264	12 956
Kortsiktig gjeld	20 462	18 862	17 858
Gjeld	33 481	32 125	30 813
Egenkapital og gjeld	46 481	44 047	41 750
Nøkkeltall IFRS			
EBITDA-margin (%)	4,6	4,5	4,6
Resultat per aksje (NOK)	(2,21)	(0,76)	(4,70)
Netto rentebærende gjeld (-) eksklusiv ansvarlig gjeld	(1 033)	(2 324)	900
Egenkapitalgrad (%)	28,0	27,1	26,2

9.3 KVÆRNER-KONSERNET

Kværner er et norsk allmennaksjeselskap med forretningsadresse i Oslo. Selskapets organisasjonsnummer er 918 883 908. Aksjene er registrert i VPS under ISIN NO 000 468 4408, og er notert på Oslo Børs med tickerkode "KVI".

Kværner-konsernet har gjennomgått en betydelig restrukturering gjennom de senere år, hovedsakelig på grunn av finansielle vanskeligheter som skriver seg fra dets oppkjøp av Trafalgar House-konsernet i 1996, som viste seg å innebære en finansiell overbelastning av Kværner-konsernet. Kværners viktigste investeringer er aksjeposten på 49% i form av B-aksjene i Aker og dets eierandel på 20 prosent i Sea Launch. Sea Launch er et konsortium dannet for å konstruere og foreta oppskytinger av kommersielle satellitter fra en sjøbasert plattform. Konsortiumpartnerne i Sea Launch er The Boeing Company (40 prosents eierandel), Energia, et russisk selskap (25 prosents eierandel), Kværner (20 prosents eierandel), samt Yuzhnoye og Yuzhmash, to ukrainske selskaper (felles 15 prosents eierandel).

9.4 AKER-KONSERNET

Aker ble stiftet 13. februar 2004, har vært notert på Oslo Børs siden 8. september 2004, og er holdingselskapet i et industrikonsern som omfatter de viktigste tidligere virksomheter og aksjeposter innen Aker RGI-konsernet og Kværner-konsernet. Aker-konsernet innbefatter flere selskaper som innehar en ledende stilling innen sine respektive bransjer og virksomhetsområder.

9.4.1 Aker Kværner

Aker Kværner-konsernet er en av verdens ledende leverandører av tjenester knyttet til design og bygging av store og små industrianlegg både på land og offshore. Kontrakter for vedlikehold, modifisering og drift av slike anlegg representerer et viktig og voksende aktivitetsområde. Konsernet leverer også avanserte og spesialiserte teknologiske produkter. Aker Kværner hadde en samlet årlig proforma-omsetning på ca. NOK 35.553 millioner i 2004, og har omlag 22.000 ansatte i mer enn 30 land. Aker Kværner er notert på Oslo Børs. Aker eier ca. 50,01 % av aksjene i Aker Kværner.

9.4.2 Aker Yards

Aker Yards-konsernet er et multinasjonalt skipsverftkonsern med 13 verft. Aker Yards er blant Europas største, og blant verdens fem største, skipsbyggingskonsern. Produktutvalget innbefatter offshore servicefartøy, cruiseskip og ferger, handelsfartøy og andre spesialfartøy. Aker Yards hadde en samlet årlig proforma-omsetning på ca. NOK 12.514 millioner i 2004, og har omlag 13.000 ansatte. Aker Yards er notert på Oslo Børs. Aker eier ca. 55,6 % av aksjene i Aker Yards.

9.4.3 Aker Seafoods

Aker Seafoods er et betydelig sjømatselskap som baserer sin virksomhet på høsting, foredling og salg av hvitfisk. Aker Seafoods er Norges største hvitfiskprodusent. Aker Seafoods-konsernet er en ledende eksportør av fiskeprodukter, og blant de største arbeidsgiverne innen norsk fiskerinæring. Virksomheten i Danmark omfatter fem foredlingsanlegg og seks fiskemottak. Aker Seafoods hadde en samlet proforma-omsetning på ca. NOK 2,5 milliarder i 2004, og har omlag 1,350 ansatte. Aker Seafoods er notert på Oslo Børs. Ake eier ca 66,7 % av aksjene i Aker Seafoods. Videre har Aker, gjennom et heleid datterselskap, utstedt obligasjoner som kan konverteres til inntil 7.250.000 Aker Seafoods-aksjer.

9.4.4 Aker Material Handling

Aker Material Handling-konsernet (tidligere Dexion Group) produserer og selger ulike løsninger for arkivering, lagring, lager og logistikk. Konsernet har fire fabrikker, og har salgskontorer i de fleste europeiske land, samt en tilstedeværelse i andre markeder gjennom distributører eller eksportvirksomhet. Konsernet hadde en samlet omsetning på ca. NOK 1.298 millioner i 2004, og omlag 700 ansatte. Aker eier 100 % av morselskapet i Aker Material Handling-konsernet.

9.4.5 Aker American Shipping

Aker American Shipping-konsernet vil bygge, eie og bortfrakte, på bareboat-basis, skip til amerikanske skipsoperatører i overensstemmelse med den amerikanske kystvaktlovgivningen (Jones Act). Skipene vil bli bygget ved Kvaerner Philadelphia Shipyard i Philadelphia, USA. Konsernet har i overkant av 600 ansatte, innbefattet tjenester som er outsourcet, hovedsakelig ved skipsverftet i Philadelphia. Aker American Shipping er notert på Oslo Børs. Aker eier ca. 53,2 % av aksjene i Aker American Shipping.

9.4.6 Aker Capital

Aker Capitals målsetning er å utvikle og forvalte sin nåværende selskapsportefølje, samt å utvikle nye kjernevirksomheter og investeringsmuligheter relatert til aktiviteter innen Aker-konsernet. Aker Capital eier i øyeblikket Aker Asset Management, en eierandel på 60 % i Aker Invest (et investeringsselskap med eierinteresser i blant annet Atlas Stord, NorSea Group, American Champion, Supply Invest, Midsund Bruk, samt en rekke fartøysinvesteringer) og 39,89 % av Bjørge ASA.

9.4.7 Kværner

Aker-konsernet eier 21,7 % av aksjene i Kværner.

9.4.8 Andre investeringer og eiendeler

Andre investeringer og eiendeler som tilhører Aker-konsernet inkluderer:

- Aker Seafoods Corp.
- Molde Fotballklubb
- Aker Mekaniske Verksted

9.5 RISIKOFAKTORER

Lesere av dette Prospektet bør grundig vurdere all den informasjon dette inneholder, og i særdeleshet risikofaktorene, som kan ha vesentlig innvirkning på det Nye Aker-konsernets virksomhet og investeringer, samt på verdien av A-aksjene. En liste over risikofaktorer er inntatt i avsnitt 7 "Risk factors". Listen er ikke uttømmende, og ytterligere risikoer kan ha innvirkning på det Nye Aker-konsernet og A-aksjene. Aker-konsernets faktiske resultater vil kunne avvike vesentlig fra det som forventes i uttalelser om fremtidige forhold, som følge av en rekke faktorer, herunder risikoene beskrevet i avsnitt 7 "Risk factors" og andre steder i dette Prospektet.

I kraft av sine størrelser vil verdien av Akers eierinteresser i Aker Kværner, Aker Yards, Aker Seafoods, Aker Material Handling og Aker American Shipping ha en vesentlig innvirkning på verdien av A-aksjene. Akers aksjeeiere vil derfor være eksponert for, og påvirket av, risikoer som påvirker disse konsernene. I sine børsnoteringsprospekter har Aker Kværner, Aker Yards, Aker Seafoods og Aker American Shipping beskrevet visse faktorer som vil kunne ha vesentlig innvirkning på vedkommende konserns virksomhet. Videre kommenterer hvert av disse konsernene relevante risikofaktorer i sin regnskapsrapportering.

MERGER PLAN FOR

MERGER BETWEEN

AKER MARITIME FINANCE AS AND KVÆRNER ASA

WITH ISSUANCE OF

CONSIDERATION SHARES OF

AKER ASA

1. COMPANIES INVOLVED

1.1 Acquiring Company

Aker Maritime Finance AS
(hereinafter referred to as "Aker Maritime Finance" or the "Acquiring Company")
Registration number: 881 653 192
Municipality where registered office is located: Oslo
Address: Fjordalleen 16, 0250 Oslo

1.2 Acquired Company

Kværner ASA
(hereinafter referred to as "Kværner" or the "Acquired Company")
Registration number: 918 883 908
Municipality where registered office is located: Oslo
Address: Fjordalleen 16, 0250 Oslo

1.3 Issuing Company

Aker ASA
(hereinafter referred to as "Aker" or the "Issuing Company")
Registration number: 886 581 432
Municipality where registered office is located: Oslo
Address: Fjordalleen 16, 0250 Oslo

1.4 The Acquiring Company and the Acquired Company are hereinafter jointly referred to as the "Parties", and singly referred to as a "Party", the "Party" or by their respective abbreviations.

2. FORMALITIES

2.1 The merger is undertaken pursuant to Chapter 13 of the Public Limited Companies Act, and in accordance with Chapter 11 of the Tax Act and the Accounting Act.

2.2 A copy of the Articles of Association of Kværner is enclosed as Appendix 1 to this merger plan. A copy of the Articles of Association of Aker Maritime Finance is enclosed as Appendix 2 to this merger plan. The Articles of Association of Aker are enclosed as Appendix 3. Draft Articles of Association of Aker Maritime Finance after the merger are enclosed as Appendix 4.

2.3 The annual accounts, annual reports and auditors' reports of Aker Maritime Finance, Kværner and Aker for the last three financial years are enclosed as Appendix 5, Appendix 6 and Appendix 7, respectively, to this merger plan.

2.4 A draft opening balance sheet for the Acquiring Company has been enclosed as Appendix 8 to this merger plan. A declaration from the Acquiring Company's auditors to the effect that the balance sheet has been prepared in accordance with the provisions of the Accounting Act has been enclosed as Appendix 9.

2.5 An audited interim balance sheet for Aker Maritime Finance is enclosed as Appendix 10 to this merger plan. An audited interim balance sheet for Kværner is enclosed as Appendix 11.

2.6 The name of the merged company shall be Aker Maritime Finance AS, and its registered office shall be located in Oslo.

2.7 There are, upon the passing of the merger resolution, no shareholders of the Acquired Company who hold special rights and no holders of subscription warrants as mentioned in Section 11-1 of the Public Limited Companies Act.

2.8 No special rights or benefits will accrue to any member of the Board of Directors or to the General Manager in connection with the merger.

3. EFFECTIVE DATE

3.1 The merger takes effect, for corporate law purposes, on the date when the merger is registered in the Register of Business Enterprises as having been completed, cf. Section 13-17 of the Public Limited Companies Act.

3.2 The merger is effected on the basis of tax continuity, pursuant to the provisions of Chapter 11 of the Tax Act, and takes effect, for taxation purposes, as from 1 January 2005.

3.3 Cash payment of differential value as described in Clause 4.1 of this merger plan is treated as a realisation for tax purposes.

3.4 The merger is effected, for accounting purposes, in accordance with the real value/transaction principle. The merger between the Parties takes effect, for accounting purposes, as from 26 August 2005. Transactions on the part of the Acquired Company are deemed to have been effected for the account of the Acquiring Company as from 26 August 2005.

3.5 The Acquiring Company shall assume responsibility for the management of the Acquired Company as from the date on which the merger plan is approved by the Shareholders' Meetings of Kværner and Aker Maritime Finance.

3.6 The Acquired Company shall be deregistered upon the completion of the merger.

3.7 One will apply for delisting of the shares of the Acquired Company from the Oslo Stock Exchange as from the date on which the merger takes effect for corporate law purposes. The Board of Directors of the Acquired Company will submit a special proposal to such effect in connection with the submission of the merger plan to the Shareholders' Meeting of the company.

4. MERGER CONTRIBUTION AND MERGER CONSIDERATION

4.1 The merger is effected pursuant to Section 13-2, Sub-section 2, of the Public Limited Companies Act (triangular merger).

The Acquired Company transfers and assigns all activities, assets, rights and obligations of the Acquired Company to the Acquiring Company.

The shareholders of the Acquired Company will receive, by way of merger consideration, 1.0935 A shares of the Issuing Company for each share of the Acquired Company held by them. The exchange ratio has been determined on the basis of negotiations between Kværner and Aker, and is based on the average closing prices of the Kværner and Aker shares on the Oslo Stock Exchange during the period from 11 August 2005 until 24 August 2005 (10 trading days). The measurement period encompasses 5 trading days prior to, and 5 trading days subsequent to, the market announcement to the effect that merger negotiations would be initiated between the Acquired and the Acquiring Company.

No merger consideration is offered in respect of Kværner shares held by the Acquiring Company, which represent 21.7 % of the shares of Kværner. Consequently, the merger consideration is offered to the holders of 78.3 % of the shares of Kværner.

The overall merger consideration shall be 37,803,566 A shares of the Issuing Company. Hereof will be contributed 9,560,192 existing A shares held by the Issuing Company, and 28,243,374 new A shares to be issued through a share issue of the Issuing Company.

No fractional shares will be issued. Each shareholder will have its number of consideration shares rounded down to the nearest whole share, with cash payment in respect of unused fractions based on the closing price of the Aker A share on the Oslo Stock Exchange on 25 August 2005.

4.2 The Acquiring Company becomes indebted to the Issuing Company (merger receivable) upon the merger, cf. Section 13-2, Sub-section 2, second sentence of the Public Limited Companies Act. The nominal value of the merger receivable equals the value of the equity contributed to the Acquiring Company through the merger, and amounts to NOK 6,275,391,956 based on the real value as determined through the

agreed exchange ratio and the closing price of the Aker A share on the Oslo Stock Exchange on 25 August 2005.

The indebtedness shall be documented by the issuance of a cognovit note as set out in draft form in Appendix 12.

5. SHARE CAPITAL INCREASE IN THE ISSUING COMPANY

5.1 The Issuing Company is required to increase its share capital by NOK 790,814,472 through the issuance of a total of 28,243,374 A shares, which shall be contributed, by way of merger consideration, to the shareholders of the Acquired Company in accordance with Section 13-2, Sub-section 2, second sentence, of the Public Limited Companies Act.

5.2 There shall be held, for purposes of issuing the consideration shares of Aker to be issued through a share issue, an Extraordinary Shareholders' Meeting of Aker, wherein which shall be passed a resolution on increasing the share capital, as set out in draft form in Appendix 13. The newly issued consideration shares are deemed to have been subscribed for upon the approval of this merger plan, cf. Section 13-3, Sub-section 3, of the Public Limited Companies Act.

5.3 Settlement in respect of the A shares to be issued through the share issue takes place by way of the establishment of the merger receivable to be owed by the Acquiring Company to the Issuing Company, and takes place as per the registration of completion of the merger, cf. Section 13-17 of the Public Limited Companies Act.

5.4 On the part of Aker, completion of the merger thereby entails the issuance of a total of 28,243,374 new A shares of Aker, each such share to carry a nominal value of NOK 28, and a share premium of NOK 138 per share. For all new shares issued in connection with the merger, this amounts to a total of NOK 790,814,472 in the form of share capital and a total of NOK 3,897,585,612 in the form of share premium, i.e. a grand total of NOK 4,688,400,084.

5.5 The new shares carry full shareholder rights in the Issuing Company as from the date when the merger is registered in the Register of Business Enterprises as having been completed, cf. Section 13-17 of the Public Limited Companies Act, hereunder the right to receive any dividends.

6. EXERCISE OF SHAREHOLDER RIGHTS

The shareholders of Kværner who receive consideration shares of Aker will be registered as shareholders in the Shareholder Register of Aker upon the merger having been effected and the share capital increase of the Issuing Company having been registered, cf. Section 13-17 and Section 10-10 of the Public Limited Companies Act. As from such date, these shareholders will be entitled to exercise shareholder rights in respect of the shares, cf. Section 10-11 of the Public Limited Companies Act.

7. CHANGE OF THE PURPOSE OF THE ACQUIRING COMPANY

The Articles of Association of the Acquiring Company shall be amended as follows in connection with the merger:

Article 3 shall, subsequent to the merger, be worded as follows:

> *"The objectives of the company are to own or carry out industrial and other associated businesses, management of capital and other functions for the group, and to participate in or acquire other businesses".*

8. CONDITIONS PRECEDENT TO COMPLETION – POSSIBLE REVERSAL OF THE MERGER RESOLUTION

8.1 Each of the Acquired Company, the Acquiring Company and Aker can decide that the merger shall not be completed unless there, within the registration of completion of the merger,

(i) have been obtained the necessary consents from relevant other contracting parties on terms that are deemed satisfactory; and

(ii) have been obtained the necessary consents from relevant authorities on terms that are deemed satisfactory,

provided that the absence of one or more such consents is of material importance to the financial position of the relevant company or to the future development of the merged company following completion of the merger.

8.2 The Acquired and the Acquiring Company can decide not to complete the merger if the Acquired and the Issuing Company make distributions to shareholders, or the Acquired Company's subsidiaries make intra-group contributions to anyone other than the Acquired Company or its wholly-owned subsidiaries, and which have not been taken into account in the draft opening balance sheet or otherwise in this merger plan.

8.3 During the period until the merger plan has been approved by the Shareholders' Meetings of the companies, both Parties shall have the right to conduct a legal, financial and technical due diligence investigation of the opposite Party. As far as the Acquired Company is concerned, such right also extends to a due diligence investigation of the Issuing Company. Each of the Parties and Aker have the right to decide that the merger shall not be completed if such investigation uncovers, or if there are otherwise uncovered, circumstances which are deemed by one of the Parties to have a material negative impact on the financial position of the opposite Party, or on the development of the merged company following the merger, and which are not remedied in the form of, for example, declarations or warranties, or similar, from the company's shareholders, or which are otherwise contrary to the parties' communicated stipulations for the merger. A decision to the effect that the merger shall not be completed, pursuant to the present Clause, or a demand for warranties from the company's shareholders, or similar, must be notified to the opposite Party prior to the approval of the merger plan by the Shareholders' Meeting of such Party.

8.4 Each of the Parties and Aker have the right to decide that the merger shall not be completed if there are otherwise, prior to the date when the merger is registered in the Register of Business Enterprises as having been completed, cf. Section 13-15, Sub-section 1, of the Public Limited Companies Act, uncovered or disclosed circumstances which are deemed by one of the Parties to have a material negative impact on the financial position of the opposite Party, or on the development of the merged company following the merger, and which are not remedied.

8.5 A decision pursuant to Clause 8.4 not to complete the merger shall be passed by resolution of the Board of Directors of the company in question, and shall, in order to be invokable, be passed and notified to the other two of the Acquired Company, the Acquiring Company and the Issuing Company as soon as possible, and prior to the registration of merger completion with the Register of Business Enterprises, cf. Section 13-17 of the Public Limited Companies Act.

8.6 The completion of the merger is conditional upon the Shareholders' Meeting of the Issuing Company passing a resolution to the effect that consideration shares shall be allotted and issued as stipulated in this merger plan.

8.7 If the merger has not been completed by 30 December 2005, then each of the Parties and Aker shall have the right to decide, by resolution of the Board of Directors of the company in question, that the merger shall not be completed.

9. MERGER REPORT AND EXPERT STATEMENT ON THE MERGER PLAN

9.1 Each of the Boards of Directors of Aker Maritime Finance and Kværner, respectively, shall, after the Boards of Directors have approved the merger plan, ensure that there is prepared a written report on the merger and its implication for their own company, cf. Section 13-9 of the Public Limited Companies Act. The report shall explain the reasoning behind the merger proposal, the main factors that have influenced, together with any special difficulties encountered during, the determination of the consideration, as well as the possible implications of the merger for the employees of the company. Reports from the Boards of Directors of Aker Maritime Finance and Kværner are enclosed as Appendix 14 and Appendix 15, respectively.

9.2 Expert statements on the merger, pursuant to Section 13-10 of the Public Limited Companies Act, as commissioned by the Boards of Directors of Aker Maritime and Kværner, are enclosed as Appendix 16 and Appendix 17, respectively. An expert report in connection with the issuance of Aker shares, pursuant to Section 10-2 of the Public Limited Companies Act, as commissioned by the Board of Directors of Aker, is enclosed as Appendix 18.

10. EMPLOYEE MATTERS

10.1 The rights of employees will be upheld, pursuant to the Working Environment Act, other relevant legislation and existing agreements, following completion of the merger. The rights/benefits/salaries of employees will remain unchanged until such time as any modifications thereto are agreed.

10.2 Aker Maritime Finance has no employees.

10.3 The employees of Kværner will be informed, and will be given the opportunity to pursue discussions in accordance with Section 73 E of the Working Environment Act, cf. Section 13-11 (1) of the Public Limited Companies Act.

10.4 This merger plan, including the Appendices enclosed herewith, will be made available to the employees of Kværner in accordance with Section 13-11 (2) of the Public Limited Companies Act.

11. AUTHORITY TO MAKE CHANGES

The Shareholders' Meetings of Kværner and Aker Maritime Finance will, in connection with the approval of the merger plan, grant the Boards of Directors the authority to implement any such adaptations and minor changes to the merger plan as are deemed necessary or desirable.

12. DISPUTES

In case of any dispute between the Parties as to the interpretation of, legal effects of, or other matters relating to, this merger plan, one shall seek to resolve such dispute through negotiations. In case such negotiations do not succeed, each of the Parties can demand that the dispute be resolved with final and binding effect under Norwegian law by way of arbitration pursuant to the Arbitration Act of 2004.

The arbitration proceedings shall be conducted in Oslo, and in the Norwegian language.

The arbitration shall be deemed to have commenced upon one of the parties submitting a request to the opposite party to the effect that the dispute be resolved through arbitration. Immediately upon the arbitration having commenced, the parties shall be obligated to form a separate agreement to the effect that the arbitration proceedings and the arbitral award shall be subject to a confidentially obligation.

***

The Board of Directors of Kværner ASA

Oslo, 26 August 2005

Lone Fønss Schrøder	Kjell Inge Røkke
Bjarne Borgersen	Svein Sivertsen
Eva Von Hirsch	

The Board of Directors of Aker Maritime Finance AS

Oslo, 26 August 2005

Bengt Arve Rem	Gunnar Voksø
Geir Arne Drangeid	

The merger plan is hereby acceded to by the Issuing Company, which, by signature of the Board of Directors, undertakes to propose the increase in the share capital of the Issuing Company as presupposed by the merger plan.

The Board of Directors of Aker ASA

Oslo, 26 August 2005

Kjell Inge Røkke	Lone Fønss Schrøder
Jon Fredrik Baksaas	Kjell Arvid Storeide
Bjørn Ivar Flatgård	Kjeld Per Rimberg
Stein Aamdal	Bjarne Egil Kristiansen
Atle Kåre Tranøy	Harald Magne Bjørnsen

Appendices:

The following Appendices are enclosed with the merger plan:

1. Articles of Association of Kværner ASA
2. Articles of Association of Aker Maritime Finance AS
3. Articles of Association of Aker ASA
4. Draft Articles of Association of Aker Maritime Finance AS subsequent to the merger.
5. The annual accounts, annual report and auditors' report of Aker Maritime Finance AS for 2002, 2003 and 2004
6. The annual accounts, annual report and auditors' report of Kværner ASA for 2002, 2003 and 2004
7. The annual accounts, annual report and auditors' report of Aker ASA for 2002, 2003 and 2004
8. Draft opening balance sheet for Aker Maritime Finance AS
9. Declaration from the auditors to the effect that the balance sheet has been prepared in accordance with the provisions of the Accounting Act
10. Audited interim balance sheet for Aker Maritime Finance AS
11. Audited interim balance sheet for Kværner ASA
12. Draft cognovit note respecting the merger receivable
13. Draft resolution on increasing the share capital of Aker ASA
14. Merger report from the Board of Directors of Aker Maritime Finance AS
15. Merger report from the Board of Directors of Kværner ASA
16. Expert statement on the merger, commissioned by the Board of Directors of Aker Maritime Finance AS
17. Expert statement on the merger, commissioned by the Board of Directors of Kværner ASA
18. Expert statement in connection with the issuance of Aker ASA shares, commissioned by the Board of Directors of Aker ASA

ARTICLES OF ASSOCIATION OF KVÆRNER ASA

(As adopted by the Statutory General Meeting on 8 December 1967
with amendments, most recently of 31 March 2005)

§ 1 Organisational form, place of business and name

The Company is a public limited company with its registered office in Oslo. The name of the Company is Kværner ASA.

§ 2 Objectives

The objectives of the Company are to own or carry out industrial- and other associated businesses, management of capital and other functions for the group, and to participate in or acquire other businesses.

§ 3 Share Capital

The Company's share capital is NOK 882,627,080, divided into 44,131,354 shares, each having a par value of NOK 20. The Company's shares shall be registered with the Norwegian Securities Register (Verdipapirsentralen).

§ 4 Board of Directors

The Board of Directors consists of 3-6 members. Up to 3 deputy members may be elected.

§ 5 Nomination committee

The company shall have a nomination committee comprising no fewer than three members; they are to be elected by the shareholders' meeting. The nomination committee makes recommendations in preparation for the election of board members. The shareholders' meeting may adopt instructions for the nomination committee's work.

§ 6 Signature

The Chairman alone, or two Directors jointly, shall have the right to sign on behalf of the Company.

§ 7 General Meeting

Notice of the General Meeting shall be made by written notification to all shareholders with a known address giving at least two (2) weeks notice. The notice of the General Meeting shall be announced in at least one national newspaper as soon as practicable after the notification has been posted. The Company may set a deadline for registration to the General Meeting, which shall not fall earlier than five (5) days prior to the General Meeting. The Chairman of the Board or his appointee shall preside at the General Meeting. The Annual General Meeting shall consider, and decide on, the following issues:

a) Approval of the annual accounts and the annual report, including distribution of dividend.
b) Other matters which, by law or under the Articles of Association, are the business of the General Meeting.

Articles of association
of
Aker Maritime Finance AS
(25 February 2000. Amended with effect from 28 November 2001)

§ 1
Company name

The name of the company is Aker Maritime Finance AS.

§ 2
Place of business

The company's registered office is in Oslo.

§ 3
Objectives

The objective of the company is to be engaged in industry, trade, service, consultancy, other service providing operations, management of operational related real property together with other related operations, including participate in other companies as shareholder or in other ways.

§ 4
Share capital

The company's share capital is NOK 6,025,000 divided into 60.250 shares, each with a par value of NOK 100, fully paid and designated by name.

Dividend will be distributed to those shareholders that are registered as shareholders at the date of the resolution, provided that the general meeting does not decide otherwise when passing the resolution to distribute dividend.

§ 5
Board of Directors

The Board of Directors consists of minimum 3 and maximum 8 members, pending further decision from the general meeting.

§ 6
The general meeting.

The ordinary general meeting of the company shall be held within the end of June each year.

Extraordinary general meeting shall be held when the board of directors considers it to be necessary, and also when so demanded in writing by the company's auditor or by shareholders representing at least 1/10 of the share capital, to decide on a defined topic.

§ 7
Signature

The chairman alone or two board members jointly shall have the right to sign on behalf of the company. The board may grant proxy.

AKER ASA ARTICLES OF ASSOCIATION

(as modified at the 30 August 2004 extraordinary shareholders' meeting)

§ 1 Form of business organization, location, and company name

The company is a public limited liability company; its registered office is in Oslo, Norway. The company's name is Aker ASA.

§ 2 Business purpose

The company's activities consist of owning and operating industrial businesses and other, related activities, capital management and other group functions, and participation in or acquisition of other activities.

§ 3 Share capital

The company's share capital is NOK 2,422,897,876, comprising 86,532,067 shares, each with a par value of NOK 28. The company's shares shall be registered with the Norwegian Registry of Securities.

The company's share capital comprises the following share classes:
- 44,131,354 Class A shares, with an aggregate par value of NOK 1,235,677,912
- 42,400,713 Class B shares, with an aggregate par value of NOK 1,187,219,964

The company's Class B shares do not carry voting rights. In all other respects, all shares carry the same rights.

In the event of a proportionate increase in share capital, shareholders only have pre-emptive rights to shares in the class of shares already held.

Upon a majority vote, as required to make changes to the company's articles of association, all or a portion of the company's Class B shares can be converted into Class A shares.

§ 4 Board of Directors

The Board of Directors comprises 6-12 members, of whom one-third will be elected by and from employees of the companies in the Aker Group. Up to three shareholder-elected alternate board members may be elected each year.

§ 5 Nomination committee

The company shall have a nomination committee comprising no fewer than three members; they are to be elected by the shareholders' meeting. The nomination committee makes recommendations in preparation for the election of board members. The shareholders' meeting may adopt instructions for the nomination committee's work.

§ 6 Signatory authority

The Board Chairman alone, or a board member and the President and CEO together, may sign on behalf of the company.

§ 7 Shareholders' meeting

Notification of shareholders' meetings must be via written notification to all shareholders with known addresses, at least two (2) weeks in advance. As soon as practicable after mailing the shareholders' meeting notice, notification must be published in at least one nationally distributed Norwegian newspaper. The company may specify a deadline for registering for the shareholders' meeting in the meeting notice; however, the registration period may not end earlier than five (5) days before the shareholders' meeting. Shareholders' meetings are chaired by the Board Chairman or by a person appointed by the Board Chairman. At the annual shareholders' meeting, the following issues are to be discussed and voted on:

a) Approval of financial statement and annual report, including dividend payments.
b) Other issues that, pursuant to law, rules, or regulations, must be handled by the annual shareholders' meeting

<<end>>

Articles of association
of
Aker Maritime Finance AS
(draft articles of association following the completion of the merger with Kværner ASA)

§ 1
Company name

The name of the company is Aker Maritime Finance AS.

§ 2
Place of business

The company's registered office is in Oslo.

§ 3
Objectives

The objectives of the company are to own or carry out industrial and other associated businesses, management of capital and other functions for the group, and to participate in or acquire other businesses.

§ 4
Share capital

The company's share capital is NOK 6,025,000 divided into 60.250 shares, each with a par value of NOK 100, fully paid and designated by name.

Dividend will be distributed to those shareholders that are registered as shareholders at the date of the resolution, provided that the general meeting does not decide otherwise when passing the resolution to distribute dividend.

§ 5
Board of Directors

The Board of Directors consists of minimum 3 and maximum 8 members, pending further decision from the general meeting.

§ 6
The general meeting.

The ordinary general meeting of the company shall be held within the end of June each year.

Extraordinary general meeting shall be held when the board of directors considers it to be necessary, and also when so demanded in writing by the company's auditor or by shareholders representing at least 1/10 of the share capital, to decide on a defined topic.

§ 7
Signature

The chairman alone or two board members jointly shall have the right to sign on behalf of the company. The board may grant proxy.

Aker Maritime Finance AS
Under avvikling

Organisasjonsnr. 881 653 192

ÅRSBERETNING OG ÅRSREGNSKAP 2004

Aker Maritime Finance AS
Under avvikling
Organisasjonsnr 881 653 192

ÅRSBERETNING FOR 2004

1. Opplysninger om arten av virksomheten og hvor virksomheten drives
Selskapets formål er å drive industri, handel, service, konsulentvirksomhet, annen tjenesteytende virksomhet, forvaltning av driftstilknyttet fast eiendom samt virksomhet i forbindelse med dette, herunder deltakelse i andre selskaper som aksjonær eller på annen måte. Selskapet har sine lokaler i Oslo.

2. Redegjørelse for forutsetningen om fortsatt drift
På ekstraordinær generalforsamling den 20.08.03 ble det besluttet at selskapet skulle avvikles.
Selskapet er ikke avviklet pt det er en sak gående med ligningskontoret for året 2001 som ikke er avsluttet enda.

3. Arbeidsmiljø med mer (internt)
Nødvendig administrativ kapasitet er blitt stilt til disposisjon fra Aker ASA.

4. Likestilling
Selskapets ledelse består av 1 kvinnelig og 2 mannlige ledere. Både styret og selskapets ledelse er bevisst på de samfunnsmessige forventningene om tiltak for å fremme likestilling i virksomheten og styret. Det er for øyeblikket ikke iverksatt konkrete tiltak for å fremme dette arbeidet, men styrets målsetting er naturligvis å innfri samfunnets forventninger på sikt.

5. Ytre miljø (eksternt)
Selskapet forurenser ikke det ytre miljø.

6. Redegjørelse for årsregnskapet
Etter styrets oppfatning gir årsregnskapet en tilfredsstillende beskrivelse av selskapets stilling pr. årsskiftet. Finansinntektene er i samsvar med underliggende objekt. Kontantstrømmen for året var negativ, jfr kontantstrømoppstillingen

7. Redegjørelse som gir grunnlag for å vurdere foretakets framtidige utvikling
Etter styrets oppfatning er selskapets finansielle stilling god.

8. Opplysning om finansiell risiko
Selskapet er utsatt for renterisiko i dens ordinære forretningsvirksomhet, og styrer mot å ha akseptabel risiko innenfor dette området. Selskapet har i all hovedsak rentebærende fordringer med flytende rentesats (Nibor) og er derfor eksponert for endringer i kortsiktige renter.

8. Forslag til anvendelse av overskuddet
Styret foreslår følgende anvendelse av overskuddet:

Tall i 1 000	
Årsresultat	61 241
Annen egenkapital	136 882
Avgitt konsernbidrag etter skatt/skattefritt	- 198 123
Sum	0

Oslo, 19 april 2005

Gunnar Voksø	Bengt A. Rem	Kristine Hauge
Styremedlem	Styreleder	Styremedlem/daglig leder

RESULTATREGNSKAP

Aker Maritime Finance AS
Under avvikling

Beløp i 1 000 kroner	Note	2004	2003
Driftsinntekter		-	-
Andre driftskostnader	2	289	-56
Driftsresultat		289	-56
Renteinntekter fra foretak i samme konsern		84 380	146 373
Annen rente og finansinntekt		390	24
Gevinst ved salg av aksjer	6	-	228 905
Rentekostnader til selskap i samme konsern		-	-368
Tap ved salg av aksjer	6	-	-74 600
Annen rente og finanskostnad		-2	-3
Netto finansposter		84 768	300 331
Resultat før skatt		85 057	300 275
Skatt	5	-23 816	-66 227
Årsresultat		61 241	234 048

DISPONERING AV ÅRSRESULTATET:	Note	2004	2003
Årsresultat		61 241	234 048
Avgitt konsernbidrag etter skatt		-198 123	-49 402
Annen egenkapital		136 882	-184 646
Sum disponering	3	-	-

BALANSE PR 31.12.

Aker Maritime Finance AS
Under avvikling

Beløp i 1 000 kroner	Note	2004	2003
Eiendeler			
Langsiktige fordringer på foretak i samme konsern	4	2 489 783	2 389 167
Sum anleggsmidler		2 489 783	2 389 167
Andre kortsiktige fordringer		-	80 000
Betalingsmidler		137	7 380
Sum omløpsmidler		137	87 380
Sum eiendeler		2 489 920	2 478 547
Egenkapital og gjeld			
Aksjekapital		6 025	6 025
Overkursfond		706 024	706 024
Sum innskutt egenkapital		712 049	712 049
Annen egenkapital		1 532 274	1 669 156
Sum opptjent egenkapital		1 532 274	1 669 156
Sum egenkapital	3	2 244 323	2 381 205
Utsatt skatt	5	-	23 658
Avsetninger for forpliktelser		-	23 658
Gjeld			
Kortsiktig gjeld til konsernselskaper		245 597	68 613
Annen kortsiktig gjeld		-	3 071
Sum kortsiktig gjeld		245 597	71 684
Sum egenkapital og gjeld		2 489 920	2 476 547

Oslo, 29. april 2005
For Aker Maritime Finance AS

Kristine Hauge
Daglig leder/ styremedlem

Ben[illegible] A. Rem
Styrets leder

Gunnar Vokse
Styremedlem

KONTANTSTRØMOPPSTILLING

Aker Maritime Finance AS - under avvikling

Beløp i 1 000 kroner	2004	2003
Resultat etter finansielle poster	85 057	300 275
Endring utsatt skatt fusjon	-	-23 359
Endring operasjonelle poster	8 315	-86 743
Kontantstrøm fra operasjonelle aktiviteter	**93 372**	**190 173**
Endring i aksjer	-	1 472 173
Kontantstrøm fra investeringsaktiviteter	**-**	**1 472 173**
Avgitt konsernbidrag	-	-68 613
Effekt av fusjon på egenkapitalen	-	-15 507
Endring langsiktige fordringer	-100 616	-1 570 966
Kontantstrøm fra finansieringsaktiviteter	**-100 616**	**-1 655 086**
Kontantstrøm gjennom året	**-7 244**	**7 260**
Kontanter og kontantekvivalenter 01.01	7 380	119
Kontanter og kontantekvivalenter 31.12.	**137**	**7 380**

Aker Maritime Finance AS – under avvikling

Noter til regnskapet

Note 1 Beskrivelse av regnskapsprinsipper og generelle opplysninger

Årsregnskapet består av resultatregnskap, balanse, kontantstrømoppstilling og note-opplysninger. Årsregnskapet utgjør en helhet. Regnskapet er avlagt i samsvar med aksjelov, regnskapslov og god regnskapsskikk i Norge.

Regnskapet er basert på de grunnleggende prinsipper om historisk kost, sammenlign-barhet, kongruens og forsiktighet. Transaksjoner regnskapsføres til verdien av vederlaget på transaksjonstidspunktet. Regnskapet er avlagt etter de samme prinsipper som i foregående år.

Når faktiske tall ikke er tilgjengelige på tidspunkt for regnskapsavleggelsen, tilsier god regnskapsskikk at ledelsen beregner et best mulig estimat for bruk i resultatregnskap og balanse. Det kan fremkomme avvik mellom estimerte og faktiske tall.

Kostnader sammenstilles med og kostnadsføres samtidig med de inntekter kostnadene kan henføres til. Kostnader som ikke kan henføres direkte til inntekter, kostnadsføres når de påløper.

Aksjer som ikke er besluttet å være til varig eie, føres som omløpsmidler.

Øvrige eiendeler klassifiseres som anleggsmidler og øvrig gjeld klassifiseres som langsiktig.

Nærstående parter
Et forhold mellom to parter kan klassifiseres som nærstående dersom en part kan påvirke den annen parts beslutninger.

Transaksjoner med nærstående parter foretas normalt på markedsmessige vilkår.

Eiendeler og gjeld i valuta
Betalingsmidler, fordringer og gjeld vurderes til balansedagens kurs.

Dersom det finner sted en verdinedgang som ikke er forbigående, foretas en nedskrivning av fordringene. Foretatte nedskrivninger reverseres i den grad grunnlaget for nedskrivninger ikke lenger er til stede

Utsatt skatt og skattekostnad
Utsatt skatt i balansen beregnes på basis av midlertidige forskjeller mellom bokførte og skattemessige verdier. Beregningene neddiskonteres ikke. Ved beregning av utsatt skattegjeld gjøres det fradrag for verdien av fremførbare underskudd. I resultat-regnskapet fremkommer skattekostnaden som summen av betalbar skatt og utsatt skattekostnad. Utsatt skattekostnad er endringen i netto utsatt skattegjeld fra en regnskapsperiode til en annen, korrigert for valutaforskjeller og endring i utsatt skattefordring/-gjeld knyttet til selskapsoppkjøp.

Kontantstrømanalyse
Kontantstrømanalysen er utarbeidet iht den indirekte metoden.

Aker Maritime Finance AS - under avvikling

NOTE 2: ANDRE DRIFTSKOSTNADER

Godtgjørelse til revisorer er inkludert i andre driftskostnader og fordeles som følger:

Beløp i 1 000 kroner	Ordinær revisjon	Rådgivnings-tjenester	Total 2004	Total 2003
Godtgjørelse til revisor	-	-	-	18
Sum godtgjørelse	-	-	-	18

Det er ikke utbetalt lønn til daglig leder pr 31.12.2004
Det er ikke utbetalt lønn eller andre ytelser til medlemmer av styret/leder.
Ledende personer, etc har ikke lån i selskapet.

NOTE 3: SUM EGENKAPITAL

Aksjekapitalen i består av 80 250 aksjer à kr 100,-.
Selskapet er 100% eid av Aker ASA.

Endringen i egenkapitalen fremkommer som følger:

Beløp i 1 000 kroner	Aksjekapital	Overkurs fond	Sum innskutt egenkapital	Annen egenkapital	Sum egenkapital
Egenkapital pr. 01.01	8 025	704 024	712 049	1 659 156	2 371 205
Årsresultat			-	81 241	81 241
Avgitt konsernbidrag etter skatt/utbytte			-	-108 123	-108 123
Egenkapital pr 31.12.	8 025	704 024	712 049	1 632 274	2 344 323

NOTE 4: LANGSIKTIGE FORDRINGER

Langsiktige fordringer er som følger:

Beløp i 1 000 kroner	2004	2003
Langsiktig fordring på selskap i samme konsern	2 489 783	2 389 187
Sum	2 489 783	2 389 187

Fordringen fordeler seg hhv med 2 301 mill på Aker ASA og 188 mill på Aker Geo Seismic AS

Fordringene har følgende avdragsplan:

Beløp i 1 000 kroner	2004	2003
Forfall innen ett år	-	-
Forfall etter ett år	2 489 783	2 389 187
Sum	2 489 783	2 389 187

Fordringen renteberegnes iht markedsbetingelser.

Note 5: SKATT

Nedenstående oppstilling viser forskjellen mellom bokførte og skattemessige verdier ved utløpet av 2004, endringer i disse forskjellene, samt utsatt skatt ved utløpet av 2004 og endring utsatt skatt.

Beløp i 1 000 kroner	2003	2004	Endring
Midlertidige forskjeller	-		
Driftsmidler	-351	-	-351
Gevinst/tapskonto	84 843	-	84 843
Sum endring i forskjeller som påvirker skattbart resultat	84 492	-	84 492
Forskjell aksjer		-	-
Sum grunnlag utsatt skatt	84 492	-	84 492
Netto utsatt skattefordel 28%	23 658	-	23 658

ESTIMERT SKATTBART RESULTAT	
Beløp i 1 000 kroner	2004
Resultat før skatt	85 057
Endring i forskjeller	84 492
Estimert skattbart resultat	169 549
Resultatført betalbar skatt (28%)	47 474
Skatt av avgitt konsernbidrag	-47 474
Balanseført betalbar skatt	-

Skattekostnad	
Beløp i kroner	2004
Resultatført betalbar skatt - 28%	47 474
Endring balanseført utsatt skatt	-23 658
Total skattekostnad	23 816

Forklaring til hvorfor årets skattekostnad eventuelt ikke utgjør 28% av resultat før skatt:

28 % skatt av resultat før skatt	23 816
Permanente forskjeller	-
Beregnet skattekostnad	23 816
Effektiv skattesats (skattekostnad i forhold til resultat før skatt)	28 %

NOTE 6: GEVINST/TAP SALG DATTERSELSKAPER

	2003	2004
Gevinst salg Prosesshuset AS	14 859	-
Gevinst salg Aker Geo Seismic AS	214 249	-
Sum gevinst	229 108	-
Tap salg Aker Energy AS	74 900	-
Sum tap	74 900	-

NOTE 7: KORTSIKTIG GJELD TIL KONSERNSELSKAPER

Den kortsiktige gjelden består i hovedsak av 155 mill til Aker ASA og 78 mill til Prosesshuset AS.

KPMG

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

Til generalforsamlingen i Aker Maritime Finance AS under avvikling

REVISJONSBERETNING FOR 2004

Ledelsens ansvar og revisors oppgave

Vi har revidert årsregnskapet for Aker Maritime Finance AS under avvikling for regnskapsåret 2004, som viser et overskudd på TNOK 61 241. Vi har også revidert opplysningene i årsberetningen om årsregnskapet og forslaget til anvendelse av overskuddet. Årsregnskapet består av resultatregnskap, balanse, kontantstrømoppstilling og noteopplysninger. Årsregnskapet og årsberetningen er avgitt av selskapets styre og daglig leder. Vår oppgave er å uttale oss om årsregnskapet og øvrige forhold i henhold til revisorlovens krav.

Grunnlag for vår uttalelse

Vi har utført revisjonen i samsvar med revisorloven og god revisjonsskikk i Norge. God revisjonsskikk krever at vi planlegger og utfører revisjonen for å oppnå betryggende sikkerhet for at årsregnskapet ikke inneholder vesentlig feilinformasjon. Revisjon omfatter kontroll av utvalgte deler av materialet som underbygger informasjonen i årsregnskapet, vurdering av de benyttede regnskapsprinsipper og vesentlige regnskapsestimater, samt vurdering av innholdet i og presentasjonen av årsregnskapet. I den grad det følger av god revisjonsskikk, omfatter revisjon også en gjennomgåelse av selskapets formuesforvaltning og regnskaps- og intern kontrollsystemer. Vi mener at vår revisjon gir et forsvarlig grunnlag for vår uttalelse.

Uttalelse

Vi mener at

- årsregnskapet er avgitt i samsvar med lov og forskrifter og gir et uttrykk for selskapets økonomiske stilling 31. desember 2004 og for resultatet og kontantstrømmene i regnskapsåret i overensstemmelse med god regnskapsskikk i Norge
- ledelsen har oppfylt sin plikt til å sørge for ordentlig og oversiktlig registrering og dokumentasjon av regnskapsopplysninger i samsvar med lov og god regnskapsskikk i Norge
- opplysningene i årsberetningen om årsregnskapet og forslaget til anvendelse av overskuddet er konsistente med årsregnskapet og er i samsvar med lov og forskrifter.

Oslo, 29. april 2005
KPMG AS

Asbjørn Næss
Statsautorisert revisor

ANNUAL REPORT

2004

Kværner ASA

Contents

KVÆRNER

Description of the group at the end of 2004

At the end of 2004, the Kvaerner group comprises the operational businesses AK Heavy Engineering (design and production of special steel components), Kvaerner IMGB (steel-smelting and -production), Kvaerner Philadelphia Shipyard (KPSI – shipbuilding), Ellayess, Inc (recruitment company in the USA) and the UK service companies (employment and secondment of UK personnel). In addition, Kvaerner has a 49 % B-shares investment (55.1 % adjusted for Aker ASA's own shares) in Aker ASA, a 20 % investment in Sea Launch (commercial satellite launcher) and other minor investments. The group further comprises non operational engagements and liabilities, Including a significant portfolio of property liabilities and other legacy issues.

Financial calendar 2005 Kværner ASA

4th quarter /preliminary annual results:	28 February 2005
Annual general meeting:	31 March 2005
1st quarter 2005:	18 May 2005*
2nd quarter 2005:	23 August 2005
3rd quarter 2005:	22 November 2005

* Figures will be presented after the OSE has closed for the day

Kværner ASA

Board of Directors' Report 2004

Comprehensive changes were implemented in the Kvaerner group in 2004. At the end of the year the Kvaerner group was quite different from what it had been at the beginning. Through an extensive restructuring process and, among other measures, the distribution of dividend shares, a completely new industrial structure has been established. Kvaerner today comprises a small number of operational businesses, financial investments and non operational commitments. The business is in a good position to resolve the outstanding challenges in the group in the best interests of shareholders and other stakeholders. The principal objective is to maximise the value of the group and distribute the net equity value within a short-term period.

EBITA (operating profit before goodwill amortisation) for the year as a whole was NOK 382 million.

EBITA for 2004 includes in the first and second quarters businesses of what is now part of Aker Kværner ASA and in the first quarter some of the businesses now forming part of Aker Yards ASA. As a result of the profit (EBITA) of NOK 40 million reported from Kvaerner Philadelphia Shipyard in 2004, a very positive development has been recorded compared to 2003, an improvement of NOK 812 million.

After a loss on special items of NOK 284 million, net financial costs of NOK 409 million and tax costs of NOK 213 million, an ordinary net loss of NOK 692 million was made in 2004.

Cash, bank deposits and short-term interest-bearing receivables amounted to NOK 572 million at the end of 2004.

The group's net interest-bearing liabilities at the end of the year were NOK 247 million. The equity ratio was 56.9 per cent.

The operations

The Kvaerner group consists of the operational businesses Kvaerner Philadelphia Shipyard, Inc, Kvaerner IMGB, AK Heavy Engineering and Ellayess Inc. In addition to three service companies in the UK seconding personnel mainly to the Aker Kvaerner group. Other operational activities are structured in separate listed companies or have been sold in the course of 2004, mainly to Aker Kvaerner.

In addition to the operational businesses, the group comprises financial investments of which the B-share investment in Aker ASA is the most significant. Other minority holdings include the investment in the satellite launch service provider Sea Launch, the Nordic Jet Line ferry company and the chemical tanker Jo Sypress. The group also has a considerable number of property commitments, including a share in Buøy Invest AS and lease agreements in the USA and UK. Some of the lease agreements are long-term.

The Kvaerner group is structured in a number of legal entities in several different countries. Most of the business is organised under Kvaerner PLC in the UK. The parent company is Kværner ASA and the registered address is in Oslo, Norway.

Operational business

Kvaerner Philadelphia Shipyard in the USA is a former naval shipyard acquired by Kvaerner in 1997. The yard has undergone a substantial modernisation process and builds ships of a high technological standard. The yard has built and delivered two containerships and has a further two under construction, for which a sales contract was signed in February 2005. It has further been decided that the yard starts building product tankers for the Jones Act market in the US.

Kvaerner IMGB of Bucharest, Romania, is an integrated steel smelting, casting and machining facility producing large components for the power industry, shipbuilding and the steel and cement industry. Its business has been improved in recent years. The company has an increased order reserve for 2005 and exports 95 per cent of production.

AK Heavy Engineering of Sheffield in the UK designs and produces large steel structures to order for the international market. The company has developed positively and has a good order reserve for 2005.

The group has three service companies in the UK; Kvaerner E&C Services Ltd, Kvaerner O&G Services Ltd and Kvaerner Shared Services Ltd – seconding personnel to operating businesses, mainly within the Aker Kvaerner group. These companies were established in 2004.

The group also owns Ellayess Inc which is based in Houston, USA, and recruits qualified personnel for industrial and offshore clients in that country.

Financial investments

Kværner ASA holds a B-share investment in Aker ASA, corresponding to 49 % of the capital (55.1 per cent adjusted for Aker ASA's own shares). The shares have the same financial rights as the A-shares, other than voting rights.

Sea Launch was established in 1995 as a consortium together with Boeing Commercial Space Company, RSC Energia and SDO Yuzhnoye/PO Yuzhmash, in which Kvaerner owns 20 per cent and Boeing 40 per cent. The company is the only one in the world launching commercial satellites into space from a mobile floating platform. Sea Launch has been a technical success, and demand for the company's services is increasing somewhat in a fiercely competitive global market. Three satellites were launched in 2004, the same number as in the previous year. The first launch of 2005 took place in February. Kvaerner does not have an operational role in Sea Launch.

Nordic Jet Line is a passenger and car ferry company which operates two catamaran ferries on the Tallinn-Helsinki route. Kvaerner owns 33.4 per cent of the capital, representing 20 per cent of the votes. It does not have an operational role in the company.

Jo Sypress is a partnership between J O Odfjell and Kvaerner in which Kvaerner owns 49 per cent. The company's only asset is the Jo Sypress chemical tanker, built at the Kvaerner Govan yard in Glasgow. Kvaerner does not have an operational role in the company.

Other

The group has also a property portfolio, comprising both real estate and lease commitments.

2004

Main events in the development of the group

For several years the legal structure of the Kvaerner group has been very complex. It has been an objective to simplify and improve the alignment between the legal and the operational structure. As a part of this process, an extensive restructuring was completed in 2004. The timeline in illustration 1 (page 5) indicates the key dates and events in this process.

In parallel with the restructuring process, work on improving productivity in the operational businesses has continued, and is beginning to give concrete results. During 2004 productivity improvements were implemented at Kvaerner Philadelphia Shipyard, Kvaerner IMGB and AK Heavy Engineering. Group management is now represented on the boards of all three companies, and there is a strong focus on further productivity and profitability gains.

A great deal of effort has been devoted to resolving legacy issues of a non operational nature, and a number of difficult cases involving a significant exposure for Kvaerner were brought to a conclusion in the course of the year

The restructuring process

The restructuring of Kvaerner began in March 2002 with the integration of the oil and gas activities of Aker Maritime ASA and has since continued on a global level.

The comprehensive restructuring process implemented in 2004 resulted in a three-way split, establishing the three groups; Aker Kvaerner, Aker Yards and Aker. Prior to that, it was decided to merge the shipbuilding activities of Kvaerner and Aker, involving the Kvaerner yards Kvaerner Masa Yard and 40 per cent of Aker Ostsee. The restructuring also involved an extensive refinancing of the group. The 3-year bond loan maturing in 2004 was repaid and the 10-year subordinated loan was transferred to Aker Kværner ASA.

The restructuring process and the establishment of Aker Kvaerner and Aker Yards groups was first announced on 1 March 2004. See illustration 2 (page 6).

With the establishment of the Aker Kvaerner group, Kvaerner created a new group out of the two business areas for oil & gas and engineering & construction. The new group's parent company was Aker Kværner ASA which, following a share issue, was listed on the Oslo Stock Exchange on 2 April 2004.

The shipbuilding activities were structured under the newly established Aker Yards ASA and listed on the Oslo Stock Exchange on 1 June 2004.

In connection with the formation of these two separate groups, an offer was made to Kværner ASA's shareholders to exchange their shares for direct ownership in Aker Kværner ASA and Aker Yards ASA. A total of 11 264 997 Kværner ASA shares were exchanged, corresponding to 25.2 per cent of the company's shares.

The next important part of the restructuring process started with the decision of Aker RGI Holding AS and Kværner Holding AS, a wholly owned subsidiary of Kværner ASA, to merge. The merger was realised on 29 July 2004 and the new company was converted to a public limited company, taking the name Aker ASA. In the merger, Kjell Inge Røkke and Aker RGI received shares in Kværner ASA as dividend in kind. As an additional consequence of the merger and other related transactions, Aker ASA became the new strategic industrial holding company with direct ownership interests in Aker Kværner ASA and Aker Yards ASA.

When the Aker group was established, Aker ASA's shares were divided into A and B shares. The B shares, which have no voting rights, represent 49 per cent of equity (55.1 per cent adjusted for Aker ASA's own shares). Consequent to Kværner ASA's resolution to distribute dividend in kind, Kværner ASA's shareholders on 6 September 2004 received all the A shares in Aker ASA. On 8 September 2004 Aker ASA's A shares were listed on the Oslo Stock Exchange. See illustration 3 (page 6).

In the period following the described restructuring, focus is still maintained on simplifying the group's structure.

Uncertainty reduced

Kvaerner's balance sheet and portfolio contain a number of inherited, non operational elements of uncertainty. Throughout 2004 the group worked systematically to resolve some of these issues and thereby reduce the uncertainty linked to future development.

During the year approximately 25 long-standing legacy issues were settled. The most important cases are described below. Sensitivities are described in more detail in note 14 to the consolidated accounts.

A settlement was reached in January 2004 in the dispute between Kvaerner US Inc and Equatorial Tonapah Inc, a subsidiary of the Australian mining company Equatorial Mining Ltd. The case concerned a prestudy addressing the feasibility of the development of a copper mine in Nevada, USA. The amount of the settlement was USD 101 million, of which insurance proceeds covered USD 75 million. The settlement had no accounting effect in 2004.

A settlement was also reached in the dispute between Kvaerner US, Inc and PSEG Energy Technologies Asset Management LLC (the McBride case), solving all outstanding claims with PSEG in relation to cost overruns on a chemical plant in New Jersey, USA. The accounting effect of the settlement in 2004 was negative USD 4.5 million.

The Finnish tax authorities have disputed a loss of EUR 68 million, claimed by Kvaerner Finland Oy (ex Kvaerner Pulping Oy) in 1997, to be deducted from taxable income. The lower administrative courts ruled in favour of Kvaerner with regard to EUR 58 million of the loss, but granted petition in relation to EUR 10 million which was added back as taxable income. The tax authorities have appealed the rejection of the EUR 58 million deduction to the Supreme Court.

In October 2004 the EU Commission decided to demand the repayment of subsidies in the amount of EUR 13.3 million plus interest, making a total of about EUR 25.7 million, from Kvaerner Warnow Werft GmbH, a subsidiary of Kværner ASA. The reason for the demand is the EU Commission's claim that excessive subsidies were paid by the German authorities at the time of the privatisation of the yard in 1992. Kvaerner is of the opinion that the subsidies received in the restructuring period were used in accordance with the terms approved by the EU Commission and that there are no grounds for demanding repayment. No provisions have been made in connection with this case beyond provision for legal assistance.

A case concerning claims that capacity restrictions imposed on the yard had been exceeded (the CGT case) was decided in Kvaerner's favour in 2004. The European Court of Justice reversed the EU Commission's decision to demand repayment of subsidies from Aker Warnow Werft GmbH. The court's decision is final and cannot be appealed.

Group structure

Following the restructuring, the group's remaining operational businesses have been significantly reduced, and follow-up of these businesses is conducted directly by the central management in Oslo without any intermediary divisional structures. The one exception is Kvaerner Philadelphia Shipyard, where a management agreement has been entered into with Aker Yards ASA.

The group continues to consist of a number of legal entities. Entities assessed to be redundant are wound up over time.

Operating result for 2004

Kvaerner's operating revenues in 2004 were NOK 20 197 million. The figure is not comparable with 2003 due to the restructuring which took place during the year.

The operating profit before goodwill amortisation (EBITA) was NOK 382 million for the year as a whole.

Non operational items

A series of non operational items have had an impact on the financial statement for 2004. Goodwill amortisation and pension costs without cash effect amounted in total to NOK 320 million. Special items amounted to an overall cost of NOK 284 million, relating to a booked loss on the distribution of A-shares and a gain on the sales of Ellayess and the Engineering & Construction operations in Pittsburgh.

Net financial items amounted to a loss of NOK 409 million in 2004 and include, in addition to interest income and costs, a small loss from related activities and a loss resulting among other factors, from unsecured foreign exchange positions araising from the restructuring process.

The ordinary loss before tax was NOK 479 million. The net loss after tax was NOK 692 million, equivalent to a loss of NOK 16.05 per share.

Investments, financing and liquidity

Kvaerner's cash reserves and short-term interest-bearing receivables totalled NOK 572 million at the end of 2004. This is a reduction of NOK 5 947 million during the year, essentially due to the restructuring.

There was a negative cash flow from operations of NOK 1 046 million for the year as a whole. The group has reduced tied-up capital through the extensive sale of activities and assets. There was a negative cash flow from investment activities of NOK 1 222 million, and a negative cash flow from financing activities of NOK 3 263 million.

The group's net interest-bearing liabilities at the end of 2004 were NOK 247 million.

At 31 December booked equity was NOK 5 121 million and the equity ratio 56.9 per cent.

Group investments in fixed assets totalled NOK 282 million in 2004.

The group's liquidity situation will depend on the progress of solving legacy issues described in the section regarding uncertainties.

The nature of the Kvaerner group's undertakings gives rise to exposures to financial risks, including but not limited to credit-, interest rate- and foreign

Illustration 1

2004	Event
27 February	Resolution of shipbuilding merger
1 March	Three-way restructuring of Kvaerner group made public
19 March	AGM approves three-way restructuring
2 April	Aker Kværner ASA listed on Oslo Stock Exchange
21 May	Exchange offer
1 June	Aker Yards ASA listed Oslo Stock Exchange
29 July	Merger of Aker ASA and Aker RGI Holding AS
6 Sept.	Aker A shares distributed as dividend
8 Sept.	Aker ASA listed on Oslo Stock Exchange

Illustration 2

Kvaerner
Aker Kvaerner
Aker Yards
Other



Kværner ASA
Aker ASA
55.1 %*
21.7 %

Illustration 3

* adjusted for Aker ASA's own shares

exchange risk. The group aims to keep these exposures on an acceptable level and has established policies for managing financial risk exposure. These policies instruct all units to reduce the foreign exchange and interest rate risk through the group's centrally operated treasury function, which covers the risks in the market. The group has no outstanding forward contracts as at 31 December 2004. Credit risk deriving from commercial contracts is locally managed by the business units. Please see note 26 to the consolidated accounts for further information.

Based on firm control on both the operational and non operational challenges, and with reference to the group's economic and financial position, the financial statements for 2004 have been prepared on the assumption that the Kvaerner group is a going concern.

Parent company accounts and cover of losses

The 2004 profit and loss accounts for the parent company, Kværner ASA, show a closing loss after tax of NOK 25.6 million. The company has an equity ratio of 42.5 per cent.

In connection with the restructuring of the group structure during 2004, a significant amount of taxable capital gains were incurred on the hands of Kværner ASA. These capital gains were originally meant to be offset against a deductible loss arising form the restructuring process. As a result of the unexpected introduction of the tax exemption method, which became effective form 26 March 2004, Kværner ASA was denied the use of the deductible loss, which was necessary to absorb the incurred capital gains.

Based on the above, Kværner ASA was forced to apply for tax relief for the incurred capital gains according to the available provisions in the Norwegian Tax Act. The Ministry of Finance has granted tax relief for parts of the incurred capital gains, on terms that imply that any disposal of Aker ASA B-shares in 2005 will trigger tax in Kværner ASA and correctional tax will be triggered on the hands of Kværner ASA in the event dividends are distributed to the shareholders in 2005. The portion of the incurred taxable capital gains which are not included in the tax relief, have been offset against available loss carry forwards within the group in order to avoid payable tax for 2004.

The Board recommends that the loss should be covered by other equity.

Other issues

Health, safety and environment

Following the restructuring in 2004, there are a total of 3 219 employees in the Kvaerner group (including agency personnel). Kværner ASA has seven employees. No sick leave or injuries were registered in this period. The working environment is good. The activities in Kværner ASA do not cause harm to the external environment. Equality of opportunity is considered to be satisfactory and therefore no further improvement measures have been initiated.

The companies in the Kvaerner group have their own control routines for reporting and complying with health, safety and environment requirements. No serious accidents have been reported in the group. Measures to reduce the incident frequency are introduced within mechanical and shipbuilding businesses reporting the highest figures. In order to comply with prevailing environmental requirements, the group continuously assesses the need for improvement programmes. The activities in the group do not represent any additional detrimental effect to the environment beyond that which is normal for comparable activities.

Ownership

Kværner ASA is a public listed company whose shares are traded on the Oslo Stock Exchange. The number of shares issued is 44 131 354. On 31 December 2004 the company had 20 259 registered shareholders. The 20 largest shareholders together owned 83.4 per cent of the shares. The major shareholder, TRG Holding AS, owned 52.22 per cent of the shares. In addition, TRG Holding AS through Aker ASA controls 21.66 per cent of the shares in Kværner ASA.

Aker ASA has proposed a dividend for 2004 distributing the entire shareholding in Kværner ASA to their shareholders. The suggested dividend will increase TRG Holding AS' direct ownership from 52.22 to 66.7 per cent.

Corporate governance

In December 2004 a Norwegian national recommendation for Corporate Governance was issued. The company's own corporate governance practice is already essentially in accordance with the basic principles of the recommendation. However, as the recommendation is implemented and applied, adjustments in the business and ownership structure will have to take place. The Board expects that some simplification and modification will be involved, though without breaking with the basic principles of the recommendation.

Kværner ASA's main vision is to maximise values and distribute the net equity value to its shareholders over the short term. During this period it will work to create value for the shareholders in the form of dividends and a higher share price. The Board will regularly assess dividend opportunities based on the company's financial position and the commitment towards creditors.

Kvaerner wishes to safeguard its industrial heritage by finding long-term solutions for the remaining businesses which satisfy employees, creditors, customers and shareholders.

Kjell Inge Røkke is the main shareholder in Kværner ASA. Being an active owner, he participates in the development of the group. His presence and active ownership is regarded as important in creating value in the group and is in full compliance with the corporate governance principles.

At an extraordinary general meeting on 2 July 2004 the shareholders elected the following directors to the Board: as chairman, Lone Fønss Schrøder, previously member of the management and the board of A P Møller-Mærsk, now holding a number of directorships in boards of Scandinavian companies; as deputy chairman, Bjarne Borgersen, partner in Borgersen & Partners AS; and as directors, Jan O Froshaug, previously President and CEO of the Egmont group, Svein Sivertsen, senior executive vice president of SINTEF, and Kjell Inge Røkke.

Kjell Inge Røkke directly or indirectly controls 67.8 per cent of the shares in the group and is the main shareholder of the company. Røkke is chairman of the board of Aker ASA. Lone Fønss Schrøder sits on the board of Aker ASA, Bjarne Borgersen on the board of Aker Seafoods AS and Mr Sivertsen on the board of Aker Yards ASA.

During 2004, there has been a need and a desire to involve the chairman in processes beyond that which is normally expected from a board member. Lone Fonss Schrøder has been compensated for the engagement. Kjell Inge Røkke has also been paid consultancy fee for extra work in addition to the board engagement. (The remunerations are further described in note 4 to the parent company accounts). Through Borgersen & Partners AS, Bjarne Borgersen has been engaged by Aker Seafood AS and Aker ASA in 2004. Otherwise the Board members does not have any particular relation to the company or the company's main shareholder.

At the extraordinary general meeting 2 July, the shareholders were informed of a dialogue with the employees regarding changes in the employee representation in the group Boards. Following final approval by the industrial democracy board in November 2004, the three employee representatives resigned from the Board of Kværner ASA.

Also at the extraordinary general meeting the nomination committee was re-elected for a period of two years until 2006, and consists of Knut T Traaseth, adviser at GCI Monsen, Gerhard Heiberg, self-employed, and Mr Røkke. The chairman is Mr Traaseth.

Since 10 September 2004 Leif Chr. Salomonsen has been President and CEO of Kværner ASA. Until 7 March 2004, Helge Lund was CEO of the group and in the period after the three-way restructuring and until the appointment of Mr Salomonsen, Mr Røkke was the CEO.

KPMG has been the company's auditor since the financial year 2000. Details of the auditor's fee and other remuneration are given in note 5 to the parent company accounts.

Events after year-end

In February 2005, Kvaerner Philadelphia Shipyard signed a contract with Matson Navigation Company, Inc (Matson) for the sale of two container vessels currently under construction at the yard. With the effect of the contract, the yard reported a profit for 2004 and a solid basis is in place for further productivity improvements.

Outlooks

Kvaerner has implemented a series of measures to improve productivity and increase profitability in the operational units. These measures will be sustained and are expected to improve the operating results of the businesses.

Challenges faced by the group in 2004 include Kvaerner Philadelphia Shipyard Inc (KPSI). With the sale to Matson, prospects for Kvaerner Philadelphia Shipyard look significantly better. With further productivity improvements and developments of the yard, it is expected that KPSI could represent a significant asset.

Positive developments have taken place in the markets for Kvaerner's operational businesses and the order reserves for the group's operating businesses are satisfactory.

The order reserve for Kvaerner IMGB is NOK 258 million, an increase from NOK 168 million at the end of 2003. The significant increase has resulted in delivery challenges and delays, issues which are given high priority for improvement during 2005. AK Heavy Engineering, Sheffield, UK, reports an order reserve of NOK 98 million, up from NOK 60 million at end of 2003.

The UK service companies have secured their revenues for 2005. The situation is regarded satisfactory for Ellayess Inc.

In 2005 Kvaerner's results will continue to depend on the group resolving non operational legacy issues. Many such issues were solved in 2004, and the group is working systematically in solving the outstanding commitments in a satisfactory manner. Of the remaining non operational commitments, Sea Launch is regarded as the most significant.

Oslo, 7 March 2005
The Board of Directors Kværner ASA

Lone Fønss Schrøder
(Chairman)

Bjarne Borgersen
(Vice Chairman)

Jan O. Froshaug

Kjell Inge Røkke

Svein Sivertsen

Leif Chr. Salomonsen
(President & CEO)

Accounts and notes

Contents

Group Consolidated

Parent company

Consolidated profit and loss account

1 January – 31 December

Amounts in NOK million	*Note*	2004	2003	2002
Operating revenues	6	20 197	38 988	43 643
Materials, goods and services		11 285	22 502	27 790
Salaries, wages and social security costs	15, 17	6 474	12 452	12 536
Other operating expenses		1 816	3 278	2 005
Depreciation and amortisation	12	408	848	885
Total operating expenses		19 983	39 080	43 216
Operating profit(+) / loss(-) before exceptional items		214	-94	427
Exceptional items	6	-284	-463	124
Operating profit(+) / loss(-)		-70	-557	551
Net financial items	18	-409	-372	516
Profit(+) / loss(-) before tax		-479	-929	1 067
Tax	13	-213	-69	-190
Net profit(+) / loss(-)		-692	-998	877
Minority interests		20	4	2
Majority share	4	-712	-1 002	875
Average number of shares [1]	4	44 355 258	44 706 696	40 263 203
Earnings per share [2]		-16.05	-22.41	21.73

1) See note 4 for the development in number of shares and changes in average number of shares.

2) Majority share of net profit(+) / loss(-) / average number of shares. There were potentially no securities with potential dilution effects at 31 December 2004.

Consolidated balance sheet

As at 31 December

Amounts in NOK million	Note	2004	2003	2002
Assets				
Fixed assets:				
Deferred tax assets	7, 13	243	922	855
Goodwill, etc	7, 12	-	4 386	4 649
Total intangible fixed assets		243	5 308	5 504
Total tangible fixed assets	7, 12	483	2 965	3 440
Other long-term receivables	7, 17	2 169	2 297	2 461
Interest-bearing long-term receivables	21, 22	139	224	258
Long-term investments	19, 20	3 077	1 050	987
Other long-term financial assets	19	389	624	506
Total financial assets		5 774	4 195	4 212
Total fixed assets		6 500	12 468	13 156
Current assets:				
Interest-bearing short-term receivables and investments	19, 21	5	446	310
Other current operating assets	7, 8	1 926	12 252	12 600
Cash and bank deposits	21	567	6 073	4 617
Total current assets		2 498	18 771	17 527
Total assets		8 998	31 239	30 683
Liabilities and shareholders' equity				
Equity:				
Capital paid in	4	10 096	12 198	12 198
Accumulated profit / loss	4	-4 979	-4 283	-3 844
Minority interests		4	64	118
Total equity incl. minority interests		5 121	7 979	8 472
Liabilities:				
Deferred tax liabilities	7, 13	776	841	932
Other long-term liabilities	7	82	815	844
Total long-term liabilities		858	1 656	1 776
Subordinated debt		-	3 946	3 901
Interest-bearing long-term borrowings	21, 23, 24	499	3 604	4 031
Total long-term borrowings		499	7 550	7 932
Interest-bearing short-term borrowings	21, 23, 24	459	620	538
Other current operating liabilities	7, 9	2 061	13 434	11 965
Total current liabilities and short-term borrowings		2 520	14 054	12 503
Total liabilities		3 877	23 260	22 211
Total liabilities and shareholders' equity		8 998	31 239	30 683

Oslo, 7 March 2005
The Board of Directors Kværner ASA

Lone Fønss Schrøder
(Chairman)

Bjarne Borgersen
(Vice Chairman)

Jan O. Fosshaug

Kjell Inge Røkke

Svein Sivertsen

Leif Chr. Salomonsen
(President & CEO)

Consolidated statement of cashflow

1 January – 31 December

Amounts in NOK million	Note	2004	2003	2002
Cashflow from operating activities				
Profit(+) / loss(-) before tax		-479	-929	1 067
Tax paid		-139	-168	-142
Depreciation and amortisation		408	848	885
Profit on the disposal of businesses and fixed assets		-268	-138	-152
Exceptional items / restructuring provisions		284	305	458
Write-down of long-term investments		148	-	-
Profit(-) / loss(+) from associated companies and limited partnerships		11	39	70
Changes in other net operating assets	B	-1 011	1 591	-2 168
Net cashflow from operating activities		-1 046	1 548	18
Cashflow from investing activities				
Acquisition of businesses-net of net cash acquired	A	-2 100	-	-800
Purchase of fixed assets		-282	-549	-601
Disposal of fixed assets		268	561	135
Cash from sales of businesses	B	640	20	-179
Changes in other assets		234	-46	-56
Changes in interest-bearing short-term receivables		18	-135	125
Changes in interest-bearing long-term receivables		-	-1	3
Net cashflow from investing activities		-1 222	-150	-1 373
Cashflow from financing activities				
Deconsolidation		-5 345	-	-
Proceeds from long-term loans		215	64	4
Proceeds from short-term loans		3 056	159	177
Repayment of long-term loans		-3 083	-416	-114
Repayment of short-term loans		-128	-35	-
Proceeds from issue of share capital (incl. share premium)		2 022	-	3 300
Net cashflow from financing activities		-3 263	-228	3 367
Translation adjustments		25	286	-277
Net decrease(-)/ increase (+) in cash and bank deposits		-5 506	1 456	1 735
Cash and bank deposits as at 1 January		6 073	4 617	2 882
Cash and bank deposits as at 31 December	21	567	6 073	4 617

A-Acquisition of new businesses
The cashflow from the acquisition of businesses is presented as cash paid for the shares net of cash acquired.

B-Sales of businesses	2004	2003	2002
Cash received	640	21	1
Cash sold	-	-29	-258
Net interest-bearing items taken over by buyers	-	28	78
Net cash	640	20	-179

Notes to consolidated accounts

Note 1 • Statement of Accounting Principles

General
The accounts of Kværner ASA are presented in conformity with Norwegian legislation and Norwegian generally accepted accounting principles, including the transaction, accrual, matching, prudence and congruency principles. In cases of uncertainty, best estimates are utilised and the effects of hedging are taken into consideration. The accounts are prepared under consistent principles and in accordance with the going concern assumption.

Comparative information
The comparative information for 2003 and 2002 included in the consolidated financial statements are those which were disclosed in the 2003 Annual Report. Consequently, the comparatives do not reflect the restructuring of the group which has taken place in 2004. A description of the restructuring and pro forma information is described in note 3.

Consolidation principles

Consolidated companies
The consolidated accounts comprise the company and all the subsidiaries in which the parent company directly or indirectly has the ability to control the decision making process. The results of companies acquired / sold during the year are included from / to the date of acquisition / sale. Subsidiaries acquired with the intention of disposal within twelve months are not consolidated.

Elimination of intra-group transactions
All material transactions, profits and balances between companies in the group are eliminated.

Elimination of shares in subsidiaries
Shares in group companies are eliminated in the consolidated accounts using the purchase method. The difference between the purchase price of the shares and the book value of the net assets acquired as at the acquisition date is analysed. Any excess of the cost of the acquisition over fair value of net identifiable assets is recognised as goodwill. Goodwill is amortised in the income statement in accordance with the underlying assumptions in the purchase consideration but with no less than 5 per cent annually.

Translation of foreign subsidiary accounts
Profit and loss accounts of non-Norwegian subsidiaries are translated to Norwegian kroner (NOK) using the average exchange rates for the year. The balance sheets of non-Norwegian subsidiaries are translated to NOK at the year-end exchange rates. Differences arising from varying rates of exchange compared to exchange rates at the year-end are taken to reserves. The same applies to the effect of exchange rate fluctuations on loans in the subsidiaries' reporting currencies, which were raised to hedge the balance sheet value of the group's investment in the subsidiaries.

Associated companies
Associated companies are undertakings in which the group holds between 20 and 50 per cent of the voting shares and is in a position to exercise considerable influence. The group's investments in associates include goodwill indentified on acquisition. Investments in associated companies are accounted for in accordance with the equity method. The group's share of the results is based on the company's profit after tax less amortisation of acquisition costs in excess of the book value of equity. Profits in associated companies are included within the financial income caption in the consolidated accounts and included in the balance sheet under long-term investments.

Valuation and classification principles

Current assets and liabilities
Items in the operating cycle and items falling due within one year are classified as current assets and liabilities.

Cash and bank deposits
Cash and bank deposits include monetary instruments with original maturities of 90 days or less.

Shares
Investments in shares are valued at the acquisition cost and written-down to fair value unless the reduction in fair value is considered to be temporary.

Contracts
Engineering and construction contract revenues are recognised using the percentage of completion method, based primarily on contract cost incurred to date compared to estimated contract costs. Losses on contracts are fully recognised when identified. Accumulated income is classified as operating income in the profit and loss account. Contracts in progress are classified as short-term receivables. Payments by customers are deducted from the value of contracts under the same contract or, to the extent they exceed this value, disclosed as advances from customers.

Inventories
Raw materials and components are valued at the lower of purchase cost and net realisable value. Work in progress and finished goods are valued at the lower of production cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses.

Provisions
A provision is recognised in the balance sheet when the group has a current legal or constructive obligation as the result of a past events and it is probable that an outflow of economic benefits will be required to settle the obligation. Any probable losses for future work on construction contracts have been expensed and are classified as accrued costs / provisions in the balance sheet.

Maintenance
Maintenance costs are expensed as incurred. Upgrading and replacements of fixed assets are capitalised.

Fixed assets / depreciation
Fixed assets are stated at historical cost net of accumulated depreciation or at estimated fair value if this is less than the book value and the decline in fair value is not perceived as temporary. Depreciation is provided on a straight-line basis at rates calculated to amortise each asset over its expected economic life. Profits or losses on the disposal of fixed assets in the ordinary course of business are included in operating profit.

Impairment of long-lived assets
Goodwill and other tangible and intangible fixed assets are evaluated for impairment when events or circumstances indicate that the carrying amounts may not be recoverable. These evaluations are based on comparisons of the assets, carrying values to fair values, which are generally based on discounted future cash flows. An asset's carrying value is written-down to its value in use amount if the asset's carrying amount is greater than its estimated recoverable amount.

Accounts receivable and payable in foreign currency
Assets and liabilities in foreign currency are valued at year-end exchange rates.

Leasing
Leasing contracts are classified as financial or operational. A finance lease is a leasing contract whereby the main risks and rewards attributable to the ownership of an asset are transferred to the lessee. A finance lease is accounted for as if the asset is acquired and depreciated accordingly, while the lease obligation is accounted for as a long-term interest-bearing liability.

Retirement benefit costs and provision for retirement benefits
Some group companies have retirement benefit plans that give the employees a right to receive future benefits upon termination of service (Defined Benefit Plans). The benefits are determined by a formula based on the number of years of service and the expected salary upon retirement. The retirement benefit cost is derived from assumptions regarding the discount rate, expected future salary increases and regulations of future benefits. The effect of changes in assumptions and valuations are taken into account when they exceed 10 % of the highest of the gross pension liability and the pension asset. The profit and loss effects of such changes are recognised over the expected remaining average working lives of employees. Some subsidiaries also have Defined Contribution Plans. Contributions to these plans are expensed as incurred.

Deferred tax
Deferred tax is calculated on timing differences affecting future taxable income. Deferred tax on operations is calculated using the appropriate tax rate as of the balance sheet date. Tax assets are calculated based on tax- reducing temporary differences and tax losses carried forward, taking into account the probability of sufficient future taxable income. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The tax cost includes taxes payable and the change in deferred tax liabilities / assets.

Government grants
Government grants received, but not yet used, are disclosed under short-term or long-term debt in the balance sheet. Fixed assets financed by government grants are not capitalised.

Segment reporting
A segment is a distinguishable part of the group that is engaged either in providing products or services (business area), or in a providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Exceptional items
Exceptional items comprise:

- material gains / losses on sale of businesses,
- material restructuring expenses related to discontinuing businesses which are identifiable, quantifiable and based on firm commitments, and which are not covered by related revenues, and
- other material special items which are either unusual or not expected to recur frequently or regularly.

Cashflow statement
The indirect model is used in the preparation of the cashflow statement. Cashflow from investing and financing activities are disclosed gross, while the cashflow from operating activities is reported net and reconciled with the accounting result.

Note 2 ▪ Transition to International Financial Reporting Standards (IFRS) (Unaudited)

The consolidated accounts of Kværner ASA will from 1 January 2005 comply with IFRS, with comparative figures for 2004.

Kvaerner's financial statements have been prepared in accordance with Norwegian legislation and generally accepted accounting principles in Norway (NGAAP). Norwegian Accounting Standards have for a number of years been developed to be consistent with IAS / IFRS. Consequently, one would now expect to find differences to IFRS mainly with respect to areas where IFRS has changed recently.

The investment in Aker shares is held on the balance sheet at NOK 2 979 million, corresponding to NOK 70.26 per share. As Aker is a listed company, IFRS requires that shares in listed companies shall be carried on the balance sheet at their listed value, which was NOK 62 as at 30 December 2004. The corresponding write-down will be NOK 350 million. The write-down will not affect the profit and loss statement as the shares are classified as "available for sale" and consequently, fluctuations in the listed value would be reflected directly in equity. The share price had increased to NOK 69.50 by the first day of trading in 2005 and by the end of February the share price had increased to NOK 83.75.

Pension obligations result mainly from the acquisition of Trafalgar House in 1996 and there is sufficient data available for the actuaries to calculate IFRS numbers as if IFRS had always been in use. Kvaerner has therefore chosen retrospective implementation of IFRS and there will be no major changes for the pension figures.

IFRS sets more extensive requirements with respect to financial instruments than NGAAP. It is assumed that this will have both disclosure and classification effects. It is not expected to significantly alter the result or the reported equity.

An internal review relating to IFRS transition has been ongoing since 2003. The project will be completed during first quarter 2005, in time for first quarter reporting.

Note 3 ▪ Restructuring and pro forma information

Restructuring of the Kvaerner group in 2004

In 2004, the Kvaerner group carried out a comprehensive restructuring process, which amongst others led to the establishment of the Aker Kvaerner group, the Aker Yards group and the Aker group. The restructuring process also included an important refinancing and debt restructuring through which the group repaid the 3 year bond loan, transferred the 10 year bond loan to the Aker Kvaerner group and established new external financing of the activities directly through the operative group companies.

This restructuring process was initiated with the establishment of the Aker Kvaerner group and the Aker Yards group, which was publicly announced 1 March 2004.

Through the establishment of the Aker Kvaerner group, Kvaerner created a new group for the two business areas, oil & gas and engineering & construction. The group was organised with Aker Kværner ASA as the parent company, which subsequent to a public offering was listed on the Oslo Stock Exchange 2 April 2004.

The Aker Yards group was established through a merger between the shipbuilding activity of the Kvaerner group (Shipbuilding) and Aker Yards AS, and organised under the parent company Aker Yards ASA. Aker Yards ASA was listed on the Oslo Stock Exchange 1 June 2004.

Following the establishment of these two separate group structures the shareholders in Kværner ASA were offered to exchange their shares in Kværner ASA for direct ownership in Aker Kværner ASA and Aker Yards ASA.

Furthermore, it was decided to merge Aker RGI Holding AS and Kværner ASA's fully owned subsidiary, Kværner Holding AS. The merger was completed 29 July 2004, after which the merged company was converted into a public limited liability company and renamed Aker ASA. Through the merger and other related transactions Aker ASA was established as a significant industrial holding company, owning (amongst other investments) the group's shareholdings in Aker Kværner ASA and Aker Yards ASA.

Following the establishment of the Aker group the shares in Aker ASA were divided into A-shares and B-shares, the B-shares being shares without voting rights and representing 49% (55.1% adjusted for Aker ASA's own shares) of the total share capital in the company. Shareholders in Kværner ASA received 6 September 2004 all the A-shares in Aker ASA as dividend in kind, and on 8 September 2004 the A-shares of Aker ASA were listed on the Oslo Stock Exchange.

The restructuring is decribed in the Board of Directors'

Discontinued Businesses

As a result of the restructurering Aker Kvaerner was deconsolidated from the group 30 June 2004. The figures below are pro forma as described in the Aker Kvaerner Board of Directors report. The shipyards Kvaerner Masa Yards and Aker Ostsee (40 %) (Shipbuilding) were deconsolidated 31 March 2004. Shipbuilding figures show historical figures for the deconsolidated shipyards.

Consolidated profit & loss account

Amounts in NOK million	Aker Kvaerner (pro forma) 2004[1]	2003	2002	Shipbuilding 2004[1]	2003	2002
Operating revenues	16 572	31 327	34 140	673	6 137	8 781
Operating expenses	16 233	30 972	34 264	674	5 440	8 145
Operating profit(+) / loss(-) before exceptional items	339	355	- 124	- 1	697	636
Exceptional items	-	- 452	- 271	-	-	495
Operating profit(+) / loss(-)	339	- 97	- 395	- 1	697	1 131
Net financial items	- 179	- 241	341	10	- 64	- 84
Profit(+) / loss(-) before tax	160	- 338	- 54	9	633	1 047
Tax	- 46	- 10	- 127	2	- 50	- 72
Net profit(+) / loss(-)	114	- 348	- 181	11	583	975

1) The 2004 figures for Aker Kvaerner are for the period 1 January to 30 June and the 2004 figures for Shipbuilding are for the period 1 January to 31 March.

Balance sheet

Amounts in NOK million	Aker Kvaerner (pro forma) 2004[1]	2003	2002	Shipbuilding 2004[1]	2003	2002
Assets						
Fixed assets:						
Intangible fixed assets	4 523	4 627	4 788	-	-	-
Tangible fixed assets	1 346	1 422	1 873	825	825	790
Financial assets	202	242	302	736	731	718
Total fixed assets	6 071	6 291	6 963	1 561	1 556	1 508
Current assets:						
Interest-bearing short-term receivables and investments	2	-	-	-	-	-
Other current operating assets	10 807	8 924	8 977	1 125	1 741	2 286
Cash and bank deposits	3 275	3 558	3 337	2 070	1 661	644
Total current assets	14 084	12 482	12 314	3 195	3 402	2 930
Total assets	20 155	18 773	19 277	4 756	4 958	4 438
Liabilities and shareholders' equity						
Total equity	2 145	2 031	1 953	2 788	2 785	2 607
Liabilities:						
Deferred tax liabilities	4	7	4	45	29	54
Other long-term liabilities	474	454	561	187	313	12
Long term borrowings	7 182	7 079	6 976	-	-	-
Total long-term liabilities	7 660	7 540	7 541	232	342	66
Interest-bearing short-term borrowings	23	6	1 000	178	187	424
Other current operating liabilities	10 327	9 196	8 783	1 558	1 644	1 341
Total current liabilities and short-term borrowings	10 350	9 202	9 783	1 736	1 831	1 765
Total liabilities	18 010	16 742	17 324	1 968	2 173	1 831
Total liabilities and shareholders' equity	20 155	18 773	19 277	4 756	4 958	4 438

1) The 2004 figures for Aker Kvaerner are as at 30 June and the 2004 figures for Shipbuilding are as at 31 March.

Cashflow

Amounts in NOK million	Aker Kvaerner (pro forma) 2004[1]	2003	2002	Shipbuilding 2004[1]	2003	2002
Net cashflow from operating activities	- 104	748	- 172	593	1 647	1 744
Net cashflow from investing activities	- 101	- 8	- 59	- 32	- 73	- 196
Net cashflow from financing activities	- 69	- 757	- 301	- 139	- 707	-1 360
Translation adjustments	- 9	238	57	- 13	150	- 71
Net decrease(-) / increase (+) in cash and bank deposits	**- 283**	**221**	**- 475**	**409**	**1 017**	**117**
Cash and bank deposits as at start of period	3 558	3 337	3 812	1 661	644	527
Cash and bank deposits as at end of period	**3 275**	**3 558**	**3 337**	**2 070**	**1 661**	**644**

1) The 2004 figures for Aker Kvaerner are for the period 1 January to 30 June and the 2004 figures for Shipbuilding are for the period 1 January to 31 March.

Pro forma information

Amounts in NOK million	2004	2003	2002
Operating revenues			
Kvaerner	20 197	38 986	43 643
Aker Kvaerner	16 572	31 327	34 140
Shipbuilding	673	6 137	8 781
Kvaerner excl. discontinued businesses	**2 952**	**1 522**	**722**
EBITA			
Kvaerner	382	236	723
Aker Kvaerner	506	670	196
Shipbuilding	-1	697	636
Kvaerner excl. discontinued businesses	**-123**	**-1 131**	**-109**
Profit before tax			
Kvaerner	-479	-929	1 067
Aker Kvaerner	160	-338	-54
Shipbuilding	9	633	1 047
Kvaerner excl. discontinued businesses	**-848**	**-1 224**	**74**
Net operating assets			
Kvaerner	1 902	7 732	10 264
Aker Kvaerner	-	5 422	6 425
Shipbuilding	-	936	1 764
Kvaerner excl. discontinued businesses	**1 902**	**1 374**	**2 075**

Note 4 ▪ Shareholders' equity

Amounts in NOK million	Number of shares	Capital paid in	Net profit(+) / loss(-)	Translation differences	Total
31 December 2001	**106 633 916**	6 098	- 2 832	- 1 348	1 918
Net profit (+) / loss (-)			875	-	875
Directed offering [2]	250 000 000	2 000	-	-	2 000
Rights offering [2]	187 500 000	1 500	-	-	1 500
Merger 8 March 2002 [2]	350 000 000	2 800	-	-	2 800
Issue costs		-200	-	-	- 200
Translation differences			-	- 539	- 539
31 December 2002	**894 133 916**	**12 198**	**- 1 957**	**- 1 887**	**8 354**
Net profit (+) / loss (-)			- 1 002	-	- 1 002
Translation differences			-	563	563
31 December 2003 [1]	**44 706 696**	**12 198**	**- 2 959**	**- 1 324**	**7 915**
Net profit (+) / loss (-)		-	- 712	-	- 712
Share issue [3]	10 689 655	1 548	-	2	1 550
Share swap [4]	-11 264 997	- 914	-	-	- 914
Dividend [5]		- 2 736	-	-	- 2 736
Translation differences		-	-	14	14
31 December 2004	**44 131 354**	**10 096**	**- 3 671**	**- 1 308**	**5 117**

	2004	2003	2002
Number of shares at year-end	44 131 354	44 706 696	894 133 916
Average number of shares [1]	44 355 258	44 706 696	805 264 053

1) The General Meeting on 6 May 2003 resolved to carry out a reverse split of the share capital in the ratio 20:1 and as a result 4 new shares were issued. The share capital of Aker Kvaerner ASA as at 31 December 2003 was 44 706 696 shares with a nominal value of NOK 20 per share. The corresponding average number of shares for 2002 was 40 263 203.

2) An extraordinary shareholders' meeting on 19 December 2001 approved a refinancing plan that lead to an increase in equity of NOK 6.3 billion by means of issuing new shares in 2002.

3) New shares with a fair value of NOK 1 548 million were issued as consideration to the earlier owners of Aker Yards AS in the merger with Kvaerner Shipbuilding AS. The merged company was renamed Aker Yards ASA and was listed at the Oslo Stock Exchange from 1 June 2004.

4) Following the restructuring of Kvaerner (see note 3) and the listing of the Aker Kvaerner ASA shares, Kvaerner ASA offered its shareholders to swap their Kvaerner ASA shares for 0.6186 shares in Aker Kvaerner ASA and 0.3814 shares in Aker Yards ASA. Many shareholders accepted the offer and Kvaerner ASA received 11 264 997 of its own shares. These shares were netted against the share capital, reducing the number of outstanding shares to 44 131 354 from 20 May 2004.

5) Following the close of the second quarter accounts the Board of Directors proposed to distribute 51 % of the shares in Aker ASA as dividend to the shareholders. The remaining 49% of the Aker ASA shares are without ordinary voting rights. The proposal was approved by an extraordinary shareholders' meeting 2 July 2004. Aker ASA was at the same time listed on Oslo Stock Exchange at a price of NOK 62 per share, which is also used to value the dividend.

Note 5 ▪ Significant transactions

5.1 Acquisitions and disposals

The following acquisitions and disposals have been consolidated since 1 January 2002. All acquisitions have been accounted for in accordance with the acquisition method.

Acquisitions:	Disposals:
2004	**2004**
There were no material acquisitions in 2004	• Restructuring of Kvaerner group with Aker Yards and Aker Kvaerner ASA, see note 3. • Ellayess (December) • Kvaerner Engineering & Construction, Pittsburgh operations (December) **Total cash proceeds NOK 0.3 billion**
2003	**2003**
There were no material acquisitions in 2003	• Other activities: Hangfa (January) • Other activities: Focne (January) **Total cash proceeds NOK 0.0 billion**
2002	**2002**
Merger with former Aker Maritime Oil and Gas business (March)	• E&C: Heurtey (September) • E&C: South Africa (December) • Shipbuilding: Kvaerner Warnow Werft (December), amalgamation with Aker MTW whereby Aker Kvaerner received 40% of the combined entity Aker Ostsee. **Total cash proceeds NOK 0.0 billion**

5.2 Related party transactions

The ultimate holding company for the group, TRG Holding AS, is controlled by Kjell Inge Røkke. All entities controlled by Kjell Inge Røkke are considered related parties with regard to the Kværner ASA group.

In accordance with recommended accounting practice, information regarding significant related party transactions, benefits and agreements should be disclosed where such information would assist users of the financial statements in their understanding of the activities of the Kværner ASA group. Restructurering of the Kvaerner group is further described in note 3.

At year-end, the group had NOK 67 million short-term receivable from Aker Kværner ASA, net of interest-bearing loans to Aker Kværner E&C group AS of NOK 45 million (two year loan with interest rate 6.5%).

Clavis Maris Finlandia OY has a NOK 182 million long-term interest-free receivable from Aker Yards, related to unpaid group contribution. The loan matures in 2010.

Kværner ASA has a short-term interest-free receivable from Aker ASA of NOK 14 million.

Final pro and contra settlement

Kværner ASA and Aker Kværner ASA have agreed on a post-restructuring pro and contra settlement which concludes all issues still outstanding after the demerger in 2004. As part of the settlement, the parties transferred Kvaerner Engineering & Construction, Pittsburgh operations and the company Ellayess from Kværner ASA to Aker Kværner ASA in the fourth quarter 2004.

Sale of Kvaerner Engineering & Construction, Pittsburgh operations

31 December 2004 Aker Kvaerner Metals Inc. a wholly owned subsidiary of Aker Kværner ASA, purchased the Pittsburgh operations, a division of Kvaerner US Inc, a wholly-owned subsidiary of Kværner ASA for a consideration of approximately USD 8.1 million.

Sale of Ellayess

Aker Kværner AS, a subsidiary of Aker Kværner ASA, has purchased the Ellayess business from Kvaerner E&C plc, a wholly-owned subsidiary of Kværner ASA, for a total consideration of NOK 284 million, subject to certain adjustments e.g changes in working capital. At 31 December 2004, NOK 32 million is payable from Aker Kværner ASA to Kværner ASA in connection with the acquisition.

Labour services

Kvaerner Oil & Gas Resources Ltd, Kvaerner E&C Resources Ltd and Kvaerner Shared Resources Ltd, all of which are wholly-owned subsidiaries of Kværner ASA, have entered into labour service agreements with subsidiaries of Aker Kværner ASA whereby they will provide services to the Aker Kvaerner companies in question. The services are being provided on arm's length terms.

Properties

Companies in the Aker Kvaerner group use certain properties, which are formally leased by companies in the Kvaerner group and vice versa. The parties have entered into lease agreements for such properties. The terms and conditions of such leases, including payment, are based on arm's length principles. Aker Kvaerner has counter indemnified certain lease agreements in Norway.

Group Services

Aker Kværner ASA have agreed to provide Kværner ASA head office services, such as accounting and treasury. These services will be terminated as soon as Kværner ASA has established its own staff functions.

Other transactions

Kværner ASA and Aker Yards ASA has an agreement for the management of the Philadelphia Shipyard, whereby Aker Yards provides resources and shipping expertese for the business. The management fee in 2004 was approximately NOK 4 million.

Kværner ASA purchases services and rents office space at Aker Brygge from Aker ASA. All such servics are being provided on an arm's length basis.

Note 6 ▪ Segment information

Segment information is prepared based upon the 2004 business sectors of the Kværner ASA group. The figures for Aker Kvaerner is the total of Oil & Gas and E&C, whilst Shipbuilding is the former shipbuilding adjusted for the shipyard Philadelphia.

6.1 Business areas

For 2004

Amounts in NOK million	Operating revenues	Depreciation / Amortisation	EBITA	Operating profit	Investments in fixed	Net short-term operating assets	Net long-term operating assets[1]	Net operating assets
Kvaerner group	3 524	62	- 123	- 124	77	- 135	2 037	1 902
Aker Kvaerner group [2]	16 572	320	506	339	178	-	-	-
Shipbuilding [2]	673	26	- 1	- 1	27	-	-	-
Total before exceptionals	20 769	408	382	214	282	- 135	2 037	1 902
Exceptional items [3]	-	-	-	- 284	-	-	-	-
Eliminations	- 572	-	-	-	-	-	-	-
Total	20 197	408	382	- 70	282	- 135	2 037	1 902

1) Net long-term operating assets including deferred tax asset and pension prepayment of NOK 213 million and NOK 2 169 million respectively.
2) Results of Aker Kvaerner group and Shipbuilding prior to reconstruction of the group (see note 3).
3) The exceptional items include the loss on the dividend of shares in Aker ASA of NOK 475 million and the gains on sale of the Ellayess and Pittsburgh operations with NOK 143 million and NOK 48 million respectively.

For 2003

Amounts in NOK million	Operating revenues	Depreciation / Amortisation	EBITA	Operating profit	Investments in fixed	Net short-term operating assets	Net long-term operating assets	Net operating assets
Kvaerner group	2 110	92	-1 290	-1 305	91	- 720	2 874	2 154
Aker Kvaerner group	33 249	629	829	514	413	- 570	5 212	4 642
Shipbuilding	6 137	127	697	697	45	108	828	936
Total before exceptionals	41 496	848	236	- 94	549	-1 182	8 914	7 732
Exceptional items [2]	-	-	-	- 463	-	-	-	-
Eliminations	-2 510	-	-	-	-	-	-	-
Total	38 986	848	236	- 557	549	-1 182	8 914	7 732

1) Net long-term operating assets including deferred tax asset and pension prepayment of NOK 922 million and NOK 2 297 million respectively.
2) The exceptional items include the settlements of Equatorial of NOK 330 million and other disputes within E&C of NOK 90 million. Restructuring costs for Kvaerner Philadelphia Shipyard of NOK 43 million are also included.

For 2002

Amounts in NOK million	Operating revenues	Depreciation / Amortisation	EBITA	Operating profit	Investments in fixed	Net short-term operating assets	Net long-term operating assets	Net operating assets
Kvaerner group	-938	184	-161	- 151	122	- 605	3 946	3 341
Aker Kvaerner group	36 739	546	248	- 58	393	269	4 890	5 159
Shipbuilding	8 781	155	636	636	86	971	793	1 764
Total before exceptionals	44 582	885	723	427	601	635	9 629	10 264
Exceptional items [2]	-	-	-	124	-	-	-	-
Eliminations	- 939	-	-	-	-	-	-	-
Total	43 643	885	723	551	601	635	9 629	10 264

1) Net long-term operating assets include deferred tax asset and pension prepayment of NOK 855 million and NOK 2 461 million respectively.
2) The exceptional items include sales gains of NOK 115 million and net exceptional income of NOK 9 million.
3) Includes an adjustment relating to the first two months of operations in 2002 prior to the merger of Aker Maritime's oil and gas business with Kvaerner's Oil and Gas business area.

6.2 Geographic segments

The table below is based upon the location of group operations:

Amounts in NOK million	Norway	United Kingdom	Rest of Europe	North America	Asia	Rest of the world	Kvaerner group	Discontinued businesses[1]	Total
For 2004									
Total operating revenues	306	2 400	261	411	1	145	3 524	16 673	20 197
Operating profit(+) / loss(-)	- 438	41	- 3	- 12	- 2	6	- 408	338	- 70
Net operating assets	- 69	1051	315	625	- 5	- 16	1 902		
For 2003									
Total operating revenues	14 971	4 579	10 107	7 164	1 682	483	38 986		
Operating profit (+) / loss(-)	- 615	382	907	-1 264	27	6	- 557		
Net operating assets	2 793	2 706	847	1 361	74	- 49	7 732		
For 2002									
Total operating revenues	11 243	5 261	13 188	10 563	2 451	937	43 643		
Operating profit(+) / loss(-)	56	98	867	- 639	41	128	551		
Net operating assets	3 567	3 060	1 819	1 645	183	- 10	10 264		

1) Total operating revenues are adjusted for internal turnover

6.3 Markets

The table below is based upon customer location:

Amounts in NOK million	2004	2003	2002
Operating revenues:			
Norway	217	12 807	11 679
United Kingdom	2 107	4 979	5 015
Rest of Europe	291	3 974	6 671
North America	604	10 674	14 588
Asia	140	3 207	2 485
Rest of the world	165	3 345	3 205
Kvaerner group total	**3 524**	**38 986**	**43 643**

Note 7 ▪ Net operating assets

Amounts in NOK million	Note	2004	2003	2002
Non-interest-bearing short-term receivables	8	1 890	11 741	11 932
Stocks[1]		36	511	668
Other current operating liabilities	9	-2 061	-13 434	-11 965
Net short-term operating assets / liabilities		**-135**	**-1 182**	**635**
Pension prepayment	17	2 169	2 297	2 461
Deferred tax assets	13	243	922	855
Goodwill, etc	12	-	4 386	4 649
Tangible fixed assets	12	483	2 965	3 440
Pension liability	17	-79	-543	- 599
Other long-term liabilities		-3	-272	- 245
Deferred tax liabilities	13	-776	-841	- 932
Net long-term operating assets		**2 037**	**8 914**	**9 629**
Net operating assets		**1 902**	**7 732**	**10 264**

1) Stocks include raw materials and finished goods in 2004. In 2003 and 2002 finished goods was respectively NOK 104 million and NOK 289 million.

Note 8 ▪ Non interest-bearing short-term receivables

Amounts in NOK million	2004	2003	2002
Trade debtors[1]	240	5 479	4 951
Other receivables[1) 2)]	637	1 567	1 756
Amounts recoverable and work in progress[2]	963	4 349	5 216
Advances to suppliers	50	346	9
Non interest-bearing short-term receivables	**1 890**	**11 741**	**11 932**

1) Trade debtors includes NOK 18 million falling due after one year (NOK 5 million in 2003 and NOK 117 million in 2002). There are no other receivables falling due later than one year.

2) At 31 December 2004, Kvaerner was engaged in contracts with an estimated total value of NOK 3 340 million, of which work to a value of NOK 2 931 billion had already been recognised with accumulated contract cost of NOK 3 260 million and a gross contract margin of NOK -329 million, leaving a future work load (order reserve) of NOK 409 million. In respect of the work already performed (NOK 2 931 million), cash of NOK 1 968 million has been received, resulting in outstanding amounts recoverable on contracts of NOK 963 million. There were no receivables where payment is withheld by customers based on non fulfilled contract obligations at the end of 2004. Advance payments, relating to the future work load, have been received from customers amounting to NOK 82 million (see note 9 below).

Note 9 ▪ Other current operating liabilities

Amounts in NOK million	Note	2004	2003	2002
Tax payable		66	167	105
Trade creditors		161	2 690	2 799
Advances from customers		82	3 116	1 684
Accrued operating and financial costs		425	3 398	3 017
Provisions	10	1 035	2 595	2 694
Other current liabilities		1 092	1 468	1 666
Other current operating liabilities		**2 061**	**13 434**	**11 965**

Note 10 ▪ Provisions

Amounts in NOK million	Balance 31 December 2003	Discontinued business[1]	Charged operations	Utilised / reallocated / translation	Released	Balance 31 December 2004
Contract losses	312	- 105	62	- 116	- 16	137
Warranties	716	- 589	2	- 24	- 27	78
Restructuring provisions	448	- 21	10	- 119	- 1	317
Litigation / claims	847	- 406	152	- 163	- 5	425
Other	272	- 111	3	- 59	- 27	78
Provisions	**2 595**	**-1 232**	**229**	**- 481**	**- 76**	**1 035**

1) Provisions deconsolidated as a result of the restructuring described in note 1

Certain events where provisions are made are further described in note 14

Note 11 • Government grants

In 1997, Kvaerner acquired a former naval shipyard in Philadelphia.

Funds required to support Kvaerner Philadelphia Shipyard, Inc's (KPSI) development have been provided by various public sources with total subsidies of USD 407 million. As at year-end 2004, USD 396 million (2003: USD 391 million) of the total funds have been utilised.

KPSI has also a USD 20 million loan from the Pennsylvania Industrial Development Authority at 3.75 per cent interest rate with principal repayment beginning in the third year of the loan term and a USD 10 million loan from the Philadelphia Industrial Development Corporation at 3.75 per cent interest rate for 15 years. The two loans have been fully drawn-down and repayments are being made (see note 23).

Kvaerner, in turn, has agreed to perform the following:

(i) To design and build a world class, state of the art shipyard in accordance with agreed functional requirements.

(ii) In addition to the construction costs that were funded by the financing under the Master Agreement, to make capital improvements of USD 15 million during 2001 - 2004 (which was satisfied as of 31 December 2003) and average approximately USD 12 million of additional investments per year over the following 10 years. Although the timing and amounts described are subject to change as defined in the Master Agreement, a minimum of USD 50 million must be spent by 2009. As at 31 December 2004, it is estimated that approximately USD 120 million of the total USD 135 million obligation has been met (based upon the costs of the second boat and other investments). The entire obligation is expected to be satisfied when the third boat is delivered in May 2005.

(iii) To train and employ not less than an annual average of 700 employees during the last 30 months of the transition period (2001-2004) and not less than 500 employees during the initial operating period (2005-2014).

A contract was signed on 24 February 2005 confirming a commercial buyer for the third and fourth vessels.

Note 12 • Fixed assets

Amounts in NOK million	Machinery and equipment	Buildings and quay works	Construction in progress	Land	Houses and sites	Total	Goodwill etc.
Accumulated value as at 1 January 2004							
Historical cost	4 558	2 519	147	301	188	7 713	6 808
Depreciation / amortisation	-3 137	- 914	-	- 19	- 106	-4 176	-2 338
Write-downs	- 191	- 362	-	- 19	-	- 572	- 84
Book value as at 1 January 2004	**1 230**	**1 243**	**147**	**263**	**82**	**2 965**	**4 386**
Restructuring [2]	-1 082	- 862	- 131	- 135	- 52	-2 262	-4 385
Additions (historical cost)	25	51	- 1	2	-	77	-
Disposals (historical cost)	-29	- 225	-	- 24	- 2	- 280	- 1
Disposals (accumulated depreciation)	74	9	-	-	1	84	-
Depreciation [1]	-47	- 12	-	- 2	- 1	- 62	-
Translation differences	- 16	- 12	- 1	- 9	- 1	- 39	-
Book value as at 31 December 2004	**155**	**192**	**14**	**95**	**27**	**483**	**-**
Of which capitalised leases	**2**	**-**	**-**	**-**	**-**	**2**	**-**

1) *Depreciation and amortisation relating to the discontinued businesses are NOK 346 million, resulting in a total for the group of NOK 408 million.*

2) *Assets transferred out of the group as a result of the restructuring (see note 3).*

Assets are depreciated on a straight-line basis over their expected lives, as follows:

Machinery and equipment	3 - 15 years
Buildings and quay works	3 - 50 years
Houses, sites and land	over the life of the lease
Patents and goodwill	up to 20 years

Leasing contracts

Annual rent due to operating lease contracts amounts to:

Amounts in NOK million	Properties	Other
Contracts due within one year	31	3
Contracts running for one to five years	128	1
Total	**159**	**4**

Note 13 • Tax

Amounts in NOK million	2004	2003	2002
Tax payable:			
Norway	4	8	-2
Other countries	54	198	242
Total tax payable	**58**	**206**	**240**
Deferred tax:			
Norway	186	-191	-149
Other countries	-31	54	99
Total deferred tax	**155**	**-137**	**- 50**
Total tax charge	**213**	**69**	**190**
Deferred tax assets regarding losses carried forward and pension liabilities	**243**	**922**	**855**
Deferred tax liabilities:			
Short-term items	76	628	739
Long-term items	776	857	889
Loss carried forward	-76	-644	-696
Deferred tax liabilities	**776**	**841**	**932**

The deferred tax asset relates to the tax positions in the UK and is recognised to the extent it is considered probable that the loss can be utilised against future taxable results. The material tax asset in the UK is approximately GBP 185 million of advance corporation tax, which is available for deduction against future tax payable.

The restructuring of the Kvaerner group resulted in a number of substantial taxable gains and losses. As per 26 March 2004, Norwegian tax legislation was changed to make certain capital gains tax free and corresponding losses not deductable. This occured during the restructuring process and Kvaerner is now working with the Norwegian authorities to avoid any unintended tax implications as a result of the change in the legislation.

Reference is also made to note 12 to the parent company accounts.

Note 14 • Contingent events

Legal proceedings

With its extensive worldwide operations, the Kvaerner group companies are in the course of its activities involved in numerous legal disputes. Provisions have been made to cover the expected outcome of the disputes to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcome of these cases will always be subject to uncertainties and resulting liabilities may exceed booked provisions. The most important contingencies are considered to be:

Warnow

The European Commission decided in October 2004 to reclaim from Kvaerner Warnow Werft GmbH, a subsidiary of Kvaerner ASA, Euro 13.3 million plus interest (in total approximately EUR 25.7 million) for having allegedly received excess subsidies from the German authorities in connection with the privatisation of the shipyard in 1992. Kvaerner is of the opinion that the subsidies received during the period of the reconstruction were utilised in accordance with the conditions approved by the European Commission and that the amount cannot be reclaimed. No provision is held against the claim other than legal expenses.

On 29 April 2004 the European Court of Justice (ECJ) ruled in favour of Kvaerner ASA in a dispute over restrictions imposed on the company's shipbuilding activities in Germany. The judgement ended a dispute that has been running since 1998. The ECJ, the highest European court, has published its decision to reject the appeal of the EU Commission in the capacity limitations case. The Court confirmed that Aker Warnow Werft (AWW) fully complied with the technical restrictions imposed on AWW in the early 1990s, and rejected the Commission's interpretation that a production limitation had been violated. Capacity restrictions were imposed as a compensatory measure in return for restructuring aid, which AWW received between 1992 and 1995. The ruling has no effect on the financial statements for 2004.

Finnish tax dispute

The Finnish tax authorities have appealed against a court decision concerning a tax deductible write down of approximately EUR 68 million claimed by Kvaerner Pulping OY in 1997. The appeal, the grounds of which Kvaerner strongly dispute, was first heard by a local tax tribunal in 2000. It decided unanimously in favour of Kvaerner. The tax authorities then appealed against that decision. In June 2004 it held that Kvaerner was entitled to all other than Euro 10 million of the deduction. The tax authorities have appealed to the Finnish Supreme Court. If the appeal is granted, the case may not be heard for at least another 12 months. Whatever the outcome, Kvaerner will rigorously defend its position for the entire tax deduction by all legal avenues open.

Asbestos claims

Various Kvaerner group companies have been named as defendants in asbestos related cases in the US. These cases generally stem from allegations that the plaintiffs were exposed to asbestos while in facilities that Kvaerner either constructed or modified. Kvaerner, typically alongside many additional unrelated defendants, has been named in approximately 3 400 cases currently pending and is defending each both as to legal liability and factual exposure. Damages are not usually quantified in the complaints.

IPSCO

Kvaerner has claimed USD 14 million for cost savings and bonus payments under a Project Management Agreement for the design and construction of a plate steel facility. IPSCO claims Kvaerner is responsible for project cost overruns and penalties of up to USD 66 million plus interest. Kvaerner denies responsibility for these claims. A trial date has not been set. IPSCO reached a settlement in a related dispute whereby IPSCO and Kvaerner filed a USD 32.5 million claim against a subcontractor and a project insurer. Despite Kvaerner's objections, this settlement has been approved by the court.

Other uncertainties

Project risks and uncertainties

The Kvaerner group's operations are subject to long term contracts, many of which are fixed-price, turnkey contracts that are awarded on a competitive bidding basis. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs, which could exceed revenues realised from the applicable project. Where a project is identified as loss making, forward loss provisions are made using the best available information.

Sea Launch

Including the test launch in 1999, fifteen successful launches have now been conducted, nine of these after a rocket and its payload was lost over the Pacific Ocean in March 2000. Last year Sea Launch carried out three launches.

Following a write-down of USD 25 million in 2004, and previous write-downs of USD 171 million, including all the equity invested, the investment in Sea Launch comprise of loans from Kvaerner to Sea Launch of USD 29 million. These loans are mainly interest-bearing, but it has been deemed prudent not to accrue interest in Kvaerner's accounts. Kvaerner has also issued guarantees totalling USD 181 million relating to loans to Sea Launch from third parties and advance payments from clients relating to ongoing contracts.

Repayment of the loans depends on positive results / cash-flows in the Sea Launch company which in turn are dependent on the number of launches achieved.

Kvaerner Philadelphia Shipyard

The second vessel was delivered from the shipyard in July 2004 as planned. After having reported significant losses in 2002 and 2003, the shipyard reported a positive result for 2004. Construction is progressing well on a third container vessel, which will be ready for delivery in May 2005. The shipyard has also started on a fourth container vessel, built in close cooperation with Aker Ostsee. This vessel is expected to be delivered in April 2006. A contract has been signed with a customer to purchase both of these vessels.

Romania

Kvaerner acquired the mechanical workshop operations in Romania in the autumn of 1998. The results to date have been disappointing, but major changes / restructuring efforts were initiated in 2000 and are ongoing. A provision was taken in 2001 but uncertainty remains connected to the performance of the Romanian investment. The order backlog has improved significantly and the company achieved a profit in 2004.

Note 15 ▪ Salaries, wages and social security costs

Amounts in NOK million	2004	2003	2002
Salaries and wages including holiday allowance	1 069	9 715	9 973
Social security tax / national insurance contribution	140	1 434	1 353
Pension costs	232	850	585
Other employee costs	24	453	625
Salaries, wages and social security costs for continuing businesses	1 465	12 452	12 536
Total discontinued businesses	5 009	-	-
Total	6 474	12 452	12 536

Note 16 ▪ Number of employees

	2004	2003	2002
Total Kvaerner employees	3 121	27 980	32 863
Total agency	98	4 219	4 308
Group total	3 219	32 199	37 171
Employees in Norway	7	12 596	12 711
Employees in other countries	3 212	19 603	24 460

Number of employees reduced due to restructuring of the group in 2004.

Note 17 ▪ Pension cost and liabilities

Some group companies have retirement benefit plans that give the employees a right to specified future benefits (defined benefits plans). The number of employees that are covered by such plans is 2 305 active and 32 089 others. Normally, retirement benefits are based on the number of years of service and salary upon retirement. Retirement plans are either organised by independent pension funds, through insurance companies, in collective co-operations or directly by the company. Contributions to the pension funds are made in accordance with local laws and accounting rules based on standard actuarial assumptions in the applicable country.

Some subsidiaries have retirement plans where the employer only contributes an agreed amount that is separately administered (defined contribution plan) or contributes to retirement plans that are co-ordinated with other employers (multi-employer plan).

The book value of the pension asset includes an unrecognised loss of NOK 5.1 billion. The portion of this loss beyond 10% of the total liabilities will be amortised in the profit & loss account over a period of approximately 15 years based on the situation at the end of every year. Based on the situation at the end of 2004, it is estimated that approximately NOK 225 million will have to be charged to the profit and loss account for 2005.

Net periodic pension cost / return

Amounts in NOK million	2004	2003	2002
Defined benefit plans:			
Service cost	124	247	379
Interest on projected benefit obligation	971	1 065	1 159
Expected return on plan assets	-1 006	-1 010	-1 283
Net amortisations and deferrals	143	282	- 16
Net pension cost for continuing businesses	232	584	239
Defined contribution plans	-	266	346
Net periodic pension cost for continuing businesses	232	850	585
Net periodic pension cost for discontinued businesses	181	-	-
Net periodic pension cost	413	850	585

Status of pension plans reconciled with the balance sheet

Amounts in NOK million	Funded 2004	Funded 2003	Funded 2002	Unfunded 2004	Unfunded 2003	Unfunded 2002	Total 2004	Total 2003	Total 2002
Defined benefit plans:									
Accumulated benefit obligation (ABO)	16 925	18 628	16 976	69	541	475	18 994	19 169	17 451
Effect of projected future compensation levels	419	856	447		61	121	419	917	568
Projected benefit obligation (PBO)	17 344	19 484	17 423	69	602	596	17 413	20 086	18 019
Plan assets at fair value	14 440	16 402	14 634	-	-	-	14 440	16 402	14 634
Plan assets in excess of (+) / less (-) that PBO	-2 904	-3 082	-2 789	- 69	- 602	- 596	-2 973	-3 684	-3 385
Unrecognised net gain (-) / loss (+)	5 073	5 379	5 169	-10	59	78	5 063	5 438	5 247
Net prepaid pension (+) / accrued pension liability (-)	2 169	2 297	2 380	- 79	- 543	- 518	2 090	1 754	1 862
Pension prepayment	2 169	2 297	2461	-	-	-	2 169	2 297	2 461
Accrued pension liability	-	-	-81	- 79	- 543	- 518	- 79	- 543	-599
Net pension prepayment (+) / accrued pension liability (-)	2 169	2 297	2 380	- 79	- 543	- 518	2 090	1 754	1 862
Economic assumptions									
Discount rate	5.5-6 %	5.6-6.5 %	6-7 %	6 %	5.5-6.5 %	5-7 %	5.5-6 %	5.5-6.5 %	5-7 %
Asset return	7 %	7-7.5 %	7-8 %	-	-	-	7 %	7-7.5 %	7-8 %
Salary progression	2.7-3 %	2.6-3.3 %	3.3-3.8 %	3 %	2-3.3 %	2-3.3 %	2.7-3 %	2-3.3 %	2-3.8 %
Pension indexation	2.7-2.5 %	2.5-2.6 %	2.5 %	2.5 %	2-2.5 %	2-2.5 %	2.7-2.5 %	2-2.6 %	2-2.5 %

Note 18 • Net financial items

Amounts in NOK million	2004	2003	2002
Dividends received	19	2	1
Profit (+) / loss (-) from associated companies and limited partnerships	- 6	-39	- 70
Profit (+) / loss (-) on disposal of equity investments 1)	- 135	25	- 26
Net profit (+) / loss (-) on investments	**- 122**	**- 12**	**- 95**
Interest income	139	143	158
Interest expense	- 124	-447	- 438
Net interest	**15**	**- 304**	**- 280**
Net foreign exchange gain (+) / loss (-)	- 150	-56	891
Other financial income (+) / expense (-)	16	-	-
Net other financial items	**- 134**	**- 56**	**891**
Net financial items	**- 241**	**-372**	**516**
Discontinued businesses	**- 168**	**-**	**-**
Net financial items continuing businesses	**- 409**	**- 372**	**516**

1) Included is a USD 24.6 million (NOK 149 million) write-down of a Sea Launch receivable (see note 19).

Note 19 • Investments

Amounts in NOK million	Note	2004	2003	2002
Short-term investments		-	2	3
Aker ASA [1]		2979	-	-
Investments in other companies		22	70	71
Investment in associated companies	20	76	980	916
Long-term investments		**3 077**	**1 050**	**987**
Other long-term financial assets [2]		389	624	506
Investments		**3 466**	**1 676**	**1 496**

1) 42 400 713 non voting Aker B-shares. Share price of the listed A-shares was NOK 62 as at 31 December 2004. By the end of February the share price had risen to NOK 83.75.

2) Included is a loan to Sea Launch of USD 29 million (NOK 178 million).

Note 20 • Investments accounted for under the equity method

Associated companies and limited partnerships

Amounts in NOK million	Business Office	Percentage of voting rights	Percentage shares held	Book value as at 1 January 2004	Additions / disposals year 2004	Share of profit	Currency & other adjustments	Book value as at 31 December 2004
Multiphase Power and Processing								
Technologies LLC	Wellsville, USA	50	50	18	7	- 11	-1	13
Bueg Invest AS	Stavanger, Norway	30	30	23	-	-	-	23
Jo Sypress	Douglas, Isle of Man	49	49	37	6	-4	-4	35
TC&RL Investments Ltd	United Kingdom	50	50	23	-	-	- 23	-
Discontinued businesses [1]				879	-888	9	-	-
Other				-	3	-	2	5
Total				**980**	**- 872**	**- 6**	**- 26**	**76**

1) Associates are deconsolidated as a result of the restructuring in 2004 (see note 3).

Note 21 • Net interest-bearing items

Amounts in NOK million	Note	2004	2003	2002
Cash and bank deposits [1]		567	6 073	4 617
Interest-bearing short-term receivables [2]		5	444	307
Interest-bearing long-term receivables	22	139	224	258
Interest-bearing short-term borrowings [2]	23	-459	-620	- 538
Interest-bearing long-term borrowings	23	-499	-3 604	-4 031
Net interest-bearing assets / liabilities		**- 247**	**2 517**	**613**
Interest income		139	143	158
Interest expense [3]		-124	-447	- 438
Net result of financing		**15**	**- 304**	**- 280**

1) Includes cash and bank deposits of NOK 107 million (NOK 2 711 million in 2003 and NOK 1 239 million in 2002) which is not fully available for general use within the group. Of this, NOK 47 million was restricted from short term use. The balance, NOK 60 million was available to the unit holding the cash, but is restricted from use elsewhere in the group.

2) All short-term receivables and borrowings are due for payment within one year.

3) Includes NOK 132 million accrued interest on the subordinated debt in 2003 and 2002.

Group Cash Pool Systems

The group policy for the purpose of optimising availability and flexibility to cash within the group is to operate centrally managed cash pooling arrangements. Such arrangements are either incorporated with a bank as service provider or as a part of the operation of the treasury function. An important condition for the participation in such cash pooling arrangements involving depositing of cash, is that the group as owner of such pools is financially viable and able to prove its capability to service its obligations concerning repayment of any net deposits made by business units.

Note 22 • Interest-bearing long-term receivables

Amounts in NOK million	2004	2003	2002
Restricted deposits	39	21	58
Loans to employees	3	25	88
Other interest-bearing long-term receivables	97	178	112
Interest-bearing long-term receivables	**139**	**224**	**258**

Note 23 • Long-term and short-term borrowings

Loan description	Currency value	Book value	Interest coupon	Maturity date	Interest terms
Kvaerner plc 2014 Bond Issue [1]	GBP 8 million	95	10.875 %	30.09.14	Fixed
Kvaerner plc 2006 Bond Issue [1]	GBP 14 million	164	10.625 %	25.09.06	Fixed
Philadelphia Shipyard loans (see note 11)	USD 23 million	140	3.750 %	01.07.15 and 01.10.15	Fixed
Aker Kvaerner loan (see note 5.2)	NOK 45 million	45	6.500 %	29.12.06	Fixed
Other long-term loans [2]		55			
Total long-term borrowings		**499**			
Construction loans [3]	USD 75 million	453	4.700 %	25.05.05	Fixed
Other short-term loans		6			
Total short-term borrowings		**459**			
Total borrowings		**958**			

1) The Kvaerner plc bond issues are subject to certain restrictions and financial covenants. It is expected that the Kvaerner plc group will be in compliance with these covenants as at 31 December 2004.

2) Including NOK 49 million of Kvaerner plc preference shares

3) Relates to Philadelphia Shipyard

Note 24 • Secured borrowings

Amounts in NOK million	2004	2003	2002
Long-term secured borrowings	140	245	216
Short-term secured borrowings	459	474	522
Which is secured by pledges on assets with the following book value:			
Work in progress	691	481	645
Machinery and equipment	271	232	205
Buildings and quay work	-	262	279
Land	-	959	839
Other (receivables, securities, etc)	6	1912	1 368
Total value of assets pledged as security	968	3 846	3 336

Note 25 • Guarantees

Amounts in NOK million	2004	2003	2002
Total guarantee liabilities [1]	1 095	1 315	1 973

1) Total guarantee liabilities NOK 1 095 million relate to loans and advance payments to Sea Launch (NOK 1 245 million in 2003 and NOK 1 329 million in 2002).

Kværner ASA has issued parent company guarantee obligations totalling NOK 8.3 billion on behalf of Aker Kværner ASA group companies, which were issued prior to the restructuring of the group. Aker Kværner ASA however has counter indemnified these obligations.

Also, Kværner ASA has guaranteed for rental income of approximately NOK 34 million until 2020, in connection with the disposal of Kværner Invest Eiendom in 2004.

Kvaerner has given certain guarantees for Kvaerner plc og Kvaerner Pension Fund until the end of 2006. This guarantee will only become effective if Kvaerner plc or the Kvaerner Pension Fund were to be dissolved before 31 December 2009.

Note 26 • Financial market exposures

The Kværner ASA group is governed by established financial policies and procedures implemented by the group treasury function. Group treasury function manages, on a day to day basis, all treasury activity of the group, including but not limited to foreign exchange and interest rate management. Credit risk deriving from commercial contracts is locally managed by the relevant business units.

The group provides strict guidelines as regards the use of financial derivatives and other financial instruments, and the aim is to reduce the group's exposure to foreign exchange and interest rate movements. The group does not enter into such instruments for speculative purposes and does not trade in financial instruments.

Foreign currency risk

The group's transactional foreign currency exposures derive from its contractual based business operations. Group policies require all business units to hedge with treasury all trade generated exposures at the time of commitment, by way of entering into forward currency contracts and currency option agreements. The group has no currency options outstanding as at 31 December 2004.

Interest rate risk

The group's exposure to interest rate risk arising from deposits and other interest-bearing items is managed centrally by group treasury. The group has no interest rate swaps outstanding as at 31 December 2004.

The group's financial assets include cash held in bank accounts that are part of the Kværner ASA group's cash pooling arrangements and cash held in other bank accounts. Interest on bank accounts within the pooling arrangements is linked to interbank rates in the relevant currencies. Interest on bank deposits is based on the prevailing short-term money market interest rates at time of deposit.

Parent company profit and loss account

1 January – 31 December

Amounts in NOK million	Note	2004	2003
Operating revenues	2	44	282
Salaries, wages and social security costs	4, 7, 8	7	72
Other operating expenses	5	140	346
Depreciation	11	1	1
Total operating expenses		148	419
Operating profit(+) / loss(-)		- 104	- 137
Disposals and write-down of investments and loans	9	875	-955
Other financial items	10	-113	265
Net financial items		762	-690
Profit(+) / loss(-) before tax		658	-827
Tax	12	-684	-1
Net profit(+) / loss(-)	1	-26	-828
Net loss for the year is distributed as follows:			
Other equity		-26	-828
Other transfers:			
Group contribution to subsidiaries		2 442	2 604

Parent company balance sheet

As at 31 December

Amounts in NOK million	Note	2004	2003
Assets			
Buildings, land and equipment	11	15	16
Long term investments	13	6 295	4 599
Loans to group companies		-	3 500
Other long-term receivables	6, 18	188	420
Total long-term investments and receivables		**6 483**	**8 519**
Interest-free receivables from group companies		3	238
Interest-bearing receivables from group companies		6 391	12 661
Other receivables		125	129
Bank deposits		-	1 688
Total current assets		**6 519**	**14 716**
Total assets		**13 017**	**23 251**
Liabilities and shareholders' equity			
Share capital		883	894
Share premium		1 244	6 233
Not registered reduction in share premium		2 500	-
Other equity		915	1 262
Total shareholders' equity	1	**5 542**	**8 389**
Pension liabilities	8	37	60
Deferred tax liabilities	12	-	-
Total provisions		**37**	**60**
Long-term loans	14	49	6 968
Short-term loans	15	7 289	7 439
Other current operating liabilities		100	395
Total current liabilities		**7 389**	**7 834**
Total liabilities and shareholders' equity		**13 017**	**23 251**

Oslo, 7 March 2005
The Board of Directors Kværner ASA

Lone Fønss Schrøder (Chairman)
Bjørne Borgersen (Vice Chairman)
Jan O. Fosshaug
Kjell Inge Røkke
Svein Sivertsen
Leif Chr. Salomonsen

Parent company statement of cashflow

1 January – 31 December

Amounts in NOK million	2004	2003
Cashflow from operating activities		
Profit before tax	658	- 827
Write-down of shares and loans	3 489	2 089
Gain on sale of shares	-4 364	-1 134
Tax paid	-	- 1
Depreciation	1	1
Effect of changes in exchange rates	34	- 27
Other non-cash effects	-44	-
Changes in net current assets	-44	226
Net cashflow from operating activities	**-270**	**327**
Cashflow from investing activities		
Acquisition of businesses	-7 897	-
Disposals of businesses	3 391	-
Changes in long-term receivables	49	-2 189
Changes in interest-bearing short-term receivables	6 261	4 790
Changes in interest-bearing long-term receivables	3 500	- 32
Net cashflow from investing activities	**5 304**	**2 569**
Cashflow from financing activities		
Proceeds of long-term loans	45	-
Repayment of long-term loans	-5 712	- 378
Changes in short-term loans	-1 055	-3 167
Net cashflow from financing activities	**-6 722**	**-3 545**
Net decrease (-) / increase (+) in cash and bank deposits	**-1 688**	**- 649**
Cash and bank deposits as at 1 January	1 688	2 337
Cash and bank deposits as at 31 December	**-**	**1 688**

Notes to parent company accounts

Statement of Accounting Principles

The accounting principles detailed in the consolidated financial statements of the group (see page 13) are applicable also for the parent company.

Note 1 ▪ Shareholders' equity

Amounts in NOK million	Number of shares	Share capital	Share premium	Red. in share prem. not registered	Other reserves	Total
Shareholders' equity as at 1 January 2004	**44 706 696**	**894**	**6 233**	**-**	**1 262**	**8 389**
Reduction in share premium			-2 500	-	2 500	-
Share issue	10 689 655	214	1 334	-	-	1 548
Share swap	-11 264 997	-225	-1 323	-	-85	-1 633
Dividends			-	-	-2 736	-2 736
Not registered reduction in share premium			-2 500	2 500	-	-
Net loss			-	-	-26	-26
Shareholders' equity as at 31 December 2004	**44 131 354**	**883**	**1 244**	**2 500**	**915**	**5 542**

At the General Meeting on the 19 March 2004 it was resolved to decrease the share premium by NOK 2 500 million by a transfer to other reserve. It was also decided to increase the share capital by a private offering to the shareholders of Aker Yards AS, which brought in NOK 1 548 million after expenses of NOK 2 million. At the extraordinary general meeting on the 19 March 2004 it was also decided a decrease of the equity capital by offering the owners of Kvaerner ASA shares to exchange these shares into Aker Kvaerner and Aker Yard shares. This offer of exchange resulted in a reduction of the equity by NOK 1 633 million. At an extraordinary General Meeting on the 2 July 2004 it was decided to distribute Aker ASA shares as dividend so that a share in Kvaerner ASA gave right to receive one share in Aker ASA. These shares were at the distribution valued at NOK 62 per share and resulted in a capital reduction of NOK 2 736 million. At the same General Meeting it was decided to transfer additional NOK 2 500 million from the share premium to the other reserve. This capital reduction was not registered as at 31 December 2004.

The equity of Kværner ASA is at 31 December 2004 divided into 44 131 354 shares, each with a nominal value of NOK 20 per share. The shares can be freely traded.

An overview of the company's largest shareholders is to be found on page 41.

Note 2 ▪ Operating income

Kvaerner ASA provided certain parent company services to the Aker Kvaerner companies during the first quarter of 2004. These companies were invoiced for such services in accordance with signed service agreements.

Note 3 ▪ Directors' and Senior Management's Shareholding

The following number of shares were owned by the Directors of the Board and the Executive Management team (and their related parties) as at 31 December 2004:

Lone Fønss Schrøder, Chairman	200	shares
Bjarne Borgersen, Deputy chairman	-	shares
Kjell Inge Røkke, Board member [1]	393 906	shares
Jan O. Frøshaug, Board member	-	shares
Svein Sivertsen, Board member	-	shares
Ørjan Svanevik, COO	5	shares

1) In addition, Kjell Inge Røkke controls 23 045 163 shares in Kværner ASA through his wholly owned company TRG Holding AS.

Note 4 ▪ Director's and senior management's remuneration

Board of Directors' fees
Total fees paid to the Board of Directors in 2004 amounted to NOK 2 479 184. The Chairman of the Board has received NOK 200 000 as compensation for additional work beyond what is normally expected from a Board member.

Mr. Kjell Inge Røkke has been engaged as consultant for the company after he left his position as Chief Executive Officer and has received NOK 545 455 in fees in 2004.

No other board member has received fees in addition to the remuneration to the board.

Group President and Chief Executive Officer's and Senior Managers remuneration

The Reward Commitee of the Board of Directors
The compensation committee of the Board was disbanded April 2004 as a consequence of the restructuring of the group.

Basis of remuneration for the Group President & CEO, members of the Executive Team and Senior Managers
The basis of the remuneration for the Group President & CEO, members of the Executive Team and Senior Managers has been developed in order to create a performance-based reward system which is founded on the group's values and leadership approach. This system of reward will contribute to good financial results and increasing share value for our shareholders.

A result based bonus agreement is being prepared and will be implemented for all leaders in the company when finalised.

The Group President & CEO, members of the Executive Team and Senior Managers also participate in the standard pension scheme, applicable to all employees.

The Group President & CEO's remuneration
Mr. Leif Chr. Salomonsen was engaged as Group President & CEO on the 10 September 2004 and his remuneration and salaries for 2004 was NOK 710 203. Pension costs / liabilities related to the Group President & CEO amounted to NOK 28 850.

The Group President and CEO is a resident in Helsingborg in Sweden and his accommodation costs in Oslo are paid by the company. His agreement can be terminated with six months notice and he is entitled to six months' salary from the expiry of the period of notice.

Mr. Kjell Inge Røkke was the Group President & CEO for the company during the period 8 March until 10 September 2004, and received NOK 2 060 605 in remuneration and salaries for this period.

Mr. Helge Lund was Group President & CEO until 8 March 2004 and received remuneration and salaries until 15 August 2004 of NOK 3 278 274. The total amount was charged to Aker Kværner ASA.

Note 5 ▪ Remuneration to Auditors

Fees to KPMG in 2004 for audit related services of the parent company amounted to NOK 1.5 million. Consultancy fees to KPMG for the parent company were NOK 1 million. The fee for audit related services of the Kvaerner group was NOK 6.5 million. Consultancy fees for the group amounted to NOK 2 million .

Note 6 ▪ Loans and guarantees to employees

Loans given by Kværner ASA to former employees in Kværner ASA and its subsidiaries amounted to NOK 3 million as at 31 December 2004. There were no loans to any of the members of the Senior Management group.

Note 7 ▪ Salaries, wages and social security costs

Amounts in NOK million	2004	2003
Salaries and wages	12	58
Social security	3	10
Pension costs	-8	4
Total	**7**	**72**
Average number of employees	**6**	**53**

Note 8 ■ Pension cost and liabilities

Kværner ASA has retirement benefit plans that give employees a right to future benefits (defined benefit plans). The company's pension liabilities are partly covered by pension arrangements in the group's own pension schemes. 18 persons are covered by the arrangement.

Net periodic pension cost

Amounts in NOK million	2004	2003
Defined benefit plans:		
Service cost	1	3
Interest on projected benefit obligation	4	4
Expected return on plan assets	- 2	- 2
Net amortisation and deferrals	-11	- 1
Net pension cost	-8	4

Status of pension plans reconciled with the balance sheet

Amounts in NOK million	Funded scheme 2004	Funded scheme 2003	Unfunded scheme 2004	Unfunded scheme 2003	Total 2004	Total 2003
Defined benefit plans:						
Accumulated benefit obligation (ABO)	21	22	27	38	48	60
Effect of projected future compensation levels	1	2	-	-	1	2
Projected benefit obligation (PBO)	22	24	27	38	49	62
Plan assets at fair value	23	27	-	-	23	27
Plan assets less PBO	1	3	- 27	- 38	- 26	- 35
Unrecognised net gain (-)/loss(+)	-	-	- 3	- 3	- 3	- 3
Unrecognised prior service cost	1	- 2	- 9	- 20	- 8	- 22
Accrued pension liability	2	1	- 39	- 61	- 37	- 60
Economic assumptions in per cent:						
Discount rate	6.0	6.5	6.0	6.5	6.0	6.5
Asset return	7.0	7.5	7.0	7.5	7.0	7.5
Salary progression	3.0	3.3	3.0	3.3	3.0	3.3
G-regulation	2.5	2.75	2.5	2.75	2.5	2.75
Pension indexation	2.0	2.5	2.0	2.5	2.0	2.5
Employee turnover below 50 years	2.0	7.5	2.0	7.5	2.0	7.5
Employee turnover above 50 years	2.0	2.0	2.0	2.0	2.0	2.0

Note 9 ■ Disposal and write down of investments and loans

Amounts in NOK million	2004	2003
Profit (+) / loss (-) on disposal of equity investments	3 112	1 134
Capital gain on sale of subordinated debt	1 252	-
Write-down of investments / loans	-3 489	-2 089
Disposal and write-down of investments	875	- 955

Profit and loss on sale of shares comprise a number of transactions in connection with the restructuring of Aker Kvaerner and Kvaerner.

Among the largest are the sales of Clavis Maris Oy, which resulted in a profit of NOK 834 million, the sale of Kvaerner Deutschland which gave a profit of NOK 410 million, the sale of Kværner Oil & Gas AS with a profit of NOK 360 million. In addition, shares in Aker Kværner ASA, Aker Kværner AS, Aker Kvaerner Yards and Kværner Insurance, which were given as capital contribution in Aker ASA, gave a profit of NOK 1 207 million. The exchange of shares whereby the shareholders traded Kvaerner shares against shares in Aker Kvaerner ASA and Aker Yards ASA, resulted in a profit of NOK 280 million in Kværner ASA's accounts. Other transactions resulted in a profit of NOK 20 million.

Write-down of investments and loans comprised NOK 1 983 million through a loss in the shares being given as dividend in kind to the shareholders of Kværner ASA. Further a loss of NOK 378 million was recognised on the remaining Aker ASA B-shares, and additional write-down of NOK 969 million was made on the shares in Kvaerner Invest Norge. The loans to Sea Launch have been written down by NOK 149 million and other write-downs are NOK 10 million.

Note 10 ■ Other financial items

Amounts in NOK million	2004	2003
Interest income from group companies	401	819
Interest income from external	73	83
Interest expense to group companies	- 246	- 304
Interest expense to external	- 85	- 356
Net interest income	143	242
Net foreign exchange gain / loss	- 256	23
Other financial items	- 113	265

Note 11 ■ Fixed assets

Amounts in NOK million	Land and buildings
Accumulated book value as at 1 January 2004	
Historical cost	8
Revaluation	15
Depreciation	- 7
Book value as at 1 January 2004	16
Depreciation charge for the year	- 1
Book value as at 31 December 2004	15
Estimated economic useful life	50 years

Rental costs for premises and equipment were NOK 4 million in 2004.

Note 12 ■ Tax

Amounts in NOK million	2004	2003
Net profit / loss	658	-827
Net loss on shares not tax deductible	226	2 089
Permanent differences	-515	1
Change in timing differences	2 120	-729
Taxable income	2 489	534
Income basis for tax credits carried forward	-47	-534
Tax basis	2 442	-
28% tax	684	
28% of group contributions:	-684	
Taxes payable	-	

Kvaerner ASA has negative temporary timing differences related to current assets of NOK 15 million, long term assets of NOK 2 095 million, pension liabilities of NOK 37 million. This gives a total negative temporary difference of NOK 2 147 million which corresponds to a tax asset of NOK 601 million, which is not recognised as an asset in the balance sheet.

During 2004 the Kvaerner group underwent a major restructuring of its group structure, which would have triggered significant taxable capital gains. These taxable gains were meant to be offset against a deductible loss arising from the same restructuring.

As a result of the introduction of the tax exemption method, which became effective as of 26 March 2004, Kværner ASA was denied the option to offset the taxable gains against the loss expected to absorb the tax burden on the capital gains realised. Kværner ASA thus needed to apply for tax relief according to available provisions in the Norwegian Tax Act. The Ministry of Finance has granted tax relief on parts of the capital gains realised in connection with the restructuring in 2004. The tax relief has been granted on terms that imply that any disposal of Aker ASA B-shares will trigger tax in Kværner ASA and correctional tax will be triggered on the hands of Kværner ASA in the event dividends are distributed to the shareholders in 2005.

Note 13 ▪ Investments as at 31 December 2004

Amounts in NOK million	Registered office	Share Capital	Number of shares held	Book value	Owner share
Aker ASA B-shares	Norway	2 923	42 400 713	4 155	49 %
Kvaerner Montreal Holding Inc	Canada	13	13 439 333	16	100 %
Aker Mekaniske Verksted	Norway			-	35 %
Kvaerner Invest Norge AS	Norway	160	200 000	2 124	100 %
Kvaerner (2004) No 1 Ltd	UK		1	-	100 %
Total investments				**6 295**	

Investments are held at the lower of cost and fair value as at 31 December 2004. Based on quoted value on the stock market, the value of the Aker ASA A-shares were NOK 2 629 million. As the difference between booked value and quoted value is considered to be of a temporary nature, no write-down has been made. The Aker ASA B-shares do not carry any voting rights.

Note 14 ▪ Long-term borrowings

Amounts in NOK million	2004	2003
Long-term borrowings as at 1 January	**6 968**	**7 373**
Transferred to Aker Kværner companies	-3 946	-
Repayments	-3 018	- 378
Accruals / translation differences	-	- 27
New borrowings	45	-
Long-term borrowings as at 31 December	**49**	**6 968**

Repayment of long term borrowings:	
2006	45
2007	4
Total	49

For information on interest rates, covenants and pledges, see notes to the consolidated accounts.

Note 15 ▪ Short-term borrowings

Amounts in NOK million	2004	2003
Interest-bearing payables to group companies	4 670	4 410
Interest-free payables to group companies	2 453	2 614
Group bank accounts	166	415
Total short-term borrowings	**7 289**	**7 439**

Kværner ASA is the lender in a group cash pooling system. Cash and bank overdraft on sub-accounts within the same group pooling system is netted in the balance sheet. Net sub-accounts in different group pooling systems are presented gross in the balance sheet. Of the total cash and bank balance on the balance sheet, NOK 185 million are deposits on bank sub-accounts that are part of a group cash pooling system. Of the total bank overdraft on the balance sheet, NOK 166 million are overdrafts on bank sub-accounts that are part of a group cash pooling system. Other Kvaerner companies have deposited or withdrawn amounts on their sub-accounts. The bank has at any time a right of set-off in respect of any debit balance on any sub-account, towards satisfaction of any credit balance on other sub-accounts, in which case any net overdraft represents Kværner ASA's liability against the bank, as the borrower, with corresponding receivables and liabilities against the respective Kvaerner companies.

Note 16 ▪ Guarantees

Amounts in NOK million	2004	2003
Guarantees for Sea Launch loans	1 095	1 245
Parent company guarantees to Group companies	11 933	25 066
Counter guarantees for bank/surety bonds/other guarantees	317	7 125
Total	**13 345**	**33 438**

In addition to the guarantees mentioned above, Kvaerner ASA has, prior to the restructuring, issued parent company guarantees for a total of 8.3 billion on behalf of Aker Kvaerner ASA. The guarantees were issued prior to the restructuring and are counter indemnified by Aker Kvaerner ASA. Kværner ASA has issued guarantees for a building loan to Philadelphia Shipyard. The credit facility amounts in total of USD 225 million, with a maximum for each draw of USD 125 million. Drawn amount under this facility at year-end 2004 was USD 75 million. See also note 11 to the consolidated accounts for information on further liabilities.

Kværner ASA has guaranteed for rental income of approximately NOK 34 million, in connection with the disposal of Kvaerner Invest Eiendom in 2004. Kvaerner has also issued guarantees for equity contribution to some of its subsidiaries.

Furthermore, Kvaerner has issued certain guarantees on behalf of Kvaerner Pension Fund regarding the agreed pension premium payments through year 2006, and contingent commitments for Kvaerner plc in the event that either Kvaerner Pension Fund or Kvaerner plc should be dissolved in the period prior to 31 December 2009.

Note 17 ▪ RISK-regulation

The RISK-regulation details the movement in the tax value of shares to Norwegian shareholders, as at 1 January each year they are as follows (amounts in NOK per share):

	RISK adjusted for reverse split	RISK unadjusted	Number of shares
2005	0.00	0.00	44 131 354
2004	13.15	13.15	44 706 696
2003	-0.20	-0.01	894 133 916
2002	-4.00	-0.2	106 633 916
2001	6.40	0.32	106 633 916
2000	0.20	0.01	43 555 064
1999	102.80	5.14	43 555 064
1998	160.20	8.01	43 555 064
1997	-23.80	-1.19	43 555 064
1996	61.00	3.05	43 555 064
1995	6.80	0.34	43 555 064
1994	-71.40	-3.57	43 555 064
1993	-51.60	-2.58	43 555 064

The RISK-regulation balance at 1 January 2005 is estimated.

Note 18 ▪ Contingent events and related parties

A major part of the group's investment in Sea Launch is included in Kværner ASA's consolidated accounts. See note 14 in the consolidated accounts for information on this issue.

Shareholder issues



Share capital and share price

The company has 44 131 354 ordinary shares with par value of NOK 20 (see note 4 to the consolidated accounts). As of 5 January 2005 the company had 20 259 shareholders. In April 2004 shareholders received an offer to exchange Kværner ASA shares in a given proportion for new shares in Aker Kværner ASA and Aker Yards ASA. Then in September a dividend in kind was paid to Kværner's shareholders in the form of A-shares in the newly established Aker ASA. One Kværner ASA was equal to and gave right to one A-share in Aker ASA. The Aker dividend share is valued at NOK 61.76. Kværner ASA has one class of share. Each share carries the right to one vote.

The graph below shows movements in the share price taking into account the transactions mentioned above.

Listing

The company's shares are listed on the main list of the Oslo Stock Exchange.

Due to very low turnover, Kvaerner wound up the American Depositary Receipt (ADR) programme in the USA in November 2004.

Financial information

All the company's press releases, including historical news, are available on the company's website, www.kvaerner.com. Here can also be found quarterly and annual reports, prospectuses, articles of association, the financial calendar and other information.

Shareholders can also contact the investor relations department by email at info@kvaernerasa.com.

Annual report by email

Shareholders who wish to receive the annual report electronically should register with the investor services of the Norwegian Central Securities Depositary (VPS) at www.vps.no/erapport.html. Through the VPS Investor services, investors can obtain a good overview of all the securities they have registered in the depositary and of all their transactions, and can receive tax assistance and automatic statements of realisation transactions. Change notifications are also available electronically.

RISK adjustment

Norway's tax regulations require shareholders with tax liability in Norway to adjust the tax basis cost on their shares by the so-called RISK amount (an adjustment for tax purposes of shareholders' opening value by the change in taxed capital) when calculating taxable gains and losses. The RISK amount for 1 January 2004 is calculated at NOK 13.15 a share (See note 17 to the parent company accounts for more information).

Share price development as illustrated above has not been historically adjusted for the dividend of Aker A-shares. As of 1 March 2005, the Kværner ASA share was traded at NOK 64.25 per share and the Aker A-shares were traded at NOK 82.50 per share. For shareholders receiving Aker A-shares as dividend this represents a total value of NOK 146.75, compared to NOK 113.75 per Kværner ASA share as of 1 January 2004.



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Apr. 04
May 04
Jun. 04
Jul. 04
Aug. 04
Sep. 04
Oct. 04
Nov. 04
Dec. 04
Jan. 05
Feb. 05
Mar. 05
Dividend of 1 Aker A-share per Kværner share, 8 September 2004

Articles of association of Kværner ASA

(As adopted by the Statutory General Meeting on 8 December 1967 with amendments, most recently of 2 July 2004)

Kværner ASAs 20 largest shareholders

According to information from the Norwegian Securities Register, the following list shows the company's 20 largest shareholders as of 5 January 2005.

Percentage	Shareholder	Total shares
52.22	TRG Holding AS	23 045 163
14.96	Aker ASA	6 600 254
6.71	RGI (Europe) B V	2 959 938
2.09	Goldman Sachs Intern Equity House Clearen	922 079
0.89	Kjell Inge Røkke	393 906
0.84	Brown Brothers Hard S/A Putnam Intl	372 700
0.65	Citigroup Global Mar House Safekeep	288 640
0.61	ABIF Aktiv c/o Alfred Berg Indu	268 500
0.50	Hurricane Invest AS	220 000
0.44	Enskilda Securities Egenhandelskonto	195 000
0.41	JPMorgan Chase Bank S/A Escrow Account	180 550
0.38	State Street Bank & Client Omnibus	167 211
0.38	UBS AG, London Branch	165 545
0.37	ABG Sundal Collier N Egenhandelskonto	165 000
0.37	Skandinaviska Enskil A/C Global Securities	161 930
0.35	Skandinaviska Enskil (PUBL) Oslofilialen	155 057
0.32	GMO Intl. Intrinsic Brown Borthers Harn	141 817
0.32	Skagen Vekst	140 203
0.30	Goldman Sachs Intern Equity Nontreaty Cus	134 344
0.29	Stichting Shell Pens Citibank N A.	126 000

Market capitalisation, number of shareholders and number of shares adjusted for dilution effects

	2004	2003	2002	2001	2000
Market capitalisation as of 31 December (NOK million)	1 381	5 085	3 308	922	6 665
Number of shareholders	20 259	29 509	33 564	26 970	18 883
Average number of shares	44 355 258	44 706 696	805 264 053	106 633 916	83 735 536

An overview of the risk adjustment is available in note 17 to the parent company accounts.

§ 1 Organisational form, place of business and name

The Company is a public limited company with its registered office in Oslo. The name of the Company is Kværner ASA.

§ 2 Objectives

The objectives of the Company are to own or carry out industrial- and other associated businesses, management of capital and other functions for the group, and to participate in or acquire other businesses.

§ 3 Share Capital

The Company's share capital is NOK 882,627,080, divided into 44,131,354 shares, each having a par value of NOK 20. The Company's shares shall be registered with the Norwegian Securities Register (Verdipapirsentralen).

§ 4 Board of Directors

The Board of Directors consists of 6-10 members of whom one-third shall be elected by and among the employees of the companies within the Kvaerner Group. Up to 3 shareholders elected deputy members may be elected annually.

§ 5 Signature

The Chairman alone, or two Directors jointly of whom at least one shall have been elected by the shareholders, shall have the right to sign on behalf of the Company.

§ 6 General Meeting

Notice of the General Meeting shall be made by written notification to all shareholders with a known address giving at least two (2) weeks notice. The notice of the General Meeting shall be announced in at least one national newspaper as soon as practicable after the notification has been posted. The Company may set a deadline for registration to the General Meeting, which shall not fall earlier than five (5) days prior to the General Meeting. The Chairman of the Board or his appointee shall preside at the General Meeting. The Annual General Meeting shall consider, and decide on, the following issues:

a) Approval of the annual accounts and the annual report, including distribution of dividend.
b) Other matters which, by law or under the Articles of Association, are the business of the General Meeting.

Board of Directors / Executive Management Team

Board of Directors Kværner ASA

- Lone Fønss Schrøder, Chairman
- Bjarne Borgersen, Deputy Chairman
- Jan O. Frøshaug, Director
- Kjell Inge Røkke, Director
- Svein Sivertsen, Director

Executive Management Team Kværner ASA

- Leif Chr. Salomonsen, President & Chief Executive Officer
- Runar Nilsen, Executive Vice President & Chief Financial Officer
- Ørjan Svanevik, Executive Vice President & Chief Operating Officer
- Olav Revhaug, Executive Vice President – Strategy & Business Development
- Dag F. Wittusen, Executive Vice President

KVÆRNER™

Kværner ASA
Fjordalleen 16,
PO Box 1423 Vika,
NO-0115 Oslo, Norway
Tel: +47 24 13 00 00
Fax: +47 24 13 01 01
www.kvaerner.com



Annual Report 2004
AKER

Key Figures

Profit and loss account (NOK million)	2003	2004	Note
Operating revenues	51 458	51 694	4, 5
EBITDA	2 607	2 366	
Aker Kværner	1 003	1 401	
Aker Yards	1 610	802	
Aker Seafoods	74	109	
Aker Material Handling *	-34	12	
Other activities and investments, eliminations *	-46	42	
Depreciation	-836	-775	14
Amortization	-530	-517	13
Operating profit (EBIT)	757	749	4
Share of earnings in associated companies	-9	19	8
Net financial items, incl. exceptional financial items	-1 014	-693	9, 10
Profit before tax	-266	75	4
Tax	19	-505	12
Net profit	-247	-430	11

Balance Sheet (NOK million)	31.12.03	31.12.04	Note
Assets	41 363	38 500	13
Total intangible and tangible fixed assets	14 260	13 974	14
Total financial fixed assets	1 700	1 810	15, 16, 17
Current operating assets	16 905	14 476	18, 19
Cash and bank deposits	8 498	8 240	21, 22
Total shareholders' equity and liabilities	41 363	38 500	
Total shareholders' equity	6 732	5 640	23
Minority interests	2 515	2 562	24
Subordinated debt	3 946	3 826	28
Interest-bearing long-term debt	7 261	7 434	29
Other long-term debt, incl. deferred tax	1 538	1 970	25, 26, 27
Current operating liabilities	14 844	16 182	18, 20
Interest-bearing short-term debt	4 527	886	30

Key figures (NOK million)	31.12.03	31.12.04
Earnings per share (NOK) (majority interest) 1	-3,68	-7,30
Equity ratio 2	22,4 %	21,3 %
Net interest-bearing debt (-)/receivable(+)	-2 748	+ 693
Where of construction loans in Aker Yards ASA	-1 399	-594

Definitions and comments

Figures for 2003 and 2004 are pro forma, as the Aker ASA Group's present corporate structure was established with effect for accounting purposes as of 1 April 2004. No pro forma figures have been prepared for accounting periods prior to 1 January 2003, as such figures are not deemed relevant to an assessment of the Group's status and development.

* Aker Material Handling numbers are pro forma for continuing business. This adjustment also affects eliminations [illegible]

1) [illegible]
2) [illegible]



Backlog
NOK billion
50
60
2003
2004



Revenues
NOK billion
51
52
2003
2004



EBITDA
NOK billion
2,6
2,4
2003
2004

Financial calender 2005

Annual General Meeting: 31 March
1st Quarter Results 2005: 28 April
2nd Quarter Results 2005: 18 August
3rd Quarter Results 2005: 1 November

The accounts presented in this annual report include the Aker ASA Group (Aker RGI Holding) for the period 2002 through 2004. Also, pro forma accounts have been prepared for 2003 and 2004, as if the present Aker ASA Group had been established on 1 January 2003. All comments found in the Board of Directors' report refer to pro forma accounts unless otherwise stated.

[illegible] report which is available in Norwegian [illegible]

Employees by region

- EU 34%
- Norway 33%
- North America 12%
- Asia 2%
- Restof the world 19 %


AKER

Broad industrial and financial expertise; actively promotes development of Group companies

50.01% Aker Kværner
Designs, builds, operates, and maintains industrial facilities for oil, gas, energy, and process industries.

55.6% Aker Yards
Designs and builds advanced cruise vessels and ferries, offshore service vessels, merchant vessels, and other specialized vessels.

100% Aker Seafoods
Harvesting, processing, marketing, and sales of high-quality seafood products.

100% Aker Material Handling
Manufactures storage and archiving systems for use in industrial and office environments.

Other Business
Different activities and industrial and financial assets.

Operating revenues per core operating unit

- Aker Kværner 69%
- Aker Yards 24%
- Aker Seafoods 4%
- Aker Material Handling 2%
- Other 2%

EBITDA per core operating unit








- Aker Kværner 59%
- Aker Yards 34%
- Aker Seafoods 5%
- Aker Material Handling 1%
- Other 2%

This is Aker

With almost 40 000 employees working in key industries around the globe, Aker is a significant industrial participant in many communities. The Aker Group holds a leading position in several industries and technologies.

Aker continues a proud industrial tradition that has its roots in the first half of the nineteenth century. Aker's original business activities grew out of the industrialization of the Nordic countries and the UK. Today, the "home markets" of most Aker businesses are located around the world.

Aker is organized as a group of companies. The industrial holding company, Aker ASA, owns all or significant shareholdings in Aker Group companies. The parent company will always retain a controlling ownership interest in the Group's core business activities.

Aker's ownership provides the company significant industrial influence over individual Group companies. Based on principles of good corporate governance, Aker ASA seeks to contribute to the positive development of each of these companies. Aker participates in the strategic development, organizational structure, and financing of the Group's businesses.

The following are the largest of the Group companies: Aker Kværner, Aker Yards, Aker Seafoods and Aker Material Handling. The activities of Group companies are presented in detail in the Board of Directors' report (from page 10).

Letter from the President and CEO

Aker continues the Group's proud industrial traditions, rooted in the Nordic countries and the UK. The story of Aker, entwined with the development of modern Norway, shares a great deal with the development of present-day industrialized European societies.

Today's Aker has business activities worldwide. While our historic home markets continue to be important, our know-how and capabilities are in demand in "home markets" around the world.

Creating value

Our vision is to be the preferred partner – for both customers and employees – and to be recognized as a good corporate citizen, contributing to the development of the society of the future. Using our corporate vision as a guideline enables us to reach our goal: creating value for our shareholders.

In an industrial group such as Aker, we cannot be sidetracked by short-term gains. We are building lasting value. As heirs of the hard-working generations who came before us, we will continue to develop the value of Group companies and shareholder value, with future generations in mind.

The long-term perspective

Maintaining a long-term perspective is vital. Every day we make choices that affect our future. We must always keep our next move in mind. Choices that appear to make sense in the short term are not necessarily right in a longer time perspective. The best choice often lacks short-term advantages. However, as a major industrial group, we trust that value creation is assured by long-term decision-making.

Today's Aker Group has the ownership structure and financial clout that allow us to maintain a long-term perspective. The Group is characterized by strong, pro-active majority ownership on all levels. This advantage in the parent company Aker ASA, is carried through to the Group's various businesses.

Aker is the industrial and financial powerhouse that harnesses the Group's business activities. Through its controlling shareholdings in Group companies, Aker ASA contributes stable ownership and a framework for growth. With our business culture, we advance the growth and development of each Group company, and create value for Aker and for each shareholder.

Active and responsible ownership

The active ownership that characterizes Aker – and that we perpetuate in the other Group companies – is long-term, though not always patient. It radiates creativity. It is full of energy and determination. Active, strong ownership provides opportunities absent in many other companies. In return, Aker insists on commitment, responsibility, and respect.

The Aker Group comprises a number of legally and financially independent units. Each company has its interest groups: customers, shareholders, employees, creditors, and other business associates. Each one has its rights – and these rights are honored.

2004: A good year

In several ways, 2004 brought us many advances. Most importantly, we established a robust financial structure that overcame the major financial strain in 2001, when Aker became the majority owner of Kværner. By early 2005, we can see that Aker is a sound company built on a solid foundation: a parent company that is net debt free and soundly financed core businesses.

Further, we note that the company's business activities developed favorably in this period. The employees have been loyal and responsible, and set an example to be followed in their dedication to and focus on operations. These factors led to solid order intake, most notably at Aker Kværner and Aker Yards, and to

significant operational advances at all four core Group companies. I would like to call special attention to the turnaround completed at Aker Material Handling: the company steadily made advances throughout the year and turned a profit in late 2004. The Board of Directors also discusses these achievements in its report, presented on the following pages.

Our goal-oriented efforts over several years and the 2004 reorganization helped make visible significant shareholder value. The reorganization was accomplished through efforts that included a series of transactions between closely related parties.

- We completed a comprehensive streamlining of Aker RGI and realized assets exceeding NOK 1 billion through sales of companies and other assets.
- We combined the shipyards belonging to Aker and Kværner and established Aker Yards, an exchange-listed, pure-bred shipyards group.
- We organized Kværner's oil, gas, energy, and processing activities into a new, exchange-listed, pure-bred Aker Kværner.
- We organized our fisheries activities into two clearly defined business areas under Aker Seafoods, and we completed the restructuring of Aker Material Handling.
- We reorganized the activities of the parent companies of the two Groups and established a clear division between the industrial activities of Aker and the more risk-filled activities of Kværner. We stated clearly that Kværner will be wound down over a period of 3-5 years and that its worth will be distributed to shareholders.

We are satisfied that both the stock and bond markets have reacted favorably to these transactions. Price growth clearly testifies to this.

The road ahead

The creation of four viable, pure-bred industrial enterprises forming the core business areas of Aker ASA – Aker Kværner, Aker Yards, Aker Seafoods, and Aker Material Handling – added value and revitalized the businesses. Operations have developed favorably, with significant order intake. At year-end 2004, the order backlog of the Aker Group stood at a record-high NOK 60 billion. The outlook for key markets is good.

There's more to be done. We will continue to identify and implement improved Group structures. We'll get better at using local strengths Group-wide and at harvesting major synergies. We can become far more efficient and cut our costs further. Greater internal controls can result in greater supply reliability and improved profit performance. Major opportunities for the Group lie in honing our commercial spirit, our focus on our markets, and our risk management.

We came far in 2004. We have demonstrated major value in Aker and its Group companies, justifying our certainty that the positive trend will continue in 2005!

Sincerely,

Leif-Arne Langøy
President and CEO – and fellow shareholder Aker ASA

Aker Kværner share-price development (in NOK)

200, 180, 160, 140, 120, 100
2.4.04 Firs day of listing — 28.2.05

Aker Yards share-price development (i NOK)

180, 160, 140, 120, 100, 80
1.6.04 Firs day of listing — 28.2.05

Kværner share-price development (in NOK)

60, 50

Share capital

Aker ASA is a listed public limited liabilities company registered in Oslo, Norway. The legal entity Aker ASA was formally established on 13 February 2004. The company, though, is rooted in century-long industrial traditions.

The share capital of Aker ASA is NOK 2 422 897 876, consisting of 44 131 354 Class A shares and 42 400 713 Class B shares. Both Class A and B shares have a par value of NOK 28 per share.

All Class A shares carry voting rights; Class B shares have no voting rights. In all other ways, all Aker ASA shares carry the same rights.


A-shares 51%
B-shares 49%

Aker has not issued any equity capital instruments beyond the shares described above.

The 27 July 2004 extraordinary shareholders' meeting of Aker ASA authorized the Board of Directors to purchase company shares, up to a total par value of NOK 240 million. The authorization is valid for a period of 18 months from the date of the extraordinary shareholders' meeting. The Board has not exercised the authorization.

Ownership structure

Aker ASA's Class A stock was listed on the Oslo Stock Exchange on 8 September 2004. Previously, all Aker shares were held by Kværner ASA. Before its stock-exchange listing, Kværner ASA distributed all Aker Class A shares to shareholders as dividends.

As of 1 March February 2005, Aker had a total of 19 880 shareholders. The largest shareholders by share class per 1 March 2005 are listed below.

Class A shares (51% of share capital):	
TRG Holding and Kjell Inge Røkke	53.11%
Aker ASA and RGI (Europe) BV	21.67%
Enskilda Securities	1.58%
DnB NOR Bank ASA	1.57%
Storebrand Livsforsikring	1.20%
JP Morgan Chase Bank	0.77%
Terra Norge	0.45%
Bear Sterns Securities	0.45%
Svenska Handelsbanken	0.40%
ABG Sunndal Collier	0.36%
Total 10 largest shareholders	**81.56%**

Class B shares (49% of share capital)
1. Kværner ASA 100%

Aker ASA holds 21.7 percent of the Class A shares; however, the company is not entitled to vote these shares. Thus, 37 531 100 Aker ASA shares carry voting rights. Aker ASA's majority shareholder, TRG Holding, holds 67.8 percent of Aker ASA shares with voting rights, and as such, controls the company. TRG Holding has stated that as an industrial investor, the company will contribute to the continuous operational improvement and strategic positioning of the Aker Group. The chart below illustrates the approximate distribution of Aker's Class A share ownership:


TRG and Røkke 53%
Aker 22%
Other Norwegian 14%
Other 11%

Dividend

Aker strives to create value for its shareholders in the form of dividend payments and share-price growth over time. Aker's Board of Directors makes proposals as to annual dividend disbursements, based on the company's financial earnings in the previous accounting year, the company's financial position at the time in question, and conditions stipulated in financial agreements the company has entered into. The Board of Directors' proposals as to dividends are presented to the company's annual shareholders' meeting for approval.

2004 dividend

Following a review of the company's financial status, the Board of Directors is of the opinion that Aker ASA is capable of paying dividends to company shareholders in the form of Kværner ASA shares. Aker has a 21.7 percent shareholding in Kværner. The Board of Directors of Aker ASA will propose to the company's annual shareholders' meeting that the company's entire Kværner ASA shareholding be distributed as dividends for the 2004 accounting year.

Based on the closing price of Kværner ASA shares on 24 February 2005, the dividend disbursement will have a total value of about NOK 516 million, corresponding to a dividend payment of approximately NOK 6.70 per share. The proposed dividend disbursement will provide dividend income for Aker shareholders while simplifying corporate structures, by eliminating the cross ownership between Aker and Kværner.

Additional information

Aker ASA publishes pertinent investor relations material (in Norwegian and English) on the company's website: www.akerasa.com. Significant events and information are also communicated in notices to the Oslo Stock Exchange.

As a listed company, Aker ASA publishes quarterly and annual reports, and generally schedules quarterly presentations in Oslo for analysts and the investment community following the release of all information to the public. The company occasionally participates in conferences where the company's performance may be discussed.

The company can be contacted via email at: info@akerasa.com

Corporate governance

The Norwegian Code of Practice for Corporate Governance was published in late 2004. The recommendations set forth in the code are designed to strengthen confidence in stock-exchange listed companies and thus contribute to optimal value creation over time, to the benefit of shareholders, employees, and other interested parties.

Adherence to the code is based on the "comply or explain" principle whereby companies will be expected either to comply with the Code of Practice or explain why they have chosen an alternative approach.

The Code of Practice sets forth 14 main recommendations; Aker's activities are largely in accord with them. The following briefly presents company practices regarding each of the 14 recommendations.

1. **Implementation and reporting on corporate governance**
   Aker follows this recommendation through regular Board meetings and via annual reports and other public presentations.
2. **Business**
   Recommendations complied with, through the company's articles of association and annual report.
3. **Equity and dividends**
   Recommendations are followed.
4. **Equal treatment of shareholders and transactions with close associates**
   Recommendations are followed with the exception of the recommendation to have only one class of shares. Aker ASA has two share classes; however only the Class A share is listed and negotiable. All Class B shares are held by Kværner ASA
5. **Freely negotiable shares**
   Recommendations are followed.
6. **General meetings**
   Recommendations are followed, however, meeting chairs are usually appointed prior to meetings and announced in the notice of shareholders' meetings.
7. **Nomination committee**
   Recommendations are followed, with the qualification that the company's main shareholder and board chairman is a member of its nomination committee.
8. **Corporate assembly and board of directors: composition and independence**
   Recommendations are followed, with the qualification that Norway's Corporate Democracy Committee has approved that Aker does not have a corporate assembly.
9. **The work of the board of directors**
   Recommendations are followed with the qualification that the Board, which was elected in August 2004, has not performed annual evaluations of its performance and expertise. The timing and method of such evaluations are under consideration.
10. **Remuneration of the board of directors**
    Recommendations are followed as set forth in this annual report.
11. **Remuneration of executive management**
    Recommendations are followed; note, however, that the company has no option plans.
12. **Information and communications**
    Recommendations are followed.
13. **Take-overs**
    Recommendations are followed; however, the issues herein have not applied to Aker.
14. **Auditor**
    Recommendations are followed with the exception that no specific guidelines have been prepared regarding executive management's ability to hire the company's auditor for services other than auditing.

Aker ASA's articles of association

Aker ASA's articles of association were last amended by the 30 August 2004 extraordinary shareholders' meeting. Updated articles of association are available at the company's website: www.akerasa.com.

Share price development

Aker's Class A shares were listed on the Oslo Stock Exchange on 8 September 2004; closing at NOK 63.00 per share on the first day of trading. At the close of trade on 25 February 2005, the per-share price was NOK 84.75, a 23 percent increase in share price in that period.
The lowest per-share price for Aker's Class A shares since listing was NOK 45.50; the highest price was NOK 84.75.


Aker A share price (in NOK)
80
70
60
50
40
8.9.04
28.2.05

The price of the AKE16 bond loan, which is listed on the Oslo Stock Exchange, has increased in step with the positive development of Aker ASA. The chart below shows the bond price development of AKE16.


AKE 16 bond share price (in % par)
100
90

Board of Directors

Kjell Inge Røkke
Board Chairman
Kjell Inge Røkke is through his wholly owned company TRG Holding AS the company's principal shareholder. He has been the main owner and a driving force in the development of Aker since the 1990s. Mr. Røkke owns directly and indirectly 23 439 069 Aker A-shares.



Bjørn Flatgård
Board Member
Bjørn Flatgård is President & CEO of Elopak AS. He is a board member at several Elopak subsidiaries, Aker Kværner ASA and SalMar A/S and TRG Holding AS. Mr. Flatgård has an engineering degree from the University of Trondheim and a business degree from the Norwegian School of Management.

Eva von Hirsch
Board Member
Eva von Hirsch is employed by the Norwegian telecom company Telenor where she has played a key role in the management of international telecom companies, including Ghana Telecom, for which she is responsible for the implementation of the business plan and organizational structure. Ms. von Hirsch is a Doctor of social anthropology. She joined Telenor in 1998.

Lone Fønss Schrøder
Deputy Chairman
Lone Fønss Schrøder is self-employed, Chairman of the board of Kværner ASA, and board member at several other Nordic companies, including Yara International ASA, Leif Hoegh & Co ltd. and Vattenfall AB. Ms. Fønss Schrøder was employed in A.P. Møller-Maersk for 21 years. She has a law degree from the University of Copenhagen.



Kjeld Rimberg
Board Member
Kjeld Rimberg is an independent consultant and a board member. He has previous work experience within research and administration as a board member at Kongsberggruppen, Statoil, Nationaltheatret, Aschehoug, Falkengruppen, and as a former President & CEO for the Norwegian State Railway (NSB). Mr. Rimberg is educated from the Norwegian Institute of Technology (NTNU).

Kjell A. Storeide
Board Member
Kjell A. Storeide is self-employed and Chairman of the Board of several Norwegian industrial companies and member of the Board of Innovasjon Norge. From 1990 to 2004 Mr. Storeide was CEO and part owner of Stokke Gruppen AS. He has a degree in Business Economics from the Norwegian School of Management in Bergen.

Atle Tranøy
Board member
Atle Tranøy is chief union representative, elected to Aker ASA's Board of Directors by Group employees. Tranøy has worked full-time as a union representative since 1987, initially at Aker Stord. Mr. Tranøy also heads the European Works Council at Aker.



Bjarne Kristiansen
Board member
Bjarne Kristiansen is group union representative at Aker Seafoods. He was elected to the Aker ASA Board of directors as an employee representative. Kristiansen has worked in the fishing industry since 1973. He has been the chief union representative at Norway Seafoods since 1990, and has served as group union representative since 1996.

Harald Magne Bjørnsen
Board member
Harald Magne Bjørnsen is group union representative, elected to Aker ASA's Board of Directors by Group employees. An employee of Aker Elektro since 1978, Bjørnsen became an Electrical & Instrumentation project leader in 1986. Bjørnsen is a certified ships engineer and electrical installer. Harald Magne Bjørnsen owns 700 Aker Class A shares.



Stein Aamdal
Board member
Stein Aamdal is the chief union representative at Aker Verdal. He was elected to the Aker ASA Board of directors as an employee representative. Aamdal began working at Aker Verdal in 1974 as a section builder-fitter. In 1990, he was elected local union leader at Aker Verdal.

Management




Leif-Arne Langøy
President & CEO
Leif-Arne Langøy was appointed President & CEO of Aker ASA, former Aker RGI, in January 2003. He has previously served as President & CEO of the Aker Kværner Yards Group, and as a Managing Director for Aker Brattvaag for 13 years. Mr. Langøy has an MBA degree from the Norwegian School of Economics. Mr. Langøy owns 31 000 Aker A-shares. Mr. Langøy is Chairman of Aker Kværner, Aker Yards, Aker Seafoods and Aker Material Handling, and Deputy Chairman of TRG Holding.




Martinus Brandal
EVP
Martinus Brandal is in charge of operations, strategy and business development for Aker. He joined Aker RGI Holding on 1 July 2004. In the period from 1985 to 2004, Mr. Brandal held various management positions in the ABB Group. He holds a Bachelor of Science in Electrical Engineering from Oslo University College. Mr. Brandal is Chairman of Atlas-Stord and board member of Aker Yards, Aker Seafoods and Aker Material Handling.




Bengt A. Rem
EVP, CFO
Bengt A. Rem joined the Aker RGI Group in 1995 where he has, among other things, held the position as CFO and Chief of Staff. Before joining the Aker Group Mr. Rem has among other things worked with Arthur Andersen & Co. and Oslo Børs. He is a state authorized accountant and a Master of Business and Economics from the Norwegian School of Management.




Geir Arne Drangeid
EVP
Geir Arne Drangeid is responsible for communications, human resources and administration. He joined the Company on 1 September 2004. Mr. Drangeid has held various communications related positions in the Aker Group since [illegible]. Mr. Drangeid has a background from [illegible]

ACCOUNTS AND BOARD OF DIRECTORS' REPORT

This is a translation of the official Aker ASA Annual Report which is available in Norwegian.

Expanded order backlog, positive outlook

The Aker Group had 2004 revenues of NOK 52 billion and an operating profit before interest, tax, depreciation, and amortization (EBITDA) of NOK 2.4 billion. The Group's order backlog increased by NOK 10 billion to NOK 60 billion in 2004, and the Group's position is strong.

The completion of a series of business transactions in 2004, along with solid operations, clarified the underlying value of Aker to shareholders and bondholders of Aker and Aker Group companies. Total value growth for shareholders in 2004 and thus far in 2005 amounts to NOK 6.6 billion, an increase of about 46 percent.

The Group's 2004 revenues were on a par with 2003. Profit for 2004 shows the effects of higher profits at Aker Kværner, Aker Seafoods, and Aker Material Handling, and of transitory lower revenues and profit at Aker Yards.

Aker's main markets developed favorably in 2004. Order intake for the year was NOK 60 billion, and the year-end 2004 order backlog stood at NOK 60 billion. Aker Kværner ended 2004 with a record-high NOK 36 billion order backlog; Aker Yards' year-end order backlog was NOK 23 billion. The quality of the order backlog is deemed good.

The year 2004 was marked by major changes in group structures that strengthened Group companies and produced today's Aker Group. The shipyards owned by Aker were merged with those of Kværner. Then Kværner was split into three exchange-listed companies: Kværner, Aker Kværner, and Aker Yards, before Aker RGI's businesses were merged into a Kværner subsidiary. That subsidiary was renamed Aker ASA.

Aker ASA Class A shares with voting rights were distributed to Kværner's shareholders as dividends, and the Aker Class A shares were listed on the Oslo Stock Exchange. Kværner shareholders received dividend payments worth NOK 2.8 billion, based on the closing price of Aker Class A shares on the first day of listed trade.

Aker is an industrial group. The parent company, Aker ASA, is the majority owner of Aker Kværner and Aker Yards and the sole owner of Aker Seafoods and Aker Material Handling. Aker has a 21.7 percent shareholding in Kværner ASA, and has ownership interests in several other industrial and financial activities.

The outlook for the Aker Group in 2005 is good. The Aker Group enjoys a solid and flexible financial structure, and the most important markets for its business activities have developed favorably. Operational improvements and focused hard work have contributed to an order backlog of excellent quality. Productivity enhancements will result in further improved financial performance. Order intake in 2004 was good, and revenue and profit growth are projected in 2005. Profit for the second half of 2005 is expected to be better than for the first half of the year.

Presentation of the Aker Group

Aker ASA is the parent company of the Aker industrial group. The Group has four core business areas that together encompass several dozen operating companies, and a number of relatively smaller-sized industrial and financial holdings. The most important Aker Group companies are Aker Kværner, Aker Yards, Aker Seafoods, and Aker Material Handling.

Aker's ownership interests provide significant industrial influence over Group companies. As a proactive owner and the Group's parent company, Aker ASA contributes to further developing the various Group companies, in accord with good corporate governance. Aker participates in the strategic development, organizational structure, and financing of the Group's businesses. Because markets and framework conditions are always changing, Aker strives to keep Group operations optimally adapted to conditions.

Aker ASA and the Group's subsidiaries are exposed to various forms of financial risk. Risk is further discussed in Note 32 to the consolidated accounts and Note 14 in the parent company's accounts for 2004.

Aker Kværner – with more than 20 667 employees in subsidiaries in more than 30 countries – specializes in technology, engineering, construction, and service deliveries to oil, energy, and process industries. At year-end 2004, Aker held 58 percent of Aker Kværner ASA shares, which are listed on the Oslo Stock Exchange. In January 2005, Aker reduced its ownership interest in Aker Kværner to 50.01 percent.

Aker Kværner is an important supplier to the international oil and gas industry, constructing diverse facilities and installations, and providing associated services. These include design, engineering, purchasing, product deliveries, construction, assembly, completion, operation, and maintenance of facilities for oil and gas exploration and production, largely for offshore field exploration and development.

For land-based facilities, the Engineering & Construction business area of Aker Kværner offers a comparably broad range of products and services for industrial niches, such as refining, petrochemicals, chemicals, pharmaceuticals, power generation, wood pulping products, metals, and mining.

Aker Kværner operates internationally, serving global markets for most of the Group's areas of specialization. The bulk of oil and gas activities are in Norway, the UK, and the United States. Based on more than 40 years of experience in the North Sea (both in Norwegian and UK waters), Aker Kværner is currently participating in major projects and executing deliveries to the Gulf of Mexico, Brazil, West Africa, Southeast Asia, Russia, and the Middle East

The principal business centers for Aker Kværner's worldwide energy and processing activities are in the USA, the UK, the Netherlands, Finland, Sweden, Australia, and Southeast Asia.

Aker Yards is a leading international shipbuilding group, focused on building a range of technologically advanced ships. The Aker Yards group is Europe's largest and one of the world's five largest shipbuilders, with a total of 13 shipyards and 13 069 employees in Norway, Finland, Germany, Romania, and Brazil. Aker Yards also has a management agreement covering Kværner's shipyard in the US city of Philadelphia. At the close of 2004, Aker owned 75 percent of Aker Yards shares, which are listed on the Oslo Stock Exchange. In January, Aker reduced its Aker Yards holding to 55.6 percent.

Aker Yards enjoys a strong market position. The Aker Yards group is widely recognized for its innovative approach, product portfolio, technologies, flexible capacity, and experience. The shipyards that comprise the Aker Yards group build cruise ships and ferries, merchant marine vessels, offshore service vessels, and other highly specialized vessels.

Building such specialized tonnage requires careful planning, customized solutions, and the ability to innovate. Typically, customers present their vessel requirements to Aker Yards' ship designers, who identify design challenges and resolve them through optimal engineering solutions and efficient building techniques.

Aker Yards has a highly skilled workforce. An experienced workforce with modern design and planning tools means efficient project execution and short delivery times.

Aker Seafoods' operations span harvesting, processing, marketing, and sales of seafood products in the northwestern regions of Europe and in South America. Its business activities comprise several wholly and partly owned fisheries companies that are organized into two core business areas: Norway Seafoods and Aker Seafoods Corp. Aker Seafoods is a wholly owned Aker subsidiary.

Norway Seafoods comprises the Aker Seafoods group's harvesting activities in Norway and its processing and marketing activities in Norway and Denmark. With 18 trawler quotas and 12 trawlers, Norway Seafoods operates Norway's largest trawler fleet. Fish caught by its own vessels and catches purchased from local fishermen constitute the raw materials used at Norway Seafoods' eight processing plants in Norway and Denmark. These facilities produce fillets, loins, tail pieces, and other fresh-fish cuts that are in demand, and a variety of processed seafood products. Sales to the expanding European market for fresh fish fillets are growing.

Aker Seafoods Corp comprises Aker Seafoods' harvesting and processing activities in Argentina, Russia, and the Faeroe Islands. Aker Seafoods only participates in harvesting in carefully-regulated fisheries seeking to maintain sustainable harvesting. Aker Seafoods' five well-equipped factory trawlers and three long-line vessels are recognized as one of the world's most advanced fleets.

Aker Material Handling is a leading supplier of storage and archiving systems used in industrial and office environments. Aker Material Handling is among the largest participants in its industry in Europe, and its products are sold under well recognized brand names such as Constructor, Bruynzeel, Compactus, and Dexion. At year-end 2004, Aker Material Handling had just over 700 employees, 140 of whom worked in Norway. Aker Material Handling is wholly owned by Aker.

The Aker Material Handling group has four factories, which are located in Germany, the Netherlands, and Norway, and it has an extensive network of sales offices and distributors in Europe. The most important products for the industrial-market segment are pallet shelving, storage shelving, space-saving and productivity-enhancing systems for inventory storage and retrieval, and material handling systems. The company's office, commercial, and archiving product lines include stationary, mobile, and tiered systems.

Aker Material Handling has undergone comprehensive restructuring, which was completed with the sale of Constructor Finland AS and Redirack Ltd (UK). In the past two years, business activities worth nearly NOK 375 million have been divested; these units had annual revenues exceeding EUR 175 million and more than 1,200 employees.

> The accounts presented in this annual report include the Aker ASA Group (Aker RGI Holding) for the period 2002 through 2004. Also, pro forma accounts have been prepared for 2003 and 2004, as if the present Aker ASA Group had been established on 1 January 2003. All comments found in the Board of Directors' report refer to pro forma accounts unless otherwise stated.

Other Aker activities and investments primarily include Atlas-Stord, Molde Fotballklubb, and minority holdings in the NorSea Group and Kværner.

Atlas-Stord delivers dewatering systems for animal feed production based on fishmeal, animal byproducts, and byproducts from distilling and brewery. The company also delivers dewatering solutions to municipal and industrial environmental facilities.

Aker also owns 33.5 percent of the shares in the supply base and logistics company NorSea Group, which offers its services to the offshore oil and gas industry from eight strategically located bases along the coast of Norway, from Stavanger in the south to Hammerfest in the north.

Kværner is a holding company with investments in several diverse industrial enterprises in Europe and the United States. Aker owns 21.7 percent of Kværner ASA stock. Kværner, in turn, owns 49 percent of Aker ASA share capital, in the form of non-voting Class B shares.

Strategic milestones

At the start of 2004, the company Aker RGI Holding AS owned 49.9 percent of Kværner ASA shares. Both Aker RGI Holding and Kværner had several industrial and financial activities in complex structures, and both corporate groups needed to refinance debt that would mature in 2004.

By year-end 2004, complex organizational structures had been simplified and both Kværner ASA and Aker RGI Holding had been refinanced. Following the reorganization that created today's Aker Group and its parent company, Aker ASA, the latter is the parent company in an industrial group comprising the bulk of the former businesses of Aker RGI Holding and Kværner. The new post-reorganization Kværner ASA is the parent company of a group that has significant asset value and activities marked by operational and structural challenges. The two exchange-listed companies, Aker ASA and Kværner ASA, are legally and financially independent and distinct entities, with the exception of the cross ownership described above.

A series of transactions were necessary to achieve the desired simplification and refinancing. The purpose and method of execution for each of these transactions were presented in detail in various prospectuses and announcements. All documents were made publicly available and most were mailed directly to shareholders' recorded addresses.

The most important transactions are set forth below:

- **Three-way split of Kværner ASA and offer to swap shares**
  At the company's 19 March 2004 shareholders' meeting, Kværner shareholders decided to split the company three ways by spinning off Aker Kværner and Aker Yards as independent, listed companies. Prior to these transactions, the shipyards of Aker and Kværner were merged. Kværner shareholders had the option of remaining as Kværner ASA shareholders or exchanging their Kværner shares for a combination of Aker Kværner and Aker Yards shares. Kværner's combined bank loans and bond debt totaling NOK 4.1 billion were transferred to Aker Kværner.
- **Establishment and listing of Aker Kværner**
  Aker Kværner was listed on the Oslo Stock Exchange on 2 April, following an approximately NOK 2.1 billion share issue and refinancing achieved in part by a EUR 260 million international loan.
- **Establishment and listing of Aker Yards**
  Aker Yards was listed on the Oslo Stock Exchange on 2 June after some 22 percent of the company's shares had been distributed to Kværner shareholders under the swap offer described above. Prior to listing, Aker RGI's shipyards were combined with Kværner's shipyards in the same structure via a merger. Following listing, Aker Yards established a NOK 600 million bond loan and a NOK 236 million convertible loan.
- **Establishment and listing of Aker**
  Today's Aker industrial group was established by merging Aker RGI Holding AS into a wholly owned subsidiary of the Kværner group, with settlement paid to Aker RGI AS in the form of Kværner shares. The wholly owned Kværner subsidiary was renamed Aker ASA and refinanced by taking on NOK 1.44 billion in long-term bank loans. In September 2004, Kværner ASA distributed to its shareholders all its Aker ASA Class A shares as a dividend. Aker's Class A shares were listed on the Oslo Stock Exchange on 8 September.

In late January 2005, Aker decided to sell some of its Aker Kværner and Aker Yards shareholdings. Following significant value growth, Aker was able to free up approximately NOK 1.5 billion in assets while maintaining its majority holding in both companies and its influence over them.

The realized assets established a foundation for further strengthening of the parent company's financial position. Half of Aker ASA's bank debt was repaid immediately. In early February, Aker ASA issued two new listed long-term bond loans totaling NOK 1 billion. Plans are to repay the remaining bank debt in March 2005.

The completion of the strategic measures described above helped clarify the significant underlying value of Aker ASA to shareholders and bondholders of Aker and Aker Group companies. The market prices of Aker shares and bonds both grew in 2004.

Consolidated profit and balance sheet

The 2004 consolidated accounts of the Aker Group show revenues of NOK 52 billion, which is on a par with 2003. Somewhat lower activity levels and wea-

ket profits at Aker Yards were largely offset by significant profit improvement at Aker Kværner, Aker Seafoods, and Aker Material Handling.

The Group operating profit before interest, tax, depreciation, and amortization of goodwill (EBITDA) totaled NOK 2.4 billion in 2004, compared with NOK 2.6 billion in 2003. The greatest improvement over 2003 figures was recorded by Aker Kværner: EBITDA was up 40 percent in 2004, compared with 2003.

Operating profit after depreciation and exceptional operating items amounted to NOK 749 million in 2004, compared with NOK 757 million in 2003.

The Group's total financing costs have been reduced significantly as a result of the new financial structure established in 2004. The Group had a profit after financial items of NOK 75 million in 2004, compared with a loss of NOK 266 million in 2003.

The Group had tax expenses for 2004 of NOK 505 million. NOK 479 million of this amount is a result of a recent Norwegian tax reform. Ordinary tax amounted to NOK 26 million for 2004 as a whole.

The Aker Group's balance sheet declined from NOK 41 billion to NOK 38 billion during 2004. The decrease in total assets is largely attributable to reductions in inventories and working capital. Payments from customers for projects completed in late 2004 and pre-payments on work in progress contributed to this positive development.

Cash and cash equivalents totaled NOK 8.1 billion at year-end 2004, virtually unchanged from a year earlier. Liabilities, on the other hand, fell in 2004. Short-term interest-bearing debt was reduced to NOK 0.9 billion as of year-end 2004; down from NOK 4.5 billion 12 months earlier. As of 31 December 2004, the Group had net interest-bearing receivables totaling NOK 693 million; this contrasts favorably with the figure for net interest-bearing debt in early 2004, which amounted to NOK 2.7 billion.

The Board of Directors deems that the annual accounts provide a satisfactory description of the Group's position at year-end 2004. The annual accounts have been prepared based on the assumption of a going concern.

Business segment reporting

Aker Kværner recorded solid progress in 2004, achieving an EBITDA for the year of NOK 1 401 million; up 40 percent compared with 2003. The Aker Kværner group's markets developed favorably, and several major contracts were signed in 2004. At year-end 2004, the order backlog was a record-high NOK 36 billion.

Aker Kværner is reported to be on-course for reaching the financial targets set for the group in the first quarter of 2003. The goals are an annualized EBITDA of NOK 1.5 billion in mid-2005, and an EBITDA of NOK 1.75 billion in 2006.

Aker Yards' profit performance in 2004 was above projections. EBITDA for the year was NOK 802 million. Profit declined by 50 percent due to transitory soft markets and low shipbuilding order intake in 2002 and 2003. Markets recovered significantly in 2004; at year-end, Aker Yards' order backlog exceeded NOK 23 billion, an increase of nearly 30 percent in 12 months. For 2005, Aker Yards expects revenue growth and a somewhat higher EBITDA than in 2004.

The board of directors of Aker Yards will propose a NOK 5.75 per-share dividend payment for 2004. The proposed dividend would amount to approximately NOK 66 million in income for Aker ASA.

Aker Seafoods had a 2004 EBITDA of NOK 109 million, up from NOK 74 million in 2003. Despite increased competition from freezer trawlers, greater processing in China, and poor raw materials access for parts of the year, Norway Seafoods' activities in Norway and Denmark developed favorably in 2004 – with an EBITDA for the year of NOK 134 million. Operations of the Aker Seafoods Corp. business area had varying results: production was good on two factory ships, while three long-line vessels had poor catches. Restructuring costs were recorded in 2004, as well as start-up costs associated with trial fishing for krill in Antarctic waters.

Key figures
Core activities

(Amounts in NOK million)

Aker Kværner	2002	2003	2004
Operating revenues	34 140	31 327	35 553
EBITDA	573	1 003	1 401
Order backlog	26 483	31 491	35 920

Aker Yards	2002	2003	2004
Operating revenues	18 386	15 865	12 514
EBITDA	1 372	1 610	802
Order backlog	18 010	18 246	23 366

Aker Seafoods	2002	2003	2004
Operating revenues	1 596	1 523	1 835
EBITDA	98	74	109

Aker Material Handling (continuing business)	2002	2003	2004
Operating revenues	1 210	1 193	1 227
EBITDA	108	34	12
Order backlog	227	211	265

Regulatory framework changes that would allow Aker Seafoods' harvesting and processing businesses to secure more even access to raw materials would have a valuable impact on the company's development. Surimi and fish prices for Aker Seafoods Corp.'s products rose in 2004; improved utilization of vessel capacity is key to continued improvements.

In 2004, **Aker Material Handling** successfully completed its comprehensive restructuring and efficiency-enhancing program. The order situation and profitability gradually improved over the year, and EBITDA for the continued businesses rose from a NOK 34 million loss in 2003 to a NOK 12 million profit in 2004, despite 40-to-60 percent price increases for steel in the period. Steel is the most important input factor for Aker Material Handling's production. Total order intake in 2004 for the continued businesses of Aker Material Handling amounted to NOK 1.3 billion, up 16 percent compared with 2003.

In 2005, Aker Material Handling will focus on continuing improvement programs that have already been implemented, including product development and production structure optimization. As part of these efforts, an underutilized production line for industrial shelving and small goods racks - one of two such lines at the factory in Norway - will be relocated to the factory at Laubach in Germany.

The parent company Aker ASA and other activities had a 2004 EBITDA of NOK 42 million. Operating expenses of the parent company and other companies that comprise the holding company structure amounted to NOK 114 million. The parent company's expenses were high due to high activity levels associated with restructuring programs and strategic projects.

Parent company balance sheet

The parent company of the Aker Group, Aker ASA, was established in the summer of 2004. In the pro forma balance sheet of the parent company and other companies in the holding company structure as of 30 June 2004, the book value of the company's listed and other equity investments was NOK 9 billion. Interest-bearing debt to non-Group creditors amounted to approximately NOK 2.3 billion, and net interest-bearing items were NOK 1.1 billion.

At year-end 2004, the balance sheet was significantly strengthened. The book value of equity investments had fallen slightly, to approximately NOK 8.3 billion. The market value of listed assets alone, however, had risen to NOK 7.7 billion. External debt had been reduced, in part through a NOK 236 million repurchase of AKE16 bonds.

As of 31 December 2004, Aker ASA and holding companies had short-term interest-bearing receivables and cash totaling NOK 474 million. Debt to non-Group lenders amounted to approximately NOK 1.9 billion, of which bank loans amounted to NOK 1.44 billion and the outstanding AKE16 loan amounted to about NOK 360 million. Net interest-bearing items amounted to NOK 1.1 billion.

After year-end 2004, there were significant balance sheet changes, as Aker freed up NOK 1.5 billion of assets through the sale of Aker Kværner and Aker Yards shares. The Group also issued two new bond loans totaling NOK 1 billion. During the first quarter of 2005, Aker will repay all its bank loans, and as part of a possible dividend payment, an offer will be extended to AKE16 bond holders to redeem their bonds (see below). Upon completion of these transactions, the company will be net debt free.

Allocation of profit for the year

The 2004 profit and loss account of the parent company Aker ASA shows an ordinary net profit of NOK 448 million. The company's unrestricted equity that may be applied to dividend payments amounted to NOK 2 683 million as of 31 December 2004.

Following a review of the company's financial status, the Board of Directors is of the opinion that Aker ASA is capable of paying dividends to company shareholders in the form of shares in Kværner ASA. Aker owns 21.7 percent of Kværner ASA shares; the Aker ASA Board will propose to the company's annual shareholders' meeting that the company's entire Kværner ASA shareholding be distributed as dividends for the 2004 accounting year.

Based on the current price of Kværner shares, the dividend disbursement will have a total value of NOK 516 million, corresponding to about NOK 6.70 per Aker share. The proposed dividend will provide dividend income for Aker shareholders while simplifying corporate structures, by eliminating the cross ownership between Aker and Kværner.

A dividend payment as proposed by the Board of Directors will trigger an offer to redeem outstanding bonds, pursuant to the loan agreement for Aker's AKE16 listed bond loan. Bonds with a total face value of NOK 805 million have been issued. Of this amount, NOK 358.5 million is held by parties other than Aker. A redemption tender will be made if the Board's proposal to pay the aforesaid dividend is adopted by Aker's annual shareholders' meeting.

Health, safety, the environment, and community relations

Aker's goal is to be perceived as the preferred partner for its employees and business associates, and a respected corporate citizen. Over time, profitability is vital to achieving this goal.

Aker will be recognized for what Group companies and their employees deliver in terms of services, products, and profits. However, the manner in which we deliver what is asked of us is equally important. Long-term and mutually beneficial relationships with individuals, organizations, and society at large generate lasting value.

The companies that comprise the Aker Group had a total of 35 816 employees at year-end 2004, 12 200 of whom worked in Norway, 12 000 in EU member states, and 4 200 in North America, primarily in the United States.

A common feature of most Group activities in recent years is that deliveries demand significantly higher levels of

expertise. Also, the participation of partners and subcontractors is increasingly important to project execution, which often takes place at facilities that are geographically distant from the Group's own production sites.

Consequently, it is important that Aker Group companies attract and retain employees, and enrich their know-how via challenging work assignments and systematic development. Aker Kværner, the Group company with the greatest number of employees, has established regular follow-up procedures for employees, and special management development programs. Similar initiatives are being implemented at Aker Yards and other Group companies.

Aker considers diversity a positive contribution to any organization. Accordingly, the Group wishes to be an attractive workplace for both women and men, regardless of ethnic origin, cultural background, religion, political persuasion, or age.

In Norway, gender equality is a key issue. Group companies actively participate in an initiative entitled Female Future, established by the Norwegian Confederation of Business and Industry. The initiative seeks to increase the number of female members on boards of directors of stock-exchange listed companies and the number of females among their top management. As the majority shareholder in Aker Kværner and Aker Yards, Aker has communicated to those companies' nomination committees that it seeks to meet public authorities' goals for female representation in stock-exchange listed companies.

Two of six shareholder-elected Aker board members are female. The four board members elected by and among employees are men. There are no women in Aker's Group management.

Employee health and the working environment are major areas of concern and the object of significant attention throughout the Group. In some industries excellent health, safety, and environmental performance constitutes a key competitive advantage. The sick leave rate among Aker Group employees in 2004 was 3.5 percent in 2004, a decrease from 4.6 percent in 2003. The frequency of lost-time injuries (the number of injuries that resulted in lost working time per million working hours) was 5.1 in 2004, compared with 8.1 in 2003. There were 4 work-related accidents with fatalities in 2004 and so far this year.

The parent company's activities do not have any detrimental environmental effects. Regular operations of individual Aker Group companies do not emit significant harmful substances into the environment. No accidental emissions to the environment were reported in 2004.

Corporate governance

Good corporate governance, that is, proper board conduct and company management, are key to Aker's efforts to build and sustain trust. The Aker Group is committed to maintaining an appropriate division of responsibilities between the company's governing bodies, its board of directors, and management.

Aker has compared the new Norwegian recommendations on corporate governance for listed companies, which were published in December 2004, with the Group's own corporate governance procedures and practice. The findings show that, by and large, the two sets of guidelines are in agreement. There are some differences, which are presented on page 7 of this report. The Board regards these differences as of minor importance.

Through TRG Holding, Kjell Inge Røkke owns 67.8 percent of Aker Class A voting-rights shares. Mr. Røkke is Board Chairman of Aker ASA. He contributes actively to the development of the Group. Proximity to such proactive ownership is deemed important to value creation by the Aker Group and fully accords with good corporate governance.

The company's nomination committee, board chairman, and shareholder-elected directors are elected by the company's annual shareholder meeting. Members of the board of directors and Group management are presented on the company's web pages and in the printed version of Aker's annual report.

In elections, Aker employees appoint four representatives to Aker ASA's board of directors. Three of these representatives have their day-to-day work at Aker Kværner and one works for Aker Seafoods.

Internal control at Aker ASA takes place via detailed budget follow-up; regular, thorough cost control; and procedures for certifying payments.

KPMG is the company's independent auditor. Fees for regular audit services and other audit services are detailed in the notes to the parent company and group accounts.

The 31 March 2005 annual shareholders' meeting of Aker ASA decided to reduce the dividend proposed by the company's board of directors for the 2004 accounting year to NOK 0. Aker ASA's 2004 accounts and notes to the accounts have been adjusted accordingly.

Oslo, 24 February 2005
Board of Directors Aker ASA

Kjell Inge Røkke *(Sign.)* *(Board Chairman)*	Lone Fønss Schrøder *(Sign.)* *(Deputy Chairman)*	Bjørn Flatgård *(Sign.)* *(Director)*	Eva von Hirsch *(Sign.)* *(Director)*
Kjeld Rimberg *(Sign.)* *(Director)*	Kjell A. Storeide *(Sign.)* *(Director)*	Atle Tranøy *(Sign.)* *(Director)*	Stein Aamdal *(Sign.)* *(Director)*
Bjarne Kristiansen *(Sign.)* *(Director)*	Harald Magne Bjørnsen *(Sign.)* *(Director)*	Leif-Arne Langøy *(Sign.)* *(President and CEO)*	

Aker ASA Group, Profit and Loss Account

Accounts 2002[1]	Accounts 2003[1]	Accounts 2004[1]	Amounts in NOK million	Note	2004[2]	Proforma[1] 2003[2]
14 837	**13 809**	**43 306**	**Operating revenues**	4,5	**51 694**	**51 458**
-10 041	-8 610	-25 297	Cost of goods and changes in inventory	19, 6	-29 652	-29 837
-3 044	-3 135	-11 050	Wages and other personnel expenses	26, 6	-13 878	-14 770
-1 522	-1 261	-4 943	Other operating expenses	6	-5 798	-4 244
230	**803**	**2 016**	**Operating profit before depreciation and amortization**		**2 366**	**2 607**
396	-376	-675	Depreciation	14	-775	-836
-163	-117	-408	Amortization	13	-517	-530
1 248	-32	-325	Exceptional operating items	7	-325	-484
919	**278**	**608**	**Operating profit**	4	**749**	**757**
479	-448	11	Share of earnings in associated companies	8	19	-9
-228	-956	-773	Net financial items	9	-693	-1 136
-308	122	0	Exceptional financial items	10	0	122
862	**-1 004**	**-154**	**Profit before tax**	4	**75**	**-266**
-308	75	-440	Tax	12	-505	19
554	**-929**	**-594**	**Net profit**		**-430**	**-247**
-34	-8	89	Minority interest	11	132	36
588	**-921**	**-683**	**Majority interest**		**-562**	**-283**
		76 971 875	Average number of shares [3]		76 971 875	76 971 875
		-8,87	Earnings per share [4]		-7,30	-3,68
		-8,87	Diluted earnings per share [5]		-7,30	-3,68

1) *Accounts 2002 and 2004 shows the accounts for former Aker RGI Holding Group, which are continued in Aker Group ASA (see note 3).*
2) *2003 and 2004 are Proforma, as the Aker ASA group was formed 1 January 2003 (see note 3)*
3) *For comparison purposes is the earnings per share for the proforma period calculated by using average number of shares for the period May to December 2004.*
4) *Majority interest / average number of shares*
5) *There was no potentially dilutive securities outstanding as of 31 December 2004*

Aker ASA Group, Balance Sheet of 31 December

Accounts 2002[1]	Accounts 2003[1]	Accounts 2004[1]	Amounts in NOK million	Note	Proforma[2] 2003
			ASSETS		
1 626	1 605	8 480	Intangible assets	13	8 585
3 070	3 508	5 494	Property, plant and equipment	14	5 675
4 696	**5 113**	**13 974**	**Total intangible and tangible fixed assets**		**14 260**
3 986	3 896	773	Financial interest-bearing fixed assets	15	542
327	252	226	Financial interest-free fixed assets	16	358
3 907	2 973	811	Shares and other equity investments	17	800
8 220	**7 121**	**1 810**	**Total financial fixed assets**		**1 700**
12 916	**12 234**	**15 784**	**Total fixed assets**	4	**15 960**
5 890	5 808	14 476	Current operating assets	18,19	16 905
78	114	168	Interest-bearing short-term receivables	21	114
1 652	971	8 072	Cash and bank deposits	22	8 384
7 620	**6 893**	**22 716**	**Total current assets**		**25 403**
20 536	**19 127**	**38 500**	**Total assets**		**41 363**
			SHAREHOLDERS' EQUITY AND LIABILITIES		
2 137	2 205	7 807	Paid-in capital		7 807
4 685	3 823	-2 167	Retained earnings		-1 075
6 822	**6 028**	**5 640**	**Total shareholders' equity**	23	**6 732**
58	256	2 562	Minority interests	24	2 515
6 880	**6 284**	**8 202**	**Total shareholders' equity and minority interest**		**9 247**
611	601	1 325	Deferred tax liabilites and provisions	25,26	1 261
0	0	645	Other interest-free long-term liabilities	27	277
0	0	3 826	Subordinated debt	28	3 946
5 065	4 139	7 434	Interest-bearing long-term debt	29	7 261
5 676	**4 740**	**13 230**	**Total long-term liabilities**		**12 745**
3 870	3 582	16 182	Current operating liabilites	18,20	14 844
3 930	4 521	886	Interest-bearing short-term debt	30	4 527
7 800	**8 103**	**17 068**	**Total current liabilites**		**19 371**
20 356	**19 127**	**38 500**	**Total shareholders' equity and liabilities**		**41 363**

Oslo, 31 March 2005
Board of Directors Aker ASA

Kjell Inge Røkke *(Sign.)* *(Board Chairman)*	Lone Fønss Schrøder *(Sign.)* *(Deputy Chairman)*	Bjørn Flatgård *(Sign.)* *(Director)*	Eva von Hirsch *(Sign.)* *(Director)*
Kjeld Rimberg *(Sign.)* *(Director)*	Kjell A. Storeide *(Sign.)* *(Director)*	Atle Tranøy *(Sign.)* *(Director)*	Stein Aamdal *(Sign.)* *(Director)*
Bjarne Kristiansen *(Sign.)* *(Director)*	Harald Magne Bjørnsen *(Sign.)* *(Director)*	Leif-Arne Langøy *(Sign.)* *(President and CEO)*	

Aker ASA Group, Cash Flow Statement

Accounts 2002	Accounts 2003	Accounts 2004	Amounts in NOK million	Note	Proforma 2004	Proforma 2003
862	-1 004	-154	Profit before tax		75	-266
-940	-59	91	Sales losses/gains (-) and write-downs		259	-22
-	-52	-503	Unrealized foreign exchange gain/loss and other non cash items		-658	-52
559	493	1 083	Depreciation and amortization	4	1 292	1 366
-479	448	-11	Share of earnings in associated companies	8	-19	9
-	-		Dividend received from associated companies		-	-
-103	-74	-169	Taxes paid		-201	-222
236	-310	4 224	Changes in other net operating assets		4 160	1 127
135	**-558**	**4 561**	**Net cash flow from operating activities**		**4 907**	**1 940**
-669	-360	-670	Investment in tangible fixed assets	13,14	-777	-832
			Payment for purchase of shares and equity			
-1 924	-22	-378	Investments in other companies	17	-424	338
64	91	277	Proceeds from sales of tangible fixed assets		319	91
1 015	464	177	Proceeds from sale of shares and other equity investments		177	464
		7 142	Effect of combining of businesses/merger			
-642	165	-145	Net cash flow from other investments		-287	179
-2 156	**338**	**6 403**	**Net cash flow from investing activities**		**-992**	**240**
2 804	601	3 467	Proceeds from issuance of long-term interest-bearing debt	29	3 572	601
-3 398	-1 530	-2 750	Repayment of long-term interest-bearing debt	29	-3 565	-1 996
1 802	430	-4 161	Change in short-term interest-bearing debt		-3 589	-335
-451	-14	-31	Dividends paid		-343	-311
757	**-513**	**-3 504**	**Net cash flow from financing activities**		**-3 925**	**-2 041**
-1 264	**-733**	**7 460**	**Net change in cash and cash equivalents**		**10**	**139**
-63	52	-359	Effects of changes in exchange rates on cash		-302	439
2 979	1 652	971	Cash and cash equivalents as of 1 January		8 384	7 806
1 652	**971**	**8 072**	**Cash and cash equivalents as of 31 December**	22	**8 072**	**8 384**

Note 1: Description of significant accounting principles and general notes

General principles

The accounts of Aker are presented in conformity with the Norwegian legislation and generally accepted accounting principles in Norway.

The consolidated financial statement comprises the profit and loss account, the balance sheet, the cash flow statement, and notes to the account. The figures presented in the notes, include the Aker ASA Group (Aker RGI Holding) for the period 2002 through 2004. Also a pro forma accounts have been prepared for 2003 and 2004, as if the present Aker ASA Group had been established on 1 January 2003.

Consolidation principles

Consolidated accounts

The consolidated accounts for Aker include Aker ASA and all subsidiaries in which Aker, directly or indirectly, has a controlling interest. Companies acquired/sold during the accounting year have been consolidated in the profit and loss account from/to the time of acquisition/sale.

Foreign subsidiaries and associated companies are brought into agreement on consolidation in accordance with the Group's accounting principles.

Elimination of internal transactions and accounts

The consolidated accounts are prepared treating the Group as a single entity. As a result, all significant Group inter-company transactions and balances are eliminated.

Investments in subsidiaries

For acquisitions of subsidiary companies, the acquisition cost price of the shares in the parent company accounts is offset against the equity in the subsidiary at the time of acquisition. Any excess/-under payment is apportioned among the tangible and intangible assets and liabilities it relates to. Excess amounts are entered gross with a provision for deferred tax liabilities. Excess amounts paid that cannot be allocated to assets are capitalized as goodwill, and depreciated over the expected lifetime of the assets. In the parent companies accounts investment in shares value at costprice.

Translation of accounts of foreign subsidiaries into NOK

On translation of foreign subsidiaries' accounts from foreign currencies into Norwegian kroner, balance sheet items are translated at the currency rates as of the end of the accounting period, and profit and loss account items are translated at the average currency exchange rate for the accounting year

General principles

The accounts are based on the fundamental principles governing transaction, comparability, going concern, congruence, and prudence. Transactions are recorded to accounts at settlement value at the time of the transaction. Hedging and portfolio management are taken into account.

If actual figures are not available at the time of the closing of the accounts, generally accepted accounting principles require management to make estimates and assumptions that affect the profit and loss account as well as the balance sheet. Actual results could differ from these estimates.

Income is recognized at the time of delivery of goods sold and at the time of performance of services provided on an hourly basis. In the case of long-term, fixed-price contracts, a portion of the expected profit, computed by reference to the degree of completion, is included as income.

Costs are grouped and expensed at the same time as the income to which the costs relate is realized. Costs that cannot be directly related to income are expensed as they are incurred. All costs related to restructured and discontinued activities are expensed at the time restructuring or discontinuance is decided upon.

Assets related to current business activities are classified as current assets. The same rule is applied for short-term debt. Receivables and debt that are not related to current business activities are classified as current assets/liabilities if payable within one year of the closing date of the accounts. Shares that are not considered permanent investments are recorded as current assets.

Other assets are classified as fixed assets and other debt is classified as long-term debt.

Closely related parties

Aker Yards has undertaken transactions with closely related parties during the past accounting year. Parties are classified as "closely related" if one party is able to influence the decisions of the other party. The transactions have taken place at arm's length.

Valuation and classification principles

Projects

The Group's business activities mainly involve deliveries of products and services under contract to customers. Work in progress relating to long-term contracts is recognized using the percentage of completion method, based primarily on contract costs incurred to date, compared to estimated overall contract costs.

If the final outcome of a contract cannot be estimated reliably, contract profit is recognized only to the extent costs incurred are expected to be recovered. Any projected losses on future work done under existing contracts, are expensed and classified as accrued costs/provisions in the balance sheet under short term debt. Losses on contracts are recognized in full when identified. Recognized contract profit includes profit derived from change orders and disputed amounts when, in management's assessment, realization is probable and reasonable estimates can be made.

Project costs include costs directly related to the specific contract and indirect costs attributable to the contract.

Bidding costs are capitalized when it is likely that the company will be awarded the project. All other bidding costs are expensed as they occur. Revenues and costs associated with construction project financing are included in project profit and loss.

Project revenue is classified as operating revenue in the profit and loss account. Work in progress is classified as short-term receivables in the balance sheet. Advances from customers are deducted from the value of work in progress of the contract involved or, to the extent they exceed this value, recorded as customer advances. Customer advances that exceed said contract offsets are classified as short term debt.

Inventories

Inventories of raw materials and materials used in operations are stated at the lower of purchase cost or fair value. Finished products and semi-finished goods are valued at full manufacturing cost. The valuation includes purchase costs, plus direct and indirect costs of production, including a proportionate share of fixed production costs estimated initially at normal production capacity.

Fixed assets

Fixed assets are entered in the accounts at historical cost, less ordinary depreciation. If the residual value of the fixed asset is lower than its balance sheet value, the asset is written down to its residual value. The residual value of an asset is the higher of its net sales value or its value in use. The value in use is the present value of the future cash flow the asset will generate. If there is a decline in value that is not of a temporary nature, fixed assets are written down. Write-downs are reversed to the extent the impairment no longer exists.

Maintenance

As a general rule, all maintenance costs are expensed as they occur. Upgrading or replacement of operating assets is considered an investment, and capitalized.

Research and development

In general, research and development costs are expensed as they are incurred or treated as part of project expenses.

Environmental investments

Costs related to measures to improve the internal or external environment are expensed as they are incurred, unless the measures have a positive impact on productivity.

Leasing

Property, plant, and equipment leased on terms that largely transfer the financial rights and obligations to the company (financial leasing) are classified as property, plant, and equipment, and included as an obligation under interest-bearing debt at the present value of the minimum leasing cost.

Operational leasing is recorded to cost as regular leasing cost and classified as ordinary operating expenses.

Depreciation

The Group's ordinary depreciation calculations are based on assessments of the economic and technical lifetime of operating assets. Straight-line depreciation is based on the expected lifetime of operating assets, ignoring any residual value. Similar principles are used in calculations for intangible assets. Financial leases recorded in the balance sheet are amortized according to the lease schedule, and the associated liability is reduced by the amount of leasing costs paid, after deduction of calculated interest expenses.

Assets and liabilities in foreign currencies

Cash, short-term receivables, and short-term debt are valued at the exchange rate at the balance sheet date.

Receivables and/or liabilities covered by binding forward foreign exchange contracts in the same currency (forward contracts) are translated on the basis of the agreed forward rate.

Foreign currency financial instruments hedging firm commitments are accounted for as hedges. Gains or losses on such instruments are deferred and included in the measurement of the hedged transaction.

If it is believed that there is insufficient risk offset, hedging transactions are not treated as hedges for accounting purposes, and any unrealized losses are recorded to costs. Hedging transactions of future cash flows not governed by agreements are treated as hedges for accounting purposes to the extent it is believed that realization of these cash flows is reasonably assured.

Pension expenses

Pension liabilities related to defined benefit plans are valued at the present value of future pension benefits earned at the balance sheet date, and calculated on the basis of assumptions as to number of service years, discount rate, future yield on pension assets, expected future wage growth, and pension adjustments, as well as actuarial assumptions on mortality, voluntary resignations, and so forth.

Pension funds are valued at market value. Net pension obligations on under-financed contracts are capitalized as long-term, interest-free liabilities, while the net value of over-funded contracts is presented as a long-term interest-free receivable if it is likely that over-funding will produce a benefit. The net pension cost, which is the gross pension cost less the estimated return on pension funds, adjusted for the allocated effect of changes in estimates and pension plans, is included in the item Wages, salaries and other personnel expenses.

Changes in pension liabilities resulting from changes in pension plans are distributed over the expected remaining period of service. Changes in pension liabilities and pension assets attributable to changes or deviations in estimates are distributed over the estimated average remaining period of service if the deviations at the beginning of the year exceed 10 percent of the higher of gross pension liabilities or pension assets.

In the case of pension plans defined for accounting purposes as contribution plans, pension costs are expensed as the accounting period's pension expenses are incurred.

Deferred tax and deferred tax benefit

The deferred tax provision in the balance sheet reflects timing differences between book and tax values. In calculating deferred tax liabilities, the tax rate and tax rules on the balance sheet date and non-downward discounted amounts are applied. Calculations of deferred tax benefits are based on tax-reducing timing differences and loss carry forward amounts and the probability of future taxable profits in the various taxation regimes in which the Group has activities.

The profit and loss account presents tax expenses as the sum total of taxes payable and deferred tax. Deferred tax is the change in net deferred tax liabilities from one accounting period to another, adjusted for currency fluctuations and change in deferred tax benefit/liabilities associated with corporate acquisitions.

Extraordinary items and exceptional items

Income and expenses that are material in a Group context, and that relate to transactions outside the Group's ordinary activities, or are due to an unusual business risk and, in addition, are not expected to occur regularly, a re classified as extraordinary items.

Other material items that do not occur regularly are classified as exceptional operating or financial items. Large losses on sales, as well as write-downs, restructuring costs and similar items, are thus classified as exceptional items in the profit and loss account. Significant gains on the sale of fixed assets are classified as exceptional operating revenue.

Contingent events and uncertain obligations

Uncertain obligations are included in the accounts if it is more

likely than not that they will come to settlement. The best estimate is used in calculating settlement values.

CASH AND CASH EQUIVALENTS
The item Cash and cash equivalents comprises cash, bank deposits, and placements that mature no later than three months after the investment was made.

Cash flow statement
The indirect method is used in preparing the cash flow statement. Cash flows from investment and financing activities are presented gross; the accounting profit is reconciled with net cash flow from operating activities.

SIGNIFICANT ACQUISITIONS AND DIVESTITURES OF BUSINESSES

2004
31 December 2004 Aker Kværner Metals Inc, a wholly owned subsidiary of Aker Kværner ASA purchased the metals division of Kværner US Inc, a wholly-owned subsidiary of Kværner ASA for a consideration of approximately USD 8.1 million. Goodwill of USD 7.1 million arose from the transaction.

Aker Kværner AS, a subsidiary of Aker Kværner ASA, has purchased the Ellayess business from Kværner E&C Plc, a wholly-owned subsidiary of Kværner ASA, for a total consideration of NOK 284 million, subject to certain adjustments e.g. changes in work capital. Goodwill of NOK 136 million has arisen on acquisition of Ellayess. Also, NOK 32 million is payable from Aker Kværner ASA to Kværner ASA in connection with the acquisition.

All assets of Legend Properties were sold in July 2004, resulting in the release of approximately NOK 300 million in funds to Aker RGI Holding.

Aker Seafoods has during 2004 invested NOK 30 million in i Lofoten Trål and Nord Norsk Sjømat.

In February Aker Material Handling sold the business of Redrack Ltd for approximately GBP 2.5 million. In April Aker Material Handling sold the shares in Constructor Finland OY for approximately EUR 7 million.

Please see Note 3 for other details on changes in Group composition in 2004.

2003
In 2003, the Aker RGI subsidiary Dexion Group Ltd completed a series of measures to free up capital. In May 2003, three of Dexion's UK subsidiaries went into bankruptcy; the bankruptcy trustee appointed by the company's creditors has worked to close down UK production and sales activities. Also in 2003, Dexion companies in the USA, Australia, and Asia were sold, as were some smaller-sized niche companies in France, Belgium, and the UK.

In January 2003, the Aker Yards' subsidiary, Aker Brevik, acquired 70 percent of the Romanian shipyard Aker Braila (formerly SANAB).

In January 2003, the agreement to merge the two German shipyards – Aker MTW, owned by Aker Yards, and Kværner Warnow, owned by Aker Kværner – went into effect. The new company, called Aker Ostsee, is owned 60 percent by Aker Yards and 40 percent by Aker Kværner.

Aker RGI sold Aker Energy to the petroleum company OER Oil in November 2003. Aker Energy holds a 49 percent stake in PL270, block 35/3 in the North Sea.

In November 2003, Aker RGI sold its entire interest in Avantor ASA, a Norwegian listed real estate company. The 7 757 832 shares in Avantor of which Aker RGI divested itself represent 39.9 percent of Avantor's share capital.

2002
Aker RGI carried out a voluntary offer to buy out Aker Maritime's other shareholders in December 2001. Tender acceptances, additional share purchases before year-end, and options gave Aker RGI a total exposure of 75.09% of the shares in Aker Maritime at year-end 2001, plus options at various exercise prices for another 16.00% (9 073 850 shares) of Aker Maritime's share capital. On 13 February 2002, Aker RGI decided to exercise its call options for Aker Maritime shares. Following exercise of the options, Aker RGI owned 53 971 496 shares in Aker Maritime, which corresponds to 95.16% of the company's shares, and the same proportion of voting power at Aker Maritime shareholders' meetings. In its 14 February 2002 board meeting, Aker RGI's board of directors decided to forcibly redeem all other Aker Maritime shareholders on 15 February 2002. The per-share redemption price was set at NOK 72, corresponding to the cash value at the time of redemption, for settlement under the December voluntary offer and later acquisitions. The redemption made Aker RGI the sole owner of Aker Maritime. Upon application to the Oslo Stock Exchange, Aker Maritime was delisted; the final day of listing was 18 February 2002.

In 2001, Aker RGI was heavily engaged in strategic work related to the former Aker Maritime's investment in Kværner ASA. When Kværner reported in 2001 that it was experiencing major financial problems, Aker Maritime, Kværner's board of directors, and Kværner's creditors agreed on a rescue plan for Kværner. The pivotal component of the rescue plan was uniting Aker Maritime's core business activities with Kværner's Oil & Gas division. That merger was completed in March 2002. At year-end 2002, Aker RGI had a 49.9% share interest in Aker Kværner.

In October 2002, Norway Seafoods sold the last of its ownership interests in American Seafoods LP for USD 29.3 million.

In October 2002, Aker RGI acquired Orkla ASA's stake in Norway Seafoods Holding AS, and became the sole owner of Norway Seafoods. As part of the settlement, Orkla received Norway Seafoods' 15% ownership in Findus AB.

Note 2: Transition to International Financial Reporting Standards (IFRS)

As of 1 January 2005, Aker ASA's consolidated accounts will be prepared according to IFRS, standards approved by the EU. The first financial report to be prepared according to IFRS is the first-quarter 2005 report.

IFRS conversion
An IFRS conversion project has been underway at Aker since the spring of 2004. The project will be completed in the first quarter of 2005 as part of first-quarter 2005 reporting.

For Aker, the introduction of IFRS will have the greatest impact in the following areas:

Financial instruments
IFRS features more comprehensive rules governing the treatment of financial instruments than has been the practice in Norway. IFRS rules have been undergoing continuous modification and there are several differences between Norwegian accounting practices and IFRS. For Aker, the main difference is that IFRS has stricter requirements than N GAAP for hedging valuation of foreign currency positions.

Goodwill
Under IFRS, goodwill is not amortized, but is subject to annual impairment testing. At the transition to IFRS, goodwill will be recorded at its value as of 1 January 2004 (reversal of 2004 amortization) and subjected to impairment testing.

Allocation of added value at acquisitions
IFRS features stricter rules than N GAAP as to allocation of excess/under value at business acquisitions. Among the effects: some restructuring allocations made under N GAAP may not be continued under IFRS.

Pensions
In general, pension cost accounting is among those areas in which there are significant differences between IFRS and N GAAP. The most important issue for Aker in this area is the transition according to IFRS 1 that in practice allows for unamortized estimate deviations to be offset against equity at the time the IFRS opening balance is established. An assessment is underway to establish how Aker pension plans for employees in Finland are to be treated under IFRS. This assessment has not yet been completed.

Note 3: Changes in the composition of the Aker ASA Group and pro forma information

Change in composition of the Aker ASA Group
The Aker RGI Holding Group (Aker RGI) acquired control of Kværner for accounting purposes through a merger of Aker Yards AS and a Kværner ASA subsidiary (Aker Kværner Investments AS), with payment to Aker Yards AS shareholders in Kværner shares. Through this transaction, Aker RGI increased its ownership interest in Kværner ASA from 49.9 percent to 59.6 percent, making Kværner ASA a subsidiary of the Aker RGI Group. However, Kværner was not consolidated,since it was already decided that Kværner ASA should be in temporary ownership. Assets and liabilities related to Aker Yards and 49.9 percent of Aker Maritime's oil- and gas-related activities (merged with Kværner's oil and gas activities in 2002) are continued at the Aker RGI's original book value in the accounts of the Aker ASA Group. Aker ASA group is established with effect from 1 April 2004 for accounting purposes.
The merger between Aker RGI Holding and Kværner Holding is recorded in the accounts as a merger of jointly controlled companies (merger of parent and sub-subsidiary). Thus, assets and liabilities are presented using the group values of the consolidated Aker ASA Group. A dividend payment by Kværner ASA to its shareholders of all its Aker Class A shares was distributed to Kværner shareholders. Kværner ASA holds 49 percent of Aker ASA share capital through its holding of Class B shares, which are without voting rights. Thus, Kværner ASA is not part of the Aker ASA Group.

Pro forma information
The official audited 2004 accounts present the profit and loss account beginning with the 1 April 2004 establishment dates for new units, and beginning with 1 January for companies formerly owned directly or indirectly by Aker RGI Holding AS. To present comparable financial information, pro forma accounts for 2003 and 2004 have been prepared as if the establishment took place for accounting purposes as of 1 January 2003 (pro forma profit and loss account, balance sheet, and notes to the accounts).

These pro forma financial statements are provided for informational purposes only and are not necessarily indicative of actual results that would have been achieved had the transactions and assumptions described taken place during the periods presented.

The main assumptions for the pro forma financial statements presented are stated below.

The Aker Kværner pro forma financial statements has considered the re-capitalisation (consisting of debt and equity) of the group completed at 1 April 2004. Issuance of new shares amounts to approximately NOK 2 billion.

The Aker Yards pro forma financial statements consider the combining of Kværner and Aker RGI Holding shipbuilding activities as per 31 March 2004.

Further, an extraordinary dividend paid to Aker RGI AS of NOK 3.5 billion from Aker RGI Holding AS prior to the merger and exchange of Kværner shares to Aker Yards and Aker Kværner shares in April/May 2004 are reflected in the pro forma figures for all reporting periods.

The July 2004 refinancing of Aker ASA is reflected in the pro forma profit and loss accounts as of 1 January 2004. Thus, interest expenses have been reduced by NOK 146 million in the pro forma accounts, the tax effect is considered.

Aker ASA's purchase price beyond book value is allocated to goodwill and shares.

The pro forma figures apply a 20-year amortization period for goodwill. Accordingly, goodwill amortization of NOK 39 million was charged to the 2003 pro forma profit and loss account. For the first three months of 2004, pro forma goodwill amortization amounted to NOK 10 million. The amortization period of 20 years is based on an expectation of a financial lifetime of at least 20 years for the goodwill acquired by the Group.

Note 4: Segment information

Segment information is based on present group structure and is distributed as follows (see note 5 for operating revenues based on customer location):

Accounts 2004

Amounts in NOK million	Operating revenues	Operating profit bef. depr./amort.	Depr. and amortization	Operating profit	Profit before tax	Order[2] intake	Order[2] backlog	Capital expenditure	Fixed assets	Net operating assets[3]
Aker Kværner	27 838	1 077	-463	614	288	39 453	35 920	340	6 249	-1 084
Aker Yards 1)	11 841	776	-333	270	237	17 283	23 366	240	3 915	-637
Aker Seafoods	1 835	109	-146	-37	-123	-	-	62	2 748	113
Aker Material Handling	1 298	15	-66	-131	-292	1 401	265	16	657	-4
Other investments	484	40	-7	29	20	275	144	12	540	-70
Aker ASA, other holding companies and eliminations	10	-1	-68	-137	-284	-	-	-	1 675	139
Aker ASA Group	**43 306**	**2 016**	**-1 083**	**608**	**-154**	**58 412**	**59 695**	**670**	**15 784**	**-1 543**

1) Profit and loss figures from 1 January to 31 March as in Aker RGI Holding AS Group and profit and loss figures from 1 April 2004 as in Aker Yards ASA

Accounts 2003

Amounts in NOK million	Operating revenues	Operating profit bef. depr./amort.	Depr. and amortization	Operating profit	Profit before tax	Order[2] intake	Order[2] backlog	Capital expenditure	Fixed assets	Net operating assets[3]
Aker Yards	9 713	801	-195	606	547	8 500	10 900	190	2 144	1 851
Aker Seafoods	1 523	74	-123	-49	-43	-	-	51	1 979	445
Aker Material Handling	1 981	5	-97	-110	-357	1 953	237	41	668	-135
Other investments	593	-45	-398	-104	-231	376	95	57	374	35
Aker RGI Holding AS, other holding companies and eliminations	-1	-32	320	-65	-920	-	-	21	7 069	141
Aker RGI Holding AS Group	**13 809**	**803**	**-493**	**278**	**-1 004**	**10 829**	**11 232**	**360**	**12 234**	**2 337**

Accounts 2002

Amounts in NOK million	Operating revenues	Operating profit bef. depr./amort.	Depr. and amortization	Operating profit	Profit before tax	Order[2] intake	Order[2] backlog	Capital expenditure	Fixed assets	Net operating assets[3]
Aker Yards	9 448	617	-140	477	373	6 000	8 900	185	1 442	1 694
Aker Seafoods	1 596	98	-143	-45	303	-	-	227	2 124	388
Aker Material Handling	2 528	-241	-145	-701	-945	2 431	500	120	1 024	-87
Other investments	1 266	-8	-117	-210	161	339	199	116	560	-64
Aker RGI Holding AS, other holding companies and eliminations	-1	-236	-14	1 398	970	-	-	21	7 766	334
Aker RGI Holding AS Group	**14 837**	**230**	**-559**	**919**	**862**	**8 770**	**9 599**	**669**	**12 916**	**2 265**

Proforma 2004

Amounts in NOK million	Operating revenues	Operating profit bef. depr./amort.	Depr. and amortization	Operating profit	Profit before tax	Order[2] intake	Order[2] backlog	Capital expenditure	Fixed assets	Net operating assets[3]
Aker Kværner	35 553	1 401	-626	775	379	41 582	35 920	418	6 249	-1 084
Aker Yards	12 514	802	-371	258	236	17 283	23 366	269	3 915	-637
Aker Seafoods	1 835	109	-146	-37	-123	-	-	62	2 748	113
Aker Material Handling	1 298	15	-66	-131	-292	1 401	265	16	657	-4
Other investments	484	40	-7	29	20	275	144	12	540	-70
Aker ASA, other holding companies and eliminations	10	-1	-76	-145	-145	-	-	-	1 675	139
Aker ASA Group	**51 694**	**2 366**	**-1 292**	**749**	**75**	**60 541**	**59 695**	**777**	**15 784**	**-1 543**

Proforma 2003

Amounts in NOK million	Operating revenues	Operating profit bef. depr./amort.	Depr. and amortization	Operating profit	Profit before tax	Order[2] intake	Order[2] backlog	Capital expenditure	Fixed assets	Net operating assets[3]
Aker Kværner	31 327	1 003	-648	-97	-338	36 902	31 491	427	6 291	-190
Aker Yards	15 865	1 610	-379	1 231	1 157	13 960	18 246	235	4 246	1 622
Aker Seafoods	1 523	74	-123	-49	-43	-	-	51	1 979	445
Aker Material Handling	1 981	5	-97	-110	-357	1 953	237	41	668	-135
Other investments	593	-45	-398	-104	-231	376	95	57	374	35
Aker ASA, other holding companies and eliminations	169	-40	279	-114	-454	-	-	21	2 402	488
Aker ASA Group	**51 458**	**2 607**	**-1 366**	**757**	**-266**	**53 191**	**50 069**	**832**	**15 960**	**2 265**

2) See note 18 to 20

3) Unaudited

PROFIT AND LOSS ACCOUNT

NOTE 5: OPERATING REVENUES

Operating revenues based on customer location, presented for Norway and abroad, are shown below (operating revenues according to segments are detailed in note 4)

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
3 558	2 756	8 462	Operating revenues Norway	9 870	16 303
11 273	11 035	34 792	Operating revenues outside Norway	41 772	35 137
6	18	52	Sales gains	52	18
14 837	**13 809**	**43 306**	**Operating revenues**	**51 694**	**51 458**
			Operating revenues outside Norway by geographic region were as follows:		
7 424	8 095	16 390	EU	19 365	16 008
594	831	3 561	Asia	4 365	10 421
1 475	1 127	8 864	America/Canada	10 605	4 499
1 780	982	5 977	Other areas	7 437	4 209
11 273	**11 035**	**34 792**	**Operating revenues outside Norway**	**41 772**	**35 137**

NOTE 6: OPERATING EXPENSES

Operating expenses, excluding ordinary depreciation and exceptional operating items, consist of the following:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
10 041	**8 610**	**25 297**	**Total goods purchased and changes in inventories**	**29 652**	**29 837**
3 044	**3 135**	**11 050**	**Wages and other personnel expenses**	**13 878**	**14 770**
24	20	103	Research and development	131	120
88	52	635	Rent and leasing expenses	802	714
1 410	1 189	4 206	Other operating expenses	4 865	3 410
1 522	**1 261**	**4 943**	**Total other operating expenses**	**5 798**	**4 244**
14 607	**13 006**	**41 290**	**Total**	**49 328**	**48 851**
14 831	13 791	43 254	Operating revenues excluding sales gain	51 642	51 440
98 %	94 %	95 %	Operating expenses as a percent of operating revenues	96 %	95 %

In Accounts 2004 the amounts are NOK 35.6 million for ordinary services and NOK 17.3 million for other services. Payments/fees to auditors for the Aker ASA Group are included in Other operating expenses, proforma figures for 2004 and 2003 are shown below.

Amounts in NOK thousands	Ordinary auditing	Other auditor services	Proforma 2004	Proforma 2003
Aker ASA	4 830	530	5 360	-
Subsidiary companies	35 751	18 574	54 325	42 520
Total	**40 581**	**19 104**	**59 685**	**42 520**

Wages and other personnel expenses consist of:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
2 451	2 519	8 861	Wages	11 041	11 760
329	421	1 370	Social security contributions	1 692	1 755
96	50	412	Pension costs	500	541
168	145	407	Other expenses	645	714
3 044	**3 135**	**11 050**	**Total**	**13 878**	**14 770**
10 966	**11 862**	**35 816**	**Average number of employees**	**35 708**	**36 783**

NOTE 7: EXCEPTIONAL OPERATING ITEMS

Exceptional operating items include major losses on the sale and write-down of operating assets, restructuring costs, and other material matters not expected to be of a recurring nature.
The exceptional operating items are as follows:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
-	-	-173	Non-recurring cost in connection with the combining of shipbuilding activites in Aker Yards	-173	-
-	-		Settlements of Equatorial in Aker Kværner	-	-330
-	-		Other disputes and provisions in Aker Kværner	-	-122
1 654			Gain on merging Aker Maritime and Kværners oil and gas activities		
-232			Write-down of fixed assets		
	-32		Other sales gains and loss		-32
-	-	-101	Other restructuring costs	-101	-
-174	-	-51	Other items	-51	-
1 248	**-32**	**-325**	**Total**	**-325**	**-484**

In 2004 Aker Yards have non-recuring costs of NOK 173 million. NOK 30 million of this amount relates to establishment of the new Aker Yards ASA Group and the IPO. The yards in Helsinki, Rauma and Turku in Finland have been merged into the "new" Aker Finnyards. As part of the process there have been a write down of buildings no longer in use in addition to an accrual for restructuring cost all totaling to NOK 143 million. As a result of the merge the number of employees will be reduced with aprox. 315 employees. The future effect of synergies is expected to be in the range of EUR 20 million anually, mainly due to reduction in overlapping functions and consentration on core-copetence.

NOTE 8: SHARE OF EARNINGS IN ASSOCIATED COMPANIES

Share of earnings in associated companies includes profits from the following companies (see note 17):

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
-	-	12	Kværner Powergas India Pvt Ltd	22	7
-	-	34	NorSea AS	34	-
-	-8	-10	P/f Næraberg	-10	-8
-	-1		Lofoten Trålerrederi AS	-	-1
7	-2		Avantor ASA	-	2
486	-434		Kværner ASA	-	-
-14	-3	-25	Others	-27	-5
479	**-448**	**11**	**Total**	**19**	**-9**

NOTE 9: NET FINANCIAL ITEMS

Net financial items are shown below:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
394	350	110	Interest income	129	533
-778	-872	-756	Interest expense	-694	-1 373
-384	**-522**	**-646**	**Net interest income**	**-565**	**-840**
-12	52	-18	Net exchange loss/gain	-27	140
168	-486	-109	Net other financial income/expenses	-101	-436
-228	**-956**	**-773**	**Net financial items**	**-693**	**-1 136**

ACCOUNTS AND BOARD OF DIRECTORS' REPORT

NOTE 10: EXCEPTIONAL FINANCIAL ITEMS

Exceptional financial items are made up as follows:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
324	122		Dividend and gain sale of shares [1]	-	122
-560	-		Write-down of receivables	-	-
-72	-		Other exceptional financial items	-	-
-308	**122**	**0**	**Total**	**0**	**122**

1) The NOK 122 million gain in 2003 on sale of shares is attributable to divestiture of Aker RGI's 39.9% shareholding in Avantor ASA. The stake in Avantor was sold in late 2003 for NOK 462 million.

NOTE 11: MINORITY INTEREST

Minority interest in the following companies:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
-	-	69	Aker Kværner	97	-146
-	-	17	Aker Yards	33	187
-34	-8	3	Other minority interests [1]	2	-5
-34	**-8**	**89**	**Sum**	**132**	**36**

1) The figure for Other minority interests in 2004 is largely attributable to directly and indirectly subsidiaries in Aker Material Handling, Aker Yards, Aker Seafoods and Aker Kværner.

NOTE 12: TAX

The Group 's taxes are made up as follows:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
			TAXES PAYABLE:		
-66	-	-17	Norway	-18	-5
-79	-102	-223	Abroad	-237	-263
-145	**-102**	**-240**	**Total taxes payable**	**-255**	**-268**
			CHANGE IN DEFERRED TAX:		
-315	130	210	Norway	159	141
168	47	69	Abroad	70	146
-147	**177**	**279**	**Total change in deferred tax**	**229**	**287**
-16			Tax on Group Contribution		
	-	-479	Effect of changes in tax rules in Norway	-479	-
-308	**75**	**-440**	**Total**	**-505**	**19**

The significant items explaining the differences between the nominal tax rate in Norway and the effective tax rate on Profit before tax:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
-241	281	43	Nominal tax rate Norway 28%	-20	74
-	-	-479	Effect of changes in tax rules in Norway	-479	-
-228	-62	-120	Tax differential in Norway and abroad	-136	-54
162	-144	116	Other differences	130	-1
-308	**75**	**-440**	**Total**	**-505**	**19**

Tax for each company/area is shown below:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
-	-	-114	Aker Kværner	-139	-10
-77	-195	-76	Aker Yards	-75	-245
-119	-22	41	Aker Seafoods	41	-22
22	6	364	Aker Material Handling	364	6
63	-26	-5	Other companies	-5	131
-197	312	-650	Aker ASA, other holding companies and eliminations	-691	159
-308	**75**	**-440**	**Total**	**-505**	**19**

Below is a specification of short-term and long-term differences between accounting values and tax values and tax loss carried forward. Also shown is calculated deferred tax liability and receivable based on nominal tax rates at the end of the respective year.

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
			Differences related to:		
-1 153	-2 346	-234	Short-term items		-2 054
794	1 270	717	Long-term items		507
-359	**-1 076**	**483**	**Total differences**		**-1 547**
-2 781	-2 578	-4 956	Tax loss carried forward		-3 042
-3 140	**-3 655**	**-4 473**	**Toal**		**-4 589**
-	-64	-396	Deferred tax liability (-)		-100
799	948	1 476	Deferred tax assets (+)		1 591
799	**884**	**1 080**	**Net deferred tax liability (-) / receivable (+)**		**1 491**

The 2004 figures are based on estimates of different non deductable taxable income, non deductable items and differences between accounting and taxable items. The final items will be calculated in the income-tax return, and may devide from the estimates above.

BALANCE SHEET

NOTE 13 INTANGIBLE FIXED ASSETS

Intangible assets consist of the following items:

Accounts 2002	Accounts 2003	Accounts 2004	Amounts in NOK million	Proforma 2003
697	594	6 622	Goodwill in subsidiaries	6 919
3	8	5	Research and development	8
127	55	377	Licenses, patents, etc.	67
827	**657**	**7 004**	**Total**	**6 994**
799	948	1 476	Deferred tax receivables (see note 12)	1 591
1 626	**1 605**	**8 480**	**Total**	**8 585**

Changes in goodwill in subsidiaries, and licenses, patents, etc. in the accounts for 2004 are shown below:

Amounts in NOK million	Research and development	Goodwill in subsidiaries	Licenses, patents, etc.	Total
Cost price as of 1 Jan	8	1 349	576	1 933
Addition at time of new group Aker ASA was formed	2	6 323	-	6 325
Purchase	-	252	25	277
Net addition/disposal purchase and disposal of subsidiaries companies	-	-	149	149
Sale	-	-77	-14	-91
Cost price as of 31 Dec	**10**	**7 847**	**736**	**8 593**
Currency adjustments	-	-109	1	-108
Total depreciation and write-downs	-5	-1 116	-360	-1 481
Balance at 31 Dec	**5**	**6 622**	**377**	**7 004**
Amortization accounts 2004	-3	-378	-27	-408
Write-down accounts 2004	-	-38	-	-38
Depreciation period		5-20 years	5-20 years	
Depreciation method		Straight-line	Straight-line	

Research and development at Aker mostly relates to ongoing projects, and is expensed. In 2004, NOK 103 million was expensed.

Remaining goodwill as of 31 December 2004, and depreciation in 2004 are shown below:

Amounts in NOK million	Amortization Accounts 2004	Goodwill at 31 Dec 2003
Aker ASA and elemination[1]	-29	759
Aker Kværner[2]	-229	4 200
Aker Yards[3]	-60	1 466
Other	-60	197
Total	**-378**	**6 622**

1) Mainly goodwill related to the establishment of the group in April 2004 related to Aker Kværner and Aker Yards.
2) Remaining goodwill in Aker Kværner distributed by business area: NOK 1.0 billion Field Development, NOK 1.4 billion MMO and NOK 0.7 billion both Process and Subsea. In addition the remaining goodwill related to Pulping & Power and other activities are NOK 0.3 billion.
3) Goodwill related to the establishement of Aker Yards 1 April 2004.

Companies are acquired, based on the ability to make strategic adaptations, and their projected long-term profitability. Goodwill is amortized over its expected lifetime, but at a minimum of 5 % annually.

Changes in goodwill in subsidiaries, and licenses, patents, etc. Proforma for 2004 are shown below:

Amounts in NOK million	Research and development	Goodwill in subsidiaries	Licenses, patents, etc.	Total
Cost price as of 1 Jan	10	7 751	576	8 337
Purchase	-	252	25	277
Net addition/disposal purchase and disposal of subsidiaries companies	-	-	149	149
Sale	-	-77	-14	-91
Cost price as of 31 Dec	**10**	**7 926**	**736**	**8 672**
Currency adjustments	-	-59	1	-58
Total depreciation and write-downs	-5	-1 245	-360	-1 610
Balance at 31 Dec	**5**	**6 622**	**377**	**7 004**
Amortization for the year	-3	-483	-31	-517
Write-down for the year	-	-38	-	-38
Depreciation period		5-20 years	5-20 years	
Depreciation method		Straight-line	Straight-line	

Research and development at Aker mostly relates to ongoing projects, and is expensed. In 2004, NOK 131 million was expensed

NOTE 14: TANGIBLE FIXED ASSETS

Movements in the accounts for depreciable assets in 2004 are shown below:

Amounts in NOK million	Ships, rigs, airplanes, etc	Machinery Vehicles	Buildings Housing	Land	Project assets	Other assets	Total
Cost price as of 1 Jan	1 584	1 897	1 354	151	186	197	5 369
Addition at time of new group Aker ASA was formed	-	1 060	939	143	-	79	2 220
Purchased additions, tangible fixed assts	27	480	245	2	-82	-	672
Net addition/disposal purchase and disposal of subsidiaries companies	360	20	30	-	-	-	410
Self-produced additions, tangible fixed assets [1]	-	-	-	-	-	-	-
Disposals	-33	-286	-113	-32	-1	-4	-469
Transferred from project assets	-	-	-	-	-	-	-
Cost price as of 31 Dec	**1 938**	**3 171**	**2 455**	**264**	**103**	**272**	**8 203**
1) Of which loan expenses recorded:	-	-	-	-	-	-	-
Currency adjustments	-95	-34	-26	-6	-2	-2	-165
Total depreciation and write-downs	-613	-913	-932	-	-24	-62	2 544
Book value as of 31 Dec 2)	**1 230**	**2 224**	**1 497**	**258**	**77**	**208**	**5 494**
Ordinary depreciation accounts 2004	-99	-421	-143	-2	-1	-9	-675
Write-down accounts 2004	-	-2	-59	-	-	-	-61
2) Leasing agreements recorded in the balance sheet:	-	107	46	-	-	-	153
Depreciation period	2-30 years	3-20 years	20-50 years				
Depreciation method	Straight-line	Straight-line	Straight-line				

Movements in the Proforma accounts for depreciable assets in 2004 are shown below:

Amounts in NOK million	Ships, rigs, airplanes, etc	Machinery Vehicles	Buildings Housing	Land	Project assets	Other assets	Total
Cost price as of 1 Jan	1 584	2 984	2 297	294	186	280	7 624
Purchased additions, tangible fixed assts	27	588	245	2	-74	-	788
Net addition/disposal purchase and disposal of subsidiaries companies	360	20	30	-	-	-	410
Self-produced additions, tangible fixed assets [1]	-	-	-	-	-	-	-
Disposals	-33	-306	-187	-31	-1	-4	-562
Transferred from project assets	-	-	-	-	-	-	-
Cost price as of 31 Dec	**1 938**	**3 286**	**2 385**	**264**	**111**	**276**	**8 280**
1) Of which loan expenses recorded:	-	-	-	-	-	-	-
Currency adjustments	-95	-28	-20	-6	-2	-2	-153
Total depreciation and write-downs	-613	-1 034	-869	-	-32	-66	-2 613
Book value as of 31 Dec 2)	**1 230**	**2 224**	**1 497**	**258**	**77**	**208**	**5 494**
Ordinary depreciation for the year	-99	-498	-163	-2	-1	-12	-775
Write-down for the year	-	-2	-59	-	-	-	-61
2) Leasing agreements recorded in the balance sheet:	-	107	46	-	-	-	153
Depreciation period	2-30 years	3-20 years	20-50 years				
Depreciation method	Straight-line	Straight-line	Straight-line				

NOTE 15: FINANCIAL INTEREST-BEARING FIXED ASSETS

Financial interest-bearing fixed assets consist of the following items:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
83	81	1	Restricted deposits	99
8	5	20	Loans to employees	15
3 228	3 402		Loan to TRG Holding AS (Aker RGI AS)	
667	408	752	Other interest-bearing long-term receivables	428
3 986	**3 896**	**773**	**Total**	**542**

NOTE 16: FINANCIAL INTEREST-FREE FIXED ASSETS

Financial interest-free fixed assets consist of the following items:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
55	53	136	Net pension funds (see note 26)	83
0	114	0	Derivatives, on listed shares and contracts	114
272	85	90	Other interest-free long-term receivables	161
327	**252**	**226**	**Total**	**358**

NOTE 17: SHARES AND OTHER EQUITY INVESTMENTS

Shares and other equity investments comprise the following items:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
3 834	2 916	214	Shares and interests in associated companies	202
-	-	516	Kværner ASA	516
73	57	81	Shares in other companies	82
3 907	**2 973**	**811**	**Total**	**800**

Shares and interests in associated companies for accounts 2004 are shown below:

Amounts in NOK million	Business location	Votes and holding (in %)	Book value as of 1 January 2004	Establishment 01.04.04 Aker ASA	Share of earnings accounts 2004	Net investment sale proceeds	Other items	Book value as of 31 Dec 04	Remaining goodwill
Kværner Powergas India	Mumbai, India	49,0	-	54	12	-	-10	56	0
NorSea AS	Tananger	33,5		60	34			94	
P/f Næraberg	Bømlo	33,3	-16	-	-10	-	26	-	0
Supply Invest KS	Færøyene	22,7	-	37	-	-	-	37	0
Siva Verdal Eiendom	Verdal	46,0	-	13	-	-	-	13	0
Kværner ASA			2 895	-2 895				-	
Other companies			37	23	-25		-21	14	
Total shares in associated companies			**2 916**	**-2 708**	**11**	**-**	**-5**	**214**	**-**

Due to the merger between Aker Yards AS and a subsidiary of Kværner ASA (Aker Kværner Investments AS) the Aker RGI Holding Group received control of Kværner. (the consideration in this tranacations to the Aker Yards AS share holders was Kværner shares). Consequently Aker RGI Holding increased its ownership in Kværner ASA from 49,9% to 59,6%.
Kværner ASA became then a subsidiary in the Aker RGI Holding Group.

The column Other items is related to the following transactions:
Loss of NOK 1 million in the Group in connection with the sale of Hermetikken Sortland AS Lofoten Trålerrederi AS, Nord Norsk Sjømat and Hammerfest Industrifiske are from 1 January 2004 consolidated as subsidiaries in the Aker ASA Group
It is invested NOK 30 million in Lofoten Trålerrederi and Nord Norsk Sjømat in 2004
Aker Seafoods a subsidiary of Aker ASA has NOK 133 million in interest-bearing receivable on P/f Næraberg.

Shares and interests in associated companies for Proforma accounts 2004 are shown below:

Amounts in NOK million	Business location	Votes and holding (in %)	Book value as of 1 January 2004	Share of earnings 2004	Net investment sale proceeds	Other items	Book value as of 31 Dec 04	Remaining goodwill
Kvaerner Powergas India	Mumbai, India	49.0	44	22	-	-10	56	0
Norsea AS	Tananger	33.5	60	34			94	
Supply Invest KS	Bømlo	33 3	37	-	-	-	37	0
P/f Næraberg	Færøyene	22.7	-16	-10	-	26	-	0
Siva Verdal Eiendom	Verdal	46 0	13	-	-	-	13	0
Other companies			64	-27	-2	-21	14	0
Total shares in associated companies			**202**	**19**	**-2**	**-5**	**214**	**0**

NOTE 18: NET CURRENT OPERATING ASSETS / LIABILITIES (-)

Specification of net curent operating assets: (see note 4)

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
5 890	5 808	14 476	Current operating assets	16 905
-3 625	-3 471	-16 019	Current operating liabilities not including tax payable and dividend payable	-14 640
2 265	**2 337**	**-1 543**	**Total**	**2 265**

NOTE 19: CURRENT OPERATING ASSETS

Current operating assets comprises the following itmes:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
861	1 113	5 063	Account receivable	6 220
2 807	2 780	5 352	Work in progress	6 486
1 272	888	3 071	Other short-term interest-free receivables	2 681
4 940	**4 781**	**13 486**	**Total short-term interest-free receivables**	**15 387**
721	603	724	Raw materials and goods in progress	990
229	424	266	Finished goods	528
5 890	**5 808**	**14 476**	**Total current operating assets**	**16 905**

NOTE 20: CURRENT OPERATING LIABILITIES

Interest-free short-term liabilities (falls due in one year or less) comprises the following items:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
641	730	3 995	Advances from customers	3 807
1 194	1 019	4 028	Trade accounts payable	3 552
383	685	4 575	Accrual of operating- and financial costs	3 289
62	106	916	Guarantee provisions	1 160
1 345	931	2 505	Other short-term liabilities	2 832
3 625	**3 471**	**16 019**	**Current operating liabilities not including tax payable and dividend payable**	**14 640**
41	99	139	Tax payable	192
204	12	24	Dividend payable/ group contribution 1)	12
3 870	**3 582**	**16 182**	**Total current operating liabilities**	**14 844**

1) Dividend allocated to minority shareholders in subsidiaries in Aker Yards and Aker Kværner

NOTE 21: INTEREST-BEARING SHORT-TERM RECEIVABLES

Interest-bearing short-term receivables comprise the following items:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
0	0	0	Interest-bearing short-term receivables with interest rate adjustment period exceeding one year	0
78	114	168	Other interest-bearing short-term receivables	114
78	**114**	**168**	**Total**	**114**

NOTE 22: NET INTEREST-BEARING DEBT

Net interest-bearing debt comprise the following items:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
1 652	971	8 072	Cash and bank deposits	8 384
3 986	3 896	773	Financial interest-bearing fixed assets	542
78	114	168	Interest-bearing short-term receivables	114
5 716	**4 981**	**9 013**	**Total interest-bearing assets**	**9 040**
-5 065	-4 139	-7 434	Interest-bearing long-term debt [1]	-7 261
-3 930	-4 521	-886	Interest-bearing short-term debt incl. Construction loans	-4 527
-8 995	**-8 660**	**-8 320**	**Total interest-bearing debt**	**-11 788**
-3 279	**-3 679**	**693**	**Net interest-bearing debt(-)/asset(+)**	**-2 748**

1) Not including subordinated debt in Aker Kværner see note 28.

NOTE 23: TOTAL SHAREHOLDERS' EQUITY

As of 31 Dec 2004 Aker ASA's share capital consists of the following share classes:

	Shares issued	Number own shares	Shares outstanding	Total par value (in NOK million) Par value (in NOK)	Shares issued	Shares outstanding
A-shares	44 131 354	6 600 254	37 531 100	28	1 236	1 051
B-shares	42 400 713	-	42 400 713	28	1 187	1 187
Total share capital	**86 532 067**	**6 600 254**	**79 931 813**		**2 423**	**2 238**
Own shares					-185	
Share premium fund					2 334	
Other paid-in capital					3 235	
Total paid-in capital					**7 807**	

The A-shares are owned 52.2% by TRG Holding AS, 15.0% own shares, and 32.8% by other. All the A-shares has voting power. Aker ASA (6 600 254 shares) and the subsidiary RGI (Europe) BV (2 959 938 shares) has no voting power for their A-shares owned. The B-shares are owned 100% by Kværner ASA. The B-shares do not have any voting power.

Change in equity in accounts for 2004 is shown below:

Amounts in NOK million	Paid-in capital	Other equity	Total equity
Shareholders' equity as of 01 Jan	2 205	3 823	6 028
Capital increase and dividend to Aker RGI AS	5 602	-4 827	775
Profit for the year, Group		-683	-683
Foreign currency adjustments		-480	-480
Shareholders' equity as of 31 Dec	**7 807**	**-2 167**	**5 640**

Change in equity in Proforma accounts for 2004 is shown below:

Amounts in NOK million	Paid-in capital	Other equity	Total equity
Shareholders' equity as of 01 Jan	7 807	-1 075	6 732
Profit for the year, Group		-562	-562
Dividend		-516	-516
Proforma adjustments		-105	-105
Foreign currency adjustments		-425	-425
Shareholders' equity as of 31 Dec	**7 807**	**-2 167**	**5 640**

The directly owned subsidiaries in the Aker Group accounts are emphasized in the table below.

	Group's ownership (in %)	Group's share of votes (in %)	Business address City/Location	Country
Aker Kværner ASA	**57.98**	**57.98**	**Lysaker**	**Norway**
Aker Kværner Business Partner Ltd	57.98	57.98	London	UK
Aker Kværner E&C Group AS	57.98	57.98	Bærum	Norway
Aker Kvaerner O&G Group AS	57.98	57.98	Bærum	Norway
Aker Kvaerner Shared Services AS	57.98	57.90	Bærum	Norway
Aker Yards ASA	**75.00**	**75.00**	**Oslo**	**Norway**
Aker Langsten AS	75.00	75.00	Tomrefjord	Norway
Aker Brattvaag AS	75.00	75.00	Brattvåg	Norway
Aker MTW GmbH	75.00	75.00	Wismar	Germany
Aker Warnow	75.00	75.00	Rostock	Germany
Aker Finnyards Rauma	75.00	75.00	Rauma	Finland
Aker Finnyards oy	75.00	75.00	Helsinki	Finland
Aker Brevik AS	75.00	75.00	Brevik	Norway
Aker Aukra AS	75.00	75.00	Aukra	Norway
Norway Seafoods Holding AS	**100.00**	**100.00**	**Oslo**	**Norway**
Aker Seafoods AS	100.00	100.00	Oslo	Norway
Norway Seafoods AS	100.00	100.00	Oslo	Norway
Atlas Stord AS	**100.00**	**100.00**	**Bergen**	**Norway**
Recondo AS	**100.00**	**100.00**	**Oslo**	**Norway**
Aker Material Handling Ltd	100.00	100.00	Oslo	Norway
RGI (Europe) BV	**100.00**	**100.00**	**Rotterdam**	**Netherlands**
RGI Aps	100.00	100.00	Copenhagen	Denmark
RGI Inc.	100.00	100.00	Seattle	USA
RGI Holdings, Inc	100.00	100.00	Seattle	USA
Legend Properties, Inc	100.00	100.00	Vero Beach	USA
Wyndmore N.V.	**99.97**	**99.97**	**Curacao**	**Dutch Antilles**
Molde Fotball AS	99.97	99.97	Molde	Norway

NOTE 24: MINORITY INTERESTS

Minority interests in the following companies:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
-	-	1 942	Aker Kværner 42,02%	1 977
-	-	512	Aker Yards 25%	444
-	198		Aker Ostsee i Aker Yards	-
58	58	108	Other minority interests [1]	108
58	**256**	**2 562**	**Total**	**2 515**

1) Other minority interests in 2004 are mainly Aker Brada and Promar which are directely or indirectely subsidiaries of Aker Yards ASA

NOTE 25: DEFERRED TAX LIABILITIES AND PROVISIONS

Deferred tax liabilities and other interest-free provisions comprise the following itmes:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
569	236	678	Net pension liabilities	642
-	64	396	Deferred tax liability	100
42	301	251	Other provisions	519
611	**601**	**1 325**	**Total liabilites**	**1 261**

NOTE 26: PENSION EXPENSES AND PENSION LIABILITIES

The Aker Group's Norwegian companies mainly cover their pensions through group pension plans in life insurance companies. Under the Norwegian Accounting Standard for pension expenses, the plans have been treated for accounting purposes as defined benefit plans.
The Group's companies outside Norway have pension plans based on local practice and regulations. Certain companies have pension plans for which the employer provides an agreed-upon contribution that is managed in separate pension savings plan, (defined contribution plans) or makes contributions that are included in joint plans with other employers (multi-employer plans). The contributions are recorded as pension expenses for the period.
The Group also has uninsured pension liabilities for which provisions have been made. Actuarial calculations have been made to determine pension liabilities and pension expenses in connection with the Group's defined benefit plans. The following assumptions have been made when calculating liabilities and expenses in Norway:

Expected return	7% - 6,5%
Discount rate	6% - 5,5%
Wage growth	3.0 %
Social security base adjustment/inflation	2.5 %
Pension adjustment	2.0 %

Pension expenses:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2004	Proforma 2003
-13	-11	-121	Present value of this year's pension earnings	-157	-164
-69	-19	-134	Interest cost on accrued pension liabilities	-173	-187
55	10	113	Expected return on pension funds	148	142
-10	39	-12	Allocated effect of change in estimates and pension plans	-16	18
-37	**19**	**-154**	**Net pension expenses**	**-198**	**-191**
-59	-69	-258	Contribution plans (employer's contribution)	-302	-350
-96	**-50**	**-412**	**Total net pension expenses**	**-500**	**-541**

Net pension funds and liabilities.

Amount in NOK million	Under-funded plans [1]	Over-funded plans [1]	Total 2004
Present value of accrued pension liabilities	-762	-2 350	-3 112
Value of pension funds	11	2 172	2 183
Calculated net pension funds(+)/pension liabilities (-)	**-751**	**-178**	**-929**
Amortization [2]	73	314	387
Net pension funds(+)/liabilities(-) [3]	**-678**	**136**	**-542**

1) Under-funded plans: The value of the pension liability exceeds the value of the pension fund. Over-funded plans: The value of the pension funds exceeds the value of the pension liability.

2) Amortization: The effect of change in estimates and pension plans not recorded in the profit and loss account.

3) A provision is made for employment tax on contracts with net pension liabilities.

The pension funds are invested in accordance with the general guidelines that apply to life insurance companies.
The pension liabilities recorded is calculated on the basis of estimated pension liabilities and accrued in accordance with relevant accounting principles.
The pension liability recorded in the accounts is not identical to pension rights in a legal sense as of 31 December 2004.

NOTE 27: OTHER INTEREST FREE LONG-TERM LIABILITES

Other long-term liabilities consist of the following:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
-	-	108	Reserve in Aker Insurence	240
0	0	465	Other interest-free long-term liabilities	37
0	**0**	**645**	**Total**	**277**

NOTE 28: SUBORDINATED DEBT (Aker Kværner ASA)

Loan description *Amounts in NOK million*		Orginal currency value	Book value	Interest	Maturity date	Interest
Aker Kværner ASA						
Subordinated debt						Non-interest-bearing
ISIN NO 0010128838	NOK	1 119 million	1 119	0.00%	30.10.11	until 30.10.06 and fixed
ISIN NO 0010128846	USD	338 million	2 040	0.00%	30.10.11	5.00% pa thereafter with
ISIN NO 0010128853	EUR	13 million	107	0.00%	30.10.11	back end fee of up to
US Notes Issue	USD	29 million	178	0.00%	30.10.11	4.44% of the principal
Accrued interest / up-front fee			382			payable at maturity
Total subordinated debt			**3 826**			

Description of subordinated debt

The terms and conditions of the subordinated debt contain certain restrictions and covenants of the group, including but not limited to (a) a restriction on carrying out a demerger (within the meaning of chapter 14 of the Norwegian Public Limited Companies Act), (b) a restriction on certain mergers, disposals of operations or assets and changes to the nature of the business and (c) a restriction on borrowings

In addition the company shall not (a) within a calendar year, make a dividend payment to the shareholders that constitutes more than 50 per cent of accumulated net profits (after taxes) available for distribution (excluding any profits to the extent arising from (i) disposals of assets other than in the ordinary course of business or (ii) the repurchase of subordinated debt) and (b) reduce its share capital or equity through a payment to its shareholders, other than under (a).

The debt, excluding the US Note issue, is listed on the Oslo Stock Exchange

NOTE 29: INTEREST-BEARING LONG-TERM DEBT

Interest-bearing long-term debt specificed per company:

Amounts in NOK million	Accounts 2004
Aker Kværner	2 435
Aker Yards	1 453
Aker Seafoods	1 398
Aker Material Handling	173
Other companies	164
Aker ASA and other holding companies	1 811
Total	**7 434**

Aker Kværner

The terms and conditions of the second priority lien notes is primarily an incumbrance test that the consolidated coverage ratio (EBITDA/interest expense) shall exceed 2 for the first two years of the facility and 2,5 thereafter.

Aker Yards

Aker Yards ASA has been refinanced during 2004. The refinancing was done by one bank loan of NOK 300 million 3 years term, one bond loan NOK 250 million with floating interest 3 years term and one bond loan NOK 350 milion fixed interest and 4 years term. In addition one convertible loan of NOK 236 million was issued at 4.5% interest and maturity in 2009.

In connection with the bank loan and the bond loans a set of financial covenants were defined. They are mainly tied to interest cover ratio and debt ratio. In addition the loan agreements have restrictions tied to dividend which can not exceed 50% of net profit, adjusted for goodwill amortizations, for the actual year.

Aker Seafood

Aker Seafoods AS and subsidiaries has covenants in the loan agreements related to minimum equity share, debt ratio, debt/EBITDA, interest cover ratio and EBITDA/interest. In additon there are certain restricitons tied to dividend and group contribution and sale of substantial assets.

Aker ASA

Market value of the bond as will be paid in 2007 is considered to be the same as book value per 31 December 2004, since it will be kept to the due date. The Bond loans is net of own bonds of nok 446 mill. Aker ASA has loan and guarantee commitments that contain conditions as to equity in Aker ASA and other issues. At the end of the 2004 accounting year, Aker ASA met all loan and guarantee conditions.

See also note 32 Financial market exposures regarding interest risk and exposure.

Interest-bearing long-term debt is divided between borrowings in NOK and borrowings in various foreign currencies, as follows:

	Amounts in currency (million)	2004 (NOK million)
NOK	4 210.9	4 211
USD	116.2	701
GBP	13.6	158
EUR	279.2	2 297
Other		67
Total		**7 434**

The installment schedule for long-term interest-bearing debt.

Amounts in NOK million	
2005	411
2006	384
2007	2 533
2008	664
2009	626
Etter 2009	2 816
Total	**7 434**

In January 2005 Aker ASA has repaid extraordinary NOK 730 million in bank dept.

NOTE 30: INTEREST-BEARING SHORT-TERM DEBT

Interest-bearing short-term debt comprises the following items:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
266	306	61	Bank overdrafts	306
3 664	4 215	825	Other interest-bearing short-term debt	4 221
3 930	**4 521**	**886**	**Total**	**4 527**

Other interest-bearing short-term debt comprises the following items:

Accounts 2002	Accounts 2003	Accounts 2004	*Amounts in NOK million*	Proforma 2003
1 935	1 428	594	Construction loan in Aker Yards	1 399
1 596	2 489		Certificat debt	2 489
133	298	231	Other interest-bearing short-term debt	333
3 664	**4 215**	**825**	**Total**	**4 221**

NOTE 31: GUARANTEE OBLIGATIONS

At year-end 2004 Aker had guarantee obligations of NOK 28 million that were not recorded in the balance sheet. As part of its ordinary operations, completion guarantees and guaranteed advance payments form customers are written. Such guarantees typically involve a financial institution that writes the guarantee vis-à-vis the customer.

Collateral has been posted for interest-bearing long-term debt of NOK 1.9 billion.The book value of assets used as collateral is NOK 2.6 billion. In addition loans, in Aker ASA and some of the subsidiaries, of NOK 4.7 billion are secured by the respective companies shares in subsidiaries.

NOTE 32: FINANCIAL MARKET EXPOSURES

Aker ASA subsidiaries have different types of financial market risk.

Aker Kværner undertakes to manage large construction type contracts for customers. This includes to enter into both sales- and purchase-contracts in foreign currencies. All such foreign exchange exposure related to contracts is hedged. Operating units in the group enter into forward contracts with the central treasury functions to sell or buy the relevant currency for delivery at future payment dates. During a year there are approximately 7 000 such forward contracts of which approximately 1 000 will be outstanding at any time.

These contracts between the central treasury function and the operating units imply the the corresponding FX exposure has been moved from the operating units to the central treasury function. The central treasury function will also assist with new FX contracts to move foreign currency payments forward or backwords in time.

The forward contracts with the operating units represent FX exposures for the central treasury function and will be hedged together with other FX positions following from deposits from group companies, loans to group companies, external cash deposits and external borrowings. To hedge such exposures, the central treasury units have entered into forward FX contracts with external banks.

With the activities referred to above, Aker Kvaerner has hedged its main balance sheet and contractual FX exposures. Fluctuations in foreign currencies will consequently only have small P&L effects. The instruments in the discussed above are mainly with major banks, and are consequently not subject to any significant credit risk.

Unhedged FX-exposures relate mainly to the group's ability to secure new contracts in markets where foreign currencies are the main economic measure for our customers. Such exposures remain unhedged and can influence future earnings.

Aker Kværners's long term loans are maily subject to fixed interest rate agreements. Future results are consequently, not significantly exposed for changes in interest rates. Currently, the group does not hold interest rate derivatives.

Aker Yards

The nature of the group's long-term international contracts and international representation give rise to exposure to financial risks, including but not limited to, foreign exchange risk, interest rate risk and credit risk. The group use various financial instruments in an active management of financial exposure. The management of financial risk is done according to an established financial policy.

To manage the group's interest rate exposure, Interest rate swaps are used. The group's interest rate exposure derives mainly from the compotion of interest rates of the groups net borrowings in different currencies. The group's interest-bearing long-term debt was as of 31.December 2004 mainly based on floating interest rates (libor, euribor, nibor), therefore financial expenses are sensitive to changes in the short-term interest. However, the interest rate exposure is to a great extent neutralized by the relative high balance of cash and cash equivalents so the interest rate exposure is therefore considered as moderate.

As for foreign exchange exposure, no significant transaction exposure is left open with material sensitivity to the quality of the group's balance sheet or operational performance. The exception is Romania, were it has been difficult to eliminate foreign exchange exposure.

Credit risk deriving from commercial contracts is locally managed by the business units. Before signing new contracts, an credit rating of the customer is done. Normally the customer will have the financing of the project in place before signing any new contract.

Aker Seafoods

Forward exchange and foreign currency swap contracts are used to hedge foreign currency payment obligations, to finance business assets outside of Norway. Aker Seafoods Group enter into ongoing hedging transactions related to individual subsidiaries' sales in foreign currencies. Such hedging is done to reduce the exchange rate risk affecting sales contracts.

NOTE 33: FOREIGN CURRENCY EXCHANGE RATES

In the consolidated accounts of Aker, the following exchange rates have been used in translating the accounts of foreign subsidiaries and associated companies

Country	Currency		Average rate 2004	Rate at 31 Dec. 2004	Average rate 2003	Rate at 31 Dec. 2003
Great Britain	GBP	1	12.34	11 62	11.56	11.87
USA	USD	1	6.74	6 03	7.08	6.67
Denmark	DKK	100	112.53	11.47	107.61	112.78
Sweden	SEK	100	91.74	90.97	87.66	92.45
The European Union	EUR	1	8.37	8.23	8.00	8.41

In translating profit and loss account and balance sheet items, the average rate and rate at 31 December, respectively, have been used.

NOTE 34: ORDER BACKLOG

Activities in Aker Yards and Aker Kværner and other areas are largely based on deliveries under contracts with customers. The order backlog represents an obligation to deliver goods not yet produced, and gives Aker contractual rights for future deliveries. The scope of contracts work underway, total completed production, and estimated earnings are presented below. If projected costs are higher than projected income, the total projected loss on the contract is recorded to costs.

Unaudited *Amounts in NOK million*	Order backlog 31 Dec. 2004	Order intake 2004
Aker Kværner	35 920	41 582
Aker Yards	23 366	17 283
Aker Material Handling	265	1 401
Other areas	144	275
Total	**59 695**	**60 541**

NOTE 35: TRANSACTIONS AND AGREEMENTS WITH RELATED PARTIES

Aker ASA's main shareholder is TRG Holding AS which is controlled by Kjell Inge Røkke. All companies controlled by Kjell Inge Røkke is considered as related parties for the Aker Group. According to relevant accounting principles information should be given regarding transactions, free transfers and agreements with related parties when such information can be significant for the user of the accounts when evaluating the Group.

Aker Kværner

At year end the Aker Kværner group had NOK 67 million payable to Kværner ASA, net of interest bearing loan from Aker Kværner to Kværner ASA of NOK 45 million (two year loan with interest rate 6.5%)

Acquisition of Metals Pittsburgh

31 December 2004 Aker Kværner Metals Inc, a wholly owned subsidiary of Aker Kværner ASA purchased the metals division of Kværner US Inc, a wholly-owned subsidiary of Kværner ASA for a consideration of approximately USD 8.1 million. Goodwill of USD 7.1 million arose from the transaction.

Acquisition of Ellayess

Aker Kværner AS, a subsidiary of Aker Kværner ASA, has purchased the Ellayess business from Kværner E&C Plc, a wholly-owned subsidiary of Kværner ASA, for a total consideration of NOK 284 million, subject to certain adjustments e.g. changes in work capital. Goodwill of NOK 136 million has arisen on acquisition of Ellayess. Also, NOK 32 million is payable from Aker Kværner ASA to Kværner ASA in connection with the acquisition.

Labour services

Kvaerner Oil & Gas Resources Ltd, Kvaerner E&C Resources Ltd and Kvaerner Shared Resources Ltd, all of which are wholly-owned subsidiaries of Kværner ASA, have entered into labour service agreements with subsidiaries of Aker Kværner ASA whereby they will provide services to the Aker Kvaerner companies in question. The services are being provided on arm's length terms.

Group Services

Aker Kværner ASA has agreed to provide Kværner ASA head office services, such as accounting and treasury. These services will be terminated as soon as Kværner ASA has established their own staff functions.

Aker Arctic Technology Inc

Aker Kværner Engineering & Technology will invest EUR 1 million in Aker Artic Technology Inc, which is equivalent to 12,5% of the share capital. The investment concerns an ice laboratory, where the main focus for the owners is to own and develop an arctic engineering company. As at 31.12.04 Aker Kværner Engineering & Technology has invested EUR 200.000. The remaining value will be paid 31 January 2005.

Aker Yards

Aker Yards subsidiary Aker Finnyards has a interest-free long-term debt of NOK 182 million related to not paid group contribution to a subsidiary of Kværner ASA. Aker Yards ASA and Kværner ASA has signed an management agreement related to Kværner Philadelphia Shipyards. By this agreement Aker Yards ASA is comitted to support the yard with resources, competense and follow-up the yards performance.

Aker ASA

Kværner ASA buy services and rent offices space at Aker Brygge from Aker ASA. Aker ASA has a net interest-free debt of NOK 15 million to Kværner ASA.

NOTE 36: SHARES OWNED BY THE PRESIDENT AND CHIEF EXECUTIVE OFFICER, BOARD OF DIRECTORS AND CORPORATE ASSEMBLY, AND SENIOR EMPLOYEES OF AKER ASA

The following number of shares were owned by the Directors and the members of the Senior Management Group (and their related parties) as at 31 December 2004:

	Shares
Yngve Hågensen	5
Harald Bernt Kilnes	50
Reidar Lund	6
Halvard Muri	8 000
Eldar Mylre	26
Kjell Inge Røkke	23 439 069
Harald Magne Bjørnsen	700
Lapas v/Leif-Arne Langøy	31 000
Ole Melberg	1
Yngve Myhre	5 000

There is no option agreements between Aker ASA and senior management or officers.

Related to the merger with Aker RGI Management, Aker ASA bought all outstanding shares in Aker RGI Management AS. Aker RGI Management were then 100% owned by Aker ASA before the merger. The sales agreement includes a future variable consideration. The variable consideration is dependent on the value of Aker ASA 1 January 2006.

NOTE 37: REMUNERATION PAID TO MEMBERS OF THE CORPORATE ASSEMBLY, BOARD OF DIRECTORS, AND PRESIDENT AND CEO

The Group President has received remuneration in the first 8 months 2004 from TRG Holding AS. In the last 4 months he has received NOK 1 400 000 in salary and NOK 1 348 506 in other benefits. The company has paid in NOK 96 181 to the Group President's pension plan during 2004.

The board of directors has received NOK 858 000 in remuneration from the company.

The Board President has received NOK 375 000 in salary and NOK 25 975 in other benefits, in addition to the remuneration to the board of directors

In 2002 and 2003 Aker bought management services from Aker RGI Management AS and had no employees in this period.

All employees including the Group President and the leadership have a pension plan included in their employment contracts. Some of the excecutives have a benefit plan that depends among other things on the development of the value of Aker.

NOTE 38: AGREEMENTS FOR COMPENSATION ON TERMINATION OF EMPLOYMENT, AND PENSION MATTERS

The Group President is guaranteed six months salary (over and above the six month notice period) upon termination of employment.

NOTE 39: LEGAL DISPUTES

Project risks and uncertainties

Aker Kværner and Aker Yards operations are subject to long term contracts, many of which are fixed-price, turnkey contracts that are awarded on a competitive bidding basis. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs, which could exceed revenues realised from the applicable project. Where a project is identified as loss making, forward loss provisions are made. The accounting treatment is based on the information and advice available. Inevitably, such circumstances and information may be subject to change in subsequent periods and thus the eventual outcome may be better or worse than the assessments made in drawing up periodical financial reports.

Legal proceedings

With its extensive worldwide operations, companies included in the new group are in the course of its activities involved in numerous legal disputes. Provisions have been made to cover the expected outcome of the disputes to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcome of these cases will always be subject to uncertainties and resulting liabilities may exceed booked provisions.

Holborn

In 2000, Aker Kvaerner Netherlands B.V. and Holborn Europa Raffinererie GmbH entered into contracts for delivery of a steam reformer and a unit for removal of sulphur and conversion of aromatics in refinery streams in order to produce ultra low sulphur and low aromatics diesel in accordance with the EU Fuel Directives.

Aker Kvaerner Netherlands B.V has launched legal proceedings against Holborn Europa Raffinererie GmbH claiming payment of outstanding invoices in the amount of approximately EUR 9.2 million and reimbursement of amounts drawn on bank guarantees in the amount of approximately EUR 7 million. Holborn Europa Raffinerene GmbH has rejected the claim and raised counter claims of approximately EUR 35 million based on alleged defects, delays and acts of gross negligence and/or wilful misconduct in the execution of the project. In addition, Holborn Europa Raffinererie GmbH has been granted legal seizure in cash deposits and accounts receivable in the Netherlands up to a total amount of EUR 10 million.

Aker Kvaerner Netherlands B.V has rejected the counter claims from Holborn Europa Raffinererie GmbH. Although there can be no assurance regarding the outcome, we currently do not anticipate that this matter will have a material negative impact on our financial condition or results of operation.

Valhall

A subsidiary of Aker Kværner entered into a contract with BP for the procurement and construction of the jacket for a water injection platform on the Valhall field in the North Sea. The installation was delayed due to pile refusal, and rectification work was necessary to complete the installation. The jacket was successfully installed in August 2003. BP has reserved the right to claim back the additional costs related to rectification work if it is determined that the pile refusal was caused by circumstances falling under the group's scope of liability. In addition, BP has reserved the right to claim penalty payments as a result of delayed delivery.

Aker Braila

Aker Yards ASA subsidiaries Aker Braila in Romania has been held liable by a Dutch owner for cancelling 8 contracts signed in 1995. The amount of damages, if any, payable in respect thereof is pending subject to a final expert determination. The amount claimed is approximately EUR 11 million.

Tax

Aker ASA and its subsidiaries have some issues that are under consideration by local tax authorities in certain countries in which the Group has operations. In accordance with generally accepted accounting practices, Aker ASA has treated issues pending final determination in accordance with the information available at the end of the accounting period.

Note 40: EVENTS AFTER THE BALANCE SHEET DATE

Aker ASA sold 7,9% of the shares in Aker Kværner for NOK 781 million. Aker ASA sold 19,4% of the shares in Aker Yards for NOK 696 million. Aker ASA's share in Aker Kværner and Aker Yards after the sale are 50,01% and 55,6% respectively. Aker ASA has established 2 new long-term bond loans. One NOK 500 million loan floating interest with 5 years to maturity and one NOK 500 million fixed rate with 7 years to maturity. In January 2005 Aker ASA paid NOK 730 million of the bank debt.

Profit and Loss Account

Amounts in NOK million	Note	Aker ASA 13.02-31.12.04	Aker RGI Holding AS 2003	Aker RGI Holding AS 2002
Total revenues		-	-	-
Wages and other personnel expenses	1	-39	-10	-16
Depreciations	4	-5	-13	-9
Other expenses	2	-51	-71	-119
Sales gain/loss fixed assets	3	-	1	-
Operating profit		-95	-93	-144
Dividends from subsidiaries		66	-	749
Dividends other companies		-	-	11
Received Group contribution		380	958	383
Interest income from Group companies		23	343	336
Other interest and financial income		95	603	630
Interest expenses to Group companies		-134	-302	-291
Writedowns shares and receivables	15	-29	-1 195	-1 204
Other interest and financial expenses	14	-152	-686	-586
Profit after financial items		154	-372	-116
Tax on ordinary profit	9	-93	86	323
Tax regarding limited deferred tax benfit in the balance sheet	9	-509	-	-
Profit/loss for the year		-448	-286	207

ALLOCATION OF PROFIT/LOSS FOR THE YEAR

	Note	Aker ASA 13.02-31.12.04	Aker RGI Holding AS 2003	Aker RGI Holding AS 2002
Profit/loss for the year		-448	-286	207
Transferred from/allocated to (-) retained earnings		448	286	-207
Dividends		-	-	-
Total	8	-	-	-
Group contribution after tax to subsidiaries		-	-264	-

Balance Seet as of 31.December

Amounts in NOK million	Note	Aker ASA 13.02-31.12.04	Aker RGI Holding AS 2003	Aker RGI Holding AS 2002
ASSETS				
Goodwill	4	58	-	-
Deferred tax assets	9	494	494	305
Total intangible assets		552	494	305
Art, inventory and vehicles		44	41	47
Property		3	3	8
Total tangible fixed assets	4	47	44	55
Shares in subsidiaries	5	13 316	7 504	7 725
Shares in associated companies	5	-	2	10
Shares in other limited companies	5	-	-	142
Other long-term investments in shares etc.	5	363	38	63
Long- term receivables from Group companies	6,15	605	3 240	4 527
Other long-term investments	10,6	121	209	335
Total financial fixed assets		14 405	10 993	12 802
Total fixed assets		15 004	11 531	13 162
Short-term receivables from Group companies		236	73	360
Group contributions		586	1 156	641
Other short-term receivables	14	62	53	110
Short-term investments in shares etc	7	-	16	23
Bank deposits, cash in hand, etc	17	185	156	160
Total current assets		1 069	1 454	1 294
Total assets		16 073	12 985	14 456
EQUITY AND LIABILITIES				
Share capital		2 423	1 605	1 578
Purchased shares		-185	-30	-30
Share premium reserves		2 334	630	589
Other paid in equity		3 235	-	-
Total paid in equity		7 807	2 205	2 137
Other equity		-	4 208	4 310
Total retained earnings		-	4 208	4 310
Total equity	8,19	7 807	6 413	6 447
Pension liability	10	127	124	122
Total provisions		127	124	122
Long-term debt to Group companies	11,16	1 160	3 892	3 268
Long- term subordinated debt to Group companies	11,16	4 694	-	-
Other long-term debt	11	1 891	1 048	1 790
Total other long-term debt		7 745	4 940	5 058
Short-term debt to Group companies	16	357	1 229	2 416
Other short-term debt	11	37	279	413
Total short-term debt		394	1 508	2 829
Total equity and debt		16 073	12 985	14 456

Oslo, 31 March 2005
Board of Directors Aker ASA

Kjell Inge Røkke *(Sign.)* *(Board Chairman)*	Lone Fønss Schrøder *(Sign.)* *(Deputy Chairman)*	Bjørn Flatgård *(Sign.)* *(Director)*	Eva von Hirsch *(Sign.)* *(Director)*
Kjeld Rimberg *(Sign.)* *(Director)*	Kjell A. Storeide *(Sign.)* *(Director)*	Atle Tranøy *(Sign.)* *(Director)*	Stein Aamdal *(Sign.)* *(Director)*
Bjarne Kristiansen *(Sign.)* *(Director)*	Harald Magne Bjørnsen *(Sign.)* *(Director)*	Leif-Arne Langøy *(Sign.)* *(President and CEO)*	

Cash Flow Statement

Amounts in NOK million	Note	Aker ASA 13.02-31.12.04	Aker RGI Holding AS 2003	Aker RGI Holding AS 2002
Profit after financial items		154	-372	-116
Gain/(loss) of sales fixed assets and write downs		29	976	-
Unrealized foreign exchange loss/gain (-)		23	-76	117
Ordinary depreciation		5	13	9
Taxes paid		-	-	-20
Other changes without cash effects		50	-	738
Change in short-term items etc		-217	-237	-426
Cash flow from operating activities		44	304	302
Investments in tangible fixed assets	4	-10	-	-3
Payments for acquisitions of shares and other equity investments	5	-2 738	-339	-1 270
Proceeds from sales of tangible fixed assets	4	-	2	-
Proceeds from sales of shares and other equity investments	5	-	158	-
Other investments/disposals etc	6	-	157	-1 592
Cash flow from investing activities		-2 748	-22	-2 865
Paid in cash		2 737	-	-
New long-term interest-bearing debt	11	2 751	2 252	1 957
Repayment of long-term interest-bearing debt	11	-491	-1 132	-2 187
Change in short-term interest-bearing debt		-2 095	-921	1 837
Dividend and Group contributions paid/received	8	-13	-485	1 052
Cash flow from financing activities		2 889	-286	2 659
Cash flow for the year		185	-4	96
Bank deposits, cash in hands etc in the beginning of the period		-	160	64
Bank deposits, cash at hands etc in the end of the period		185	156	160

Description og accounting principles and general information

General principles
For comments on the accounting principles applied, please refer to note 1: Description og accounting principles and general information, on page xx

Major events and effekts
Kværner Holding AS where established as of 13. February 2004. During the year the company has been transformed from a Limited Liability Company to a Public Limited Company and changed the name of the company to Aker ASA.
As of 27. May the company merged with Aker RGI Holding AS. Juridical Kværner Holding where the transferee company. However, by this point of view Kværneer Holding AS where a subsidary of Aker RGI Holding AS and for a accounting purposes Aker RGI Holding AS where the transferee company. During the year there has been paid-in capital to the Aker ASA's equity due to paid-in cash, converting of debt and paid-in non-cash items to the equity by totally NOK 9 253 million. Aker ASA has also merged with the 100% owned subsidiary Aker RGI Management during the year (parent- subsidary merger).

2002 and 2003 from Aker RGI Holding AS is presented for information purposes as comparable figures.

NOTE 1: WAGES AND OTHER PERSONNEL EXPENSES
Wages and other personnel expenses consist of the following:

Amounts in NOK	2004	2003	2002
Wages and salaries	23	-	-
Social security	5	-	-
Pension costs	-6	8	13
Other benefits	17	2	3
Total	**39**	**10**	**16**
Average number of employees	26	-	-

The Group President has received remuneration in the first 8 months 2004 from TRG Holding AS. In the last 4 months he has received NOK 1 400 000 in salary and NOK 1 348 506 in other benefits. The company has paid-in NOK 96 181 to the Group President's pension plan during 2004.
The board of directors has received NOK 858 000 in remuneration from the company.
The Board President has received NOK 375 000 in salary and NOK 25 975 in other benefits, in addition to the remuneration to the board of directors
In 2002 and 2003 Aker bought management services from Aker RGI Management AS and had no employees in this period.
All employees including the Group President and the leadership have a pension plan included in their employment contracts. Some of the excecutives have a benefit plan that depends among other things on the development of the value of Aker.
Se also note 38 on page 43.

NOTE 2: AUDITOR'S FEE
Auditor's fee is included in other expenses and consists of the following:

Amounts in NOK 1 000	Auditing fee	Other services	Total 2004	Total 2003	Total 2002
Aker ASA	4 830	530	5 360	2 926	1 562
Total	**4 830**	**530**	**5 360**	**2 926**	**1 562**

NOTE 3: SALES GAIN/(PROFIT) OF TANGIBLE FIXED ASSETS

Amounts in NOK 1 000	2004	2003	2002
Others	-	1	-
Total	-	1	-

NOTE 4: FIXED ASSETS
The change in fixed assets consists of the following.

Amounts in NOK million	Art	Machines/ cars/ Inventory	Buildings etc	Total	Goodwill
Cost as of 1 Jan.	16	73	8	97	59
Purchase	7	3	-	10	-
Sold	-	-	-	-	-
Cost as of 31 Dec.	**23**	**76**	**8**	**107**	**59**
Accumulated depreciations	-	-55	-5	-60	-1
Book value as of 31 Dec.	**23**	**21**	**3**	**47**	**58**
Ordinary depreciations for the year	-	-5		-5	-1
Life time		4-8 years			20 years
Plan of depreciations		Linear			Linear

The company has some minor apartments in Oslo.
Goowill arose from merger with Aker RGI Management AS. Purchase of a company are among other items based on strategic adoptment and expected future economic profit. Aker depreciates goodwill, over expected economic lifetime, however maximum 20 years.

NOTE 5: SHARES ETC
Shares in subsidiaries consist of the following as of 31 Dec:

Amounts in NOK million	Ownership in %[1]	Head quarters	Equity as of 31 Dec	Profit after financial items	Book value
Aker AS	100.00	Oslo	-	- [3]	0
Recondo AS	100.00	Oslo	41	- [3]	139
Norway Seafoods Holding AS	92.40	Oslo	630	-25 [3]	762
Aker Yards ASA	75.00	Oslo	4 226	236 [2,5]	2 696
Atlas Stord AS	100.00	Bergen	56	-12 [2]	84
RGI (Europe) BV	100.00	Rotterdam	3 628	193 [3]	1 809
Norcrest Finance Corp	100.00	Liberia	-8	-2 [3]	1
Wyndmore N.V.	100.00	Curacao	-43	-13 [3]	-
CS Krabbe AS	100.00	Oslo	6	- [3]	4
Aker Reassurance AS	100.00	copenhagen	7	- [3]	5
Resource Group International AS	100.00	Oslo	30	-1 [3]	33
Dianor Invest AS	100.00	Oslo	67	- [3]	67
Intellectual Property Holdings AS	100.00	Oslo	-	- [3]	-
Prosessholding AS	100.00	Oslo	307	7 [3]	242
Aker Maritime Finance AS	100.00	Oslo	2 244	85 [3]	2 796
Aker Geo Seismic AS	100.00	Oslo	301	6 [3]	326
Aker Insurance AS	100.00	Oslo	94	121 [3]	105
Aker Investment AS	100.00	Oslo	103	4 [3]	98
Aker Finans AS	85.00	Oslo	1	- [3]	8
Aker Kværner ASA	57.98	Oslo	56	-12 [2,5]	4 084
Aker Capital AS	100.00	Oslo	2	- [3]	2
Vesterled Invest AS	50.00	Oslo	52	7 [3]	23
RGI Inc	1.75	Seattle	1 126	155 [3,4]	25
Shipyards Exchange AS	4.60	Oslo	84	-14 [3,4]	5
Aker Mekaniske Verksted AS	35.00	Oslo	5	4 [3,4]	0
Total					**13 316**

Shares in associated companies consist of the following:

Amounts in NOK million	Ownership in % [1]	Head quarters	Equity as of 31 Dec	Profit after financial items	Book value
APS DA	50,00	Oslo	-	- [2]	-
Total					-

Other long-term investments in shares etc consists of the following:

Amounts in NOK million	Ownership in % [1]	Head quarters	Book value
Kværner ASA [5]	14,96	Oslo	356
Midtnorsk Fly- og Luftsportsenter	31,60	Oppdal	4
Other			3
Sum			363

1) Aker ASA's ownership and voting power are the same for all companies.
2) 100% of the group equity as of 31 Dec and 2004 profit after financial items
3) 100% of the company's equity and 2004 profit after financial items
4) Subsidiary company in the group
5) Specification of investment in public listed companies as of 31.12.2004:

Amounts in NOK million	Number of shares owned	Marked value pr share 31.12.	Total
Kværner ASA	6 600 254	33,10	218
Aker Kværner ASA	31 906 760	167,00	5 328
Aker Yards ASA	15 452 010	152,00	2 349
Total			7 896

The shares considerd as long-term strategic investment by Aker ASA. Short-term fluctations in the marked is therefore not taken into considerations for accounting purposes.

NOTE 6: OTHER LONG-TERM FINANCIAL ASSETS

Other long-term financial assets consist of the following:

Amounts in NOK million	2004	2003	2002
Other long-term receivables	51	43	116
Pension funds	36	39	42
Activated costs relating to new debt	34	13	17
Option from Norwegian companies	-	114	160
Total other long-term financial assets	**121**	**209**	**335**
Long-term receivables from Group companies	605	3 240	4 527
Total	**726**	**3 449**	**4 862**

Other long-term receivables have the following schedule of payments:

Amounts in NOK million	2004
Due within 1 year	-
Due after 1 year	726
Total	**726**

Interest conditions are according to market condition.

NOTE 7: SHORT-TERM INVESTMENTS IN SHARES ETC

Short-term investments in shares etc consist of the following:

	Number of shares owned	Total shares	Market value of each share	Total Market value	Cost/ book value
Other short-term investments					52
Write-downs					-52
Total					0

NOTE 8: SUM EGENKAPITAL

Aksjekapitalen i Aker ASA pr 31.12.2004 består av følgende aksjegrupper:

	Shares issued	Number of shares Own shares	Shares outstanding	Par value	Total par value (NOK million) Shares issued	Shares outstanding
A-shares	44 131 354	6 600 254	37 531 100	28	1 236	1 051
B-shares	42 400 713	-	42 400 713	28	1 187	1 187
Total share capital	**86 532 067**	**6 600 254**	**79 931 813**		**2 423**	**2 238**
Own shares					-185	
Share premium reserve					2 334	
Other paid-in capital					3 235	
Total paid in capital					**7 807**	

The A-shares are owned 52.2% by TRG Holding AS, 15.0% own shares, and 32.8% by others. All the A-shares has voting power.
Aker ASA and the subsidiary RGI (Europe) BV has no voting power for their A-shares owned.
The B-shares are owned 100% by Kværner ASA. The B-shares do not have voting power.

The 20 largest shareholders as of 18.02.04 (A-shares):

Company	Number shares	Percent
TRG Holding AS	23 045 163	52.22 %
Aker ASA	6 600 254	14.96 %
RGI (Europe) BV	2 959 938	6.71 %
Enskilda Securities	697 400	1.58 %
Storebrand Livsforsikring	580 500	1.32 %
DnB Nor Bank ASA	494 883	1.12 %
Røkke Kjell Inge	393 906	0.89 %
JPMorgan Chase Bank	338 286	0.77 %
Bear Stearns Security	198 000	0.45 %
Storebrand Norge	168 800	0.38 %
Verdipapirfondet Nor	168 000	0.38 %
ABG Sundal Collier	160 000	0.36 %
Svenska Handlesbanken	156 332	0.35 %
Dahl Ove Henning	150 000	0.34 %
Wenaasgruppen AS	144 900	0.33 %
Terra Spar	141 900	0.32 %
Terra Norden	140 550	0.32 %
Steinar Lindberg AS	140 000	0.32 %
Carnegie Investment	126 200	0.29 %
ABIF Aktiv	124 500	0.28 %
Total the 20 largest	**36 929 512**	**83.69 %**

Changes in shareholders equity in 2004 are shown below:

Amount in NOK million	Share capital	Share premium-reserve	Own shares	Other paid-in equity 2)	Net paid-in capital	Other equity	Retained earnings	Total equity
Equity as of 13.02.2004					-	-	-	-
Continuitydifference merger		-595			-595	-	-	-595
Paid in capital	2 423	2 929		3 901	9 253	-	-	9 253
Received Aker ASA shares as dividend (1)			-185	-218	-403	-	-	-403
Loss 13.01-31.12				-448	-448	-	-	-448
Equity as of 31 Dec	**2 423**	**2 334**	**-185**	**3 235**	**7 807**	-	-	**7 807**

1) All Kværner ASA shareholders received 1 Aker ASA share for each owned Kværner ASA share. Aker ASA received 6 600 254 shares
The eqity is reduced by own shares nominal value of 28,- and 6 600 254 shares, and the rest is reduced under paid-in equity
2) Other paid-in equity is included in the basis for calculate free equity, regarding calculation of dividend capacity

The changes in equity 2002 to 2004 are shown below:

Amounts in NOK million	2004	2003	2002
Opening balance		6 447	6 308
Net profit for the year	-448	-286	207
Continuity difference merger	-595	185	
Paid in capital	9 253	68	-68
Aker ASA shares received as dividend	-403	-	-
Others	-	-	-68
Balance as of 31 Dec	**7 807**	**6 413**	**6 447**

NOTE 9: DEFERRED TAX

The table below shows the difference between book and tax value at the end of 2004, and deferred tax liability at the end of 2004 and change in deferred tax:

Amounts in NOK million	2004	2003	2002
Differences in accruals		15	-13
Differences of receivables	-359	-1 643	-589
Differences short-term shares		-76	-19
Total short-term differences	**-359**	**-1 704**	**-621**
Fixed assets differences	-20	-12	-10
Long-term shares differences		-309	14
Partnership companies differences		-	-83
Differerence interest		199	-
Dividends from subsidiaries this year		-	300
Net pension liability	-91	-86	-80
Capital gains and losses reserve	46	56	70
Total Long-term differences	**-65**	**-152**	**211**
Total differences	**-424**	**-1 856**	**-410**
Tax losses carried forward	-3 158	-	-469
Dividends entitled to tax credit	-	-	-
Total basis, deferred tax before corrections	**-3 582**	**-1 856**	**-879**
Corrections for dividend from subsidiaries this year		-	-300
Corrections for differences shares		90	90
Total basis, deferred tax after corrections	**-3 582**	**-1 766**	**-1 089**
Net deferred tax 28%	**-1 003**	**-494**	**-305**
Deferred tax receivable not in the balance sheet	509	-	-
Deferred tax receivable	494	494	305
Deferred tax liability			-

Due to the new tax amendment in Norway, differences in shares are reversed.

ESTIMATED TAXABLE PROFIT

Amounts in NOK million	2004	2003	2002
Profit after finance in the Profit and Loss account	154	-372	-116
Profit and Loss regarding merger	-312	-	-
Profit after finance for tax purposes	**-158**	**-372**	**-116**
Net non deductible items	-1 155	191	445
Net non deductible income/expenses		-259	-102
Dividend entitled to tax credit		-435	-2 122
Change in differences		1 241	1 534
Taxable profit/loss NOKUS companies		-	-108
Estimated taxable income before Group contributions	**-1 313**	**366**	**-469**
Tax payable (28%) in the Profit and loss accounts			-
Tax of Group contribution	-	-366	-
Tax receivable correction earlier years	13	-	
Tax payable (28%) in the balance sheet	**13**	-	-

Profit in the Profit and Loss sheet is for the period 13.02-31.12.2004. For tax purposes the merged profit is for the period 01.01-31.12.2004. Therefore change in differences will devide from the difference in the columns above.

Tax expense:	2004	2003	2002
Tax payable in the Profit and loss accounts		102	-
Change in deferred tax	92	-189	-321
Correction change in deffered tax previous years	-59	-	-4
Tax receivable not in the balance sheet (1)	509	-	-
Tax related to previous years		-	2
Total tax expense/(Income)	**542**	**-86**	**-323**
Tax expense/(income) on ordinary profit and loss	542	-86	-323
Tax expense/(income) on extraordinary profit and loss	-	-	-
Total tax expense/(Income) due to taxable Income	**542**	**-86**	**-323**
Tax expence due to merger	60	-	-
Tax expence In the Profit and Loss accounts(+)	**602**	**-86**	**-323**

1) Tax receivable not in the balance sheet due to the new norwegian tax rule. Theire will be no tax on gain/loss sale of shares.

The tax expense divide from the tax expense in the Profit and Loss accounts due to the difference between tax and accounting period descibed above

The 2004 figures are based on estimates of different non deductable taxable income, non deductable items and differences between accounting and taxable items. The final items will be calculated in the income-tax return, and may devide from the estimates above.

Explanation why the tax income eventually devide from 28% of profit before tax:	
28 % tax of profit before tax	-38
Permanent differences	-6
Other differences	186
Calculated tax Income	**142**
Effective tax percent (tax income compared with profit/loss before tax)	-376 %

The higt effective tax rate is due to tax receivable be not in the balance sheet and the Norwegian tax emendment.

NOTE 10: PENSION LIABILITIES/ASSETS

Aker ASA covers its pensions mainly through a group pension plan in a life insurance company. The plan has been treated for accounting purposes as a defined benefit plan. Aker ASA also has uninsured pensions liabilities.

Actuarial calculations have been made based on the following assumptions:

Expected return	6.5 %
Discount rate	5.5 %
Wage increases	3.0 %
Social security base adjustment/inflation	2.5 %
Pension adjustment	2.0 %

PENSION EXPENSES

Amounts in Nok million	Over-funded plans [1]	Under-funded plans [1]	Total 2004	Total 2003	Total 2002
Present value of the year's pension earnings	-2	-	-2	-1	-1
Interest cost on accrued pension liabilities	-3	-6	-9	-7	-7
Expected return on pension funds	3	-	3	3	3
Allocated effect of change in estimates and pension plans	-5	5	-	-1	-3
Change in social security	-	2	2	-2	-5
Net pension expenses	**-7**	**1**	**-6**	**-8**	**-13**

NET PENSION LIABILITIES/ASSETS AS OF 31 DEC:

Amounts in Nok million	Over-funded plans [1]	Under-funded plans [1]	Total 2004	Total 2003	Total 2002
Present value of accrued pension liabilities	-46	-110	-156	-129	-126
Value of future wage increases	-2	-2	-4	-3	-3
Calculated pension liabilities	-48	-112	-160	-132	-129
Value of pension funds	49	7	56	46	48
Calculated net pension funds/(liabilities)	**1**	**-105**	**-104**	**-86**	**-81**
Amortization [2]	35	-15	20	8	6
Social security	-	-7	-7	-7	-5
Net pension funds/(liabilities) [3]	**36**	**-127**	**-91**	**-85**	**-80**
Number of persons	**27**	**6**	**33**		

1) Under-funded plans: The value of the pension liability exceeds the value of the pension funds.
Over-funded plans. The value of the pension funds exceeds the value of the pension liability
2) Amortization: The effect of changes in estimates and pension plans not recorded in the profit and loss account.
3) A provision is made for employment tax on contracts with net pension liabilities.

Aker ASA's liabilities are presented in the balance sheet as an interest-free long-term liability. Pension funds are recorded in the balance sheet as interest-free long-term receivables. Pension funds are invested in accordance with the general guidelines for life insurance companies. Recorded pension liablilities are calculated on the basis of estimated pension liabilities and accrued in accordance with generally accepted accounting principles. The pension liability recorded in the accounts is not the same as the pension rights legally earned as of 31 December 2004.

NOTE 11: DEBT

Long-term debt to group companies has maturity date longer than 5 years. See also note 16 regarding subordinated debt. Interest conditions are according to marked conditions.

Interest bearing long-term debt external is as shown below:

Currency	Currency amount	Amounts in NOK million 2004	2003	2002
NOK	-	1 811	1 048	1 790
Total		**1 811**	**1 048**	**1 790**

Langsiktig rentebærende ekstern gjeld har følgende avdragsplan fordelt på lånetype:

Amounts in NOK million	Convertible loan	Bond loans	Debt to credit institutions	Other loans	Total 2004
År					
2005				12	12
2006					-
2007		359	1 440		1 799
2008					-
2009					-
After 2009					-
Total 2004	-	**359**	**1 440**	**12**	**1 811**
2002		1 500	290	-	1 790
2003		754	294	-	1 048

Long-term interest free external debt is NOK 80 mill.
Average annual interest rate on the loans is 4,3%.
Book value of the bond as will be paid in 2007 is considered to be the same as nominal value, since it will be kept to the due date.
Bond loans is net of own bonds of nominal NOK 446 mill
Covenants is described in note 14.

NOTE 12: LEGAL DISPUTES

Aker ASA has made a guarantee for Norway Seafoods Holding AS related to the forced redemption of Norway Seafoods AS shares under the Norwegian public limited liabilities act.

NOTE 13: GUARANTEE OBLIGATIONS

At year-end 2004 and 2003, Aker ASA had loan and performance guarantee obligations of NOK 997 and NOK 1 903 million, respectively, that were not recorded in the balance sheet. As of 31.12 the loan guarantee are NOK 606 million and the performance guarantee NOK 391 million.

All Aker Yards ASA shares, Aker Kværner ASA shares and a NOK 186,7 mill receivable from Aker Seafoods AS (former Aker Maritime receivable), 1 5 mill shares in Kværner ASA and finally 1.5 mill shares in Aker ASA are used as collateral for debt.

NOTE 14: FINANCIAL MARKET RISK

Foreign currency balance sheet items are naturally hedged, to the extent that borrowing and lending in the same currency coincide.

Aker has loan and guarantee commitments that contain covernants as to equity ratio and other issues. At the end of the 2004 accounting year, Aker met all loan and guarantee covernants.

Some Group subsidiaries are exposed to risk associated with the value of their investments in subsidiaries, due to changes in market prices for raw materials and semi-processed goods, to the extent that such fluctuations result in changes to these companies' competitiveness and earnings potential over time.

Exposure to risk arising from foreign currency exchange rate fluctuations is identified and reduced through continuous monitoring and adjustment of the Group's total collective portfolio of loans and financial instruments. Exchange risk related to investments in foreign currencies is hedged by modifications to the loan portfolio and/or via other financial instruments.

Some Group subsidiaries enter into ongoing hedging transactions related to individual subsidiaries' sales in foreign currencies. Such hedging is done to reduce the exchange rate risk affecting sales contracts.

Net not realized gain on other derivative contracts are included in Other short-term assets in the balance sheet:

(Amounts in NOK million) *Currency*	Due	Strike value	Value shares	Not realized gain
Call option shares	14 03 05	15	36	21
Call option shares	14.01.05	41	79	38
Total		**56**	**115**	**59**

NOTE 15: WRITE-DOWNS SHARES AND RECEIVABLES

Writedowns shares and receivables as shown below:

Amounts in NOK million	2004[1]
Write-downs receivables	29
Total	**29**

1) Adjustments of book-value based on estimates of future net income. The write-downs receivables are mainly connected to Aker Material Handling of NOK 27 million

NOTE 16: SUBORDINATED DEBT GROUP COMPANIES

Subordinated debt are shown below:

Amounts in NOK million	Rente	2004
Aker Geo Seismic AS	12 mnd Nibor+1%	505
Prosessholding AS	12 mnd Nibor+1%	190
RGI (Europe) BV	6 mnd Nibor+1%	551
RGI Inc	3 mnd Libor+1%	1 148
Aker Maritime Finance AS	12 mnd Nibor+1%	2 300
Total subordinated debt		**4 694**

The loans are subordinated to all other Aker ASA liabilities, and is due after external debt is paid.

NOTE 17: RESTRICTED CASH

The bank deposit of NOK 185 mill includes restricted cash of NOK 26 million.

Note 18: EVENTS AFTER THE BALANCE SHEET DATE

Aker ASA sold 7.9% of the shares in Aker Kværner for NOK 781 million. Aker ASA sold 19.4% of the shares in Aker Yards for NOK 696 million. Aker ASA's shares in Aker Kværner and Aker Yards after the sale are 50.01% and 55.6% respectively. The profit from from the transactions is NOK 211 million.

Aker ASA has established 2 new long-term bons loans. One NOK 500 million loan floating interest with 5 years to maturity and one NOK 500 million fixed rates with 7 years to maturity.

In January 2005 Aker ASA paid NOK 730 million of the bank debt.

NOTE 19: SHARES OWNED BY THE PRESIDENT AND CHIEF EXECUTIVE OFFICER, BOARDOF DIRECTORS AND CORPORATE ASSEMBLY, AND SENIOR EMPLOYEES OF AKER ASA

Selskapets innsideliste pr 21.02.05 er som følger

	Number of shares
Yngve Hågensen	
Harald Bernt Kilnes	5
Reidar Lund	50
Halvard Muri	6
Eldar Myhre	8 000
Kjell Inge Røkke	26
Harald Magne Bjørnsen	23 439 069
Lapas co/Leif-Arne Langøy	700
Ole Melberg	31 000
Yngve Myhre	1
	5 000

In connection with the merger with Aker RGI Management AS, Aker ASA acquired all of the outstanding shares in Aker RGI Management AS, and accordingly, this company was a fully owned company before the merger. The consideration includes a contingentfee, linked to the value of Aker ASA as of 1 January 2006.



To the Annual Shareholders' Meeting of Aker ASA

AUDITOR'S REPORT FOR 2004

This Auditor's Report is replacing the Auditor's Report dated February 24 2005, which was issued in connection with the Board of Director's proposed annual financial statements, dated February 24 2005, and sent to the shareholders, Oslo Stock Exchange and others. The financial statements which included a distribution of dividends of NOK [illegible] millions was not approved by the Annual Shareholders' Meeting.

Respective Responsibilities of Directors and Auditors

We have audited the annual financial statements of Aker ASA as of 31 December 2004, showing a loss of NOK 448 million for the parent company and a loss of NOK 594 million for the group. We have also audited the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and the Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway

- the information in the Directors' report concerning the financial statements, the going concern assumption, and the coverage of the loss is consistent with the financial statements and comply with the law and regulations

Audit of pro forma adjustments

Respective Responsibilities of Directors and Auditors
As described in note 3, a major part of the business in Aker Kværner ASA (now Kværner ASA) merged with Aker ASA group with effect as of April 1, 2004. Aker ASA has prepared pro forma financial statements for 2003 and 2004. The objective of these pro forma accounts which comprise the balance sheet, the statements of income and cash flows and the accompanying notes is to show what the significant effects might have been had the transaction occurred at an earlier date. However, the pro forma consolidated financial statements are not necessarily indicative of the results of operation or related effects on financial position to Aker ASA that would have been attained had the transaction actually occurred earlier. These pro forma financial statements are the responsibility of the Company's Board of Directors and the Managing Director. Our responsibility is to express an opinion on these pro forma adjustments and the assumptions the pro forma financial statements are based upon as described therein.

Basis of Opinion
We conducted our audit of the pro forma adjustments in accordance with auditing standards and practices generally accepted in Norway, and we express our opinion in accordance with the Norwegian Auditing Standard RS 920 "The Auditor's Report on Special Purpose Audit Engagements". These standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the pro forma adjustments are consistent, in all material respects, with the assumptions described in note 3. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion,
- the pro forma financial statements have been prepared in accordance with the assumptions described in note 3.
- the accompanying pro forma adjustments comply with those assumptions which are incorporated in the pro forma financial statements for 2003 and 2004

Oslo, March 31, 2005
KPMG AS

[illegible]
State Authorised Public Accountant (Norway)

Note: This translation of the Norwegian statutory Audit Report has been prepared for information purposes only

Balance, Aker ASA and Holding companies at 31.12.2004

The balance sheet of the Holding Company shows the value at which each investment has been recorded and how much debt Aker has assumed to finance the investments. In Akers view the Holding Company balance sheet is presented in a format that provides relevant information to investors and analysts and makes it easier to calculate the NAV of Aker ASA. The traditional parent company balance sheet has been expanded to contain all the wholly owned underlying administrative service companies and holding companies that carry only investments, cash, and debt in the balance sheet. The balance sheet therefore shows net debt relating to the holding companies' investments, i.e. the investments in Aker Kværner, Aker Yards, Aker Seafoods, Aker Material Handling, etc. The balance sheet shows all holding companies consolidated, whereas the operating holding companies like Aker Kværner ASA, Aker Yards ASA and Aker Seafoods are included at original cost price. Original acquisition cost means the cost price paid by the Holding Company. For further comments on the applied accounting principles, see 19 "Accounting Principles Aker". Please note that Aker has elected to present this balance sheet for Aker ASA and Holding companies in accordance with the cost method of accounting. Thus, shares in associated companies and subsidiaries are not valued according to the equity capital method in the balance sheet.
The most significant holding companies which are consolidated are listed below:
Aker ASA, Aker Maritime Finance as (under liquidation), Resource Group International as, RGI (Europe) B.V., RGI Inc., RGI Holdings Inc., RGI (Denmark) ApS, Dianor Invest, Aker Insurance AS, Aker Asset Management ASA, Aker Investments AS, RGI Invest Inc., Prosessholding as, Aker Geo Seismic AS, Norway Seafoods Holding AS

Amounts in NOK million	Note	
ASSETS		
Intangible assets	2	627
Tangible fixed assets	2	44
Total intangible and tangible assets		**671**
Financial interest-bearing long-term assets	3	1 236
Financial interest-free long-term assets	2	102
Long term equity investments and interests	1	8 304
Total financial fixed assets		**9 642**
Total fixed assets		**10 313**
Short-term interest-free receivables		384
Short-term interest-bearing receivables	3	130
Liquid assets	4	344
Total current assets		**858**
Total assets		**11 171**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Paid-in capital		7 807
Retained earnings		-189
Total shareholders' equity	5	**7 618**
Provisions and other interest-free long-term liabilities	6	452
Long-term interest-bearingliabilities	7	2 645
Total long-term liabilities		**3 097**
Short-term interest-free liabilities	6	311
Short-term interest-bearing liabilities	7	145
Total short-term liabilities		**456**
Total shareholders'equity and liabilities		**11 171**

Oslo, 31 March 2005
Board of Directors Aker ASA

Kjell Inge Røkke *(Sign.)* *(Board Chairman)*	Lone Fønss Schrøder *(Sign.)* *(Deputy Chairman)*	Bjørn Flatgård *(Sign.)* *(Director)*	Eva von Hirsch *(Sign.)* *(Director)*
Kjeld Rimberg *(Sign.)* *(Director)*	Kjell A. Storeide *(Sign.)* *(Director)*	Atle Tranøy *(Sign.)* *(Director)*	Stein Aamdal *(Sign.)* *(Director)*
Bjarne Kristiansen *(Sign.)* *(Director)*	Harald Magne Bjørnsen *(Sign.)* *(Director)*	Leif-Arne Langøy *(Sign.)* *(President and CEO)*	

BALANCE

NOTE 1: LONG TERM EQUITY INVESTMENTS AND INTERESTS

At 31.12.2004	Ownership in %	Number of shares	Book value (NOK mill)
Aker Kværner ASA	57,98	31 906 861	4 084
Aker Yards ASA	75,00	15 452 010	2 696
Kværner ASA	21,66	9 560 192	516
Aker Seafoods AS	100,00		790
Aker Material Handling AS	100,00		0
Atlas Stord	100,00		70
Norsea AS	33,50		60
Supply Invest AS	22,70		37
Other companies			50
Total			**8 304**

NOTE 2: INTEREST-FREE LONG-TERM RECEIVABLES AND OTHER ASSETS

Interest-free long-term receivables and other assets are distributed as shown below:

Amounts in NOK million	Receivable	Other assets	Total
Deferred tax assets	569		569
Pension funds	36		36
Receivables from companies in the same group	0	0	0
Goodwill		58	58
Other	66	44	110
Total	**671**	**102**	**773**

NOTE 3: OTHER INTEREST-BEARING CURRENT ASSETS AND LONG-TERM RECEIVABLES

Other interest-bearing current assets and long-term receivables from companies within the same group, associated companies, and external companies are as shown below:

	Short-term assets	Long-term receivables	Total
Receivable, companies within the same group	120	781	901
Receivable, external	10	455	465
Total	**130**	**1 236**	**1 366**

NOTE 4: LIQUID ASSETS

Liquid assets amounts to 344 NOK million, whereof 83 NOK million are restricted.

NOTE 5: SHAREHOLDERS' EQUITY

As of 31 Dec 2004 Aker ASA's share capital consists of the following share classes:

	Number of shares			Total par value (NOK million)		
	Shares issued	Own shares	Shares outstanding	Par value	Shares issued	Shares outstanding
A-shares	44 131 354	6 600 254	37 531 100	28	1 236	1 051
B-shares	42 400 713	-	42 400 713	28	1 187	1 187
Total share capital	**86 532 067**	**6 600 254**	**79 931 813**		**2 423**	**2 238**
Own shares					-185	
Share premium reserve					2 334	
Other paid-in capital					3 235	
Total paid in capital					**7 807**	

The A-shares are owned 52.2% by TRG Holding AS, 15.0% own shares, and 32.8% by other. All the A-shares has voting power.
Aker ASA and the subsidiary RGI (Europe) BV has no voting power for their A-shares owned.
The B-shares are owned 100% by Kværner ASA. The B-shares do not have any voting power.

NOTE 6: INTEREST-FREE LIABILITIES

Interest-free liabilities are presented below:

Amounts in NOK million	Short-term	Long-term	Total
Tax liabilities	-	64	64
Pension liabilities	-	127	127
Reserve in Aker Insurance		180	180
Liabilities to companies in the same group	182		182
Other	128	81	209
Total	**311**	**452**	**763**

NOTE 7: INTEREST-BEARING DEBT

Interest-bearing debt is distributed among companies in the same group and external creditors as shown below:

Amounts in NOK million	Short-term	Long-term	Total
Debt to companies in the same group	53	834	887
Debt to external creditors	92	1 811	1 903
Total	**145**	**2 645**	**2 790**

Interest-bearing debt to external creditors is shown below:

Amounts in NOK million	
Bond loans	359
Debt to credit institution	1 440
Debt to former minority shareholders in Norway Seafoods ASA	88
Other debt	16
Total	**1 903**

The installment schedule for long-term interest-bearing external debt

Amounts in NOK million	Bond loans	Credit institutions	Other	Total
Year				
2005			12	12
2006				0
2007	359	1440		1799
2008				0
2009				0
After 2009				0
Total	**359**	**1 440**	**12**	**1 811**

Average yearly interest rate on the loans is 4.3%. Book value of the bond as will be paid in 2007 is considered to be the same as nominal value, since it will be kept to the due date. Bond loans is net of own bonds of nok 446 mill.



[illegible]

To the Board of Directors of Aker ASA

Report on Summarized Balance Sheet

This report is replacing the report dated February 24 2005, which was issued in connection with the Board of Director's proposed annual financial statements, dated February 24 2005, and sent to the shareholders, Oslo Stock Exchange and others. The financial statements which included a distribution of dividends of NOK 530 million was not approved by the Annual Shareholders' Meeting.

Respective Responsibilities of Management and Auditors
We have audited the summarized balance sheet with accompanying notes of Aker ASA and Holding Companies as of December 31, 2004. The summarized balance sheet with the accompanying notes, is the responsibility of the Company's Board of Directors and Managing director. Our responsibility is to express an opinion on the summarized balance sheet with accompanying notes.

Basis of Opinion
We conducted our audit in accordance with auditing standards and practices generally accepted in Norway, and we express our opinion in accordance with the Norwegian Auditing Standard RS 800 "The Auditor's Report on Special Purpose Audit Engagements". These standards and practices require that we plan and perform the audit to obtain reasonable assurance that the summarized balance sheet with accompanying notes is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet with accompanying notes, assessing the accounting principles and significant accounting estimates, as well as evaluating the overall presentation of the balance sheet with the accompanying notes. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion,

- the summarized balance sheet with accompanying notes of Aker ASA and Holding Companies as of December 31, 2004 has been prepared according to the principles described in the opening paragraph to the balance sheet with accompanying notes, and gives a true and fair view of the financial position as of that date.

Oslo, March 11, 2005
KPMG AS

Arkjen Naess
State Authorised Public Accountant (Norway)

Note: This is a translation from the Norwegian report and has been prepared for information purposes only.

Reflections of the majority shareholder

Dear fellow shareholder!

Looking back on what we've been through, it is striking that Aker as a system, as an organization, and as a group has so many remarkable features. Less than two years ago, many people thought failure loomed. Now, the taste of success may be our greatest challenge.

Formidable efforts were made in the Group while tempests raged. But we remained calm. We trusted ourselves. We kept our dreams and ideas – and we let them guide our choices. We took the leap, and lost; we rebuilt what others would have torn down. Today we have a structure that is stronger than it has been in a long time.

I am full of gratitude and admiration for our employees, who have made our ideas a reality. While a few of us have been immersed in transactions and financial restructuring, thousands of employees have made sure that our customers are satisfied, new customers keep coming on board – and that projects and products are delivered, and money is deposited in our coffers. As shareholders, we see the results of these efforts in the form of share price growth and (for the first time in along while) dividends.

Recent years' experiences often brought to mind Rudyard Kipling's poem "If.....". Parents may be most familiar with Kipling as the author of The Jungle Book. However, nearly 100 years ago, he wrote a poem expressing what he felt his son should strive to do in order to call himself a man. "If....." is among the world's most popular poems; it's a text worth reflecting on in various settings.

Keep your head when all about you are losing theirs and blaming it on you

Aker has come through many a storm, including some long-lasting autumn storms in recent years. We were told that if we were allowed to participate in the Norwegian fisheries industry the way we wanted to, we would be like the Plague, decimating Norwegian coastal communities. We have been accused of seeking to destroy Kværner and large parts of the Norwegian offshore supply industry. Those who preferred Russian oligarchs over us, as owners of Norwegian industrial workplaces, worked against us. We have presented issues fair and square, and confronted more or less rational "know-it-alls," who often used strong language to ridicule or belittle our choices. At times, we have seen our offices beleaguered by members of the Fourth Estate.

Nevertheless, we remained calm. Criticism spurred us on to action. We thrive on resistance and challenges.

Trust yourself when all men doubt you, but make allowance for their doubting too

Aker is characterized by a strong will and self assuredness, but also by humility. We are inspired by the proud history of our company. We know what we stand for, and we are proud of it; but in Aker there is no supreme ruler. Strong will must have its counter balance. The best solutions are often arrived at under the greatest stress. The best decisions are made after an exchange of opposing viewpoints.

For my own part, I would add that the worst mistakes in judgment I have made are the ones I made on my own. I forgot to listen. I forgot to seek the advice of others. Luckily, this doesn't happen often in Aker. The company has a strong Board of Directors and a decisive management. Aker has individuals with a great integrity and confidence.

Discussions are sometimes loud, but I believe that voicing opposing views is constructive. We have tension in our organization, and allow a great deal of room for differing opinions. That's how we arrive at the right decisions.

Dream – and not make dreams your master, Think – and not make thoughts your aim

Aker is a large organization and an energetic Group, an engine able to overcome most obstacles. Nevertheless, it works poorly without a vision, something that will make us muster our resources and energy and pull in the same direction. We must dare to dream and we must dare to have a sweeping vision. An example is the time we nearly acquired one of the world's largest contracting companies. Or when we bought into Kværner and unified two of Norway's foremost and most time honored technology-based industrial companies.

Aker's ability to execute is great. Once the goal and course are set, it will take a great deal to stop us. Just think of last year's major reorganization. I don't think anyone outside Aker fully appreciated the effort. A small team of dedicated co-workers completed hundreds of transactions to resolve structural challenges. It raised several billion Norwegian kroner in new equity, transferred many billions in debt from one listed company to another, and secured even more billions in new loans, which were used to repay old loans. And the team listed three new companies on the Oslo Stock Exchange.

I am a proud team leader when I see our achievements are noted and applauded, as they have been far beyond Norway's borders.

Dreams and vision come to naught without the ability to follow through.

Watch the things you gave your life to broken, and stoop and build 'em up with worn-out tools

There will always be someone who complains bitterly – or worse, someone who would like to see us fail. Often, these are our competitors. Nobody is successful all the time; Aker is no exception. We have been let down at times,

sometimes with harmful consequences, as when trusted leaders enter into contracts beyond their authority, misrepresent facts, or turned away in the middle of storms.

A key feature of Aker and its employees is the ability to recover. Sometimes disappointment hits, and that's all right. We are allowed to get angry. We are allowed to fail. But we are not allowed to give up. Nothing shapes us more effectively than obstacles – and when the obstacles are the greatest, we are the most united. That's why I would never have wanted to miss the past couple of years.

Make one heap of all your winnings, risk it, lose, and start again at your beginnings – and never breathe a word about your loss

For better or for worse, Aker is a courageous group. We take risks, knowing the end result of our decisions may not be predictable. We prepare carefully, but recognize that nobody can foresee all eventualities. Nevertheless, we have the courage to make choices and act on them.

Our shareholder structure and management model are key to understanding how we operate, and set us apart from many other large corporations. In the same way that I am the dominant owner of Aker, Aker is the dominant owner of its underlying Group companies. Ownership makes itself strongly felt at all levels of the organization. The distance to power is short. The distance to decision-making likewise.

Aker has grown considerably. The listed companies collectively – when I include Kværner among them – have a total market capitalization of nearly NOK 25 billion. There are also several non-listed companies that are part of the Group structure. As the company's majority owner, I am aware that a great deal of responsibility for continued growth and success rests on my shoulders. But what does it take to succeed?

People and expertise

The answer to the questions is people and their competence.

Aker operates integrated industrial activities in which the practical competence of our factory workers, welders, electricians, fishermen, and engineers is just as important as academic training. Aker's know-how, technologies, and solid financial platform offer customers unique solutions to their needs.

People can study to gain new insight, companies can acquire technology, but competence is earned through hard work. That's why Aker is so dependent on hiring and keeping the right people with the right attitudes and values. We aim to offer them challenges that help them grow. We must strive to establish and maintain attractive apprenticeships and trainee programs, and make sure that each employee gains valuable experience from a variety of tasks within the Group.

I feel that Aker as a system has many of the features that Rudyard Kipling describes in his fantastic poem. Moreover, we have the competence, technology, and a solid financial foundation. I am glad to be associated with such an Aker. I would like to help shape such an Aker. A group that is stronger than any individual in it, but not so strong that individuals can't change it.

For my own part, I must admit that I may never grow into a "man" as pictured by Rudyard Kipling. But I believe Aker has what it takes.

Kjell Inge Røkke
Majority shareholder and
Board Chairman Aker ASA

IF.....

If you can keep your head when all about you
Are losing theirs and blaming it on you,
If you can trust yourself when all men doubt you,
But make allowance for their doubting too;
If you can wait and not be tired by waiting,
Or being lied about, don't deal in lies,
Or being hated, don't give way to hating,
And yet don't look too good, nor talk too wise:

If you can dream - and not make dreams your master;
If you can think - and not make thoughts your aim;
If you can meet with Triumph and Disaster
And treat those two impostors just the same;
If you can bear to hear the truth you've spoken
Twisted by knaves to make a trap for fools,
Or watch the things you gave your life to broken,
And stoop and build 'em up with wornout tools:

If you can make one heap of all your winnings
And risk it on one turn of pitch-and-toss,
And lose, and start again at your beginnings
And never breathe a word about your loss;
If you can force your heart and nerve and sinew
To serve your turn long after they are gone,
And so hold on when there is nothing in you
Except the Will which says to them: 'Hold on!'

If you can talk with crowds and keep your virtue,
Or walk with kings - nor lose the common touch,
If neither foes nor loving friends can hurt you,
If all men count with you, but none too much;
If you can fill the unforgiving minute
With sixty seconds' worth of distance run,
Yours is the Earth and everything that's in it,
And - which is more - you'll be a Man, my son!

[illegible]



Aker ASA, Fjordalleen 16, P.O.Box 1423 Vika, 0115 Oslo, Norway, Telephone +47 24 13 00 00, Telefax +47 24 13 01 01. Enterprise reg no.: 886 581 432 MVA
www.akerasa.com

[illegible] as per 2[illegible] August 2005

(Based on the accounts of the companies as per 26 August 2005.)

Amounts in NOK millions	
ASSETS	
Shares of Kværner Invest Norge AS	
Shares of Aker ASA (B shares)	1 996
Long-term group company receivable	6 248
Other financial fixed assets	1 599
Total financial fixed assets	486
Total fixed assets	10 329
	10 329
Other short-term receivables	
Cash and liquid assets	6
Total current assets	281
Total assets	287
	10 616
EQUITY AND LIABILITIES	
Share capital	
Share premium reserve	6
Total called-up capital	706
Other equity	712
Total retained earnings	1 569
Total equity	1 569
	2 281
Deferred tax	
Pension liabilities	15
Total provisions	33
Long-term group company liabilities (merger liabilities Aker ASA)	48
Other long-term liabilities	6 275
Total other long-term liabilities	4
	6 279
Short-term group company liabilities	
Total short-term liabilities	2 008
Total equity and liabilities	2 008
	10 616

KPMG

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

DRAFT

To the General Meeting of Aker Maritime Finance AS

Confirmation of draft opening balance sheet for Aker Maritime Finance AS

We confirm that the draft opening balance sheet dated 26 August 2005 for Aker Maritime Finance AS in connection with the merger with Kværner ASA, has been prepared in accordance with ruling accounting regulations.

Oslo, 26 August 2005
KPMG AS

Asbjørn Næss
State Authorized Public Accountant

Aker Maritime Finance AS as per 30 June 2005

Interim balance sheet

Amounts in NOK millions	
ASSETS	
Long-term group company receivable	2 497
Total financial fixed assets	**2 497**
Total fixed assets	**2 497**
Short-term group company receivable	32
Total current assets	**32**
Total assets	**2 529**
EQUITY AND LIABILITIES	
Share capital	6
Share premium reserve	706
Total called-up capital	**712**
Other equity	1 572
Total retained earnings	**1 572**
Total equity	**2 284**
Short-term group company liabilities	245
Total short-term liabilities	**245**
Total equity and liabilities	**2 529**

KPMG

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

To the General Meeting of Aker Maritime Finance AS

Confirmation of interim balance sheet for Aker Maritime Finance AS

Management's responsibility and the Auditor's assignment
We have audited the interim balance sheet for Aker Maritime Finance AS as at 30 June 2005. The interim balance sheet is presented by the Board of the Company and the Chief Executive Officer. Our function is to express an opinion on the interim balance sheet in accordance with the requirements of the Norwegian Auditing Act.

The basis for our audit opinion.
We conducted the audit in accordance with the Norwegian Auditing Act and good auditing standards in Norway. Good auditing standards require that our planning and performance of the audit provide reasonable assurance that the interim balance sheet is free from any material mis-statements. The audit includes verifying selected parts of the documentation underlying the information in the interim balance sheet, assessing the accounting principles applied and importance accounting estimates as well as appraising the contents and presentation of the interim balance sheet. To the extent required by good auditing practice we have also examined the company's asset management and its accounting and internal control systems. In our opinion, our audit provides a suitable basis for issuing our opinion.

Opinion
In our opinion the interim balance sheet has been properly prepared in accordance with applicable laws and regulations and presents a true and fair view of the financial position of the company as at 30 June 2005 in accordance with generally accepted accounting standards in Norway.

Oslo, 26 August 2005
KPMG AS

Ashjørn Næss
State Authorized Public Accountant

Kværner ASA as per 30 June 2005

Interim balance sheet

Amounts in NOK millions	Note	
ASSETS		
Shares of subsidiaries		1 996
Other share investments	1	4 534
Long-term receivables	2	492
Total financial fixed assets		**7 022**
Total fixed assets		**7 022**
Short-term group company receivables		12
Other short-term receivables	3	1 272
Cash and liquid assets		40
Total current assets		**1 324**
Total assets		**8 346**
EQUITY AND LIABILITIES		
Share capital		883
Share premium reserve		4
Total called-up capital		**887**
Other equity		5 379
Total retained earnings		**5 379**
Total equity		**6 266**
Pension liabilities		32
Total provisions		**32**
Other long-term liabilities		4
Total other long-term liabilities		**4**
Short-term group company liabilities		2 017
Other external short-term liabilities		27
Total short-term liabilities		**2 044**
Total equity and liabilities		**8 346**

Notes to the Kværner ASA interim balance sheet as per 30 June 05

Note 1: Other share investments

Other share investments are as follows:

NOK mill	Number	30.06.2005
Aker ASA B shares 1)	42 400 713	4 534
Total		**4 534**

1) Previous years' write-downs have been reversed by NOK 379 million in 2005. The shares are now entered at historical cost.

Note 2: Long-term receivables

Long-term receivables are as follows:

NOK mill	30.06.2005
Aker Mekaniske Verksted	5
Kværner (UK) Ltd 1)	296
Sea Launch 2)	192
Total	**492**

1) In addition, Kværner (UK) Ltd has the right to borrow a further NOK 100 million.
Repayment of the loan depends on positive earnings and cash flows on the part of the company, which will again depend on outcome of certain claims made against the company and its subsidiaries.

2) The receivable has been written down by USD 198 million for accounting purposes as per 31 December 04, and now stands at USD 29 million.
The loans are, in the main, interest-bearing, but such interest is not accumulated in the Kværner accounts, as per the prudence principle.
Kværner has also issued guarantees in the amount of USD 181 million in respect of loans made to Sea Launch by external lenders and advance payments made by customers on existing contracts. Repayment of the loans depends on positive earnings and cash flows on the part of the company, which will again depend on the number of launches made and on market developments.

Note 3: Other short-term receivables

Other short-term receivables are as follows:

NOK mill	30.06.2005
Kværner Philadelphia Shipyards	270
Aker American Shipping Holding AS	982
Others	20
Total	**1 272**

Note 4: Conditional outcomes

In October 2004, the EU Commission decided to demand that Kværner Warnow Werft GmbH, a former subsidiary of Kværner ASA, repay EUR 13.3 million, plus interest (a total of approximately EUR 26 million), in allegedly excessive subsidies paid by the German authorities in connection with the privatisation of the shipyard in 1992. Kværner is of the view that the subsidies received during the restructuring period were used in accordance with terms approved by the EU Commission, and that repayment cannot be demanded. No provisions have been made in respect of the matter.

Note 5: Guarantee liability

The main guarantee liabilities of the company are described as follows:

Cash guarantees in favour of banks/insurance guarantees/other guarantees: NOK 5 million.

Kværner ASA has issued a guarantee in respect of a construction loan made to Philadelphia Shipyard, now a subsidiary of Aker Ame Shipping ASA, in the maximum amount of USD 90 million. The construction loan relates to a container vessel which has been sold, and which is to be delivered in the spring of 2006. Furthermore, Kværner ASA has guaranteed certain liabilities of Philadelphia Shipya as against the US authorities, relating to the minimum number of employees, etc.

Kværner ASA has issued a guarantee in favour of Kvaerner Pension Fund in the UK in relation to agreed premium payments until the end of 2006. The premium is paid by companies owned by Kvaerner UK Ltd which have employees who are hired out to, amongst others, Aker Kværner. The annual amount is GBP 11 million.

Kværner ASA has issued a guarantee in the maximum amount of GBP 6 million, in favour of Kvaerner Pension Fund in the UK, relating to the cover of any underfunding in respect of employees who in 2001/2002 were transferred to Yukos (Hydrocarbons). The guarantee can be invoked if Kvaerner Pension Fund is liquidated within 6 years from 2001/2002. Any payment shall in such case be made during the period 2007-2009.

Kværner ASA has issued performance guarantees on behalf of companies which are now primarily owned by Aker Kværner. These were issued prior to the restructuring in 2004, and have been counter-guaranteed by Aker Kværner and Kvaerner UK Ltd

See also comment concerning Sea Launch in note 2 above.

KPMG

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

To the General Meeting of Kværner ASA

Confirmation of interim balance sheet for Kværner ASA

Management's responsibility and the Auditor's assignment
We have audited the interim balance sheet for Aker Maritime Finance AS as at 30 June 2005. The interim balance sheet is presented by the Board of the Company and the Chief Executive Officer. Our function is to express an opinion on the interim balance sheet in accordance with the requirements of the Norwegian Auditing Act.

The basis for our audit opinion.
We conducted the audit in accordance with the Norwegian Auditing Act and good auditing standards in Norway. Good auditing standards require that our planning and performance of the audit provide reasonable assurance that the interim balance sheet is free from any material mis-statements. The audit includes verifying selected parts of the documentation underlying the information in the interim balance sheet, assessing the accounting principles applied and importance accounting estimates as well as appraising the contents and presentation of the interim balance sheet. To the extent required by good auditing practice we have also examined the company's asset management and its accounting and internal control systems. In our opinion, our audit provides a suitable basis for issuing our opinion.

Opinion
In our opinion the interim balance sheet has been properly prepared in accordance with applicable laws and regulations and presents a true and fair view of the financial position of the company as at 30 June 2005 in accordance with generally accepted accounting standards in Norway.

Oslo, 26 August 2005
KPMG AS

Asbjørn Næss
State Authorized Public Accountant

COGNOVIT NOTE

1. Background

The Debt described in this cognovit note is established pursuant to Section 13-2, Sub-section 2, of the Public Limited Companies Act in connection with the triangular merger between Aker Maritime Finance AS and Kværner ASA, where Aker ASA is the company issuing the consideration.

2. The Debt

Aker Maritime Finance AS hereby acknowledges that it owes Aker ASA the amount of NOK 6,275,391,956 (the "Debt"). The Debt becomes effective as from the date on which the merger between Kværner ASA and Aker Maritime Finance AS enters into force, cf. Section 13-17 of the Public Limited Companies Act.

The Debt falls due for payment on demand, although no earlier than 12 months after such demand has been received.

The Debt is non-assignable.

Interest accrues on such part of the Debt as remains outstanding at any given time, at an interest rate corresponding to 3-month NIBOR.

Aker ASA shall have the right, in case the Debt remains unpaid upon maturity, to enforce the Debt, including all accrued interest and costs, hereunder non-judicial enforcement costs, without a prior lawsuit, pursuant to the provisions of Section 7-2, litra a, of the Act relating to Enforcement.

****

Oslo, 26 August 2005

Aker Maritime Finance AS

Bengt Arve Rem Gunnar Voksø Geir Arne Drangeid

It is necessary, in order for the debt to be enforceable without a prior lawsuit, for the signature to be witnessed by two witnesses who are of full age and capacity and who are resident in Norway (birth dates and addresses to be disclosed) or by a Norwegian judge, a notary public (Norwegian or non-Norwegian), a bailiff, a bailiff's constable, an execution and enforcement commissioner or a deputy execution and enforcement commissioner approved by the Court of Execution and Enforcement, a conciliator, an advocate or a deputy advocate, a chartered or registered auditor, an authorised estate agent, or a licensed debt collector employed by a debt collection agency.

Name:	Name:
Title:	Title:
Address:	Address:
Personal identification number:	Personal identification number:
Date:	Date:
Signature:	Signature:

#804659/1

DRAFT RESOLUTION ON INCREASING THE SHARE CAPITAL OF AKER ASA

Proposal for an increase in the share capital as a result of the merger between Kværner ASA and Aker Maritime Finance AS

"a) *The share capital is increased by NOK 790,814,462 through subscription for 28,243,374 new A shares, with a nominal value of NOK 28 each, and with the addition of an overall share premium of NOK 3,897,585,612.*

b) *The shares are issued to the shareholders of Kværner ASA, with the exception of Aker Maritime Finance AS, and are deemed to have been subscribed for once the Shareholders' Meeting of Kværner ASA has approved the merger plan dated 26 August 2005 between Kværner ASA and Aker Maritime Finance AS. The pre-emptive right of existing shareholders to subscribe for shares is waived.*

c) *In addition, Aker ASA allots 9,560,192 of its own A shares to the shareholders of Kværner ASA.*

d) *In consideration for the issuance of new shares and the allotment of existing shares to the shareholders of Kværner ASA, all assets, rights and liabilities of Kværner ASA shall be transferred and assigned to Aker Maritime Finance AS as a whole. The transfer and assignment will take place on the date when the merger between Kværner ASA and Aker Maritime Finance AS is registered in the Register of Business Enterprises as having entered into force, with Aker Maritime Finance AS on the same date incurring a debt as against Aker ASA in an amount corresponding to the equity transferred and assigned to Aker Maritime Finance AS through the merger, cf. Section 13-2, Sub-section 2, of the Public Limited Companies Act. The amount of such debt will be NOK 6,275,391,956, which corresponds to the nominal value of the shares issued, with the addition of the share premium, before deducting costs associated with the share capital increase, together with the value of the own A shares allotted to the shareholders of Kværner ASA.*

e) *The shares associated with the share capital Increase shall be issued, and own shares shall be allotted, simultaneously with the registration, in the Register of Business Enterprises, of the merger between Kværner ASA and Aker Maritime Finance AS as having been completed.*

f) *The new shares are entitled to dividends as from the 2004 financial year. In all other respects, the new shares shall carry rights in the company as from registration of the share capital increase in the Register of Business Enterprises.*

g) *Implementation of the present resolution is conditional upon the merger between Kværner ASA and Aker Maritime Finance AS being completed."*

<u>Amendment to the Articles of Association</u>

Article 3 of the Articles of Association of the company is amended, as a result of the resolution on increasing the share capital, to read as follows:

"Article 3 Share capital

The share capital of the company shall be NOK 3,213,712,348, divided into 114,775,441 shares with a nominal value of NOK 28 each. The shares of the company shall be registered in the Norwegian Central Securities Depository.

The shares of the company are divided into the following share classes:

72,374,728 A shares in total, with a nominal value of NOK 28 each.
42,400,713 B shares in total, with a nominal value of NOK 28 each.

The B shares of the company carry no voting rights. The shares carry equal rights in the company in all other respects.

In case of proportional increases in the share capital of each share class, the shareholders shall only have a pre-emptive right to subscribe for shares within the share class of which they already hold shares.

All or some of the B shares of the company can be converted into A shares by the same majority as is required to amend these Articles of Association."

To the Shareholders' Meeting of Aker Maritime Finance AS

REPORT FROM THE BOARD OF DIRECTORS PURSUANT TO

SECTION 13-9 OF THE PUBLIC LIMITED COMPANIES ACT

IN CONNECTION WITH THE MERGER BETWEEN

KVÆRNER ASA
(the Acquired Company)

AND

AKER MARITIME FINANCE AS
(the Acquiring Company)

WITH THE ISSUANCE OF CONSIDERATION SHARES OF

AKER ASA
(the Issuing Company)

***

1. Description of the merger

The Board of Directors of Aker Maritime Finance AS favours a merger, whereby all assets, rights and liabilities of the company are transferred and assigned from Kværner ASA to Aker Maritime Finance AS, in return for the shareholders of Kværner ASA receiving a merger consideration in the form of A shares of the Acquiring Company's parent company, Aker ASA.

No merger consideration is offered in respect of Kværner shares held by the Acquiring Company. Consequently, the merger consideration is offered to holders of 78.3 % of the shares of Kværner ASA.

The overall merger consideration shall be 37,803,566 A shares of the Issuing Company. Hereof will be contributed 9,560,192 existing A shares owned by the Issuing Company, and 28,243,374 new A shares to be issued by the Issuing Company. The consideration shares are settled by way of the Acquiring Company becoming indebted to the Issuing Company (merger receivable), cf. Section 13-2, Sub-section 2, second sentence of the Public Limited Companies Act. The merger receivable and the merger consideration are of equal value.

No fractional shares will be issued. Each shareholder will have its number of consideration shares rounded down to the nearest whole share, with cash payment in respect of unused fractions based on the closing price of the Aker A share on the Oslo Stock Exchange on 25 August 2005.

The merger takes effect, for corporate law purposes, on the date when the merger is registered in the Register of Business Enterprises as having been completed, cf. Section

13-17 of the Public Limited Companies Act. Completion of the merger is also subject to the satisfaction of certain conditions precedent. Reference is in this regard made to Clause 8 of the merger plan jointly prepared by the Boards of Directors of the Acquired and the Acquiring Company.

The merger is effected on the basis of tax continuity as far as concerns the Acquired and the Acquiring Company, as well as shareholders domiciled in Norway. The merger takes effect, for taxation purposes, as from 1 January 2005. Shareholders who are not domiciled in Norway are encouraged to seek their own tax advice.

Cash payments of differential value, as described above, will for tax purposes be treated as realisation payments.

The merger is effected, for accounting purposes, in accordance with the real value/transaction principle. The merger between the Parties takes effect, for accounting purposes, as from 26 August 2005. Transactions on the part of the Acquired Company are deemed to have been effected for the account of the Acquiring Company as from 26 August 2005.

The merger does not trigger any obligation to pay Value Added Tax.

2. The effect of the merger on Aker Maritime Finance AS

Aker Maritime Finance AS is the acquiring company in the merger. The activities of the company will, after completion of the merger, continue as before. The activities that have been operated by Kværner ASA will be continued in Aker Maritime Finance AS.

3. Reasoning behind the merger proposal

By merging Kværner with the Aker Group, Aker enhances its possibilities to make disbursements to its shareholders, inter alia by the claim Kværner has against Aker ASA, following the foundation of Aker American Shipping, being included in the Group. Furthermore, the merger will lead to a simplified ownership structure compared to today's structure of two parent companies, as well as lower costs for the parent company. The simplified ownership structure will facilitate the task of reducing the discount on the Aker-share compared to the value of the company's underlying value

4. Determination of the merger consideration

The merger consideration offered to the shareholders of Kværner ASA is in the form of A shares of Aker ASA, which is the parent company of Aker Maritime Finance AS. The shares will be listed on the Oslo Stock Exchange.

The merger consideration is based on an exchange ratio whereby the shareholders of the Acquired Company will receive 1.0935 A shares of the Issuing Company for each share of the Acquired Company held by them. The exchange ratio has been determined on the basis of negotiations between Kværner and Aker, and is based on the average closing prices of the Kværner and Aker shares on the Oslo Stock Exchange during the period

from 11 August 2005 until 24 August 2005 (10 trading days). The measurement period encompasses 5 trading days prior to, and 5 trading days subsequent to, the market announcement to the effect that merger negotiations had been initiated between the Acquired and the Acquiring Company.

The value of the merger receivable and the merger consideration correspond to the value of the equity contributed to the Acquiring Company upon the merger. This valuation is based on a going-concern assumption, and reflects real value.

The merger receivable has been valued at its nominal value, and no provisions have been made in respect of deferred tax as a result of the acquired company in the merger having entered a value of its assets for tax purposes which differs from the nominal value of the receivable.

A major part of the assets contributed to the Acquiring Company upon the merger is in the form of B shares of Aker ASA. These will be entered as assets in the balance sheet of the Acquiring Company, but have to be eliminated in the consolidated accounts of Aker ASA. The B shares carry no voting rights, but otherwise carry the same rights as the listed A shares.

The Board of Directors is of the view that the approach adopted in determining the exchange ratio and the consideration is appropriate, and no special difficulties have been encountered in determining the consideration. The Board of Directors is of the view that the exchange ratio and the consideration offered to the shareholders of Kværner ASA are reasonably and objectively determined.

5. Implications for the employees

Aker Maritime Finance AS has no employees.

***

Oslo, 26 August 2005

The Board of Directors of Aker Maritime Finance AS

Bengt Arve Rem	Gunnar Voksø
Geir Arne Drangeid	

To the Shareholders' Meeting of Kværner ASA

REPORT FROM THE BOARD OF DIRECTORS PURSUANT TO

SECTION 13-9 OF THE PUBLIC LIMITED COMPANIES ACT

IN CONNECTION WITH THE MERGER BETWEEN

KVÆRNER ASA
(the Acquired Company)

AND

AKER MARITIME FINANCE AS
(the Acquiring Company)

WITH THE ISSUANCE OF CONSIDERATION SHARES OF

AKER ASA
(the Issuing Company)

***

1. Description of the merger

The Board of Directors of Kværner ASA favours a merger, whereby all assets, rights and liabilities of the company are transferred and assigned from Kværner ASA to Aker Maritime Finance AS, in return for the shareholders of Kværner ASA receiving a merger consideration in the form of A shares of the Acquiring Company's parent company, Aker ASA.

No merger consideration is offered in respect of Kværner shares held by the Acquiring Company. Consequently, the merger consideration is offered to holders of 78.3 % of the shares of Kværner ASA.

The overall merger consideration shall be 37,803,566 A shares of the Issuing Company. Hereof will be contributed 9,560,192 existing A shares owned by the Issuing Company, and 28,243,374 new A shares to be issued by the Issuing Company. The consideration shares are settled by way of the Acquiring Company becoming indebted to the Issuing Company (merger receivable), cf. Section 13-2, Sub-section 2, second sentence of the Public Limited Companies Act. The merger receivable and the merger consideration are of equal value.

No fractional shares will be issued. Each shareholder will have its number of consideration shares rounded down to the nearest whole share, with cash payment in respect of unused fractions based on the closing price of the Aker A share on the Oslo Stock Exchange on 25 August 2005.

The merger takes effect, for corporate law purposes, on the date when the merger is registered in the Register of Business Enterprises as having been completed, cf. Section

13-17 of the Public Limited Companies Act. Completion of the merger is also subject to the satisfaction of certain conditions precedent. Reference is in this regard made to Clause 8 of the merger plan jointly prepared by the Boards of Directors of the Acquired and the Acquiring Company.

The merger is effected on the basis of tax continuity as far as concerns the Acquired and the Acquiring Company, as well as shareholders domiciled in Norway. The merger takes effect, for taxation purposes, as from 1 January 2005. Shareholders who are not domiciled in Norway are encouraged to seek their own tax advice.

Cash payments of differential value, as described above, will for tax purposes be treated as realisation payments.

The merger is effected, for accounting purposes, in accordance with the real value/transaction principle. The merger between the Parties takes effect, for accounting purposes, as from 26 August 2005. Transactions on the part of the Acquired Company are deemed to have been effected for the account of the Acquiring Company as from 26 August 2005.

The merger does not trigger any obligation to pay Value Added Tax.

2. The effect of the merger on Kværner ASA

Kværner ASA is the acquired company in the merger. The activities of the company will be transferred and assigned to Aker Maritime Finance AS as a result of the implementation of the merger, and Kværner ASA will thereby be dissolved and deregistered.

3. Reasoning behind the merger proposal

The merger is carried out as part of the restructuring of Kværner. In line with the intentions outlined at the Shareholders' Meeting of Kværner on 2 July 2004, Kværner has disposed of most of the company's operational assets, and the B shares of Aker Kværner represent its main asset at present. By merging Kværner into the Aker Group, one will achieve a simplified ownership structure, as compared to the present two parent company structures. The Board of Directors is of the view that this simplification will be a positive thing for the companies and their shareholders. It is expected that it may contribute to, *inter alia*, reducing the discount implied by the companies' share prices in the market. Moreover, the amalgamation offers opportunities for cost savings and increased scope for distributions to the shareholders. Besides, the restructuring carried out within the Kværner Group means that Kværner ASA has now become less suitable for independent listing on the Oslo Stock Exchange.

4. Determination of the merger consideration

The merger consideration offered to the shareholders of Kværner ASA is in the form of A shares of Aker ASA, which is the parent company of Aker Maritime Finance AS. The shares will be listed on the Oslo Stock Exchange.

The merger consideration is based on an exchange ratio whereby the shareholders of the Acquired Company will receive 1.0935 A shares of the Issuing Company for each share of the Acquired Company held by them. The exchange ratio has been determined on the basis of negotiations between Kværner and Aker, and is based on the average closing prices of the Kværner and Aker shares on the Oslo Stock Exchange during the period from 11 August 2005 until 24 August 2005 (10 trading days). The measurement period encompasses 5 trading days prior to, and 5 trading days subsequent to, the market announcement to the effect that merger negotiations had been initiated between the Acquired and the Acquiring Company.

The value of the merger receivable and the merger consideration correspond to the value of the equity contributed to the Acquiring Company upon the merger. This valuation is based on a going-concern assumption, and reflects real value.

The merger receivable has been valued at its nominal value, and no provisions have been made in respect of deferred tax as a result of the acquired company in the merger having entered a value of its assets for tax purposes which differs from the nominal value of the receivable.

A major part of the assets contributed to the Acquiring Company upon the merger is in the form of B shares of Aker ASA. These will be entered as assets in the balance sheet of the Acquiring Company, but have to be eliminated in the consolidated accounts of Aker ASA. The B shares carry no voting rights, but otherwise carry the same rights as the listed A shares.

The Board of Directors is of the view that the approach adopted in determining the exchange ratio and the consideration is appropriate, and no special difficulties have been encountered in determining the consideration. The Board of Directors is of the view that the exchange ratio and the consideration offered to the shareholders of Kværner ASA are reasonably and objectively determined.

5. Implications for the employees

The merger is not expected to have any negative impact on the employees of Kværner ASA, who will continue their employment with the merged entity.

***

Oslo, 26 August 2005

The Board of Directors of Kværner ASA

Lone Fønss Schrøder	Kjell Inge Røkke
Bjarne Borgersen	Svein Sivertsen
Eva Von Hirsch	

Translation from Norwegian

KPMG

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

DRAFT

To the General Meeting of Aker Maritime Finance AS

Statement on the merger plan

At the request of the Board of Directors of Kværner ASA we hereby submit, as independent experts in accordance with the provisions of Section 13-10 of the Public Limited Company's Act (Norway), the following statement on the merger plan between Kværner ASA and Aker Maritime Finance AS.

On the 26 August 2005 the boards of Kværner ASA and Aker Maritime Finance AS agreed to propose a common merger plan for the companies with Aker Maritime Finance AS as the absorbing company. In the merger, all assets and commitments of the absorbed company, Kværner ASA, will be transferred to Aker Maritime Finance AS. Shareholders in Kværner ASA receive 1.0935 A shares in the parent company of Aker Maritime Finance AS, Aker ASA (the issuing company) for each share in the absorbed company.

We have duly examined the merger plan to enable us to make a statement on the proposed remuneration to the shareholders in Kværner ASA. The merger remuneration is based on a conversion ratio in which the shareholders in the absorbed company receive 1.0935 shares in the issuing company for each share they own in the absorbed company. The conversion ratio has been fixed following negotiations between Kværner and Aker and is based on an average of the closing prices for Kværner and Aker on Oslo Stock Exchange during the period from 11 August 2005 to 24 August 2005, (10 trading days). The measurement period encompasses 5 trading days before and 5 trading days after the market was informed that merger negotiations had been instigated. In our opinion the procedure used for stipulating the remuneration is expedient.

No special difficulties have been encountered in connection with fixing remuneration.

In our opinion the remuneration to the shareholders in Kværner ASA is reasonable and objective.

Oslo, 26 August 2005
KPMG AS

Ole M. Klette
State Authorized Public Accountant

KPMG

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

DRAFT

To the General Meeting of Kværner ASA

Statement on the merger plan

At the request of the Board of Directors of Kværner ASA we hereby submit, as independent experts in accordance with the provisions of Section 13-10 of the Public Limited Company's Act (Norway), the following statement on the merger plan between Kværner ASA and Aker Maritime Finance AS.

On the 26 August 2005 the boards of Kværner ASA and Aker Maritime Finance AS agreed to propose a common merger plan for the companies with Aker Maritime Finance AS as the absorbing company. In the merger, all assets and commitments of the absorbed company, Kværner ASA, will be transferred to Aker Maritime Finance AS. Shareholders in Kværner ASA receive 1.0935 A shares in the parent company of Aker Maritime Finance AS, Aker ASA (the issuing company) for each share in the absorbed company.

We have duly examined the merger plan to enable us to make a statement on the proposed remuneration to the shareholders in Kværner ASA. The merger remuneration is based on a conversion ratio in which the shareholders in the absorbed company receive 1.0935 shares in the issuing company for each share they own in the absorbed company. The conversion ratio has been fixed following negotiations between Kværner and Aker and is based on an average of the closing prices for Kværner and Aker on Oslo Stock Exchange during the period from 11 August 2005 to 24 August 2005, (10 trading days). The measurement period encompasses 5 trading days before and 5 trading days after the market was informed that merger negotiations had been instigated. In our opinion the procedure used for stipulating the remuneration is expedient.

No special difficulties have been encountered in connection with fixing remuneration.

In our opinion the remuneration to the shareholders in Kværner ASA is reasonable and objective.

Oslo, 26 August 2005
KPMG AS

Ole M. Klette
State Authorized Public Accountant

Translation from Norwegian

KPMG

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

To the General Meeting of Aker ASA

Statement concerning the increase in capital in Aker ASA

We have been engaged by the Board of Aker ASA in our capacity as independent experts in accordance with the Provisions of Section 13-10 cf. 10-2 and 2-6 of the Public Limited Company's Act (Norway) to submit the following statement concerning the increase in capital in Aker ASA in connection with the triangular merger between Aker ASA, Aker Maritime Finance AS and Kværner ASA. The background for this statement is that Aker ASA, as the parent company for Aker Maritime Finance AS shall remunerate the owners of 78.3% of the shares in Kværner ASA pursuant to the Provisions of Section 13.2 second subsection of the Public Limited Company's Act (Norway). The remaining 21.7% of the shares in Kværner ASA will be held by Aker Maritime Finance AS at the time of the merger and no remuneration is payable in respect of these shares.

On the 26 August 2005 the Boards of Aker ASA and Kværner ASA agreed to propose a common merger plan with the companies with Aker ASA as the absorbing company. According to the merger plan between the companies, Aker Maritime Finance AS (the absorbing company) and Kværner ASA (the absorbed company) dated 26 August 2005, the total merger remuneration to the holders of 78.3% of the shares in Kværner ASA is a total of 37 803 564 shares in Aker ASA each of face value NOK 28. These comprise 9 560 193 own A-shares and a new issue of 28 243 371 A shares. As quid pro quo for the procurement of remuneration shares, the absorbing company Aker Maritime Finance AS accepts a debt in relation to Aker ASA at the time of the merger (a merger receivable).

The asset to be taken over pursuant to the agreement is recorded as a claim (a merger receivable) on the absorbing company. Pursuant to the provisions of section 13.2 second subsection the size of this claim shall be equivalent to the equity accruing to the absorbing company from the merger, the equivalent of NOK 6 275 391 956 based on actual value through the agreed conversion ratio and closing price on Oslo Stock Exchange for the compensation shares as at 25 August 2005.

The negotiated conversion ratio between the shares in the absorbed company and the shares in Aker ASA is based on an average of the closing prices on Oslo Stock Exchange in respect of the two companies during the period from and including 11 August 2005 up to and including 24 August 2005, five days prior to the merger negotiations being made public and five days after. In this connection reference is made to the report by the Board of Directors and the report in Aker Maritime Finance AS.

The merger receivable is valued at face value and no allocation has been made for latent tax resulting from the fact that the absorbed company in the merger has a different tax value on its assets than the face value of the claim. For the sake of order we also draw attention to the fact

that a major part of the values accruing to the absorbing company from the merger are B-shares in Aker ASA, a total of 42 400 173 shares valued at
NOK 6 247 961 120. These are recorded as assets in the balance sheet of the absorbing company but are eliminated in the consolidated accounts of Aker ASA. B-shares do not carry voting rights but have otherwise the same rights as the listed A-shares.

The procedure followed for the stipulation of the conversion ratio which again is a deciding factor for the face value of the merger receivable is in our opinion expedient and no particular difficulties have been encountered in fixing the remuneration. In our opinion the remuneration for the shareholders in Kværner ASA is reasonable and objective.

We confirm that the claim to be taken over by Aker ASA may be recorded in the balance sheet at a total net value that is at least equivalent to the value of the remuneration shares, including the face value of the shares issued in the amount of NOK 790 814 472 with the addition of a premium of NOK 3 897 585 612, a total of NOK 4 688 400 084.

Oslo, 26 August 2005
KPMG AS

Asbjørn Næss
State Authorized Public Accountant

IMPLEMENTATION OF IFRS (International Financial Reporting Standards)

As a listed company Kværner ASA is obliged to report in accordance with IFRS for 2005 onwards.

Nearly all effects of IFRS relate to discontinued operations and the effect on Kvaerner's accounts for 2005 will be small. The effects for 2004 (quarters and full year) are shown in the tables and explanatory notes below.

- The results for the 1st and 2nd quarter 2004 included Aker Kvaerner. Aker Kvaerner has reported adjustments to their 1st and 2nd quarter 2004 net profit by NOK 70 million per quarter, which is also included as adjustment to Kvaerner's P&L for the same quarters.
- The results for 2004 are also adjusted by an extra expense of NOK 7 million per quarter with respect to the pension arrangements in the UK. Kvaerner is accounting for its pension arrangements as if IFRS had always been in use. This results in a change in the book value of the UK pension fund to increase the asset by NOK 404 million at the beginning of 2004. This is taken directly to equity net of a deferred tax liability of NOK 121 million resulting in an increase in the equity of 283 million. The increased expense of NOK 28 million for the full year is partly amortisation of the increased corridor amount and partly effects of the changed actuarial assumptions.
- The result for the full year of 2004 includes adjustments to the first six months' consolidation of Aker Kvaerner, with a net profit effect of NOK 140 million. The Aker Kvaerner adjustments to equity also affected the book value of the Aker shares and therefore also the result recognised on the distribution of 51 per cent of these shares by NOK 176 million.
- The book value of the remaining Aker shares is reduced by NOK 169 million. This change, and the corresponding effect on equity, is the only effect of the transition to IFRS on future accounts for Kværner ASA.

KVAERNER GROUP IN FIGURES

PROFIT AND LOSS ACCOUNT

Group summary: Amounts in NOK millions	NGAAP Q1 2004	IFRS Adj	IFRS Q1 2004
Operating revenues	8 729	0	8 729
Operating expenses	-8 484	-17	-8 501
EBITDA	245	-17	228
Depreciation	-116	0	-116
Amortisation	-89	78	-11
Operating profit before exceptional items	40	61	101
Exceptional items		0	0
Operating profit	40	61	101
Financial items	-68	0	-68
Profit/loss before tax	-28	61	33
Taxation	-15	4	-11
Net profit/loss	-43	65	22
Minority interests	1	0	1
Majority share	-44	65	21
Earnings per share (NOK)	-0,98		0,47

BALANCE SHEET

Amounts in NOK millions	NGAAP Q1 2004	IFRS Adj	IFRS Q1 2004
Deferred tax asset	935	180	1 115
Goodwill, patents etc	4 348	78	4 426
Tangible fixed assets	2 767	0	2 767
Other long-term operating assets	2 812	420	3 232
Long-term investments	1 070	0	1 070
Interest-bearing long-term receivables	260	0	260
Current operating assets	12 026	0	12 026
Interest-bearing short-term receivables	828	0	828
Cash and bank deposits	6 547	0	6 547
Total assets	31 593	678	32 271
Equity	8 026	-99	7 927
Minority interests	62	0	62
Deferred tax	892	126	1 018
Subordinated debt	4 044	0	4 044
Other long-term liabilities	745	651	1 396
Interest-bearing long-term debt	3 625	0	3 625
Taxes payable	118	0	118
Other current operating liabilities	13 119	0	13 119
Interest-bearing current liabilities	962	0	962
Total liabilities and equity	31 593	678	32 271

EQUITY RECONCILIATION

Amounts in NOK millions	NGAAP Q1 2004	IFRS Q1 2004
Equity at the beginning of the period	7 915	7 915
IFRS transition IB		-180
IFRS PL earlier periods		
Net profit/loss	-44	21
New share capital		
Share swap		
Dividend		
Translation differences	155	171
Equity at the end of the period	8 026	7 927

KVAERNER GROUP IN FIGURES

PROFIT AND LOSS ACCOUNT

Group summary: Amounts in NOK millions	NGAAP Q2 2004	IFRS Adj	IFRS Q2 2004
Operating revenues	9 212	0	9 212
Operating expenses	-8 960	-17	-8 977
EBITDA	252	-17	235
Depreciation	-91	0	-91
Amortisation	-78	78	0
Operating profit before exceptional items	83	61	144
Exceptional items	-475	176	-299
Operating profit	-392	237	-155
Financial items	-90	0	-90
Profit/loss before tax	-482	237	-245
Taxation	-10	4	-6
Net profit/loss	-492	241	-251
Minority interests	19	24	43
Majority share	-511	217	-294
Earnings per share (NOK)	-11,49		-6,61

BALANCE SHEET

Amounts in NOK millions	NGAAP Q2 2004	IFRS Adj	IFRS Q2 2004
Deferred tax asset	386	0	386
Goodwill, patents etc	0	0	0
Tangible fixed assets	587	0	587
Other long-term operating assets	2 833	410	3 243
Long-term investments	5 852	-169	5 683
Interest-bearing long-term receivables	232	0	232
Current operating assets	2 603	0	2 603
Interest-bearing short-term receivables	73	0	73
Cash and bank deposits	601	0	601
Total assets	13 167	241	13 408
Equity	5 328	2 852	8 180
Minority interests	4	0	4
Dividend payable	2 736	-2 736	0
Deferred tax	764	123	887
Subordinated debt	0	0	0
Other long-term liabilities	84	2	86
Interest-bearing long-term debt	505	0	505
Taxes payable	79	0	79
Other current operating liabilities	2 853	0	2 853
Interest-bearing current liabilities	814	0	814
Total liabilities and equity	13 167	241	13 408

EQUITY RECONCILIATION

Amounts in NOK millions	NGAAP Q2 2004	IFRS Q2 2004
Equity at the beginning of the period	8 026	8 026
IFRS transition IB		-180
IFRS PL earlier periods		65
Net profit/loss	-511	-294
New share capital	1 550	1 550
Share swap	-914	-914
Dividend	-2 736	0
Translation differences	-87	-73
Equity at the end of the period	5 328	8 180

KVAERNER GROUP IN FIGURES

PROFIT AND LOSS ACCOUNT

Group summary: Amounts in NOK millions	NGAAP Q3 2004	IFRS Adj	IFRS Q3 2004
Operating revenues	938	0	938
Operating expenses	-982	-6	-988
EBITDA	-44	-6	-50
Depreciation	-15		-15
Amortisation	0	0	0
Operating profit before exceptional items	- 59	- 6	- 65
Exceptional items	-	0	0
Operating profit	-59	-6	-65
Financial items	-5	0	-5
Profit/loss before tax	-64	-6	-70
Taxation	19	2	21
Net profit/loss	-45	-4	-49
Minority interests	0		0
Majority share	-45	-4	-49
Earnings per share (NOK)	-1,02		-1,11

BALANCE SHEET

Amounts in NOK millions	NGAAP Q3 2004	IFRS Adj	IFRS Q3 2004
Deferred tax asset	378	0	378
Goodwill, patents etc	0	0	0
Tangible fixed assets	572	0	572
Other long-term operating assets	2 706	393	3 099
Long-term investments	3 118	-169	2 949
Interest-bearing long-term receivables	241	0	241
Current operating assets	1 801	0	1 801
Interest-bearing short-term receivables	19	0	19
Cash and bank deposits	540	0	540
Total assets	9 375	224	9 599
Equity	5 261	105	5 366
Minority interests	4	0	4
Deferred tax	725	118	843
Subordinated debt	0	0	0
Other long-term liabilities	108	1	109
Interest-bearing long-term debt	489	0	489
Taxes payable	68	0	68
Other current operating liabilities	2 289	0	2 289
Interest-bearing current liabilities	431	0	431
Total liabilities and equity	9 375	224	9 599

EQUITY RECONCILIATION

Amounts in NOK millions	NGAAP Q3 2004	IFRS Q3 2004
Equity at the beginning of the period	5 328	5 328
IFRS transition IB	0	-180
IFRS transition earlier periods this year	0	282
Net profit/loss	-45	-49
New share capital		
Share swap		
Dividend		
Translation differences	-22	-15
Equity at the end of the period	5 261	5 366

KVAERNER GROUP IN FIGURES

PROFIT AND LOSS ACCOUNT

Group summary: Amounts in NOK millions	NGAAP Q4 2004	IFRS Adj	IFRS Q4 2004
Operating revenues	1 318	0	1 318
Operating expenses	-1 150	-5	-1 155
EBITDA	168	-5	163
Depreciation	-18	0	-18
Amortisation		0	0
Operating profit before exceptional items	150	-5	145
Exceptional items	191	0	191
Operating profit	341	-5	336
Financial items	-246	0	-246
Profit/loss before tax	95	-5	90
Taxation	-207	2	-205
Net profit/loss	-112	-3	-115
Minority interests	.		0
Majority share	-112	-3	-115
Earnings per share (NOK)	-2,54		-2,61

BALANCE SHEET

Amounts in NOK millions	NGAAP 31.12 2004	IFRS Adj	IFRS Q4 2004
Deferred tax asset	243	0	243
Goodwill, patents etc	0	0	0
Tangible fixed assets	483	0	483
Other long-term operating assets	2 558	368	2 926
Long-term investments	3 077	-169	2 908
Interest-bearing long-term receivables	139	0	139
Current operating assets	1 926	0	1 926
Interest-bearing short-term receivables	5	0	5
Cash and bank deposits	567	0	567
Total assets	8 998	199	9 197
Equity	5 117	90	5 207
Minority interests	4	0	4
Deferred tax	776	110	886
Subordinated debt	0	0	0
Other long-term liabilities	82	-1	81
Interest-bearing long term debt	499	0	499
Taxes payable	66	0	66
Other current operating liabilities	1 995	0	1 995
Interest-bearing current liabilities	459	0	459
Total liabilities and equity	8 998	199	9 197

EQUITY RECONCILIATION

Amounts in NOK millions	NGAAP Q4 2004	IFRS Q4 2004
Equity at the beginning of the period	5 261	5 261
IFRS transition IB	0	-180
IFRS transition earlier periods this year	0	278
Net profit/loss	-112	-115
New share capital		
Share swap		
Dividend		
Translation differences	-32	-37
Equity at the end of the period	5 117	5 207

KVAERNER GROUP IN FIGURES

PROFIT AND LOSS ACCOUNT

Group summary: Amounts in NOK millions	NGAAP 1.1-31.12 2004	IFRS Adj	IFRS 1.1-31.12 2004
Operating revenues	20 197	0	20 197
Operating expenses	-19 575	-45	-19 620
EBITDA	622	-45	577
Depreciation	-240	0	-240
Amortisation	-168	156	-12
Operating profit before exceptional items	214	111	325
Exceptional items	-284	176	-108
Operating profit after exceptional items	-70	287	217
Financial items	-409	0	-409
Profit/loss before tax	-479	287	-192
Taxation	-213	12	-201
Net profit/loss	-692	299	-393
Minority interests	20	24	44
Majority share	-712	275	-437
Earnings per share (NOK)	-16,04		-9,85

BALANCE SHEET

Amounts in NOK millions	NGAAP 31.12 2004	IFRS Adj	IFRS 31.12 2004
Deferred tax asset	243	0	243
Goodwill, patents etc	0	0	0
Tangible fixed assets	483	0	483
Other long-term operating assets	2 558	368	2 926
Long-term investments	3 077	-169	2 908
Interest-bearing long-term receivables	139	0	139
Current operating assets	1 926	0	1 926
Interest-bearing short-term receivables	5	0	5
Cash and bank deposits	567	0	567
Total assets	8 998	199	9 197
Equity	5 117	90	5 207
Minority interests	4	0	4
Deferred tax	776	110	886
Subordinated debt	0	0	0
Other long-term liabilities	82	-1	81
Interest-bearing long-term debt	499	0	499
Taxes payable	66	0	66
Other current operating liabilities	1 995	0	1 995
Interest-bearing current liabilities	459	0	459
Total liabilities and equity	8 998	199	9 197

EQUITY RECONCILIATION

Amounts in NOK millions	NGAAP 1.1-31.12 2004	IFRS 1.1-31.12 2004
Equity at the beginning of the period	7 915	7 915
IFRS transition IB		-180
Net profit/loss	-712	-437
New share capital	1 550	1 550
Share swap	-914	-914
Dividend	-2 736	-2 736
Translation differences	14	9
Equity at the end of the period	5 117	5 207



AKER - TRANSITION TO IFRS

GENERAL INFORMATION

In 2001 the EU Commission resolved that all listed companies within the European Union must apply International Financial Reporting Standards (IFRS) in their consolidated accounts by 1st of January 2005. Under the European Economic Area (EEA) agreement, this change will also apply to Norwegian companies listed at Oslo Stock Exchange.

Aker will convert from Norwegian Accounting Standards (NGAAP) to International Financial Reporting Standards (IFRS) with reporting effect from Q1 2005. An opening balance is prepared at the date of transition to IFRS (1 January, 2004).

Aker has prepared a pro forma opening balance as of 1 January 2004, as if the establishment of the existing Group (including Aker Kværner ASA Group and Aker Yards ASA Group) took place for accounting purposes as of 1 January 2004. These pro forma figures are provided for information purposes only and are not necessarily indicative of actual results that would have been achieved if the transactions and assumptions described had taken place during the periods presented.

The intention of this transition report is to give the reader a guide to how the transition from NGAAP to IFRS will impact Aker consolidated financial statements. The report including IFRS reconciliations and disclosures have not been audited.

Section 1 in this report provides a description of differences in accounting policies between NGAAP and IFRS relevant for Aker.

Section 2 provides the reconciliation tables as required by IFRS 1, including note disclosures describing each material difference, financial statements in compliance with IFRS, recalculation of key figures etc. Tables included are Balance Sheet, Income Statement and Statement of Changes in Equity. No changes have been identified in Cash Flow Statement.

Section 3 includes Aker accounting principles expected to be applied in the financial statements in 2005.

This document is prepared on the basis of Aker's current understanding of IFRS applicable from 1 January 2005. However, there is still inherent uncertainty to how these standards should be interpreted and implemented. The consequence may be that the preliminary assessments regarding the opening balance as of 1 January 2004 will have to be altered before the opening balance becomes "final" in connection with the first annual audited IFRS accounts as of 31 December 2005.

POSTAL ADDRESS Aker ASA P.O. Box 1423 Vika 0115 OSLO NORWAY | OFFICE ADDRESS Fjordalléen 16 0250 OSLO | E-POSTAL ADDRESS info@akerasa.com | TELEPHONE +47 24 13 00 00 TELEFAX +47 24 13 01 01 | Den norske Bank ASA IBAN NO40 7001 05 05532 BIC: DNBANOKKXXX | ENT.NO. NO 886 581 432 VAT

SECTION 1

IMPACT ON AKER ACCOUNTING PRINCIPLES FROM TRANSITION TO IFRS

This section of the report must be read in conjunction with Aker IFRS compliant accounting principles presented in section 3 of the report.

Basis for transition to IFRS

IFRS 1, First-time adoption of International Financial Reporting Standards has been adopted in preparing Aker opening balance sheet at 1 January 2004. The opening balance is the starting point for all subsequent reporting under IFRS. The quantitative adjustments as a result of applying IFRS for the first time are presented in section 2 of this document.

The key principle of IFRS is full retrospective application of all IFRS in force at the reporting date, normally 31 December 2005. For companies required to publish interim reports, the first IFRS report will be the first quarter interim report 2005. IFRS contains both mandatory and voluntary exemptions from full retrospective application.

Aker has applied the following voluntary exemption in IFRS 1:
- property, plant and equipment will as a principal rule not be measured at its fair value at the date of transition
- all cumulative unrecognized actuarial gains or losses on defined benefit plans are recognised in the opening balance sheet at the date of transition
- Aker has decided not to restate any of the business combinations that occurred before the IFRS transition date. This exemption applies also to acquisitions of investments in associates and interests in joint ventures.
- both IAS 32 and IAS 39 will be adopted from 1 January 2005 with no effect for comparative figures

Basis for preparation

Under IFRS, Aker financial statement will be prepared on a historical cost basis, with the following exemption related to IAS 32 and IAS 39:
- all financial assets and liabilities that are classified as available for sale are carried at fair value
- carrying values of recognized assets and liabilities that are fair value hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged

IAS 32 and IAS 39 will be implemented in the opening balance as of 01.01.2005.

Other exemptions will be presented where applicable.

Presentation

Under IFRS, the financial statements will include the following components:
- income statement
- balance sheet
- statement of changes in equity
- cash flow statement
- notes to the financial statements, including accounting principles

Under IFRS, a reconciliation of changes in equity has to be shown as a separate statement and not as a note to the financial statements.

Under IFRS, comparative information is required for the preceding period only. During 2005, Aker will only present one year of comparative as required. In the annual report for 2005, the proforma 2003 income statement according to NGAAP will be included according to guidelines from Oslo Stock Exchange.

Pension Schemes and Obligations

Cumulative actuarial gains and losses existing on transition date to IFRS will be recognized. IFRS based calculations are recognised in equity. The main change compared to NGAAP is a reduction of the discount rate to 5,5%, and a reduction of the expected return on plan asset to 6%. Aker will use the corridor approach going forward.

Securitization

Due to a securitization agreement in Aker Yards, both current assets and liabilities related to one ship under construction were removed from the balance sheet under NGAAP at 1 January 2004. According to IFRS, derecognition is not allowed for securitization agreements of this type. The vessel was delivered in February 2004.

Reclassification of long term debt

Under IFRS, the first year instalment of long-term debt will be classified as short-term debt. Long term debt subject to covenants (e.g. financial ratios) is classified as short term debt if the covenants are in breach as at the balance sheet date.

Dividends and Group Contributions

Dividends and Group Contributions are under IFRS not recognized until the entity has an obligation to pay the dividend, which generally is not until these are approved by the General Assembly. Under NGAAP dividends and Group contributions were provided for at the balance sheet date in the year prior to the approval of the general assembly.

Restructuring provisions

IFRS features stricter rules than Norwegian accounting practices as to allocation of excess/under value at business combinations. For Aker the impact is that some restructuring allocations made under NGAAP can not be continued under IFRS.

Deferred tax

Deferred tax assets and liabilities will be affected by the transition to IFRS due to changes in other balance sheet values as described in this report.

Goodwill / "Negative Goodwill"

Amortizing of goodwill is not permitted under IFRS. Instead, goodwill is subject to impairment review, both annually and when there are indications that the carrying value may not be recoverable.

When the fair value of the acquisition exceeds its cost, the acquirer must reassess the identification and measurement of identifiable assets, liabilities and contingent liabilities and recognise any remaining excess in profit or loss immediately on acquisition. "Negative goodwill" is no longer recorded in the balance sheet.

Consolidation

Under IFRS, no exemptions from consolidation exist as opposed to NGAAP where consolidation can be excluded if ownership is temporary. Aker has in certain occasions granted equity in projects with limited time horizons, and in cases where controlling interest exceed 50% these entities will be consolidated under IFRS.

Reporting currency

Under IFRS, an enterprise may present its financial statements in a currency other than its functional currency, which is the currency that best reflects the economic substance of the underlying events and circumstances relevant to an enterprise. Aker reporting currency will still be NOK.

Impact of implementing IAS 32 and 39 from 1.1.2005

Interest bearing loans and borrowings

Under IFRS, all loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method; any difference between proceeds (net of transaction costs) and the redemption value is recognized on the income statement over the period to redemption date.

Under NGAAP interest free long-term debts has been measured at its nominal value. Under IFRS, the book value of such loans will be reduced and equity is increased accordingly. The amount will be charged to the income statement as interest expense over the period to redemption date.

Under NGAAP the debt issuance cost were expensed to the income statement on a linear basis over the borrowing period.

Convertible bonds

The convertible bond issued by Aker Yards in 2004 is compound financial instrument that include a debt component and an equity component. The financial debts associated with the Aker Yards convertible bond issue will be lower under IFRS reporting due to the reclassification of a portion as shareholders' equity. The amount being reclassified will be charged to the income statement as interest expense over the period to redemption date.

Financial derivatives

Under IFRS, all derivatives would have to be recognized at fair value in the balance sheet. Aker issues derivatives such as interest rate swaps and currency forwards. The effect on income statement will depend on whether these instruments qualify for hedge accounting or not. Aker structure its hedges in order for them to qualify under the strict requirements of IAS 39. The effects on equity will be limited since most of the hedges qualify as fair value hedges, as opposed to cash flow hedges.

Equity instruments (that is not subsidiaries or associated companies/joint venture)

Aker's shares in Kværner ASA are classified as financial assets available for sale and are measured at fair value in accordance with IAS 39.

SECTION 2

RECONCILIATION TABLES (UNAUDITED)

1. Transition balance 01.01.2004

BALANCE SHEET Amounts in NOK million	Note	Proforma N GAAP 01.01.2004	Effects of transition to IFRS	Proforma IFRS 01.01.2004
Assets				
Non-current assets				
Property, plant & equipment	14	5 675	4	5 679
Goodwill	5, 7, 15	6 919	-70	6 849
Deferred tax assets	6	1 591	186	1 777
Other intangible assets		75	0	75
Available-for-sale financial assets		559	0	559
Investments in associated companies		202	0	202
Other shares and investments		39	0	39
Interest-bearing long-term receivables		542	0	542
Other long-term assets	1	358	195	553
Total non-current assets		15 960	316	16 276
Current assets				
Current operating assets	2	16 905	1 049	17 954
Interest-bearing short term receivables		114	0	114
Cash and bank deposits		8 384	0	8 384
Total current assets		25 403	1 049	26 452
Total assets		41 363	1 365	42 728
Equity and liabilities				
Equity attributable to equity holders of the parent		6 732	186	6 918
Minority interest	15	2 515	508	3 023
Total equity		9 247	695	9 942
Non-current liabilities				
Interest-bearing loans	3	7 261	-631	6 630
Subordinated debt	15	3 946	-1 184	2 762
Deferred tax liability	6	100	65	165
Other long-term liabilities	1, 5	1 438	608	2 046
Total non-current liabilities		12 745	-1 142	11 603
Current liabilities				
Other short term interest-bearing debt	2, 3	4 527	1 683	6 210
Current operating liabilities	4	14 844	129	14 973
Total current liabilities		19 371	1 812	21 183
Total liabilities		32 116	670	32 786
Total equity and liabilities		41 363	1 365	42 728

STATEMENT OF CHANGES IN EQUITY Amounts in NOK million	Proforma N GAAP 01.01.2004	Effects of transition to IFRS	Proforma IFRS 01.01.2004
As of beginning of period	6 732		6 732
IFRS transition 2004:			
Pension fund	0	139	139
Pension liabilities	0	-465	-465
Restructuring provision	0	2	2
Negativ goodwill excess in profit and loss	0	966	966
Change in reserve in Aker Insurance	0	-45	-45
Adjusted goodwill establishment of Aker ASA Group	0	-413	-413
Net profit	0	0	0
Translation differences	0	2	2
Equity	6 732	186	6 918

2. First quarter 2004

BALANCE SHEET Amounts in NOK million	Note	N GAAP Q1 2004	Effects of transition to IFRS	IFRS Q1 2004
Assets				
Non-current assets				
Property, plant & equipment	14	5 714	4	5 718
Goodwill	5, 7, 15	7 243	33	7 276
Deferred tax assets	6	1 395	187	1 582
Other intangible assets		75	0	75
Available-for-sale financial assets		571	-1	570
Investments in associated companies		206	0	206
Other shares and investments		71	0	71
Interest-bearing long-term receivables		467	0	467
Other long-term assets	1	341	204	545
Total non-current assets		16 083	428	16 510
Current assets				
Current operating assets	2	16 149	0	16 150
Interest-bearing short term receivables		95	0	95
Cash and bank deposits		9 325	0	9 325
Total current assets		25 569	0	25 570
Total assets		41 652	428	42 080
Equity and liabilities				
Equity attributable to equity holders of the parent		6 764	230	6 994
Minority interest	15	2 653	522	3 175
Total equity		9 417	752	10 169
Non-current liabilities				
Interest-bearing loans	3	7 303	-906	6 397
Subordinated debt	15	4 044	-1 163	2 881
Deferred tax liability	6	100	67	167
Other long-term liabilities	1, 5	1 162	628	1 790
Total non-current liabilities		12 609	-1 374	11 235
Current liabilities				
Other short term interest-bearing debt	2, 3	4 332	909	5 241
Current operating liabilities	4	15 294	141	15 435
Total current liabilities		19 626	1 050	20 676
Total liabilities		32 235	-324	31 911
Total equity and liabilities		41 652	428	42 080

PROFIT & LOSS Amounts in mill NOK	N GAAP Q1 2004	Effects of transition to IFRS	IFRS Q1 2004
Operating revenues	11 426	0	11 426
Operating expenses	-10 811	-13	-10 824
EBITDA	615	-13	602
Ordinary depreciation	-186	0	-186
EBITA	429	-13	416
Amortization of intangible assets/Impairment changes	-144	118	-26
EBIT before exceptionals	285	105	390
Non recurring items	0	0	0
EBIT	285	105	390
Net financial items	-118	-21	-139
Profit before tax	167	84	251
Tax	-97	0	-97
Profit after tax	70	84	154
Minority interest	48	24	72
Majority interest	23	59	82

STATEMENT OF CHANGES IN EQUITY Amounts in NOK million	N GAAP Q1 2004	Effects of transition to IFRS	IFRS Q1 2004
As of beginning of period	6 732	186	6 918
IFRS transition 2004:			
Pension fund	0	1	1
Pension liabilities	0	-1	-1
Net profit	22	59	81
Proforma effects	0	-14	-14
Translation differences	10	-1	9
Equity	6 764	230	6 994

3. Full year 2004 and 1.1.2005

BALANCE SHEET Amounts in NOK million	Note	N GAAP 31.12.2004	Effects of transition to IFRS	IFRS 31.12.2004	Effects IAS 32/IAS 39	IFRS 01.01.2005
Assets						
Non-current assets						
Property, plant & equipment	8, 14	5 494	120	5 614	0	5 614
Goodwill	5, 7, 15	6 622	330	6 952	0	6 952
Deferred tax assets	6	1 476	195	1 671	0	1 671
Other intangible assets		382	0	382	0	382
Available-for-sale financial assets	13	584	0	584	-217	367
Investments in associated companies		214	0	214	0	214
Other shares and investments		13	0	13	0	13
Interest-bearing long-term receivables		773	0	773	0	773
Other long-term assets	1	226	233	459	0	459
Total non-current assets		15 784	878	16 662	-217	16 445
Current assets						
Current operating assets	2, 11	14 476	52	14 529	-281	14 247
Interest-bearing short term receivables		168	0	168	0	168
Cash and bank deposits		8 072	0	8 072	0	8 072
Total current assets		22 716	52	22 769	-281	22 487
Total assets		38 500	931	39 431	-498	38 933
Equity and liabilities						
Equity attributable to equity holders of the parent		5 640	518	6 158	-170	5 988
Minority interest	15	2 562	597	3 159	-6	3 153
Total equity		8 202	1 115	9 317	-176	9 141
Non-current liabilities						
Interest-bearing loans	3, 8, 9, 10	7 434	-156	7 278	-56	7 222
Subordinated debt	15	3 826	-1 100	2 726	0	2 726
Deferred tax liability	6	396	84	480	0	480
Other long-term liabilities	1, 5	1 574	504	2 078	0	2 078
Total non-current liabilities		13 230	-668	12 562	-56	12 506
Current liabilities						
Other short term interest-bearing debt	2, 3	886	411	1 297	0	1 297
Current operating liabilities	4, 8, 11	16 182	73	16 255	-266	15 989
Total current liabilities		17 068	484	17 552	-266	17 286
Total liabilities		30 298	-184	30 114	-322	29 792
Total equity and liabilities		38 500	931	39 431	-498	38 933

PROFIT & LOSS Amounts in mill NOK	Proforma N GAAP 2004	Effects of transition to IFRS	Proforma IFRS 2004
Operating revenues	51 694	-2	51 692
Operating expenses	-49 328	-49	-49 377
EBITDA	**2 366**	**-51**	**2 315**
Ordinary depreciation	-775	-1	-776
EBITA	**1 591**	**-52**	**1 539**
Amortization of intangible assets/Impairement changes	-517	482	-35
EBIT before exceptionals	**1 074**	**430**	**1 504**
Non recurring items	-325	94	-231
EBIT	**749**	**524**	**1 273**
Net financial items	-674	-83	-757
Profit before tax	**75**	**441**	**516**
Tax	-505	9	-496
Profit after tax	**-430**	**450**	**20**
Minority interest	132	99	231
Majority interest	**-562**	**351**	**-211**

STATEMENT OF CHANGES IN EQUITY Amounts in NOK million	N GAAP 31.12.2004	Effects of transition to IFRS	IFRS 31.12.2004	Effects IAS 32/IAS 39	IFRS 01.01.2005
As of beginning of period	6 732	186	6 918		6 918
IFRS transition 2004					
Pension fund	0	4	4	0	4
Pension liabilities	0	-3	-3	0	-3
Loans to amortized cost	0	0	0	38	38
Convertible loan	0	0	0	18	18
Change available-for-sale financial assets	0	0	0	-217	-217
Fair value financial instruments	0	0	0	-9	-9
Net profit	-562	351	-211	0	-211
Proforma effects	-105	-14	-119	0	-119
Translation differences	-425	-6	-431	0	-431
Equity	**5 640**	**518**	**6 158**	**-170**	**5 988**

NOTES TO SECTION 2 – IFRS ADJUSTMENTS

Note 1 Pension

All cumulative actuarial gains and losses on defined benefit plans existing on transition date to IFRS have been recognized according to IFRS 1 (voluntary exemption) in the opening balance sheet at the date of transition. A total of NOK 646 million at 1 January 2004 has been recognized as increase in pension liabilities.

The pension scheme in Aker Finnyards Oy has been classified as a defined benefit plan under IAS 19. As a result a pension asset of NOK 235 million have been recognized in the balance sheet as Other long-term assets at 1 January 2004, and NOK 257 million at 1 January 2005. The increase in [illegible] of the pension asset from 2004 to 2005 has been booked as a reduction of operating expenses [illegible] statement for 2004. Other companies has a reduction of NOK 40 mill in pension [illegible]

Note 2 Securitization

Due to securitization agreement for one vessel delivered in February 2004, current assets and construction loans have been increased by NOK 1049 million as of 1 January 2004. The adjustment has no effect on income statement or equity.

Note 3 Reclassification of long term debt

First year instalment on long term debt has been reclassified to short term interest bearing debt. As of 1 January 2004 the amount is NOK 634 million and as of 1 January 2005 the amount is NOK 411 million.

At 31 December 2004, Aker Seafoods was in breach of the Debt/EBITDA covenant to one specific loan agreement. The breach resulted reclassification of NOK 275 million to short term interest-bearing debt, in order to adhere to the revised IAS .

The lender amended the Debt/EBITDA covenant so that Aker Seafoods was in compliance with the covenant. As the amendment from the lender took place after the balance sheet date, but before the General Meetings approval of the 2004 Financial Statement, reclassification is required as of 31 December 2004.

As of 31 March 2005 the loan is classified as long-term debt.

Note 4 Dividends

Under NGAAP, the minorities' share of the allocated dividends in Aker Yards ASA's 2004 accounts (NOK 11 million) was classified as short term liabilities. The dividend has been reclassified as minority under IFRS as at 1. January 2005. The dividend will be reclassified as short term liability at the time of the General Meetings approval of the 2004 accounts.

Note 5 Restructuring Provision

Restructuring provision booked in Aker Yards under NGAAP related to the combination of the two German shipyards at 1 January 2003 could not be continued under IFRS due to stricter requirements for such provisions. The provision has accordingly decreased Goodwill related to the German unit. The amount was NOK 80 million at 1 January 2004 and NOK 40 at 1 January 2005. The NOK 40 million that was booked in the income statement as reduction of operating expenses in 2004 has been removed accordingly.

In connection with a fair value assessment in the shipyard merger between Aker and Kværner related to Kværner Masa Yards 143 mill is recognised as a restructuring provision as at 1 January 2004. The main effects are an increase in current liabilities of 143 mill as at 1 January 2004 and an increase in profit before tax in 2004 of 143 mill.

Note 6 Tax

Changes in income tax expense and deferred tax liabilities are due to IFRS adjustments in other accounts.

Note 7 Goodwill

Goodwill is not amortized under IFRS and this effect is reversed in the IFRS income statement 2004. Goodwill in the balance sheet is increased accordingly.

Through the establishment of the new Aker ASA Group, negative goodwill of NOK 1 109 mill is estimated in a fair value assessment of assets and liabilities. In the pro forma opening balance as of 1 January 2004 the amount of 966 mill has been recognised in equity.

Goodwill in Aker was subject to impairment test at 1 January 2004 and 31 December 2004 with impairment charges to P&L of NOK 11 million, related to the sub – group Aker Kværner.

Note 8 Consolidation

Aker Yards has consolidated Offshore Supply KS from 31 December 2004. The main effect is an increase in Property, Plant and Equipment of NOK 99 million, Interest-bearing loans of NOK 78 million and current operating liabilities of NOK 21 million.

Note 9 Loans and borrowings measured at amortized cost

Costs in relation to debt issuance (including fees to brokers, lawyers etc.) have been adjusted in order to comply with effective interest method.

Interest free long term debt issued in the end of 2003 in Aker Finnyards (nominal value NOK 187 million) has been re-measured as of 1 January 2005 at its fair value at the time of issuance. The effect is that the book value of the loan has been reduced by NOK 51 million at 1 January 2005, and

that the loan is presented as long term interest-bearing debt. This adjustment will increase interest expenses in 2005 onwards.

Note 10 Convertible loan

The convertible bonds issued by Aker Yards in 2004 of NOK 236 million has been split in a debt component (NOK 211) and an equity component (NOK 25). This "split accounting" will increase interest expenses in 2005 onwards.

Note 11 Fair value hedges

The currency forwards used to secure revenue in foreign currencies are considered to be fair value hedges that qualify as hedging instruments. The contracts have been recognized in the balance sheet at fair value, increasing Current operating assets and Current operating liabilities. Aker, through Aker Seafoods, has a few financial derivates related to cash flow hedging (foreign exchange forwards). Aker Seafoods fulfils the documentation requirements as at 1. January 2005 and can therefore use the IAS 39 hedge accounting. The effect on equity at 1 January 2005 is NOK -3 million.

Aker, through Aker Kværner, has remeasured financial instruments to fair value in accordance with IAS 39. The impact on equity and minority interests as of 1 January 2005 is NOK -12 million.

Note 12 Interest rate swaps

The interest rate swaps have been recognized in the balance sheet at fair value.

Note 13 Shares available for sale

The Group's shares in Kværner ASA are classified as financial assets "available for sale" and measured at fair value (stock value OSE) which was NOK 299 million 1 January 2005 compared to the net book value of NOK 516 million according to 2004 statutory accounts. Per Q1 2005 stock value of the shares were NOK 722 million.

Note 14 Leasing

Aker Material Handling Group has reassessed its lease agreements, resulting in a reclassification of some agreements from operating to finance lease agreements. The impact of the reclassification is an increase of property, plant and equipment of NOK 7 million. The P&L effect of this reclassification is not material.

Note 15 Subordinated debt

At the time of the refinancing of the Kvaerner Group in 2001/2002, some of the borrowings were converted into a loan with modified terms. Under NGAAP it was concluded to continue to carry the loan at nominal value in the books. According to IAS 39 it is assumed that the value of the loan should have been reduced to fair value at the time of the transaction and that the subsequent increase back up to nominal value should be recorded as interest expense over the loan period to

2011. This adjustment leads to a reduction in the book value of the loan by NOK 1 100 million. The change of the loan to fair value leads to a change in the fair value assessment of Aker Kværner when establishing the Aker Group. The change is implemented in the proforma IFRS opening balance 2004. The interest expense for 2004 has been increased by NOK 84 million.

Section 3

ACCOUNTING PRINCIPLES EXPECTED APPLIED BY AKER UNDER IFRS

STATEMENT OF COMPLIANCE

Aker is a Norwegian company and presents its accounts in accordance with International Financial Reporting Standards (IFRS). All group reporting is made in compliance with these accounting principles. These principles and policies have, for the first time, been consistently applied to 2004 and Q1 2005.

The preparation of the financial statements in conformity with IFRS, requires management to make judgments, estimates and assumptions that effect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are considered to be reasonable under the circumstances. Actual results may differ from these assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognized in the period in which the estimates are revised if the revision affects that period, or in the period of revision and future periods if the revision affects both current and future periods.

Although the main elements of IFRS have been approved by IASB, there are still areas in IFRS that have to be finally clarified. It is therefore likely that there will be continuous updating, adjustments and interpretations that may affect Aker's accounting practice in the future.

The principal accounting policies applied in the preparation of the forma financial statements are set out below.

GROUP ACCOUNTING AND CONSOLIDATION PRINCIPLES

Subsidiaries

The consolidated financial statements of Aker include the financial statements of the parent company, Aker ASA, and its subsidiaries. Subsidiaries are those entities in which Aker either owns, directly or indirectly, over fifty per cent of the voting rights, or otherwise has the power to govern their operating and financial policies. Share options, convertibles and other equity instruments are considered when assessing whether an entity is controlled.

Acquisitions of subsidiaries are accounted for using the purchase method of accounting. The cost of an acquisition is measured as the fair value of the assets acquired, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess cost of acquisition over the fair value of the net assets of the subsidiary acquired measured at the date of change of control, is recorded as goodwill (see "Intangible Assets" for the accounting policy on goodwill).
Subsidiaries acquired during the year are included in the consolidated financial statements from the date on which control is transferred to the Group, and subsidiaries sold are included up to the date that control is relinquished.
Where necessary, the accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.
All intercompany transactions, receivables, liabilities and unrealised profits, as well as intragroup profit distributions, are eliminated.

Investment in an associate

The Group's investment in an associate is accounted for under the equity method of accounting. This is an entity in which the Group generally holds between 20% and 50% of the voting rights and over which the Group has significant influence but not overall control. Share options, convertibles and other equity instruments are considered when assessing whether an entity is under significant influence.

The investment in an associate is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The income statement reflects the share of the results of operations of the associate as a main rule as financial income/expense. Where there has been a change recognized directly in the associate's equity, the Group recognized its share of any changes and discloses this, when applicable in the statement of changes in equity.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred or guaranteed obligations in respect of the associated company.

Minority interests

Minority interests have been disclosed separately from the consolidated shareholders' equity and liabilities and are recorded as a separate deduction on the consolidated income statement.

Foreign currency translation and transactions

Functional currency

Items included in the financial statements of each subsidiary in the Group are initially recorded in the functional currency, i.e. the currency that best reflects the economic substance of the underlying events and circumstances relevant to that subsidiary.

The consolidated financial statements are presented in Norwegian Kroner (NOK), which is the functional currency of the parent company.

Transactions and balances

Foreign currency transactions are translated into NOK using the exchange rates prevailing at the dates of the transactions. Receivables and liabilities in foreign currencies are translated into NOK at the exchange rates ruling on the balance sheet day. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Foreign exchange differences arising in respect of operating business items are included in operating profit in the appropriate income statement account, and those arising in respect of financial assets and liabilities are recorded net as a financial item.

Group companies

Income statements and cash flows of subsidiaries, whose functional currency is not NOK, are translated into NOK at weighted average exchange rates for the period. Their balance sheets are translated at the mid exchange rates ruling on the balance sheet date and the translation differences are taken to shareholders' equity. When a foreign entity is sold, such translation differences are recognized on the income statement as part of the gain or loss on sale.

PROPERTY, PLANT AND EQUIPMENT

General

Property, plant and equipment acquired by Group companies are stated at historical cost, except the assets of acquired subsidiaries that were stated at the fair values at the date of acquisition. Depreciation are calculated on a straight-line basis and adjusted for impairment charges, if any. The carrying value of the property, plant and equipment on the balance sheet represents the cost less accumulated depreciation and any impairment charges. Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

Land is not depreciated, but otherwise other fixed assets in use are depreciated on a straight-line basis. Expected useful lives of long-lived assets are reviewed annually and, where they differ significantly from previous estimates, depreciation periods are changed accordingly.

Ordinary repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the asset's carrying amount when it is probable that the Group will derive future economic benefits in excess of the

originally assessed standard of performance of the existing asset. Major renovations are depreciated over the useful lives of the related assets.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in operating profit. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less selling costs.

Component cost accounting

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part over their useful lives.

INTANGIBLE ASSETS

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associate at the date of the acquisition. Goodwill on acquisitions of associates is included in investments in associates.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired, is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised exceeds the cost, the difference is recognised immediately in the income statement.

Other Intangible assets

Expenditure on acquired patents, trademarks and licenses is capitalized and amortized using the straight-line method over their useful lives. Intangible assets are not re-valued.

FINANCIAL INVESTMENTS

All investments are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as available-for-sale, are measured at fair value. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Other long-term investments that are intended to be held-to-maturity are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the year to maturity. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognised or impaired, as well as through the amortization process.

IMPAIRMENT OF LONG-LIVED ASSETS

Property, plant and equipment and other non-current assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable, mainly independent, cash flows. An impairment loss is the amount by which the carrying amount of the assets exceeds the recoverable amount. The recoverable amount is the higher of the asset's net selling price and its value in use. The value in use is determined by reference to discounted future net cash flows expected to be generated by the asset.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined had no impairment loss been recognized in prior years.

LEASES

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability. Finance charges are charged directly against income.

Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payment made under operating leases net of any incentives received from the lessor is charged to the income statement on a straight-line basis over the period of the lease.

OTHER LONG-TERM RECEIVABLES

Other long-term receivables are measured at net present value when the expected payments are long due and these are not interest bearing.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

CONSTRUCTION CONTRACTS

The Group's business activities mainly involve deliveries of products and services under contract to customers. Revenue related to construction contracts is recognized using the percentage of completion method, based primarily on contract costs incurred to date, compared to estimated overall contract costs.

If the final outcome of a contract cannot be estimated reliably, contract revenue is recognized only to the extent costs incurred are expected to be recovered. Any projected losses on future work done under existing contracts, are expensed and classified as accrued costs/provisions in the balance sheet under short term debt. Losses on contracts are recognized in full when identified. Recognized contract profit includes profit derived from change orders and disputed amounts when, in management's assessment, realization is probable and reasonable estimates can be made.

Project costs include costs directly related to the specific contract and indirect costs attributable to the contract.

Project revenue is classified as operating revenue in the profit and loss account. Work in progress is classified as short-term receivables in the balance sheet. Advances from customers are deducted from the value of work in progress of the contract involved or, to the extent they exceed this value, recorded as customer advances. Customer advances that exceed said contract offsets are classified as short term debt.

GOVERNMENT GRANTS

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

TRADE RECEIVABLES

Trade receivables are carried at their anticipated realizable value, which is the original invoice amount less an estimated valuation allowance for impairment of these receivables. A valuation allowance for impairment of trade receivables is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

INTEREST-BEARING LIABILITIES

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loss and borrowings are subsequently measured at amortized cost using the effective interest method; any difference between proceeds (net of transaction costs) and the redemption value is recognized on the income statement over the period of the interest bearing liabilities. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortization process.

INCOME TAXES

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Expected utilization of tax losses are not discounted when calculating the deferred tax asset.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

PENSION OBLIGATIONS

The Group has both defined benefit and contribution plans. For defined benefit plans, the liability in respect of defined benefit pension plans it the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service cost. The defined benefit obligation is calculated by independent actuaries and is measured as the present value of the estimated future cash outflows. The cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of the employees. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are recognized over the average remaining service lives of the employees concerned. The Group do not recognise actuarial gains and losses that fall within a "corridor" that is defined as 10% of scheme assets or scheme liabilities, whichever is the greater.

For defined contribution plans, contributions are paid to pension insurance plans. Once the contributions have been paid, there are no further payment obligations. Contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.

PROVISIONS

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. Where discounting is used, the carrying amount of provision increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognized as interest expense.

FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash-flow interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially and thereafter recognized on the balance sheet at fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates the derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction (cash flow hedge) or of a firm commitment (fair value hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective both prospectively and retrospectively are recorded on the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective both prospectively and retrospectively are recognized in equity.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately on the income statement.

RELATED PARTY TRANSACTIONS

All transactions, agreements and business activities with related parties are conducted according to ordinary business terms and conditions.

SEGMENT INFORMATION

The segmentation is based on the dominant source and nature of the risks and returns of the Group as well as the Group's internal reporting structure.

Aker Group has identified business segments as its primary reporting segment, and geographical segments as its secondary reporting segments.

The Group comprises the following business segments (descending revenue);

- Aker Kværner Group (Oil & Gas, Engineering and Construction)
- Aker Yards (Designing and construction of vessels)
- Aker Seafoods (Farming and harvesting seafood products)
- Aker Material Handling (Storage and archiving systems)
- Other businesses (segments that not qualify as separate segments due to size of operations)
- Aker ASA incl. other Holding Companies

The Group comprises the following geographical segments (descending revenue);

- European Union
- North – America
- Norway
- Other areas
- Asia

Comparative information is normally restated for changes in reportable segments

DIVIDENDS

Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of the average number of treasury shares held over the period. The calculation of diluted

earnings per share is consistent with the calculation of basic earnings per share while giving effect to all dilutive potential ordinary shares that were outstanding during the period, that is:

- The net profit for the period attributable to ordinary shares is increased by the after-tax amount of dividends and interest recognized in the period in respect of the dilutive potential ordinary shares and adjusted for any other changes in income or expense that would result from the conversion of the dilutive potential ordinary shares.
- The weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares increases the weighted average number of ordinary shares outstanding.

COMPARATIVES

When necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

CONVERTIBLE BONDS

Convertible bonds that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with the changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity component in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective interest rate method.

Kværner ASA

Interim report for second quarter 2005

Kvaerner continued the process of creating values throughout the whole second quarter 2005.

To a large degree events involving Aker American Shipping ASA were to the fore in the second quarter of 2005. A private placement was successfully completed. On 30 June all the shares in the company were sold to Aker ASA at NOK 981 million, corresponding to the share price in the private placement. The transaction gave an accounting profit of NOK 823 million. On 11 July 2005 the company was listed on the Oslo Stock Exchange.

Following the sale of the shares in Aker American Shipping ASA, including the subsidiaries Kvaerner Philadelphia Shipyard, Inc (KPSI) and the ship owning company American Shipping Corporation (ASC), Kværner ASA now consists mainly of a 49 per cent B-share investment in Aker ASA and a 20 per cent investment in Sea Launch.

Profit and loss account

Below follows the profit and loss account for the Kvaerner group, including Aker American Shipping ASA which was sold on 30 June 2005. The comments should be read in the context of the more detailed figures given at the end of the report.

Amounts in NOK mill	2Q04	1Q05	2Q05	YTD 04	YTD 05
Revenues	9 212	1 242	395	17 941	1 637
EBITDA[1]	235	-107	1	463	-106
Exceptional items	-299	-1 393	823	-299	-570
EBIT[2]	-245	-1 531	861	-212	-670
Net profit/loss	-251	-1 521	860	-229	-661

[1]*Earnings before interest, depreciation and amortisation.* [2]*Earnings before interest and tax.*

- EBITDA for the Kvaerner group in the second quarter totaled NOK 1 million. For the first half of the year a loss of NOK 106 million was recorded. The group's revenues have decreased substantially from the first quarter due to the sale of Kvaerner (UK) Ltd.
- Exceptional items for the first six months of 2005 were negative NOK 570 million a consequence of the loss of NOK 1 393 million from the sale of Kvaerner (UK) Limited as described in the first quarter report 2005 (accounting deconsolidation), in addition to the profit from the sale of the shares in Aker American Shipping ASA as mention initially.

- Net financial costs in the second quarter amounted to NOK 47 million, while the corresponding figure for the first half was NOK 27 million.

Balance sheet

The closing balance for the Kvaerner group on 30 June 2005, therefore following the sale of the shares in Aker American Shipping ASA, was as follows.

Amounts in NOK million	30.6.04	31.12.04	31.03.05	30.06.05
Deferred tax asset	386	243	-	-
Goodwill, patents etc	-	-	-	-
Tangible fixed assets	587	483	205	-
Other long-term operating assets	3 243	2 926	183	192
Long-term investments	5 683	2 908	2 810	5 046
Interest-bearing long-term receivables	232	139	14	1 551
Current operating assets	2 603	1 926	1 076	27
Interest-bearing receivables	73	5	300	-
Cash and bank deposits	601	567	73	40
Total assets	**13 408**	**9 197**	**4 661**	**6 856**
Equity	8 180	5 207	3 660	6 777
Minority interest	4	4	-	-
Deferred tax	887	886	-	-
Subordinated debt	-	-	-	-
Other long-term liabilities	86	81	57	53
Interest-bearding long-term debt	505	499	146	-
Taxes payable	79	66	-	-
Other current operating liabilities	2 853	1 995	106	26
Interest-bearing current liabilities	814	459	692	-
Total liabilities and equity	**13 408**	**9 197**	**4 661**	**6 856**

- Other long-term operating assets mainly comprise of a loan to Sea Launch.
- Long-term investments principally consist of the B-share investment in Aker ASA. The value is based on the share price of Aker ASA's A-shares on 30 June 2005.
- Interest-bearing long-term receivables mainly comprise a receivable on Aker ASA from the sale of the shares in Aker American Shipping ASA, a loan to KPSI and the receivable on Kvaerner (UK) Ltd. The loan to KPSI was settled in July 2005, while settlement of the receivable on Aker ASA will take place on 28 February 2006 at the latest.
- Current operating assets have been substantially reduced from the first quarter in line with the reduction of working capital as a consequence of the sale of the shares in Aker American Shipping ASA.

- Total cash reserves at the end of the period were NOK 40 million, compared with NOK 73 million at the end of the first quarter. The reduction is primarily due to the sale of Aker American Shipping.
- The board considers the liquidity situation as satisfactory.
- Other long-term liabilities consist of NOK 53 million in pension commitments related to the remaining business.

Outlooks

- After the sale of the shares in Aker American Shipping ASA, the Kvaerner group has no direct operating activity. Consequently, the revenues and the results will mainly be related to Kværner ASA.
- Kværner and Aker have started negotiations on a possible triangle merger whereby Kværner ASA will be merged into the Aker group with settlement in Aker A shares. The proposal involves Kværner ASA merging with Aker Maritime Finance AS, a wholly owned subsidiary of Aker ASA. Kværner ASA's current shareholders will receive settlement in the form of Aker A shares. The stock prices of the two companies will form the basis for negotiations concerning the exchange ratio for the merger. Kværner and Aker are working to finalise a merger agreement by the end of August. This will make it possible to hold extraordinary general meetings in the companies by the end of September and to complete the merger by the end of the year.

Oslo, 23 August 2005

Board of Directors

Kværner ASA

Figures:

KVAERNER GROUP IN FIGURES

PROFIT AND LOSS ACCOUNT

Group summary:

Amounts in NOK millions	Q1 2005	Q2 2005	Q2 2004	1.1-30.6 2005	1.1-30.6 2004	1.1-31.12 2004
Operating revenues	1 242	388	9 212	1 637	17 841	20 187
Operating expenses	-1 349	-384	-8 977	-1 743	-17 478	-19 820
EBITDA	-107	1	235	-106	463	577
Depreciation	-11	-10	-91	-21	-207	-241
EBITA	-118	-9	144	-127	256	336
Amortisation		0	0	0	-11	-11
Operating profit before exceptional items	-118	-9	144	-127	245	325
Exceptional items	-1 393	823	-299	-570	-299	-108
Operating profit	-1 511	814	-155	-697	-54	217
Financial items	-20	47	-90	27	-158	-409
Profit/loss before tax (EBT)	-1 531	861	-245	-670	-212	-192
Taxation	10	-1	-6	9	-17	-201
Net profit/loss	-1 521	860	-251	-661	-229	-393
					0	
Minority interests	0	8	43	0	44	44
Majority share	-1 521	860	-294	-661	-273	-437
Earnings per share (NOK)	-34,47	19,49	-6,61	-14,98	-6,14	-9,85

BALANCE SHEET

Amounts in NOK millions	31.3 2005	30.6 2005	30.6 2004	31.12 2004
Deferred tax asset	0	0	398	243
Goodwill, patents etc	0	0	0	0
Tangible fixed assets	305	0	547	483
Other long-term operating assets	183	192	3 743	2 076
Long-term investments	2 610	5 046	5 683	2 008
Interest-bearing long term receivables	14	1 551	232	139
Current operating assets	1 076	37	2 803	1 920
Interest-bearing receivables	300	0	73	5
Cash and bank deposits	73	40	801	567
Total assets	4 681	6 858	13 408	8 197
Equity	3 680	6 777	8 180	5 707
Minority interests	0	0	4	4
Dividends payable	-	0	0	0
Deferred tax	0	0	887	888
Subordinated debt	0	0	0	0
Other long-term liabilities	57	53	88	91
Interest-bearing long-term debt	148	0	505	489
Taxes payable	0	0	78	66
Other current operating liabilities	108	28	2 853	1 995
Interest-bearing current liabilities	492	0	814	456
Total liabilities and equity	4 681	6 858	13 408	8 197

CASHFLOW

Amounts in NOK millions	Q1 2005	Q2 2005	Q2 2004	1.1-30.6 2005	1.1-30.6 2004	1.1-31.12 2004
Net cashflow from operating activities	-237	564	-698	330	-499	-1 046
Net cashflow from investing activities	-302	-4	-2 113	-306	-2 728	-1 520
Net cashflow from financing activities	0	-593	-3 027	-593	-2 700	-2 956
Translation adjustments	45	0	-108	45	-47	25
Net decrease (-) / increase (+) in cash and bank deposits	-494	-33	-5 946	-527	-5 472	-5 506
Cash and bank deposits as at the beginning of the period	567	73	6 547	567	6 073	6 073
Cash and bank deposits as at end of period	73	40	601	40	601	567

EQUITY RECONCILIATION

Amounts in NOK millions	Q1 2005	Q2 2005	Q2 2004	1.1-30.6 2005	1.1-30.6 2004	1.1-31.12 2004
Equity at the beginning of the period	5 707	3 680	7 027	5 707	7 915	7 915
IFRS adjustment					-180	-180
Equity at the beginning of the period IFRS adjusted	5 707	3 680	7 027	5 707	7 735	7 735
Net profit/loss	-1 521	860	-294	-661	-273	-437
Valuation differences		2 230		2 230		
New share capital	-	0	1 550	0	1 550	1 550
Share swap	-	0	-914	0	-914	-914
Dividend	-	0	-	0	-	-2 738
Translation differences	-26	31	-89	-5	82	0
Equity at the end of the period	3 680	6 777	8 180	6 777	8 180	5 707

Segments:

Aker American Shipping

Amounts in NOK millions	Q1 2005	Q2 2005	Q2 2004	1.1-30.6 2005	1.1-30.6 2004	1.1-31.12 2004
Turnover	882	190	0	1 072	0	0
EBITDA	24	41	-1	65	-71	80
EBT	7	24	-15	31	-87	77

Other

Amounts in NOK millions	Q1 2005	Q2 2005	Q2 2004	1.1-30.6 2005	1.1-30.6 2004	1.1-31.12 2004
Turnover	380	8	9 212	368	17 841	20 187
EBITDA	-131	-40	236	-171	534	497
EBT	-1 538	837	-230	-701	-115	-218



Aker ASA — Interim report for the second quarter of 2005

Continued improvement

Aker continues to move ahead. Order intake in the second quarter of 2005 increased; the Aker Group's order backlog as of 30 June 2005 reached an historic high of NOK 87 billion, up NOK 49 billion from the close of the second quarter of 2004. The positive trend in operations continues for all main Group companies, and Aker's financial position is good.

As of 30 June 2005, Aker ASA and the holding companies in the parent company structure had cash and short-term interest-bearing assets totaling NOK 1.9 billion and an equity ratio of 69 percent. Debt rose somewhat due to the Aker American Shipping acquisition; nevertheless, net interest-bearing items were positive by NOK 358 million. The market value of the Group's exchange-listed investments, currently recorded in the balance sheet at a book value of NOK 8 billion, exceeded NOK 17 billion as of mid-August. Aker ASA is the parent company of the Aker Group.

Operations of the main companies in the Aker Group have developed favorably. The Group's total order intake during the past year ensures continued improved earnings and a significantly improved 2005 profit, compared with 2004.

- Aker Kværner reports increased revenues, better earnings, and a record-high order backlog at the close of June 2005. The company has indicated that it expects to reach its financial goal for 2006 of an EBITDA of NOK 1.75 billion sooner than projected.
- Aker Yards more than doubled its order backlog over the past 12 months. Increasing activity levels and measures to improve operations contributed to the shipyard group's improved second-quarter profit. Aker Yards confirms its previous forecast of an EBITDA for 2005 somewhat above the EBITDA for 2004.

Key figures	Second quarter		1 Jan. – 30 June		Year
Consolidated and by main unit	2004	2005	2004	2005	2004
Operating revenues	13 321	**14 894**	24 747	**27 560**	51 692
EBITDA	594	**725**	1 196	**1 281**	2 315
Aker Kværner	325	**441**	639	**817**	1 362
Aker Yards	216	**240**	438	**399**	791
Aker American Shipping [1]	(1)	**41**	(71)	**65**	80
Aker Seafoods	30	**40**	156	**123**	211
Aker Material Handling	0	**12**	(11)	**9**	12
Other activities, eliminations [1]	24	**(49)**	45	**(132)**	(141)
Order intake	11 783	**26 329**	22 538	**47 754**	60 162
Order backlog [1]			49 218	**87 389**	59 551

[1] *Aker acquired its majority shareholding in Aker American Shipping in June 2005. The company's profit is presented in the above table; however those figures are reversed in the Eliminations item, so that column totals in the Aker Group's consolidated profit and loss account remain unchanged. The Aker American Shipping acquisition is recorded in the Group's consolidated balance sheet as of 30 June 2005. The Aker Group's order reserve as of 30 June 2005 includes Aker American Shipping's order backlog.*



- Aker Seafoods was established through a merger and stock-exchange listed in the second quarter of 2005. Operations of the company developed favorably in the second quarter. Annual synergies of NOK 70-100 million have been identified, and the company has concrete plans for achieving these synergies as early as in 2006.
- Aker Material Handling continued the positive development reported in the first quarter of 2005: The order situation developed favorably and operational improvements along with lower steel prices are expected to result in gradually stronger margins.

Key events in and after the close of the second quarter

Aker American Shipping acquisition

In the second quarter of 2005, Kværner ASA established the company Aker American Shipping, which builds, owns, and leases vessels to US vessel operators via Aker American Shipping's wholly owned US subsidiaries. A private placement of shares to select investors at NOK 65 per share established the new company's market capitalization at approximately NOK 1.8 billion.

Following the share placement, Aker ASA acquired all Aker American Shipping shares owned by Kværner for NOK 982 million; the purchase was made at the same per-share price paid by investors participating in the aforementioned private placement of shares. Accordingly, Aker owned 54.7 percent of Aker American Shipping stock, which was listed on the Oslo Stock Exchange on 11 July 2005. Settlement for the shares is due no later than 28 February 2006.

In July 2005, Aker ASA carried out a smaller-sized, preferential sale of shares to existing Aker and Kværner shareholders and leading personnel in Group companies. A total of 424,050 shares were sold at per-share price of NOK 65. Following this disbursement of shares, Aker owns 53.2 percent of Aker American Shipping.

Aker Seafoods: exchange listing, share issue, share divestiture, and convertible bond loan

In March 2005, Aker acquired the fisheries companies West Fish-Aarsæther and Nordic Sea Holding, and established the company Aker Seafoods ASA. At that time, Aker held 88.5 percent of Aker Seafood ASA shares. The former owners of the two acquired companies held the remaining Aker Seafoods shares.

The establishment of Aker Seafoods ASA was formally approved by Norwegian regulatory authorities in May 2005, and the company was listed on the Oslo Stock Exchange on 13 May. Prior to listing, Aker Seafoods completed a NOK 100 million share issue, which entailed a reduction in ownership in Aker Seafoods ASA by Aker and the company's other shareholders. In these transactions, the market priced the newly established company at NOK 1.4 billion, or NOK 29 per share. Aker's share sale amounted to NOK 243 million; Aker currently owns 65 percent of Aker Seafoods ASA.

In late May 2005, Aker issued a NOK 295 million convertible bond loan. The bonds may be converted to Aker Seafoods shares within three years of the issue date, under specific terms and conditions. The per-share conversion price is NOK 40. If the entire bond issue is converted, Aker will own 50.01 percent of Aker Seafoods.



US tax audit of Aker subsidiary
Following a tax audit of one of Aker's wholly owned subsidiaries in the United States, US tax authorities disallowed transactions completed in 2000 that provided tax deductions for the company. The affected US subsidiary is part of the Group's parent company structure.

Although Aker does not accept the tax authorities' conclusions in the matter, it has chosen to record a NOK 300 million tax expense in the second quarter of 2005. Regardless of whether Aker decides to accept the tax authorities' determination or challenge it, the company is required to pay the claimed amount, probably in the third quarter of 2005. Aker has no other issues of a similar nature outstanding.

Establishment of Aker Invest as part of Aker Capital
In June 2005, Aker and Aker Yards jointly established Aker Invest, a company that will be in charge of the Aker Group's existing financial investments and have responsibility for identifying and developing new value-creating projects for the Group. Aker Invest was established through the transfer of assets owned by Aker and Aker Yards to the new company, with compensation in the form of shares and loans. The total value of Aker Invest's assets is NOK 880 million.

According to the value of the paid-in capital provided by Aker Invest's founders, Aker owns 60 percent of Aker Invest; Aker Yards owns the remaining 40 percent of the company. The transactions, which had no material effects on the two companies' profits, have been carefully reviewed by independent third parties. Aker's ownership interest in Aker Invest is held by Aker's wholly owned subsidiary Aker Capital.

Aker House
In June, Aker purchased a real estate parcel at Fornebu in Bærum municipality, near Oslo, where the Group's new headquarters will be built. The NOK 150 million purchase price includes approved architectural drawings for an office building suitable for some 2,100 employees.

A wholly owned Aker subsidiary that will own the new headquarters has signed a letter of intent with Skanska for the building's construction. Aker House (Aker Hus) is scheduled to be completed by year-end 2007; the premises will house the Oslo-region activities of Aker, Aker Kværner, Aker Yards, Aker Seafoods, and Aker Material Handling.

Financial strength

The balance sheet of the parent company Aker ASA including holding companies that are part of the parent company structure as of 30 June 2005, was solid.

The market capitalization of Aker's listed investments is developing favorably. Aker Kværner, Aker Yards, and Kværner recorded all-time high share prices in August. The highest Oslo Stock Exchange closing prices in the reporting period were as follows (lowest 12-month per-share closing prices in parentheses). Aker Kværner: NOK 342 (NOK 103.75), Aker Yards: NOK 287 (NOK 90), and Kværner: NOK 162.50 (NOK 22.20). The book value as of 30 June 2005 of Aker's investments



in listed and non-listed securities was NOK 8.0 billion. In mid-August, the market value of Aker's listed securities, alone, exceeded NOK 16 billion.

The acquisition of Aker American Shipping shares, along with exchange listing, the private placement which disbursed ownership in Aker American Shipping, and the Aker Seafoods convertible bond loan are responsible for the most significant second-quarter 2005 changes in the Aker ASA and holding companies' balance sheet, as presented below. As part of the process of listing Aker Seafoods ASA, Aker Seafoods Holding was included in Aker ASA and holding companies.

Investments by Aker ASA and holding companies included in the parent company structure increased, due to the new shareholding in Aker American Shipping. The balance sheet item Cash and cash equivalents rose in the second quarter due to share divestments and the issuance of a new bond loan. Interest-bearing debt owed to non-Group lenders increased in the quarter due to the new bond loan and the Kværner ASA debt associated with the agreed deferred share settlement for Aker's ownership stake in Aker American Shipping. Interest-bearing intra-Group debt was reduced in the second quarter of 2005 as a result of the establishment and exchange-listing of Aker Seafoods ASA.

Parent and holding company **Balance sheet** *Amounts in NOK million*	As of 31 Dec. 2004	as of 31 March 2005	**as of** **30 June** **2005**
Intangible, fixed, and interest-free assets	773	837	1 006
Interest-bearing fixed assets	1 236	1 186	1 558
Investments	8 304	7 165	7 978
Interest-free receivables and inventories	384	376	69
Interest-bearing short-term assets and cash	474	1 344	1 940
Assets	**11 171**	**10 908**	**12 551**
Equity	7 618	7 851	8 660
Interest-free debt	763	800	751
Interest-bearing liabilities, intra-Group	888	881	237
Interest-bearing liabilities, non-Group	1 902	1 376	2 903
Equity and liabilities	**11 171**	**10 908**	**12 551**
Net interest-bearing receivables (+) / liabilities (-)	*- 1 080*	*+ 273*	*+ 358*
Equity ratio (in %)	*68%*	*72%*	*69%*

New strategic initiatives

Aker Drilling
Increased demand for advanced, sixth-generation drilling platforms for deployment in challenging waters and limited worldwide yard capacity for building such tonnage, offer an interesting strategic business opportunity for the Aker Group. Aker's exploration of the potential offered by this opportunity has included paid-for studied conducted at Aker Kværner for further development of previous platform concepts. So far, Aker has the technical and commercial responsibility.



Plans are for an Aker subsidiary to enter into contracts with Aker Kværner later this fall for building two sixth-generation drilling platforms for delivery in 2007 and 2008 The contract will include an option to build additional platforms of a similar type. Aker Kværner will build the advanced drilling platforms at its yards in Norway.

The rigs to be built by Aker will be unique in the market. The platforms will feature great load-bearing capacity and highly effective dual RamRig drilling gear; the new platforms are efficient units for drilling deep-water exploration and production wells in remote waters and in Arctic seas. Aker Kværner has extensive experience in designing and building drilling rigs and semi-submersible production platforms. The company's RamRig drilling packages have been tested extensively and documented to be efficient.

Aker Drilling is the provisional name of the company that will own the new series of offshore rigs built under the Aker umbrella. Non-Group investors will be invited to become co-owners of the new company, in which Aker foresees maintaining an ownership interest in the range of 20 to 50 percent, after the company has been fully capitalized.

Main business activities

Aker Kværner	Second quarter 2004	Second quarter 2005	1 Jan. – 30 June 2004	1 Jan. – 30 June 2005	Year 2004
Operating revenues	8 857	**9 709**	16 572	**18 116**	35 553
EBITDA	325	**441**	639	**817**	1 362
Profit after financial items	137	**266**	296	**471**	647
Order intake	10 301	**16 625**	17 624	**26 301**	41 582
Order backlog [1]			32 442	**44 523**	35 920

[1] *At the close of the reporting period*

Aker Kværner's operating revenues increased in the second quarter of 2005; EBITDA increased for the fifth consecutive quarter. EBITDA for the first six months of the year was up 28 percent, compared with the first six months of 2004.

The Aker Kværner Group successfully completed several reference projects with solid profitability in the second quarter of 2005. Among key deliveries were two concrete jackets for Russia's Sakhalin II field development, a semi-submersible production platform for the Kristin project on the Norwegian continental shelf, an oil production ship for the White Rose field offshore Canada, and deliveries to a large cellulose facility in China.

With several major contract awards in the second quarter of 2005, Aker Kværner's order backlog reached a record high of NOK 44.5 billion as of 30 June 2005. Order intake during the three months of the quarter corresponds to more than five months' operating revenues at current levels.

The favorable development of Aker Kværner's main markets continued in the second quarter of 2005, and there is a great deal of activity both as to bidding and early-phase studies. Prospects are good for Aker Kværner's Oil & Gas business area, with many opportunities for attaining additional



projects in the North Sea and elsewhere. Similarly, all of Engineering & Construction's core markets show positive development.

Aker Kværner achieved its goal of a NOK 1.5 billion annualized EBITDA ahead of schedule in the first quarter of 2005. The goal of a 2006 EBITDA of NOK 1.75 billion is also set to be reached ahead of original projections.

Aker Kværner is a listed company, its shares trade on the Oslo Stock Exchange (ticker: AKVER). At the close of trade on 10 August 2005, the per-share price of Aker Kværner stock was NOK 342.00; accordingly, the market value of Aker's 50.01 percent shareholding in Aker Kværner was NOK 9.4 billion.

Aker Yards	Second quarter 2004	Second quarter 2005	1 Jan. – 30 June 2004	1 Jan. – 30 June 2005	Year 2004
Operating revenues	3 317	**4 053**	5 962	**7 491**	12 514
EBITDA	216	**240**	438	**399**	791
Profit after financial items	101	**203**	262	**296**	306
Order intake	1 117	**9 328**	4 221	**20 773**	17 283
Order backlog [1]			16 458	**36 305**	23 366

[1] *At the close of the reporting period*

Aker Yards reported increased operating revenues in the second quarter of 2005, and the shipyards group turned in its best EBITDA since year-end 2003. Both revenues and profit in the three or four most recent quarters were characterized by limited order intake in earlier periods; that situation has now been reversed.

Over the past 12 months, Aker Yards more than doubled its order backlog — to more than NOK 36 billion. The order backlog at mid-year 2005 represents nearly three times Aker Yards' operating revenues in 2004.

Orders are more evenly distributed among Aker Yards' three business areas than before. Order backlogs as of 30 June 2005 are as follows. Cruise & Ferries: NOK 14.8 billion, Merchant Vessels: NOK 14.2 billion, and Offshore & Specialized Vessels: NOK 7.2 billion. A total of 28 vessel newbuildings were contracted in the second quarter of 2005, and 11 ships were delivered. Aker Yards' order backlog comprises 110 vessels.

Indications are that the positive trend in Aker Yards' core markets will continue. In the market segment for cruise ships, contracting is expected to return to the level seen prior to the September 2001 terrorist attacks in the United States. Moreover, contracted vessels are larger and increasingly sophisticated. Greater world trade spurs greater seaborne transportation, and shipowners are currently enjoying higher charter rates and ordering new container vessels at ever-higher prices. Further, steel prices are poised to fall somewhat. High day rates contribute to significant willingness among shipowners to contract specialized offshore vessels.



Aker Yards maintains its previously communicated goals of 2005 revenues in the range of NOK 16 - 18 billion, and a 2005 EBITDA somewhat above the level achieved in 2004.

Aker Yards is listed on the Oslo Stock Exchange (ticker: AKY). Aker Yards shares closed at NOK 284.50 on 10 August 2005; accordingly, Aker's 55.6 percent shareholding in Aker Yards ASA had a market value of NOK 3.3 billion.

	Second quarter		1 Jan. – 30 June		Year
Aker Seafoods	2004	2005	2004	2005	2004
Operating revenues	592	**680**	1 398	**1 347**	2 467
EBITDA before non-recurring items [1]	19	**40**	107	**123**	157
EBITDA	30	**40**	156	**123**	211
Profit after financial items	(6)	**2**	80	**49**	51

[1] *Figures are exclusive of non-recurring items of an operational nature and discontinued businesses, as presented in the company's prospectus prior to stock exchange listing, its report for the second quarter of 2005, and other publications.*

Aker Seafoods was created by a merger of Aker's former Norway Seafoods business and the companies West Fish-Aarsæther and Nordic Sea Holding. The merger went into effect for accounting purposes as of 1 April 2005. Accounting figures in the table are pro forma; the figures are presented as if the companies had been merged during the accounting periods shown.

Figures pertaining to Aker Seafoods in this report are pro forma for the merged company. However, the effect of the merger is eliminated for the period prior to the merger, so that the Aker Group's historical consolidated figures remain unchanged. Aker's deepwater fisheries activities, which are part of the Aker Seafoods Corp. business area, are reported under the Aker Group's Other Activities as of the second quarter of 2005 (see below). Previously, these activities were reported as part of Norway Seafoods.

Aker Seafoods had higher operating revenues and EBITDA in the second quarter of 2005, compared with the same reporting period in 2004. Harvesting was characterized by high activity levels and higher market prices than in the past. Weak margins on shrimp and low shrimping volumes were offset by higher white fish catches in the second quarter of 2005.

Greater sales of fresh cod fillet is a key element of Aker Seafoods' corporate strategy. The proportion of such products rose from 12 percent to 20 percent of Aker Seafoods' overall sale of processed cod fish during the 12-month period from 1 July 2004 through 30 June 2005. Ongoing efforts to increase the proportion of fresh fillet are expected to yield better margins.

Following the merger earlier this year, synergies on the order of NOK 70 - 100 million have been identified by Aker Seafoods. The company has prepared plans to realize these synergies as early as in 2006.





	Second quarter		1 Jan. – 30 June		Year
Aker American Shipping	2004	2005	2004	2005	2004
Operating revenues	-	**390**	-	**1 272**	-
EBITDA	(1)	**41**	(71)	**65**	80
Profit after financial items	(11)	**38**	(91)	**53**	47
Order intake	-	**-**	-	**-**	-
Order backlog [1]			-	**6 155**	-

[1] *At the close of reporting period. Includes contracts for 10 product tankers for delivery to the company's ASC subsidiary. A long-term bareboat charter agreement has been entered into with shipowners OSG for leasing of these vessels.*

Aker's majority interest in **Aker American Shipping** was acquired at the close of June 2005. However, consolidation in Aker's accounts takes effect as of the third quarter of 2005, according to standard procedures. Aker American Shipping's most important assets are its subsidiaries Kvaerner Philadelphia Shipyard, Inc. and American Shipping Corporation (ASC). The latter will own and charter product tankers for the Jones Act market, comprising vessels sailing between United States ports.

In the second quarter of 2005, ASC entered into a chartering agreement with the US shipowners Overseas Shipholding Group (OSG) covering ten product tankers. The vessels, to be built at Kvaerner Philadelphia, will be delivered between 2006 to 2010.

In May 2005, Kvaerner Philadelphia delivered its third containership to Matson Navigation; the vessel was delivered ahead of schedule. A fourth containership had reached 50 percent completion by 30 June; the vessel is scheduled for delivery to Matson Navigation in May 2006. Construction is about to begin on the shipyard's fifth newbuilding, the first product tanker in the series of ten vessels for OSG.

Aker American Shipping was listed on the Oslo Stock Exchange on 11 July 2005 (ticker: AKASA). Following a smaller-sized secondary sale of shares prior to listing, Aker owns 53.2 percent of Aker American Shipping's shares. Aker American Shipping stock closed at NOK 65.25 on 10 August; accordingly, the market value of Aker's stake in the company is NOK 960 million.

	Second quarter		1 Jan. – 30 June		Year
Aker Material Handling	2004	2005	2004	2005	2004
Operating revenues	322	**340**	585	**635**	1 226
EBITDA	0	**12**	(11)	**9**	12
Profit after financial items	(11)	**6**	(32)	**(10)**	(60)
Order intake	365	**376**	693	**680**	1 297
Order backlog [1]	318	**292**	318	**292**	265

[1] *At close of reporting period*



Aker Material Handling increased its operating revenues and profit margins in the second quarter of 2005 — and reports an unbroken string of positive EBITDA figures on a rolling twelve-month basis, since year-end 2002. EBITDA for the twelve-month period ending 30 June 2005 was NOK 32 million.

The order situation developed favorably, and the order backlog stood at a comfortable NOK 292 million as of 30 June 2005. Aker Material Handling secured several strategically important projects in the second quarter.

In Germany, Aker Material Handling's factory modernization project was completed ahead of schedule in the second quarter. An unused production line at the company's factory in Norway was relocated to Germany and became operational three months ahead of schedule. Also, framework conditions under which the factory operates are more favorable, since temporary agreements with employees and their representatives governing working hours and wages have been made permanent.

Aker Material Handling's Scandinavian markets developed favorably in the second quarter, but other European markets continued to be marked by relatively low activity levels and fierce competition. Aker Material Handling has developed and launched a powerful, new calculation tool for use by its sales staff. The tool is expected to contribute to more efficient sales.

Aker Material Handling is wholly owned by Aker.

Parent company Aker ASA, Other Activities, and eliminations	**Second quarter** 2004	2005	**1 Jan. – 30 June** 2004	2005	Year 2004
Operating revenues	233	(278)	230	(1 301)	(68)
EBITDA	24	(49)	45	(132)	(141)
Profit after financial items	(234)	(181)	(288)	(258)	(475)

Other Activities includes several non-operating companies in the parent company structure and the activities of the recently established Aker Invest, Aker Asset Management, and Aker Insurance Services. The three businesses mentioned are organized in Aker Capital. Other Activities also includes Aker Seafoods Corp. and the Norwegian soccer team Molde Fotballklubb.

The market for surimi products developed favorably, though profit for the Argentina-based operations in Aker Seafoods Corp. suffered from employee strikes during the first months of the year. Trial krill harvesting proceeded as planned; in 2006, krill will be harvested using a vessel better suited to the task. The surimi project in Faeroe Islands waters has proved promising this year, with earnings in the black for the first time.

Operating expenses of the parent company Aker ASA and other companies that comprise the holding company structure amounted to NOK 35 million in the first six months of 2005.



AKER GROUP INCOME STATEMENT

Amounts in NOK million	2Q 2005	2Q 2004	January-June 2005	January-June 2004	Year 2004
Operating revenues	14 894	13 321	27 560	24 747	51 692
Operating expenses	(14 170)	(12 727)	(26 280)	(23 551)	(49 377)
Operating profit before depreciation (EBITDA)	725	594	1 281	1 196	2 315
Depreciation	(195)	(207)	(384)	(393)	(776)
Operating profit before impairment changes	530	388	897	804	1 539
Impairment changes	(6)	(1)	(6)	(27)	(35)
Profit before financial items	524	388	891	778	1 504
Net financial items	(191)	(273)	(291)	(412)	(757)
Profit before tax and non recurring items	334	113	601	364	747
Non recurring items	0	(138)	0	(136)	(231)
Profit before tax	334	(24)	601	228	516
Tax	(414)	(34)	(532)	(131)	(496)
Profit after tax	(81)	(58)	68	96	20
Minority interest	168	28	267	100	231
Majority interest	(247)	(85)	(199)	(3)	(211)



AKER GROUP BALANCE SHEET

Amounts in NOK million	As of June 2005	As of June 2004	31 December 2004
Assets			
Non-current assets			
Property, plant & equipment	5 931	5 825	5 614
Goodwill	6 847	6 940	6 952
Deferred tax assets	1 679	1 887	1 671
Other intangible assets	1 594	230	382
Available-for-sale financial assets	1 271	554	584
Share and equity investments	523	212	227
Interest-bearing long-term receivables	538	300	773
Other long-term assets	464	535	459
Total non-current assets	**18 845**	**16 484**	**16 662**
Current assets			
Inventory, trade and other receivables	21 432	17 424	14 529
Interest-bearing short term receivables	433	657	168
Cash and bank deposits	6 471	6 602	8 072
Total current assets	**28 335**	**24 683**	**22 769**
Total assets	**47 181**	**41 167**	**39 431**
Equity and liabilities			
Paid in capital	7 807	7 807	7 807
Retained earnings	(1 057)	(844)	(1 649)
Total equity attributable to equity holders of the parent company	**6 750**	**6 963**	**6 158**
Minority interest	5 968	3 150	3 159
Total equity	**12 719**	**10 113**	**9 317**
Non-current liabilities			
Interest-bearing loans	8 326	7 622	7 278
Subordinated debt	2 981	2 930	2 728
Deferred tax liability	557	323	480
Provisions and other long-term liabilities	2 149	1 969	2 078
Total non-current liabilities	**14 013**	**12 843**	**12 582**
Current liabilities			
Short term interest bearing debt	1 738	2 577	1 297
Tax payable and trade and other payables	18 712	15 635	16 255
Total current liabilities	**20 449**	**18 212**	**17 552**
Total liabilities	**34 463**	**31 055**	**30 114**
Total equity and liabilities	**47 181**	**41 167**	**39 431**



AKER GROUP STATEMENT OF CHANGES IN EQUITY

Amounts in NOK million	2Q 2005	2Q 2004	January-June 2005	January-June 2004	Year 2004
As of beginning of period	6 485	6 994	6 158	6 918	6 918
IAS 39, 1 January 2005	-	-	(220)	-	-
Net profit	(247)	(85)	(199)	(3)	(211)
Valuation differences	549	-	972	-	-
Proforma effects	-	-	-	-	-
Translation and other differences	(37)	54	39	48	(549)
As of end of period	**6 750**	**6 963**	**6 750**	**6 963**	**6 158**

AKER GROUP CASH FLOW STATEMENT

Amounts in NOK million	2Q 2005	2Q 2004	January-June 2005	January-June 2004	Year 2004
Cash flow from operating activities	(361)	(222)	(2 058)	1 160	4 907
Cash flow from investing activities	(1 034)	257	187	138	(992)
Cash flow from financing activities	1 126	(2 890)	221	(3 060)	(3 925)
Cash flow in the reporting period	**(287)**	**(2 455)**	**(1 668)**	**(1 782)**	**(10)**
Effects of changes in exchange rates on cash	(4)	(68)	67	(20)	(302)
Cash and cash equivalents at the beginning of period	6 742	9 325	8 072	8 354	8 384
Cash and cash equivalents at end of period	**6 471**	**6 602**	**6 471**	**6 602**	**8 072**

VEDTEKTER FOR AKER ASA

(sist endret på ekstraordinær generalforsamling 30. august 2004)

§ 1 Selskapsform, forretningssted og firma

Selskapet er et allmennaksjeselskap med forretningskontor i Oslo. Selskapets navn er Aker ASA.

§ 2 Formål

Selskapets virksomhet består i å eie og drive industri- og annen tilknyttet virksomhet, forvaltning av kapital og andre funksjoner for konsernet, samt delta i eller overta annen virksomhet.

§ 3 Aksjekapital

Selskapets aksjekapital er NOK 2.422.897.876 fordelt på 86.532.067 aksjer hver pålydende NOK 28. Selskapets aksjer skal være registrert i Verdipapirsentralen.

Selskapet aksjer er fordelt på følgende aksjeklasser:

44.131.354 A-aksjer til sammen pålydende NOK 1.235.677.912
42.400.713 B-aksjer til sammen pålydende NOK 1.187.219.964

Selskapets B-aksjer har ikke stemmerett. For øvrig gir aksjene lik rett i selskapet.

Ved forholdsmessige kapitalforhøyelser innen hver aksjeklasse har aksjonærene bare fortinnsrett til aksjer innen den aksjeklasse de eier aksjer fra før.

Med flertall som for vedtektsendring kan samtlige eller deler av selskapets B-aksjer omgjøres til A-aksjer.

§ 4 Styret

Styret består av 6 – 12 medlemmer hvorav 1/3 velges av og blant de ansatte i selskapene i Aker-konsernet. Det kan velges inntil 3 aksjonærvalgte varamenn årlig.

§ 5 Valgkomité

Selskapet skal ha en valgkomité bestående av minst 3 medlemmer som skal velges av generalforsamlingen. Valgkomiteen skal forberede valg av styremedlemmer. Generalforsamlingen kan vedta instruks for valgkomiteens arbeid

§ 6 Signatur

Selskapets firma tegnes av styrets formann alene eller av et styremedlem og konsernsjefen i fellesskap.

§ 7 Generalforsamling

Selskapets generalforsamling skal innkalles ved skriftlig henvendelse til alle aksjonærer med kjent adresse med minst to (2) ukers varsel. Innkalling til generalforsamling skal så snart som praktisk mulig etter utsendelse annonseres i minst én riksdekkende avis. Selskapet kan i innkallingen angi en frist for påmelding som ikke må utløpe tidligere enn fem (5) dager før generalforsamlingen. Generalforsamlingen ledes av styrets formann eller den han oppnevner. På den ordinære generalforsamling skal følgende spørsmål behandles og avgjøres:

a) Godkjennelse av årsregnskap og årsberetning, herunder utdeling av utbytte.
b) Andre saker som etter lov eller vedtekter hører under generalforsamlingen.

Pro forma consolidated financial statements – assumptions and adjustments and review report from KPMG regarding pro forma financial information for Aker

Set out below are pro forma profit and loss accounts for New Aker Group for the financial year 2004 and the interim period ended 30 June 2004 and 2005.

The financial accounts have been prepared on a historical cost basis on a consolidated level for all periods. Historical information for the Aker Group has been derived from audited consolidated financial statements for the financial year 2004 and unaudited consolidated financial statements for the financial period ended 30 June 2005 and 30 June 2004.

The financial information for the Kværner Group has been prepared based on Kværner's assets, rights and liabilities as of the end of June 2005. Balance sheet items and profit and loss items have then been rolled-back to 1 January 2004 based on the assumptions described below. In addition Aker American Shipping is included from 1 January 2004 until the company was sold to Aker at the end of June 2005. The pro forma Aker American figures includes the debt to equity conversion of USD120.7 million, new paid-in equity of USD118.5 million and contribution in kind of USD34.1 million.

In Kværner Group's pro forma profit and loss accounts administration expenses for the management of Kværner have been included with annual cost of NOK 24 million. In addition interest income on long-term interest-bearing receivables at 30 June 2005 have been calculated for all the reporting periods. The interest rate used, is the rate at end of 1st half of 2005. In addition, all inter-company debt and receivables between Kværner and the Aker American Shipping Group have been eliminated. Tax expense has been calculated on the pro forma adjustments.

The pro forma financial statements are provided for information purposes only and are not necessarily indicative of actual results that would have been achieved had the transactions and assumptions described below occurred during the periods presented.

The Aker Group was established through the merger between Aker RGI Holding AS and a wholly owned subsidiary of the Kværner Group in 2004. The merger followed a series of transactions during 2004, described in details in the attached annual reports of Aker (Appendix VII) and Kværner (included in Appendix I). Aker's ownership in Kværner at end of 2004 was 21.7 %. Kværner, in turn, owns 49 % of Aker's share capital, in the form of non-voting "B" Shares.

Kværner will be merged into the Aker Group with settlement in the form of Aker "A" Shares.

In the pro forma profit and loss accounts the 21.7 % shares owned by Aker (1.3 billion NOK at 30 June 2005) and the 49 % owned by Kværner (5.0 billion NOK at 30 June 2005) are eliminated.

The share value is based on the share price of Aker and Kværner on 30 June 2005.

In addition, all inter group debt and receivables between Aker Group and Kværner Group around NOK 1 billion have been eliminated. This mainly represent Aker's purchase price for Aker American Shipping from Kværner in the end of June 2005. The purchase price in excess of book value is preliminary allocated to contracts.

To present comparable financial information, pro forma accounts for the financial year ended 2004 and the interim financial period ended 30 June 2005 have been prepared as if the Merger took place for accounting purposes as of 1 January 2004.

The pro forma financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and the accounting principles listed in Appendix III "IFRS transition document for Aker". The accounting principles may differ in material respect from accounting principles in other jurisdictions.

In 2001 the EU Commission resolved that all listed companies within the European Union are required to apply IFRS in their consolidated accounts from 1 January 2005. Under the European Economic Area agreement, these changes also apply to Norwegian companies listed on Oslo Børs. Aker has converted from NGAAP to IFRS with reporting effect from 1st quarter of 2005. Aker has prepared the pro forma opening balance at the date of transition to IFRS, which is 1 January 2004.

These accounts are prepared as the basis of Aker's current understanding of IFRS, applicable from 1 January 2005. However, there is still inherent uncertainty to how these standards should be interpreted and implemented. The consequence may be that the preliminary assessments regarding the opening balance as per 1 January 2004 will have to be adjusted before the opening balance becomes "final" in connection with the first annual audited IFRS accounts as of 31 December 2005.

New Aker ASA Group 1st half year 2005

INCOME STATEMENT

Amounts in NOK million	Aker Group	Kværner Group pro forma	Pro forma adjustment	New Aker Group pro forma
Operating revenues	27 560	1 272	-	28 832
Operating expenses	(26 280)	(1 219)	-	(27 498)
Operating profit before depreciation (EBITDA)	1 281	53	-	1 334
Depreciation	(384)	(15)	-	(398)
Operating profit before impairment changes	897	38	-	935
Impairment changes	(6)	-	-	(6)
Profit before financial items	891	38	-	930
Net financial items	(291)	43	(17)	(265)
Profit before tax and non recurring items	601	81	(17)	665
Non recurring items	0	-	-	0
Profit before tax	601	81	(17)	665
Tax	(532)	(6)	5	(534)
Profit after tax	68	75	(12)	131
Minority interest	267	-	24	291
Majority interest	(199)	75	(36)	(160)

BALANCE SHEET

Amounts in NOK million	Aker Group	Kværner Group Pro forma	Pro forma adjustment	New Aker Group pro forma
Assets				
Non-current assets				
Property, plant & equipment	5 931	-	-	5 931
Goodwill	6 847	-	-	6 847
Deferred tax assets	1 679	-	-	1 679
Other intangible assets	1 594	-	30	1 625
Available-for-sale financial assets	1 271	5 046	(6 317)	-
Share and equity investments	523	-	-	523
Interest-bearing long-term receivables	536	1 551	(1 256)	831
Other long-term assets	464	192	-	656
Total non-current assets	18 845	6 789	(7 543)	18 091
				-
Current assets				-
Inventory, trade and other receivables	21 432	27	(14)	21 445
Interest-bearing short term receivables	433	-	-	433

Cash and bank deposits	6 471	40	-	6 511
Total current assets	**28 335**	**67**	**(14)**	**28 388**
Total assets	**47 181**	**6 856**	**(7 557)**	**46 481**
Equity and liabilities				
Total equity attributable to equity holders of the parent	6 750	6 777	(6 495)	7 032
Minority interest	5 968		-	5 968
Total equity	**12 718**	**6 777**	**(6 495)**	**13 000**
Non-current liabilities				
Interest-bearing loans	8 326	-	(1 256)	7 070
Subordinated debt	2 981	-	-	2 981
Deferred tax liability	557	-	208	766
Provisions and other long-term liabilities	2 149	53	-	2 202
Total non-current liabilities	**14 013**	**53**	**(1 048)**	**13 019**
Current liabilities				
Short term interest-bearing debt	1 738	-		1 738
Tax payable and trade and other payables	18 712	26	(14)	18 724
Total current liabilities	**20 450**	**26**	**(14)**	**20 462**
Total liabilities	**34 463**	**79**	**(1 062)**	**33 481**
Total equity and liabilities	**47 181**	**6 856**	**(7 557)**	**46 481**

New Aker ASA Group 1st half year 2004

INCOME STATEMENT

Amounts in NOK million	Aker Group	Kværner Group Pro forma	Pro forma adjustment	New Aker Group pro forma
Operating revenues	24 747	-	-	24 747
Operating expenses	(23 551)	(82)	-	(23 633)
Operating profit before depreciation (EBITDA)	**1 196**	**(82)**	**-**	**1 114**
Depreciation	(393)	(15)	-	(408)
Operating profit before impairment changes	**804**	**(97)**	**-**	**706**
Impairment changes	(27)	-	-	(27)
Profit before financial items	**776**	**(97)**	**-**	**679**
Net financial items	(412)	22	(17)	(407)
Profit before tax and non recurring items	**364**	**(76)**	**(17)**	**271**
Non recurring items	(136)	-	-	(136)
Profit before tax	**228**	**(76)**	**(17)**	**135**
Tax	(131)	(5)	5	(131)
Profit after tax	**96**	**(80)**	**(12)**	**4**
Minority interest	100	-	(41)	59
Majority interest	(3)	(80)	28	(55)

BALANCE SHEET

Amounts in NOK million	Aker Group	Kværner Group Pro forma	Pro forma adjustment	New Aker Group pro forma
Assets				
Non-current assets				
Property, plant & equipment	5 825	249	-	6 074
Goodwill	6 940	-	-	6 940
Deferred tax assets	1 887	-	-	1 887
Other intangible assets	230	271	595	1 097
Available-for-sale financial assets	554	2 672	(3 188)	38
Share and equity investments	212	-	-	212
Interest-bearing long-term receivables	300	1 247	(952)	595
Other long-term assets	536	344	-	880
Total non-current assets	**16 484**	**4 783**	**(3 544)**	**17 724**
				-
Current assets				-
Inventory, trade and other receivables	17 424	942	(14)	18 352
Interest-bearing short term receivables	657	-	-	657
Cash and bank deposits	6 602	713	-	7 315
Total current assets	**24 683**	**1 655**	**(14)**	**26 324**
	-	-		
Total assets	**41 167**	**6 438**	**(3 558)**	**44 047**
Equity and liabilities				
Total equity attributable to equity holders of the parent	6 963	5 562	(4 575)	7 950
Minority interest	3 150	-	822	3 972
Total equity	**10 113**	**5 562**	**(3 753)**	**11 922**
Non-current liabilities				
Interest-bearing loans	7 622	155	-	7 777
Subordinated debt	2 930	-	-	2 930
Deferred tax liability	323	-	208	531
Provisions and other long-term liabilities	1 969	57	-	2 026
Total non-current liabilities	**12 843**	**212**	**208**	**13 264**
	-	-		
Current liabilities	-	-		
Short term interest-bearing debt	2 577	537	-	3 114
Tax payable and trade and other payables	15 635	127	(14)	15 748
Total current liabilities	**18 212**	**664**	**(14)**	**18 862**
Total liabilities	**31 055**	**876**	**194**	**32 125**
	-	-		
Total equity and liabilities	**41 167**	**6 438**	**(3 558)**	**44 047**

New Aker ASA Group year 2004

INCOME STATEMENT

Amounts in NOK million	Aker Group	Kværner Group Pro forma	Pro forma adjustment	New Aker Group pro forma
Operating revenues	51 692	-	-	51 692
Operating expenses	(49 377)	57	-	(49 320)
Operating profit before depreciation (EBITDA)	2 315	57	-	2 372
Depreciation	(776)	(30)	-	(806)
Operating profit before impairment changes	1 539	27	-	1 566
Impairment changes	(35)	-	-	(35)
Profit before financial items	1 504	27	-	1 531
Net financial items	(757)	(101)	(34)	(893)
Profit before tax and non recurring items	747	(74)	(34)	639
Non recurring items	(231)	-	-	(231)
Profit before tax	516	(74)	(34)	408
Tax	(496)	(10)	10	(496)
				-
Profit after tax	20	(84)	(24)	(88)
				-
Minority interest	231	-	21	252
Majority interest	(211)	(84)	(46)	(340)

BALANCE SHEET

Amounts in NOK million	Aker Group	Kværner Group pro forma	Pro forma adjustment	New Aker Group pro forma
Assets				
Non-current assets				
Property, plant & equipment	5 614	199	-	5 813
Goodwill	6 952	-	-	6 952
Deferred tax assets	1 671	-	-	1 671
Other intangible assets	382	235	595	1 213
Available-for-sale financial assets	584	2 810	(3 326)	68
Share and equity investments	227	-	-	227
Interest-bearing long-term receivables	773	1 264	(969)	1 068
Other long-term assets	459	207	-	666
Total non-current assets	16 662	4 716	(3 700)	17 678
				-
Current assets				-
Inventory, trade and other receivables	14 529	822	(14)	15 337
Interest-bearing short term receivables	168	-	-	168
Cash and bank deposits	8 072	495	-	8 567
Total current assets	22 769	1 317	(14)	24 072
Total assets	39 431	6 033	(3 714)	41 750

Amounts in NOK million	Aker Group	Kværner Group pro forma	Pro forma adjustment	New Aker Group pro forma
Equity and liabilities				
Total equity attributable to equity holders of the parent	6 158	5 528	(4 623)	7 063
Minority interest	3 159	-	715	3 874
Total equity	9 317	5 528	(3 988)	10 937
Non-current liabilities				
Interest-bearing loans	7 278	130	-	7 408
Subordinated debt	2 726	-	-	2 726
Deferred tax liability	480	-	208	688
Provisions and other long-term liabilities	2 078	55	-	2 133
Total non-current liabilities	12 562	185	208	12 956
Current liabilities				
Short term interest-bearing debt	1 297	198	-	1 495
Tax payable and trade and other payables	16 255	122	(14)	16 363
Total current liabilities	17 552	320	(14)	17 858
Total liabilities	30 114	505	194	30 813
Total equity and liabilities	39 431	6 033	(3 714)	41 750

KPMG

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

To the Board of Directors of Aker ASA

REVIEW REPORT ON PRO FORMA FINANCIAL INFORMATION

Respective responsibilities of Management and Auditors
We have reviewed the pro forma adjustments reflecting the transactions described in section 3.3 in the Prospectus concerning the merger between Kværner ASA and Aker Maritime Finance AS with consideration consisting of "A" shares in Aker ASA, and the application of these adjustments to the amounts in the pro forma IFRS consolidated profit and loss statements for the new Aker ASA Group in appendix VII in the above-mentioned prospectus for 2004 and first half year of 2004 and 2005, and the pro forma IFRS consolidated balance sheets as of June 30, 2004 and June 30, 2005 and as of December 31, 2004.

The pro forma IFRS consolidated accounts are derived from unaudited IFRS pro forma financial statements for the Aker ASA Group for 2004 and for the half year ended June 30, 2004 and June 30, 2005, and the unaudited financial statements for the Kværner ASA Group for 2004 and first half year ended June 30, 2004 and June 30, 2005.

The pro forma consolidated financial statements are the responsibility of the Company's Management. The pro forma adjustments are based on management's assumptions described in appendix VII in the above-mentioned Prospectus.

Basis of Opinion
We conducted our review in accordance with auditing standard RS 910 "Engagement to review financial statements". This standard requires that we plan and perform the review to obtain moderate assurance as to whether the pro forma adjustments are free of material misstatement. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments, and the application of the assumptions and adjustments to historical financial information. Accordingly, we do not express any such opinion.

The objective of this pro forma financial information is to show what the significant effects on historical financial information might have been had the transactions occurred at an earlier date. However, the pro forma consolidated financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned transaction actually occurred earlier.

KPMG

Opinion
Based on our review nothing came to our attention that caused us to believe that:

- management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the transaction described in section 3.3 in the above-mentioned prospectus
- the pro forma information does not reflect the proper application of the assumptions and adjustments to the financial statement amounts in the pro forma consolidated profit and loss accounts for Aker ASA Group for 2004, first half year 2005 and 2004, and the consolidated balance sheets as of June 30, 2004 and June 30, 2005 and December 31, 2004 in appendix VII in the above-mentioned Prospectus

Oslo, September 9, 2005
KPMG AS

Asbjørn Næss
State Authorised Public Accountant (Norway)

Pro forma balance sheet Aker and Holding Companies at 30 June 2005

In addition to the parent company financial statement and the group financial, Aker will also prepare financial statements for what is referred to as Aker and holding companies (Holding Company). In Akers view the Holding Company balance sheet is presented in a format that provides relevant information to investors and analysts and makes it easier to calculate the net asset value of Aker. The balance sheet of the Holding Company shows the value at which each investment has been recorded and how much debt Aker has assumed to finance the investments.

The parent company balance sheet has been expanded to contain all the wholly owned underlying administrative service companies and holding companies that carry only investments, cash, and debt in the balance sheet. The balance sheet therefore shows net debt relating to the holding companies' investments, i.e. the investments in Aker Kværner, Aker Yards, Aker Seafoods, Aker American Shipping etc.

The balance sheet shows all holding companies consolidated, whereas the operating holding companies like Aker Kværner, Aker Yards, Aker Seafoods and Aker American Shipping are included at original cost price. Original acquisition cost means the cost price paid by the Holding Company.

For further comments on the applied accounting principles, see Appendix VII "Pro forma consolidated financial statements – assumptions and adjustments and review report from KPMG regarding pro forma financial information for Aker".

Please note that Aker has elected to present this pro forma balance sheet for Aker and Holding companies in accordance with the cost method of accounting. Thus, shares in associated companies and subsidiaries are not valued according to the equity capital method in the balance sheet.

The most significant holding companies consolidated in the pro forma accounts (all holding companies are 100% owned) are listed below:

Aker ASA
Resource Group International as
RGI (Europe) B.V.
RGI Inc.
RGI Holdings Inc.
RGI (Denmark) ApS
Dianor Invest
RGI Invest Inc.
Prosessholding as
Aker Geo Seismic AS
Aker Maritime Finance AS
Norway Seafoods Holding AS
Aker Seafoods Holding AS
Aker Capital AS
Aker American Shipping Holding AS
Aker Drilling AS
Kværner Invest Norge AS
Sea Launch Holding AS

Amounts in NOK million	H1 2005
Total intangible, tangible fixed assets and interest free long term receivable	1 198
Financial interest-bearing fixed assets	2 123
Shares and other equity instruments	7 462
Interest-free short-term receivables, incl. project rec.	82
Interest-bearing short-term receivable and bank deposits	1 980
Total assets	**12 845**
Total shareholders' equity	9 875
Interest-free debt	816
Internal interest-bearing debt	237
External interest-bearing debt	1 917
Total shareholders' equity and liabilities	**12 845**
Net interest-bearing debt(-)/receivable	1 949
Equity ratio	77